


building
momentum

FIRST HORIZON NATIONAL CORPORATION | 2010 ANNUAL REPORT


moving
ahead

For First Horizon National Corp.,

2010 was a year of solid accomplishments. In a difficult environment, we improved profitability, intensified our focus on efficiency, upgraded technology and aggressively pursued new business. We continued to move ahead thanks to our core businesses of regional banking and capital markets.

Regional banking

With 184 financial centers in and around Tennessee at year's end, First Tennessee Bank has relationships with more than one in four Tennessee households and the leading deposit share in four of the state's five major metropolitan areas. We have called Tennessee home since 1864, and our community-focused relationships have resulted in one of the highest customer retention rates of any bank in the country. First Tennessee is a leader in customer satisfaction, according to the latest J.D. Power rating. Additionally, Greenwich Associates recognized us for excellence in small business banking, putting us among the top 1 percent of 750 banks evaluated. First Tennessee also received top grades in the Phoenix-Hecht Treasury Management Quality Index in the middle market and large corporate segments.

In 2011, we will work to raise that standard even higher. We believe our long-standing customer relationships and our competitive advantages of convenience, advice and service will create new opportunities for progress.

Capital markets

FTN Financial is an industry leader in fixed-income sales, trading and strategies for institutional clients in the U.S. and abroad. With 16 domestic offices at year's end, plus one in Hong Kong and one in Tokyo, FTN Financial provides a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services and derivative sales.

In 2010, FTN Financial's performance again demonstrated the strength of our capital markets platform, anchored in our experienced sales and trading resources and deep customer relationships.

Our commitment

From our corporate headquarters in Memphis to our locations throughout Tennessee and beyond, the 5,400 employees of First Horizon are committed to the customers and communities we serve. With financial services that empower businesses and individuals. With investments in the well-being of our communities. With volunteers to meet needs. Because when our customers and communities succeed, so do we. In 2011, we renew our commitment to supporting the progress that builds a prosperous future.

building momentum

CEO Message

First Horizon made significant progress in 2010 and enters 2011 a stronger, more efficient, more nimble company. Milestones included our return to profitability, the repurchase of TARP preferred shares and continued improvement in credit quality. Last year saw a further advance in our strategic evolution from the company we were to the company we will become. Despite a challenging operating environment, we built momentum that will carry us toward our goal of sustained returns for our shareholders.

For the near term, the financial services industry is facing a slow-growth, low-loan-demand environment, with the impact of the Dodd-Frank regulatory reform act looming. How financial firms handle the rough terrain will determine their future. Thanks to our progress in 2010, First Horizon is positioned to navigate this competitive landscape.

Our performance last year demonstrated the strength of our core businesses. Underlying that strength is a renewed focus on efficiency and flexibility across a range of systems and services:

- Regional banking's pre-tax income increased to $135 million in 2010 from a loss of $94 million in 2009. Because of stabilizing credit trends, provision in the regional bank declined 70 percent as our continued attention to credit and a generally improving economy resulted in more loan upgrades and fewer downgrades. The bank's loan portfolio is benefiting from our energized sales force and active calling program. During 2010, we made strategic additions to our banking team and made 34,000 outbound calls to commercial customers. We are seeing some increased borrowing activity from the corporate, commercial real estate and mortgage warehouse lending sectors. The superior customer service our employees provide resulted in an average core deposit increase of 9 percent from 2009. We saw positive results from our focus on growing our Middle Tennessee market share. According to the most recent FDIC deposit market share survey, our deposits in Nashville increased 16 percent year over year, twice the rate of the overall market. Additionally, net checking accounts grew 2 percent overall, and new consumer loan production was up 5 percent.
- Capital markets' fixed income average daily revenues were a strong $1.6 million in 2010. While capital markets' pre-tax income decreased to $127 million in 2010 from a record high $262 million in 2009, it remains a high-return-on-capital business for us. Over the past year, our employees brought in new accounts, and we made a number of strategic hires that should help further expand our extensive distribution platform. While down from the record levels of 2009 because of the continued normalization of market conditions, capital markets' revenues remained a strong contributor to our overall fee income in 2010. A carefully planned transition assured continuity of experienced leadership.

> "Our performance last year demonstrated the strength of our core businesses. Underlying that strength is a renewed focus on efficiency and flexibility across a range of systems and services."

- Our corporate segment had a pre-tax loss of $6 million in 2010, compared to 2009's pre-tax loss of $21 million. Pre-tax income in our core segments of regional banking, capital markets and corporate grew significantly from 2009.
- Our non-strategic business produced significantly less of a drag as the pre-tax loss narrowed to $207 million in 2010 from a pre-tax loss of $567 million in 2009; provision expense decreased 69 percent. The run-off portfolios in our non-strategic segment continued to wind down as loans declined 19 percent from the previous year. Consolidated pre-tax income was $49 million in 2010.
- Our proactive approach to credit quality paid off in 2010: net charge-offs declined 37 percent; non-performing assets were down 20 percent and provision expense dropped nearly 70 percent. Consolidated expenses declined 13 percent from the previous year from decreased costs in our non-strategic segment, lower variable compensation from capital markets and our productivity and efficiency efforts.

Our significant investment in technology produced a better experience for customers and employees alike. We worked to refresh and realign our systems and processes to support our businesses. We consolidated several sales support platforms into one system to improve productivity and service. We streamlined our consumer credit process, which reduced credit approval time by half, and we improved the consistency and quality of the credit process. We also in-sourced some of our data management functions from an external vendor, enabling us to improve data flexibility, reduce expenses and better meet current and future needs while adding jobs in our Tennessee communities. We undertook a channel integrity project to align our customers with the line of business that best meets their needs, which we expect will increase retention and revenue.

> "Our positive performance and increased flexibility help prepare us for continued environmental pressure and regulatory change in 2011. Dodd-Frank will have a sweeping impact on the financial services industry."

Our positive performance and increased flexibility help prepare us for continued environmental pressure and regulatory change in 2011. Dodd-Frank will have a sweeping impact on the financial services industry. The 2,300-page law calls for numerous studies and rule-making efforts that will take time to complete and longer for the impact to be felt and fully understood.

Of special concern is the Durbin Amendment, which empowers the Federal Reserve to set prices for debit interchange services that banks provide. Although not final, the initial Fed proposal could cost the industry $12 billion and have a substantial impact on First Horizon revenue. Such a loss will likely force us to increase or implement new fees and eliminate certain accounts and products that become unprofitable without the interchange revenue.

Dodd-Frank also establishes the Consumer Financial Protection Bureau, which will have broad and independent authority to write rules and regulations covering the financial products we provide to consumers. We have teams tracking the rule-making efforts under Dodd-Frank, not only to provide input, but also to proactively plan for the product and price changes we'll need to make to adapt to the rules and minimize the financial impact to First Horizon.

There's a bright spot in the cloudy regulatory picture. As regulators cap fees, standardize products and limit banks' ability to compete on price, our value proposition shines through. Our outstanding service, convenience and advice give us a competitive edge. Such challenges create opportunities for adaptable, agile, well-positioned companies. We believe First Horizon is such a company.

In 2011 our focus is to:

1. Continue our organic growth in our core businesses by investing in the people, systems and processes that will allow us to provide unparalleled customer service.

2. Continue to become more efficient in the face of stiffening revenue headwinds and greater regulation and competition.

3. Identify and evaluate opportunities to put capital to work in our core businesses through expansion and acquisition.

> "We are, in my view, very well-positioned with a strong market presence, a strong capital base and an operating model that enables us to provide outstanding customer experiences."

Our outlook for the economy is continued recovery at a somewhat modest pace, with interest rates remaining low, unemployment remaining higher than desirable and continued deleveraging of credit. If this outlook is accurate, it is likely to lead to intense competition and industry consolidation.

We are, in my view, very well-positioned with a strong market presence, a strong capital base and an operating model that enables us to provide outstanding customer experiences. I believe that we will have opportunities to allocate capital by expanding our presence through acquisitions in Tennessee or in markets in surrounding states that look and feel much like our major markets of Memphis, Nashville, Knoxville, Chattanooga or Johnson City. These are markets where we can compete with strong market density, local leadership and great market knowledge.

I am proud of the work that the First Horizon team has done over the past few years to refocus our company and prepare for an exciting yet challenging period for the financial services industry. Special thanks to retiring FTN Financial President Frank Gusmus for his nearly 30 years of service to our company. Under his leadership, capital markets played a key role in the success of our restructuring. Our employees are building efficiency and flexibility into our culture, a culture founded on our company's nearly 150-year heritage of service and trust. Their efforts generate the momentum that carries us toward a successful future. Our team is ready to adapt to the changes necessary to remain a leader in our businesses and to create and capitalize on opportunities that the market presents.

To our customers, our shareholders and our communities, we appreciate your support and confidence. In 2011, we will again dedicate our efforts to continue earning that support and justifying that confidence.

Sincerely,

Bryan Jordan
President and Chief Executive Officer
March 1, 2011

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FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

Selected Financial and Operating Data	2
Management's Discussion and Analysis of Results of Operations and Financial Condition	3
General Information	3
Forward-Looking Statements	4
Financial Summary	5
Business Line Review - 2010 compared to 2009	6
Income Statement Review - 2010 compared to 2009	8
Statement of Condition Review - 2010 compared to 2009	19
Income Statement Review - 2009 compared to 2008	25
Statement of Condition Review - 2009 compared to 2008	27
Capital	29
Asset Quality	31
Risk Management	53
Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations	61
Market Uncertainties and Prospective Trends	74
Critical Accounting Policies	76
Quarterly Financial Information	85
Non-GAAP Information	85
Glossary of Selected Financial Terms and Acronyms	87
Report of Management on Internal Control over Financial Reporting	92
Reports of Independent Registered Public Accounting Firm	93
Consolidated Statements of Condition	95
Consolidated Statements of Income	96
Consolidated Statements of Equity	97
Consolidated Statements of Cash Flows	99
Notes to Consolidated Financial Statements	100
Consolidated Historical Statements of Income	203
Consolidated Average Balance Sheets and Related Yields and Rates	204
Total Shareholder Return Performance Graph	206

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	**2010**	2009	2008	2007	2006	2005
Income/(loss) from continuing operations	**$ 68.5**	$ (245.6)	$ (174.4)	$ (153.8)	$ 267.8	$ 416.9
Income/(loss) from discontinued operations, net of tax	**(6.9)**	(12.8)	(3.6)	2.5	212.0	21.7
Income/(loss) before cumulative effect of changes in accounting principle	**61.6**	(258.4)	(178.0)	(151.3)	479.8	438.6
Cumulative effect of changes in accounting principle, net of tax	**-**	-	-	-	1.3	(3.1)
Net income/(loss)	**61.6**	(258.4)	(178.0)	(151.3)	481.1	435.5
Income/(loss) available to common shareholders	**(57.8)**	(329.4)	(199.4)	(170.1)	462.9	424.7
Common Stock Data (a)						
Earnings/(loss) per common share from continuing operations	**$ (0.22)**	$ (1.35)	$ (0.95)	$ (1.14)	$ 1.67	$ 2.70
Earnings/(loss) per common share	**(0.25)**	(1.41)	(0.96)	(1.13)	3.10	2.82
Diluted earnings/(loss) per common share from continuing operations	**(0.22)**	(1.35)	(0.95)	(1.14)	1.62	2.61
Diluted earnings/(loss) per common share	**(0.25)**	(1.41)	(0.96)	(1.13)	3.01	2.73
Cash dividends declared per common share	**-**	-	0.33	1.50	1.50	1.45
Year-end book value per common share	**9.05**	9.35	10.63	14.08	16.43	15.49
Closing price of common stock per share:						
High	**14.83**	13.68	18.42	37.60	35.62	37.11
Low	**9.24**	6.52	4.20	15.00	30.99	29.27
Year-end	**11.78**	12.60	9.24	15.12	34.81	32.02
Cash dividends per common share/year-end closing price	**N/A**	N/A	3.6%	10.0%	4.3%	4.5%
Cash dividends per common share/diluted earnings per common share	**N/A**	N/A	NM	NM	49.9%	53.1%
Compound stock dividend rate declared per share	**6.3601%**	7.5320%	4.9547%	N/A	N/A	N/A
Price/earnings ratio	**NM**	NM	NM	NM	11.6x	11.7x
Market capitalization	**$ 3,102.5**	$ 2,974.5	$ 2,169.8	$ 2,293.5	$ 5,216.9	$ 4,852.0
Average shares (thousands)	**235,699**	234,431	206,681	151,060	149,391	150,618
Average diluted shares (thousands)	**235,699**	234,431	206,681	151,060	153,592	155,648
Period-end shares outstanding (thousands)	**263,366**	236,098	234,784	151,687	149,887	151,515
Volume of shares traded (thousands)	**1,009,113**	1,256,124	1,658,045	583,647	221,933	204,374
Selected Average Balances						
Total assets	**$ 25,677.4**	$ 28,147.8	$ 34,422.7	$38,175.4	$38,764.6	$36,560.4
Total assets – divestiture	**-**	-	182.3	123.1	-	-
Total loans, net of unearned income	**17,131.8**	19,579.3	21,660.7	22,106.7	21,504.2	18,334.7
Total loans held for sale – divestiture	**-**	-	110.4	117.8	-	-
Investment securities	**2,650.9**	2,852.1	2,964.0	3,380.2	3,481.5	2,906.2
Earning assets	**22,960.2**	25,373.9	30,426.2	33,405.4	34,042.3	31,976.2
Deposits	**15,204.3**	14,556.2	14,920.9	20,313.8	22,751.7	23,015.8
Total deposits – divestiture	**-**	-	48.8	95.3	-	-
Term borrowings	**2,915.1**	3,506.9	6,108.6	6,567.7	5,062.4	2,560.1
Common equity	**2,211.6**	2,365.6	2,534.1	2,423.5	2,423.0	2,177.0
Total equity	**3,292.0**	3,452.0	2,930.7	2,718.7	2,718.2	2,406.9
Selected Period-End Balances						
Total assets	**$ 24,699.0**	$ 26,068.7	$ 31,022.0	$37,015.5	$37,918.3	$36,579.1
Total assets – divestiture	**-**	-	-	305.7	-	-
Total loans, net of unearned income	**16,782.6**	18,123.9	21,278.2	22,103.5	22,104.9	20,612.0
Total loans held for sale – divestiture	**-**	-	-	289.9	-	-
Investment securities	**3,031.9**	2,694.5	3,125.2	3,032.8	3,923.5	2,941.2
Earning assets	**21,901.7**	22,962.9	26,895.9	31,785.6	32,353.3	31,606.7
Deposits	**15,208.2**	14,867.2	14,241.8	17,032.3	20,213.2	23,317.6
Total deposits – divestiture	**-**	-	-	230.4	-	-
Term borrowings	**3,228.1**	2,891.1	4,767.7	6,828.4	5,836.4	3,437.6
Common equity	**2,382.8**	2,208.6	2,496.8	2,135.6	2,462.4	2,347.5
Total equity	**2,678.0**	3,302.5	3,574.6	2,430.9	2,757.7	2,642.8
Selected Ratios						
Return on average common equity (b)	**(2.61)%**	(13.93)%	(7.87)%	(7.02)%	19.10%	19.51%
Return on average assets (c)	**0.24**	(0.92)	(0.52)	(0.40)	1.24	1.19
Net interest margin (d)	**3.20**	3.06	2.95	2.82	2.93	3.07
Allowance for loan and lease losses to loans	**3.96**	4.95	3.99	1.55	0.98	0.92
Net charge-offs to average loans	**3.07**	4.25	2.64	0.60	0.26	0.20
Total period-end equity to period-end assets	**10.84**	12.67	11.52	6.57	7.27	7.22
Tangible common equity to tangible assets (e)	**8.93**	7.75	7.34	5.13	5.65	5.49

NM - not meaningful
See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Shares restated for stock dividends distributed through January 1, 2011.
(b) Calculated using net income/(loss) available to common shareholders divided by average common equity.
(c) Calculated using net income divided by average assets.
(d) Net interest margin is computed using total net interest income adjusted for fully taxable equivalent ("FTE").
(e) Represents a non-GAAP measure. Refer to Table 38 for the non-GAAP to GAAP reconciliation.

FIRST HORIZON NATIONAL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL INFORMATION

First Horizon National Corporation ("FHN") began as a community bank chartered in 1864 and as of December 31, 2010, was one of the 30 largest bank holding companies in the United States in terms of asset size.

The corporation's two major brands–First Tennessee and FTN Financial - provide customers with a broad range of products and services. First Tennessee provides retail and commercial banking services throughout Tennessee and is the largest bank headquartered in the state. FTN Financial ("FTNF") is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad.

In first quarter 2010, FHN revised its operating segments to better align with its strategic direction, representing a focus on its regional banking franchise and capital markets business. Key changes include the addition of the non-strategic segment that combines the former mortgage banking and national specialty lending segments, the movement of correspondent banking from capital markets to regional banking, and the shift of first lien mortgage production in the regional banking footprint to the regional banking segment. Exited businesses were moved to the new non-strategic segment.

Consistent with the treatment of exited operations and product lines, FHN has also revised its presentation of historical charges incurred related to its restructuring, repositioning, and efficiency initiatives. Past charges that resulted from the reduction of national operations and termination of product and service offerings have been included within the non-strategic segment. Additionally, past charges affecting multiple segments and initiatives that occurred within regional banking and capital markets have been included in the corporate segment to reflect the corporate-driven emphasis on execution of the repositioning efforts.

FHN is composed of the following operating segments:

- Regional banking offers financial products and services including traditional lending and deposit-taking to retail and commercial customers in Tennessee and surrounding markets. Additionally, regional banking provides investments, insurance services, financial planning, trust services and asset management, health savings accounts, credit cards, cash management, check clearing services, correspondent banking services, and mortgage originations within the regional banking footprint.
- Capital markets provides financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services, and derivative sales.
- Corporate consists of unallocated corporate income/expenses including gains and losses on repurchases of debt, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, low income housing investment activities, and certain charges related to restructuring, repositioning, and efficiency initiatives.
- Non-strategic includes the former mortgage banking and national specialty lending segments, exited businesses and loan portfolios, other discontinued products and service lines, and certain charges related to restructuring, repositioning, and efficiency initiatives.

For the purpose of this management's discussion and analysis (MD&A), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and notes.

FHN historically presented charges related to repurchase obligations for junior lien consumer mortgage loan sales in noninterest income while similar charges arising from first lien mortgage originations and sales through the legacy national mortgage banking business were reflected in noninterest expense. In order to present such charges consistently, FHN determined that charges relating to repurchase obligations should be reflected in noninterest expense in the line item called Repurchase and foreclosure provision on the Consolidated Statements of Income.

Consequently, FHN retroactively applied this change which resulted in a reclassification of charges related to junior lien mortgage loan sales from noninterest income into noninterest expense. All applicable tables and associated narrative have been revised to reflect this change. This reclassification did not impact FHN's net income and all effects are included in the non-strategic segment.

Non-GAAP Measures

Certain capital-related non-GAAP measures are included in the narratives and tables in MD&A. FHN's management believes such measures are relevant to understanding the capital position and results of the company. The non-GAAP measures are noted in the document where presented. These measures are reported to FHN's management and board of directors through various internal reports. Additionally, disclosure of the non-GAAP capital ratios provide a meaningful base for comparability to other financial institutions as these ratios have become important measures of the capital strength of banks as demonstrated by their inclusion in the stress tests administered by the United States Treasury Department ("UST") under the Capital Assistance Program. Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by FHN. Tier 1 capital is a regulatory term and is generally defined as the sum of core capital (including common equity and instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk-based capital regulations. Also a regulatory term, risk-weighted assets includes total assets adjusted for credit risk and is used to determine capital ratios. Refer to Table 38 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results, or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions, including economic recession or depression; the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase previously sold or securitized mortgages; potential claims relating to the foreclosure process; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN's hedging practices; technology; demand for FHN's product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission ("SEC"), the Financial Accounting Standards Board ("FASB"), the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Federal Deposit Insurance Corporation ("FDIC"), Financial Industry Regulatory Authority ("FINRA"), U.S. Department of the Treasury ("Treasury"), the Bureau of Consumer Financial Protection ("Bureau"), the Financial Stability Oversight Council ("Council"), and other regulators and agencies; regulatory and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements. FHN assumes no obligation to update any forward-looking statements that are made from time to time. Actual results could differ because of several factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in Item 1A of FHN's 2010 annual report on Form 10-K, and in other parts of that annual report.

FINANCIAL SUMMARY (Comparison of 2010 to 2009)

In 2010, FHN reported a net loss available to common shareholders of $57.8 million, or $.25 diluted loss per share compared to a net loss of $329.4 million, or $1.41 diluted loss per share in 2009. The after-tax results of FTN Financial's institutional equity research business, FTN Equity Capital Markets ("FTN ECM") which was exited in first quarter 2010, are reflected in the discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. Reported earnings are directly and significantly affected by a number of factors including the economic environment, regulatory reform, and strategic transactions occurring in both 2010 and 2009.

The strength of the national and global economies significantly affected the performance of FHN and the financial services industry as a whole. With little improvement in economic conditions from 2009, the challenging operating environment persisted into 2010. The slow economic recovery, weak housing market, and elevated unemployment levels negatively impacted both FHN and its commercial and retail borrowers. Although consumers and commercial borrowers remain stressed, there was aggregate improvement in FHN's loan portfolio during 2010. While a majority of the improvement in 2010 relates to the reduction of exposure to the higher-risk non-strategic construction portfolios, both the Commercial and Industrial ("C&I") portfolio, which was primarily originated through the regional banking channel, and the Consumer Real Estate portfolios began to stabilize in 2010. FHN has benefitted from proactively managing problem assets and reducing non-strategic portfolios, however, loan growth was difficult in 2010 due to competition in the market for a limited number of quality borrowers and weak loan demand.

The current interest rate environment has been directly affected by the intervention of the Federal Reserve as it assisted in the economic recovery. The target federal funds rate remained at 25 basis points during 2010. The impact of this historically low interest rate environment on FHN has been mixed. While the low interest rates negatively affected yields of variable loans and the securities portfolio, the impact to FHN's cost of funds and hedging servicing assets (mortgage servicing rights ("MSR") and other retained interests) was favorable. Despite the low interest rate environment pressuring yields, FHN expanded the net interest margin in 2010 through active balance sheet management and a focus on disciplined loan and deposit pricing.

Government regulation continued to expand in 2010 as a result of the aftermath of the housing market collapse in 2007 as Congress acted to increase oversight of the financial services industry and strengthen consumer protection laws. In third quarter 2010, the new overdraft requirements of Regulation E ("Reg E") became effective requiring consumer account holders to elect ("opt-in") to receive certain overdraft protection services that had routinely been provided to all retail customers. For FHN, this resulted in a reduction of deposit fee income in 2010. In addition, the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 authorizing expansive new regulation in the future has created additional uncertainty in the industry.

During 2010, FHN endured this challenging operating environment and made significant progress on achieving its strategic initiatives. In late 2010, FHN completed a common stock offering which netted proceeds of $263.1 million and a $500 million senior debt offering which raised additional funds. These funds, combined with liquidity provided internally, were utilized to repurchase the $866.5 million of preferred shares issued to the U.S. Treasury under the Troubled Asset Relief Program ("TARP") in 2008. During 2010, net loss available to common shareholders included $108.0 million of preferred share dividends including approximately $50 million accelerated amortization of the remaining discount on the preferred shares. Subsequent to the repayment of TARP, FHN maintained strong capital ratios with the tangible common equity to tangible assets ratio and the tier 1 common ratio remaining one of the highest in the industry.

The net loss available to common shareholders decreased from 2009 despite overall lower revenues, increased repurchase-related expenses, and charges related to the repayment of TARP. The improvement in results was primarily the result of progress made on asset quality which resulted in a $610.0 million decrease in the loan loss provision from 2009. Net interest income was lower in 2010 as the negative impact from the decrease in earning assets was partially mitigated by a reduction in average short and long-term borrowings, and improved loan and deposit pricing. Although net interest income declined, the net interest margin expanded from 3.06 basis points in 2009 to 3.20 basis points during 2010.

FHN continued to review business practices company-wide in order to improve profitability with an increased focus in 2010 on efficiency. In 2010, net charges related to restructuring, repositioning, and efficiency initiatives totaled $17.2 million compared with $51.9 million in 2009. A majority of the charges in 2010 relate to the exit of the institutional equity research business and impairments of branches expected to close in early 2011. In 2009, charges reflected the sale and closure of the lockbox service in Louisville and the Atlanta insurance business as well as a charge to cancel an external services contract. Additionally, both noninterest income and noninterest expenses attributable to the divested and exited businesses were lower in 2010 when compared with 2009.

Noninterest income was $955.7 million in 2010 compared with $1.3 billion in 2009. A decline in capital markets, mortgage banking, and deposit transactions and cash management fee income contributed to the $299.2 million reduction in noninterest income. Capital markets income was $424.0 million in 2010 compared with $632.1 million in 2009, a record year in the capital markets business. The reduction in 2010 was driven by lower fixed income trading revenue due to normalizing market conditions. Mortgage banking income declined $68.1 million from 2009 primarily due to less favorable net hedging results for servicing assets. The new overdraft requirements of Reg E contributed to an $18.9 million decline in deposit and cash management fee income. During fourth quarter 2010, FHN sold a portion of its Visa, Inc. class B shares resulting in a securities gain of $14.8 million.

Noninterest expense decreased $204.7 million to $1.4 billion from 2009 despite a $42.1 million increase in charges related to the repurchase and foreclosure reserve primarily related to first lien mortgage loans. Repurchase requests, primarily from government agencies, continued to increase during 2010. Additionally, FHN observed a rise in cancellation notices from private mortgage insurers ("PMI"). As of December 31, 2010, unresolved repurchase requests combined with the unpaid principal balance ("UPB") of loans for which FHN received notice of PMI cancellation resulted in an ending pipeline of $534.2 million compared to $255.7 million at the end of 2009. Repurchase obligations related to junior lien consumer loans have been substantially resolved and repurchase provision related to these loan sales was immaterial in 2010. In 2009, FHN recognized $21.3 million in charges to increase the repurchase reserve for junior lien consumer loan sales.

Most expenses declined during 2010 except for the repurchase provision mentioned above. The reduction in expenses from 2009 is primarily attributable to lower variable compensation expenses consistent with the decline in capital markets' fixed income sales revenue. As described above, charges related to restructuring, repositioning, and efficiency initiatives declined $34.7 million in 2010. Expenses related to foreclosed assets decreased $41.3 million in 2010 as FHN recognized losses on sales of foreclosed assets and higher negative fair value adjustments in 2009. Noninterest expense in 2010 was also favorably affected by the reduction of charges related to reinsurance obligations. By the end of 2010, FHN had settled all but one reinsurance obligation with the primary insurers and, as a result, charges to increase the reinsurance reserves due to estimated defaults on insured mortgages were negligible in 2010 compared to $25.6 million during 2009. Visa's ongoing litigation affected results in both 2010 and 2009 as $13.0 million of the contingent liability was reversed in 2010 compared with $7.0 million in 2009.

Return on average common equity and return on average assets for 2010 were negative 2.61 percent and positive .24 percent, respectively, compared to negative 13.93 percent and negative .92 percent in 2009. The tangible common equity to tangible assets ratio improved to 8.93 percent in 2010 from 7.75 percent in 2009. The tier 1 capital ratio was 13.99 percent as of December 31, 2010, compared to 16.39 percent as of December 31, 2009. Total assets were $24.7 billion and shareholders' equity was $2.7 billion on December 31, 2010, compared to $26.1 billion and $3.3 billion, respectively, on December 31, 2009.

BUSINESS LINE REVIEW

Regional Banking

The regional banking segment had pre-tax income of $135.3 million during 2010 compared to a pre-tax loss of $94.3 million in 2009. The improvement in pretax results was due to a significant decline in loan loss provisioning. Total revenues were $869.8 million in 2010, a decline of $21.2 million from 2009. The decline in revenue was primarily due to the decrease in deposit account-related fee income. Noninterest expense decreased $36.9 million to $642.2 million during 2010 largely due to the reduction of costs related to foreclosed assets.

Net interest income was slightly higher in 2010 at $560.3 million compared to $559.1 million in 2009 despite an $867.1 million decline in average earning assets. The net interest margin in regional banking improved to 5.11 percent during 2010 from 4.72 percent in 2009. The net interest margin and net interest income both improved as a result of disciplined commercial loan pricing and reduction in balances of lower-yielding commercial loans. The regional bank focused on increasing deposits from customers of the wealth management group and there was also core deposit growth in the Middle Tennessee market, primarily in metropolitan Nashville, all of which contributed to a 15 percent growth in average core deposit from 2009.

The provision for loan losses decreased to $92.3 million in 2010 from $306.2 million in 2009. In 2010, there was aggregate improvement in the commercial loan portfolio resulting in an increase in the amount of credit upgrades during 2010.

Noninterest income declined 7 percent, or $22.4 million, to $309.4 million in 2010. Deposit transactions and cash management fees declined $18.0 million to $143.9 million in 2010 primarily due the negative effect of the overdraft provisions of Reg E which became effective in third quarter 2010. The new provisions require retail customers to elect to receive overdraft protection for debit card and ATM transactions. Mortgage banking income from origination activity was $16.9 million during 2010, a decrease of $7.7 million from 2009 due to higher levels of refinance volume during 2009 compared with 2010. Additionally, the decline in origination activity can also be attributed to the reduction in size of the mortgage servicing portfolio which has reduced the pool of eligible borrowers likely to refinance with FHN. Insurance premium and commission income decreased $2.3 million as the market for property and casualty insurance continues to be soft. An increase in ATM transaction volume in 2010 and higher interchange rates paid by vendors led to a rise in ATM interchange fees in 2010.

Noninterest expense decreased to $642.2 million in 2010 from $679.1 million in 2009. Foreclosure losses decreased $14.0 million in 2010, primarily due to lower negative valuation adjustments recognized in 2010 as the rate of decline in property values stabilized in certain markets. Improved borrower risk profiles favorably impacted noninterest expense as the provision for unfunded commitments and credit losses on customer derivatives decreased from 2009. A decline in mortgage loan refinance activity resulted in lower operational costs consistent with the decrease in mortgage banking income. FDIC premium expenses and other institutional items (e.g. realty and personalty taxes and bank exam fees) decreased from 2009 as the prior year included the impact of the FDIC special assessment, which more than offset increases for technology and credit-related costs in 2010.

Capital Markets

Pre-tax income in the capital markets segment decreased from $261.6 million in 2009 to $127.2 million in 2010 primarily due to a decline in fixed income sales revenue. Revenue from fixed income sales decreased to $390.1 million in 2010 from $598.6 million in 2009 with average daily revenue of $1.6 million in 2010 compared with $2.4 million in 2009. While still strong, the decrease in fixed income sales revenue from 2009 reflects normalizing market conditions. Revenue from other products, including fee income from activities such as loan sales, portfolio advisory, and derivative sales decreased slightly from $34.3 million in 2009 to $34.1 million in 2010. Noninterest expense was $318.5 million in 2010 compared with $386.3 million in 2009 which was primarily due to lower variable compensation expense consistent with the decrease in fixed income sales revenue. A portion of this decline was offset by higher legal and professional fees in 2010.

Corporate

The corporate segment's pre-tax loss was $5.6 million in 2010 compared to $21.0 million in 2009. Net interest income declined to $1.7 million in 2010 compared to $25.6 million in 2009 primarily due to a lower yielding, smaller investment portfolio and changing balance sheet mix. Noninterest income was $63.5 million in 2010 compared to $47.5 million in 2009. A majority of the increase is driven by net securities gains of $15.3 million including a gain of $14.8 million on the sale of a portion of FHN's Visa class B common shares. Additionally, the increase in noninterest income included a $6.2 million favorable impact from death benefits received from bank-owned life insurance (BOLI). Deferred compensation income, which is primarily driven by changes in the market value of deferred compensation assets, declined $4.0 million in 2010. FHN recognized $17.1 million in 2010 for gains on the repurchase of bank debt compared to $16.4 million in 2009.

Noninterest expense declined $23.2 million to $70.9 million during 2010. The decline was primarily driven by a $16.1 million reduction in restructuring, repositioning, and efficiency charges as FHN incurred a $13.4 million charge in 2009 to cancel an external services contract. Legal and professional fees declined to $26.3 million from $36.2 million as a result of elevated costs related to various consulting projects within the organization during 2009. In 2010, FHN reversed $13.0 million of the contingent liability for certain Visa legal matters compared with a $7.0 million reversal during 2009. A $5.7 million decline in deferred compensation expense is directionally consistent with the reduction in deferred compensation income described above.

Non-Strategic

The pre-tax loss for the non-strategic segment was $207.4 million in 2010 compared with $566.8 million in 2009. Net interest income declined $29.4 million to $147.3 million primarily because of declining balances as the wind-down of the national construction portfolios continued. This was partially mitigated by recognition of cash basis interest income from loans previously classified as nonaccrual. Net interest income was also negatively affected by the reduction of the servicing portfolio through loss of the associated custodial deposits. Provision expense declined $396.2 million from 2009 to $177.7 million primarily due to reduced exposure from the non-strategic construction portfolios and improvement in the consumer portfolios.

Noninterest income decreased $84.1 million to $158.5 million in 2010 primarily due to a decline in mortgage banking income. Servicing income, which includes fees for servicing mortgage loans, change in the value of MSR, results from hedging MSR, and the negative impact of runoff (loan payments) on the value of MSR, is the primary driver of mortgage banking income. Gross servicing fees were $92.1 million, a $28.3 million decline from 2009. This decline in servicing fees is consistent with the continued reduction in the size of the servicing portfolio as the UPB of the servicing portfolio declined nearly $13 billion from the end of 2009 due to payments and bulk sales executed during 2010. While still positive, net hedging results declined $52.0 million to $93.9 million as wider spreads between mortgage and swap rates contributed to the larger positive net hedge results in 2009. The negative impact attributable to runoff was $35.0 million compared to $59.2 million in 2009 which was primarily the result of a smaller servicing portfolio in 2010. Origination income, which is primarily comprised of fair value adjustments to the remaining mortgage warehouse, was a loss of $2.1 million in 2010 compared to positive $1.3 million in 2009. Additionally, 2009 included a $3.4 million non-prime reserve reversal associated with the legacy mortgage origination business as the term of FHN's obligations ended.

Remittance processing and insurance premium revenues declined as 2009 included revenues from the Louisville Remittance Processing location and the Atlanta insurance business which were sold in fourth quarter 2009. Additionally, as a result of these divestitures, FHN recognized a $9.2 million loss during 2009.

Noninterest expense was $335.6 million during 2010 compared to $412.4 million during 2009, a decrease of 19 percent. With the exception of the repurchase and foreclosure provision, nearly all other expenses declined from 2009 as these non-strategic businesses continue to wind down. FHN continued to receive elevated repurchase and make-whole requests from government-sponsored enterprises ("GSEs") and PMI cancellation notices related to first lien mortgage loans originated and sold through the legacy mortgage banking business. Charges related to repurchase obligations for prior consumer junior lien loan sales were minimal during 2010 with $21.3 million of repurchase provision recognized during 2009. See the Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations section of MD&A for further discussion regarding FHN's repurchase obligations related to first lien mortgage loans.

Expenses related to foreclosed assets declined $28.7 million from 2009 to $16.0 million in 2010 as FHN recognized a lower amount of negative fair value adjustments to foreclosed real estate and losses on bulk sales. In 2010 and 2009, FHN settled all but one of its reinsurance obligations with primary insurers through termination of the related reinsurance agreements which contributed to a significant decline in charges related to reinsurance obligations. In 2010, charges were immaterial while FHN incurred $25.6 million of expenses to increase the reinsurance reserve in 2009. Personnel costs, miscellaneous loan costs, and contract employment expenses all declined in 2010 reflecting the continued wind-down of businesses within the non-strategic segment. Charges related to restructuring, repositioning, and efficiency also declined in 2010 as 2009 included goodwill impairments related to the sale and closure of the Atlanta insurance business and the agreement to the sell FTN ECM.

INCOME STATEMENT REVIEW–2010 COMPARED TO 2009

Total consolidated revenue decreased 17 percent to $1.7 billion from $2.0 billion in 2009 primarily due to decreases in capital markets and mortgage banking income.

NET INTEREST INCOME

Net interest income declined to $730.8 million in 2010 from $776.5 million in 2009 as average earning assets declined 10 percent to $23.0 billion and average interest-bearing liabilities declined 11 percent to $17.1 billion in 2010. See also the Consolidated Average Balance Sheet and Related Yields and Rates. The decline in net interest income is primarily attributable to a decrease in the size of the loan portfolio and lower returns on the investment securities portfolio. This decline in net interest income from 2009 was partially mitigated by improved pricing on commercial loans and certain deposit products. For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources.

The activity levels and related funding for FHN's capital markets activities affect the net interest margin. Capital markets' activities tend to compress the margin, especially when there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. Likewise, in periods prior to the divestiture of certain mortgage banking operations in August 2008, mortgage production and servicing activities also affected the margin. As a result, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the last three years.

The consolidated net interest margin improved to 3.20 percent in 2010 compared to 3.06 percent for 2009. The widening in the margin occurred as the net interest spread increased 18 basis points to 2.98 percent in 2010 from 2.80 percent in 2009 and the impact of free funding decreased to 22 basis points from 26 basis points. The increase in the margin is primarily attributable to an overall decline in lower-rate earning assets, improved deposit pricing, and lower wholesale funding costs. The margin during 2010 was negatively impacted by excess balances held at the Federal Reserve and a lower yielding investment portfolio.

Table 1 - Net Interest Margin

	2010	2009	2008
Consolidated yields and rates:			
Loans, net of unearned income	**4.09%**	3.93%	5.33%
Loans held for sale	**4.06**	4.72	5.86
Investment securities	**4.32**	4.98	5.49
Capital markets securities inventory	**3.82**	3.79	4.57
Mortgage banking trading securities	**9.75**	12.47	12.98
Other earning assets	**0.18**	0.18	1.84
Yields on earning assets	**3.85**	3.92	5.29
Interest-bearing core deposits	**0.77**	1.20	2.25
Certificates of deposit $100,000 and more	**2.25**	2.02	3.79
Federal funds purchased and securities sold under agreements to repurchase	**0.24**	0.21	2.05
Capital markets trading liabilities	**3.30**	3.89	4.73
Other short-term borrowings and commercial paper	**0.56**	0.29	2.33
Term borrowings	**1.10**	1.43	3.56
Rates paid on interest-bearing liabilities	**0.87**	1.12	2.74
Net interest spread	**2.98**	2.80	2.55
Effect of interest-free sources	**0.22**	0.26	0.40
Net interest margin (a)	**3.20%**	3.06%	2.95%

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Calculated using total net interest income adjusted for FTE. Refer to the Non-GAAP to GAAP reconciliation - Table 38.

FHN's net interest margin is expected to remain relatively stable in 2011 assuming the Federal Reserve holds interest rates at historically low levels and new loan growth moderates, as expected.

Table 2 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 2 - Analysis of Changes in Net Interest Income

(Fully taxable equivalent) *(Dollars in thousands)*	2010 Compared to 2009 Increase / (Decrease) Due to (a)			2009 Compared to 2008 Increase / (Decrease) Due to (a)		
	Rate (b)	**Volume (b)**	**Total**	Rate (b)	Volume (b)	Total
Interest income – FTE:						
Loans	**$ 29,101**	**$(99,151)**	**$ (70,050)**	$(280,052)	$(103,691)	$(383,743)
Loans held for sale	**(3,348)**	**(3,696)**	**(7,044)**	(24,592)	(101,150)	(125,742)
Investment securities:						
U.S. Treasury	**(747)**	**314**	**(433)**	(216)	74	(142)
U.S. government agencies	**(18,079)**	**(8,439)**	**(26,518)**	(5,947)	(9,584)	(15,531)
States and municipalities	**(319)**	**(192)**	**(511)**	(1,305)	534	(771)
Other	**1,491**	**(1,649)**	**(158)**	(6,204)	2,000	(4,204)
Total investment securities	**(18,055)**	**(9,565)**	**(27,620)**	(14,554)	(6,094)	(20,648)
Capital markets securities inventory	**255**	**5,067**	**5,322**	(10,408)	(22,134)	(32,542)
Mortgage banking trading securities	**(2,996)**	**(9,036)**	**(12,032)**	(1,629)	(27,441)	(29,070)
Other earning assets:						
Federal funds sold and securities purchased under agreements to resell	**(309)**	**(106)**	**(415)**	(15,138)	(6,949)	(22,087)
Interest-bearing deposits with other financial institutions	**74**	**853**	**927**	(2,010)	1,768	(242)
Total other earning assets	**9**	**503**	**512**	(21,373)	(956)	(22,329)
Total earning assets/total interest income - FTE	**(17,800)**	**(93,112)**	**$(110,912)**	(372,907)	(241,167)	$(614,074)
Interest expense:						
Interest-bearing deposits:						
Savings	**$(15,042)**	**$ 7,464**	**$ (7,578)**	$ (45,143)	$ 4,108	$ (41,035)
Time deposits	**(7,720)**	**(14,535)**	**(22,255)**	(26,491)	(13,877)	(40,368)
Other interest-bearing deposits	**877**	**2,956**	**3,833**	(10,310)	1,460	(8,850)
Total interest-bearing core deposits	**(41,956)**	**15,956**	**(26,000)**	(91,596)	1,343	$ (90,253)
Certificates of deposit $100,000 and more	**2,793**	**(17,495)**	**(14,702)**	(28,794)	(19,791)	(48,585)
Federal funds purchased and securities sold under agreements to repurchase	**627**	**282**	**909**	(49,530)	(15,016)	(64,546)
Capital markets trading liabilities	**(3,207)**	**429**	**(2,778)**	(5,225)	(7,101)	(12,326)
Other short-term borrowings and commercial paper	**3,894**	**(10,324)**	**(6,430)**	(72,287)	(39,780)	(112,067)
Term borrowings	**(10,374)**	**(7,646)**	**(18,020)**	(97,678)	(69,717)	(167,395)
Total interest-bearing liabilities/total interest expense	**(44,388)**	**(22,633)**	**$ (67,021)**	(343,513)	(151,659)	$(495,172)
Net interest income – FTE			**$ (43,891)**			$(118,902)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b) Variances are computed on a line-by-line basis and are non-additive.

NONINTEREST INCOME

Noninterest income was 57 percent of total revenue in 2010 compared to 62 percent in 2009 as total noninterest income decreased by $299.2 million to $955.7 million in 2010. The decrease primarily resulted from a significant decline in capital markets income as this business produced record fixed income sales revenue during 2009. FHN's noninterest income for the most recent 6 years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

Table 3 - Noninterest Income

(Dollars in thousands)	2010	2009	2008	2007	2006	2005	Compound Annual Growth Rates (%) 10/09	10/05
Noninterest income:								
Capital markets	**$424,034**	$ 632,093	$ 483,526	$284,236	$ 320,004	$ 286,150	32.9-	8.2+
Mortgage banking	**167,364**	235,450	518,034	69,454	370,613	479,618	28.9-	19.0-
Deposit transactions and cash management	**144,838**	163,761	179,034	175,271	168,599	156,190	11.6-	1.5-
Trust services and investment management	**29,585**	29,482	33,821	40,335	41,514	44,614	*	7.9-
Brokerage management fees and commissions	**24,602**	26,934	32,234	37,830	37,182	30,865	8.7-	4.4-
Insurance commissions	**17,944**	25,248	29,104	31,739	46,632	54,091	28.9-	19.8-
Debt securities gains/(losses), net	**374**	-	761	6,292	(75,900)	1	NM	NM
Equity securities gains/(losses), net	**10,548**	(1,178)	65,349	(7,475)	10,271	(579)	NM	NM
Gains/(losses) on divestitures	**-**	(9,183)	(19,019)	15,695	-	7,029	NM	NM
All other income and commissions:								
Bank-owned life insurance	**25,898**	19,744	25,143	25,172	19,064	16,335	31.2+	9.7+
Bankcard income (credit card)	**19,761**	20,161	22,081	24,874	26,105	27,136	2.0-	6.1-
Gains on repurchases of debt	**17,060**	16,412	33,845	-	-	-	3.9+	NM
ATM interchange fees	**14,169**	11,335	9,224	8,472	7,091	5,995	25.0+	18.8+
Other service charges	**10,442**	11,647	12,631	14,296	14,560	14,330	10.3-	6.1-
Electronic banking fees	**7,111**	6,020	6,217	6,561	5,975	5,977	18.1+	3.5+
Letter of credit fees	**6,493**	5,989	5,657	6,738	7,271	7,883	8.4+	3.8-
Deferred compensation (a)	**3,673**	7,686	(22,901)	7,727	14,647	7,721	52.2-	13.8-
Gains/(losses) from loans sales and securitizations	**2,883**	2,545	(8,625)	23,881	51,675	47,575	13.3+	42.9-
Reinsurance fees	**2,310**	9,130	11,919	9,052	6,792	5,850	74.7-	17.0-
Remittance processing	**2,008**	11,765	12,953	13,451	14,737	15,411	82.9-	33.5-
Federal flood certifications	**-**	-	3,869	5,212	5,454	9,950	NM	NM
Other	**24,595**	29,802	33,533	16,713	13,234	18,257	17.5-	6.1+
Total all other income and commissions	**136,403**	152,236	145,546	162,149	186,605	182,420	10.4-	5.6-
Total noninterest income	**$955,692**	$1,254,843	$1,468,390	$815,526	$1,105,520	$1,240,399	23.8-	5.1-

NM – not meaningful
* Amount is less than one percent.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Deferred compensation market value adjustments are mirrored by changes in personnel expense.

Capital Markets Noninterest Income

The major component of capital markets income is generated from the purchase and sale of securities as both principal and agent. Other revenues consist of fees from loan sales, portfolio advisory, and derivative sales. Securities inventory positions are generally procured for distribution to customers by the sales staff. Capital markets noninterest income decreased to $424.0 million in 2010 from $632.1 million in 2009. Although revenue was still strong, revenues from fixed income sales decreased $208.5 million to $390.1 million in 2010 reflecting normalizing market conditions in comparison to the very favorable conditions in 2009. Revenues from other products were relatively flat at $33.9 million and continue to be a small component of capital markets income.

Table 4 - Capital Markets Noninterest Income

(Dollars in thousands)	**2010**	2009	2008	Compound Annual Growth Rates (%) 10/09	10/08
Noninterest income:					
Fixed income	**$390,133**	$598,604	$493,836	34.8 -	11.1 -
Other product revenue	**33,901**	33,489	(10,310)	1.2 +	NM
Total capital markets noninterest income	**$424,034**	$632,093	$483,526	32.9 -	6.4 -

NM – not meaningful

Mortgage Banking Noninterest Income

In third quarter 2008, FHN completed the sale of certain mortgage banking operations and servicing on loans with an outstanding principal balance of $19.1 billion. As a result of the 2008 divestiture, the mix of mortgage banking income shifted to being primarily driven by fees from mortgage servicing, changes in the fair value of servicing assets net of hedge gains or losses, fair value adjustments to the remaining mortgage warehouse, and income from the origination of mortgage loans in the regional banking footprint. In periods prior to the divestiture, mortgage banking fee income also included origination income through national channels and sales of mortgage loans into the secondary market. Mortgage banking income decreased to $167.4 million in 2010 from $235.5 million in 2009.

Servicing income, which includes fees for servicing mortgage loans, change in the value of servicing assets, results of hedging servicing assets, and the negative impact of runoff on the value of MSR, is the primary driver of mortgage banking income. Servicing fees were $92.1 million in 2010, a $28.2 million decline from 2009. The decline in servicing fees is consistent with the continued reduction in the size of the servicing portfolio as the UPB of the servicing portfolio declined nearly $13 billion from the end of 2009 due to payments and bulk sales executed during 2010. While still positive, net hedging results declined $52.0 million to $93.9 million in 2010 as wider spreads between mortgage and swap rates contributed to the larger positive net hedge results in 2009. The negative impact attributable to runoff was $35.0 million in 2010 compared to $59.2 million in 2009, which was primarily the result of a smaller servicing portfolio in 2010. Origination income, which is comprised of fair value adjustments to the remaining mortgage warehouse and revenue from origination activities in and around Tennessee, was $14.8 million in 2010 compared to $24.3 million in 2009. Over half of this decline is attributable to reduction in refinance activity within the regional banking footprint. Additionally, 2009 included a $3.4 million non-prime reserve reversal associated with the legacy mortgage origination business as the term of FHN's obligations ended.

Table 5 - Mortgage Banking Noninterest Income

	2010	2009	2008	Compound Annual Growth Rates (%) 10/09	10/08
Noninterest income *(thousands)*:					
Origination income	$ 14,793	$ 24,334	$ 223,596	39.2 -	74.3 -
Servicing income/(expense):					
Servicing Fees	92,124	120,314	232,305	23.4 -	37.0 -
Change in MSR value - runoff	(34,966)	(59,246)	(104,775)	41.0 -	42.2 -
Net hedging results	93,855	145,815	164,432	35.6 -	24.4 -
Total servicing income	151,013	206,883	291,962	27.0 -	28.1 -
Other	1,558	4,233	2,476	63.2 -	20.7 -
Total mortgage banking noninterest income	$ 167,364	$ 235,450	$ 518,034	28.9 -	43.2 -
Mortgage banking statistics *(millions)*:					
Refinance originations	$ 668.7	$ 1,086.6	$ 8,975.9	38.5 -	72.7 -
Home-purchase originations	180.6	192.3	8,465.9	6.1 -	85.4 -
Mortgage loan originations	$ 849.3	$ 1,278.9	$17,441.8	33.6 -	77.9 -
Servicing portfolio - owned (primarily first lien mortgage loans) (a)	$27,283.8	$39,752.4	$63,660.7	31.4 -	34.5 -

(a) Excludes foreclosed real estate.

Deposit Transactions and Cash Management

Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income declined $18.9 million to $144.8 million in 2010 primarily due to the negative impact on non-sufficient fund ("NSF") fee income from the overdraft provisions of Reg E.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are primarily influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was relatively flat at $29.6 million in 2010. A decline in trust services income was offset by an increase in investment management revenue which was driven by customer growth during 2010.

Brokerage Management Fees and Commissions

Brokerage management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales. In 2010, brokerage and management fees were $24.6 million compared to $26.9 million in 2009. The decline is partially due to overall market conditions and also a shift in customer investment mix to lower-risk, less profitable, products. Additionally, FHN introduced a more fee-based approach to asset management which initially had a negative impact on income, but should result in greater long-term profitability.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance. Noninterest income from insurance commissions decreased to $17.9 million in 2010 from $25.2 million in 2009 primarily due to a decline in revenue that was attributable to the Atlanta insurance business which was sold in late 2009. Additionally, lower sales volumes resulted from continued weak demand for property and casualty products and reduction in retail life sales as market conditions and the interest rate environment contributed to a decline in product offerings.

Gains/(Losses) on Divestitures

In 2009, losses from divestitures were $9.2 million and were related to the sales of FHN's Atlanta insurance business and the Louisville First Express Remittance Processing (lockbox service) location. There were no divestiture-related gains or losses during 2010. See the discussion of Restructuring, Repositioning, and Efficiency Initiatives in MD&A and Note 2 – Acquisitions and Divestitures for further details.

Securities Gains/(Losses)

Net securities gains in 2010 were $10.9 million compared with securities losses of $1.2 million in 2009. In fourth quarter 2010, FHN sold a portion of its Visa Inc. class B shares resulting in a gain of $14.8 million. FHN incurred securities losses of $4.6 million in 2010 related to fair value adjustments of venture capital investments compared with $.6 million in 2009. In 2009, FHN recognized a $.5 million impairment of cost method investments.

All Other Noninterest Income and Commissions

All other income includes bankcard fees, revenue from bank-owned life insurance, remittance processing income, revenue related to deferred compensation plans (which are principally offset by a related item in noninterest expense), other service charges, gains from the repurchase of bank debt, gains/losses from loan sales and securitizations, and various other fees.

All other income and commissions decreased to $136.4 million in 2010 from $152.2 million in 2009. Other income was positively affected by a $6.2 million increase in BOLI income as a result of death benefits received during 2010. ATM interchange fees increased $2.8 million due to increased transaction volume in 2010 and higher interchange rates paid by FHN's vendor. Remittance processing income declined $9.8 million in 2010 as FHN sold the Louisville remittance processing business in fourth quarter 2009. Reinsurance fee income declined $6.8 million as revenues associated with reinsurance contracts that have been settled by FHN during 2010 and 2009 are now assigned to the primary insurers. Deferred compensation income, which is primarily driven by changes in the market value of underlying investments, declined $4.0 million. All other income declined $5.2 million to $24.6 million from 2009. FHN recognized $17.1 million of gains in 2010 on the repurchase of bank debt compared with $16.4 million in 2009.

NONINTEREST EXPENSE

Total noninterest expense for 2010 decreased 13 percent to $1.4 billion from $1.6 billion in 2009. Table 6 provides noninterest expense detail by category for the past six years with growth rates. Costs from restructuring, repositioning, and efficiency initiatives reflected in various categories of noninterest expense declined $21.3 million to $6.4 million in 2010. Generally, all expenses decreased from 2009 with the exception of the repurchase and foreclosure provision.

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, decreased $88.8 million to $688.8 million in 2010. The decline in personnel expense is primarily the result of a reduction in variable compensation expense related to the decrease in capital markets' fixed income trading revenues in 2010. The decline was also affected by the ongoing reduction of legacy businesses during 2010. The net periodic benefit cost included in personnel expense for FHN's pension plan was $14.3 million in 2010 compared to $8.6 million in 2009.

Expenses related to foreclosed properties declined by $41.3 million to $24.9 million as the rate of decline in property values stabilized or improved in certain markets which resulted in lower negative fair value adjustments in 2010. Additionally, FHN recognized net gains on sales of foreclosed assets in 2010 while recognizing losses in 2009. Various expenses (including contract employment, occupancy, equipment rental, maintenance, and depreciation, communication and courier, miscellaneous loan costs, and operations costs) declined primarily due to the continued wind-down of non-strategic businesses and the ongoing focus on efficiencies throughout the organization. Deposit insurance premiums declined $9.1 million as 2009 included the impact of the FDIC special assessment. In 2009, FHN recognized a goodwill impairment of $2.3 million related to assets that were excluded from the sale of the Atlanta insurance business.

All other expenses decreased to $116.2 million in 2010 from $184.3 million in 2009. A portion of the decline is attributable to $25.6 million of charges recognized in 2009 related to reinsurance obligations. Because of settlements reached with primary insurers, charges related to reinsurance obligations were immaterial in 2010. Restructuring, repositioning, and efficiency-related charges included in other expenses declined $15.2 million in 2010. The provision for unfunded commitments decreased $8.2 million as a result of improved risk profiles of FHN's borrowers. Variable operational costs related to the regional bank's mortgage origination business declined $5.7 million to $9.8 million consistent with the reduction in origination income in 2010 compared with 2009. Loan insurance expense declined $8.5 million in 2010 from $7.8 million in 2009 primarily due to the reduction in national mortgage origination business and also as a result of the cancellation of a high loan-to-value (HLTV) insurance contract and return of $3.8 million of premium expense in early 2010. In 2010, FHN reversed $13.0 million of its contingent liability for certain Visa legal matters compared with $7.0 million in 2009.

The repurchase and foreclosure provision increased to $189.8 million in 2010 from $147.8 million in 2009 reflecting an increase in repurchase and make-whole requests and PMI cancellation notices related to loans that were previously sold or securitized primarily through FHN's legacy mortgage banking business. Charges to increase the repurchase reserve for prior junior lien consumer mortgage loan sales were immaterial in 2010 compared with $21.3 million in 2009. Expenses related to computer software increased $3.7 million to $30.6 million in 2010 primarily as a result of FHN's continued focus on improving technology in order to streamline processes and creating efficiencies.

Table 6 - Noninterest Expense

							Compound Annual Growth Rates (%)	
(Dollars in thousands)	**2010**	2009	2008	2007	2006	2005	10/09	10/05
Noninterest expense:								
Employee compensation, incentives, and benefits	**$ 688,808**	$ 777,581	$ 928,982	$ 932,443	$ 984,989	$ 949,107	11.4 -	6.2 -
Repurchase and foreclosure provision	**189,830**	147,772	29,503	17,181	3,311	2,762	28.5 +	NM
Foreclosed real estate	**24,944**	66,197	21,471	7,581	2,743	1,171	62.3 -	84.4 +
Legal and professional fees	**62,701**	66,121	62,173	52,879	41,216	43,302	5.2 -	7.7 +
Occupancy	**59,091**	65,402	103,573	129,626	115,041	102,484	9.6 -	10.4 -
Operations services	**59,768**	62,485	72,602	69,460	65,685	68,664	4.3 -	2.7 -
Deposit insurance premiums	**37,138**	46,272	14,664	3,327	3,198	3,012	19.7 -	65.3 +
Contract employment	**28,825**	36,217	33,515	21,510	27,365	30,305	20.4 -	1.0 -
Equipment rentals, depreciation, and maintenance	**28,906**	34,305	56,744	72,402	73,249	73,835	15.7 -	17.1 -
Communications and courier	**22,443**	26,960	38,183	41,965	47,119	47,362	16.8 -	13.9 -
Computer software	**30,627**	26,883	30,318	53,860	34,255	28,503	13.9 +	1.4 +
Miscellaneous loan costs	**12,367**	23,050	38,221	12,783	12,095	7,969	46.3 -	9.2 +
Amortization of intangible assets	**5,526**	6,017	8,229	10,489	10,362	9,368	8.2 -	10.0 -
Goodwill impairment	**-**	2,294	-	84,084	-	-	NM	NM
All other expense:								
Advertising and public relations	**23,248**	22,074	32,738	41,840	46,737	46,280	5.3 +	12.9 -
Low income housing expense	**22,229**	22,000	18,734	20,922	17,027	12,987	1.0 +	11.3 +
Other insurance and taxes	**11,817**	12,388	8,705	10,372	9,938	10,118	4.6 -	3.2 +
Travel and entertainment	**10,224**	9,547	15,137	23,295	29,026	28,342	7.1 +	18.4 -
Customer relations	**7,079**	7,819	8,872	9,775	8,643	9,841	9.5 -	6.4 -
Employee training and dues	**4,821**	5,327	6,198	6,569	6,750	6,103	9.5 -	4.6 -
Supplies	**4,656**	4,661	10,586	13,599	14,645	16,815	*	22.6 -
Bank examinations costs	**4,578**	4,884	4,144	4,504	4,367	3,958	6.3 -	3.0 +
Fed service fees	**2,610**	5,078	7,053	6,047	6,543	7,568	48.6 -	19.2 -
Complimentary check expense	**2,405**	3,529	4,776	5,058	5,371	4,621	31.8 -	12.2 -
Loan insurance expense (a)	**(686)**	7,811	5,270	4,610	6,577	7,970	NM	NM
Other	**23,178**	79,171	51,923	120,895	90,046	35,159	70.7 -	8.0 -
Total all other expense	**116,159**	184,289	174,136	267,486	245,670	189,762	37.0 -	9.3 -
Total noninterest expense	**$1,367,133**	$1,571,845	$1,612,314	$1,777,076	$1,666,298	$1,557,606	13.0 -	2.6 -

* Amount is less than one percent.
NM – not meaningful
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) 2010 includes the cancellation of an HLTV insurance contract and return of $3.8 million of premiums.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan and lease losses (ALLL) at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the loan loss allowance. The provision for loan losses decreased 69 percent to $270.0 million in 2010 from $880.0 million in 2009. The provision expense decreased in 2010 primarily due to reduced exposure to the non-strategic construction portfolios. Additionally, FHN saw improvement within certain components of the C&I portfolio. See the Asset Quality section for more information.

INCOME TAXES

The effective tax rate for 2010 was not meaningful given the low levels of pre-tax income. Since pre-tax income is the most important component in determining the effective tax rate, the comparison of the tax rate from year to year, by itself, will not provide meaningful information unless pre-tax income is fairly consistent from year to year. During 2010, there were several items which positively affected the effective tax rate. Tax credits reduced tax expense by $23.8 million and non-taxable gains resulting from the increase in the cash surrender value of life insurance reduced tax expense by $9.7 million.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2010, FHN's net DTA was $200.6 million compared with $413.9 million at the end of 2009. Deferred taxes related to unrealized market adjustments on securities available for sale and to adjustments for pension and postretirement plans that are recorded in cumulative other comprehensive income ("OCI") are shown in Note 15. The deferred tax benefit associated with these adjustments increased OCI by $9.0 million during 2010. On January 1, 2010, the net DTA also increased by $11.2 million as a result of the adoption of the amendments to ASC 810.

In order to support the recognition of the DTA, FHN's management must conclude that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the remaining net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2010, is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. A significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Additionally, FHN has sufficient carryback positions reversing DTL, and potential tax planning strategies to fully realize its DTA. Also, FHN forecasts substantially more taxable income in the carryforward period, exclusive of potential tax planning strategies. FHN believes that it will realize the net DTA within a significantly shorter period of time than the twenty-year carryforward period allowed under the tax rules. Based on current analysis, FHN believes that its ability to realize the $200.6 million net DTA is more likely than not.

The total balance of unrecognized tax benefits on December 31, 2010, was $38.4 million compared with $30.0 million as of the end of 2009. On December 31, 2010 there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. To the extent such unrecognized tax benefits on December 31, 2010, are subsequently recognized, approximately $25.3 million would impact the effective tax rate.

FHN's ASC 740 policy is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Interest accrued as of December 31, 2010 was approximately $7 million. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2010 was a benefit of $.5 million. See also Note 16–Income Taxes for additional information.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2006. The Internal Revenue Service ("IRS") is currently examining tax years 2006 through 2008. All proposed adjustments with respect to examinations of federal returns filed for 2005 and prior years have been settled.

DISCONTINUED OPERATIONS

The results of operations, net of tax, for FTN ECM are classified as discontinued operations on the Consolidated Statements of Income for all periods presented. In 2010, the loss from discontinued operations was $6.9 million compared with a $12.8 million loss in 2009. Discontinued operations in 2010 includes the impact of exiting the institutional equity research business after it was determined the contracted sale would not close. The loss in 2009 includes a $14.3 million pre-tax ($9 million after-tax) goodwill impairment that was triggered by the definitive agreement reached in third quarter 2009 to sell FTN ECM.

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

Since 2007, FHN has been conducting a company-wide review of business practices with the goal of improving its overall profitability and productivity. In order to redeploy capital to higher-return businesses, FHN implemented numerous actions including, but not limited to the following:

- Sold 34 full-service First Horizon Bank branches in national banking markets.
- Discontinued national homebuilder and commercial real estate lending through First Horizon Construction Lending.
- Sold components of national mortgage banking business including origination pipeline, related hedges, certain fixed assets, servicing assets, and associated custodial deposits.
- Exited the institutional equity research business.
- Sold various other non-strategic businesses including Louisville remittance processing operations ("FERP") and the Atlanta insurance business.

Net costs recognized by FHN during 2010 related to restructuring, repositioning, and efficiency activities were $17.2 million. Of this amount, $9.5 million represented exit costs that were accounted for in accordance with the FASB Accounting Standards Codification Topic for Exit or Disposal Activities Cost Obligations ("ASC 420"). Significant expenses recognized during 2010 resulted from the following actions:

- Severance and other employee costs of $5.6 million primarily related to the exit of the institutional equity research business and the 2009 sale of Louisville remittance processing operations.
- Goodwill impairment of $3.3 million and lease abandonment expense of $2.3 million primarily related to the closure of the institutional equity research business.
- Loss of $4.1 million of asset impairments primarily related to approved branch closures.

Net costs recognized by FHN during 2009 related to restructuring, repositioning, and efficiency activities were $51.9 million. Of this amount, $12.4 million represented exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized during 2009 resulted from the following actions:

- Severance and related employee costs of $5.6 million primarily related to the discontinuation of national lending operations and the sales and closures of FERP and the Atlanta insurance business.
- Loss on divestitures of $9.2 million related to FERP and the Atlanta insurance business.
- Loss of $13.4 million related to the cancellation of an external services contract.
- Goodwill impairment of $14.3 million related to the agreement to sell FTN ECM and $2.3 million related to the sale/transfer of Atlanta insurance books of business.

Net costs recognized by FHN during 2008 related to restructuring, repositioning, and efficiency activities were $91.4 million. Of this amount, $49.1 million represented exit costs accounted for in accordance with ASC 420. Significant expenses recognized in 2008 resulted from the following actions:

- Expense of $49.1 million associated with organizational and compensation changes due to right-sizing operating segments, the divestiture of certain First Horizon Bank branches, the divestiture of certain mortgage banking operations, and consolidating functional areas.
- Loss of $16.6 million on the divestiture of mortgage banking operations.
- Loss of $2.4 million from the sales of certain First Horizon Bank branches.
- Transaction costs of $12.7 million from the contracted sales of mortgage servicing rights.
- Expense of $10.7 million for the write-down of certain premises and equipment, intangibles, and other assets resulting from FHN's divestiture of certain mortgage operations and from the change in FHN's national banking strategy.

The financial results of FTN ECM (the institutional equity research business) including goodwill impairment are reflected in the Loss from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. Losses from the divestitures of the Atlanta insurance business, FERP, and certain mortgage banking operations are included in Losses on divestitures on the Consolidated Statements of Income. Transaction costs recognized in the periods presented from selling mortgage servicing rights are recorded as a reduction of Mortgage banking income in the noninterest income section of the Consolidated Statements of Income. All other costs associated with the restructuring, repositioning, and efficiency initiatives implemented by management are included in the noninterest expense section of the Consolidated Statements of Income, including severance and other employee-related costs recognized in relation to such initiatives which are recorded in Employee compensation, incentives, and benefits; facilities consolidation costs and related asset impairment costs are included in Occupancy; costs associated with the impairment of premises and equipment are included in Equipment rentals, depreciation, and maintenance or All other expense; professional fees are included in Legal and professional fees; costs associated with intangible asset impairments are included in All other expense or goodwill impairments.

Settlement of the obligations arising from current initiatives will be funded from operating cash flows. The effect of suspending depreciation on assets held-for-sale ("HFS") was immaterial to FHN's results of operations for all periods. As a result of actions taken that are described above, FHN has incurred charges to impair certain intangible assets and components of goodwill. As a result of the change in FHN's national banking strategy, a write-down of other intangibles of $2.4 million was recognized in first quarter 2008 related to certain banking licenses. As part of the divestiture of certain mortgage banking operations, an impairment of $1.7 million was recognized in second quarter 2008 related to noncompete agreements. Additionally, in 2009, FHN incurred charges of $.2 million to write off customer lists as a result of the sale and closure of the Atlanta insurance business, a $14.3 million goodwill impairment related to the agreement to sell FTN ECM, and a $2.3 million goodwill impairment on assets excluded from the sale of the Atlanta insurance business. In first quarter 2010, FHN incurred a charge of $3.3 million to write off remaining goodwill associated with the closure of the institutional equity research business. The impairment charges related to the exit of FTN ECM are reflected in Loss from discontinued operations, net of tax on the Consolidated Statements of Income and within the non-strategic segment. All other impairment losses related to such intangible assets were recorded within the non-strategic segment and are included in All other expense on the Consolidated Statements of Income. The recognition of these impairment losses will have no effect on FHN's debt covenants. Due to the broad nature of the actions being taken, substantially all components of expense have benefitted from past efficiency initiatives and are expected to benefit from the current efficiency initiatives.

Charges related to restructuring, repositioning, and efficiency initiatives for the years ended December 31, 2010, 2009, and 2008, are presented in the following table based on the income statement line item affected. See Note 26 – Restructuring, Repositioning, and Efficiency Charges and Note 2 – Acquisitions and Divestitures for additional information.

Table 7 - Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	**2010**	2009	2008
Noninterest income:			
Mortgage banking	**$ (1,532)**	$ (548)	$(12,667)
Loss on divestitures	**-**	(9,183)	(19,019)
All other income and commissions	**(27)**	-	-
Total noninterest loss	**(1,559)**	(9,731)	(31,686)
Noninterest expense:			
Employee compensation, incentives, and benefits	**3,150**	5,432	23,974
Occupancy	**946**	1,985	8,141
Equipment rentals, depreciation, and maintenance	**-**	-	4,340
Legal and professional fees	**120**	702	4,342
Goodwill impairment	**-**	2,294	-
All other expense	**2,161**	17,312	18,516
Total noninterest expense	**6,377**	27,725	59,313
Loss before income taxes	**(7,936)**	(37,456)	(90,999)
Loss from discontinued operations	**(9,285)**	(14,470)	(414)
Net charges from restructuring, repositioning, and efficiency initiatives	**$(17,221)**	$(51,926)	$(91,413)

Certain previously reported amounts have been reclassified to agree with current presentation.

Activity in the restructuring and repositioning liability for the years ended December 31, 2010, 2009, and 2008 is presented in the following table:

Table 8 - Restructuring, Repositioning, and Efficiency Reserve

(Dollars in thousands)	**2010**	2009	2008
Beginning balance	**$15,903**	$24,167	$19,675
Severance and other employee related costs	**5,638**	5,612	24,400
Facility consolidation costs	**2,348**	6,511	16,751
Other exit costs, professional fees, and other	**1,468**	322	7,902
Total accrued	**25,357**	36,612	68,728
Payments related to:			
Severance and other employee related costs	**8,440**	9,840	16,235
Facility consolidation costs	**3,939**	8,868	14,223
Other exit costs, professional fees, and other	**1,394**	874	7,558
Accrual reversals	**2,476**	1,127	6,545
Restructuring and repositioning reserve balance	**$ 9,108**	$15,903	$24,167

STATEMENT OF CONDITION REVIEW – 2010 COMPARED TO 2009

Total period-end assets were $24.7 billion at December 31, 2010, compared to $26.1 billion at the end of 2009. Average assets decreased to $25.7 billion in 2010 from $28.1 billion in 2009. The decline in both the period-end and average balance of total assets primarily reflects the reduction in size of the loan portfolio.

EARNING ASSETS

Earning assets consist of loans, loans HFS, investment securities, trading securities, and other earning assets. Earning assets averaged $23.0 billion and $25.4 billion for 2010 and 2009, respectively. A more detailed discussion of the major line items follows.

Loans

Average loans declined 13 percent in 2010 as a result of the continued wind-down of the non-strategic portfolios combined with weak loan demand. In first quarter 2010, FHN prospectively adopted amendments to ASC 810 which resulted in the consolidation of $245.2 million of loans, primarily home equity lines of credit ("HELOCs"), that were included in securitizations which FHN retained servicing and additional significant interests subsequent to the securitization. These loans, along with HELOCs that were already recognized on FHN's balance sheet which collateralize borrowings of securitization trusts, are reflected as Restricted Real Estate Loans. Additionally, these loans are presented parenthetically on the Consolidated Statements of Condition. Refer to the Loan Portfolio Composition section for a more detailed discussion about the loan portfolio.

Table 9 - Average Loans

(Dollars in millions)	**2010**	**Percent of Total**	**2010 Growth Rate**	2009	Percent of Total	2009 Growth Rate	2008	Percent of Total	2008 Growth Rate
Commercial:									
Commercial, financial, and industrial	**$ 6,945.6**	**41%**	**(4.9)%**	$ 7,302.0	37%	(1.0)%	$ 7,377.4	34%	2.9%
Commercial real estate:									
Income CRE	**1,586.1**	**9**	**(17.4)**	1,920.0	10	(4.5)	2,010.6	9	6.8
Residential CRE	**427.8**	**2**	**(57.1)**	998.1	5	(41.6)	1,707.6	8	(22.3)
Total commercial	**8,959.5**	**52**	**(12.3)**	10,220.1	52	(7.9)	11,095.6	51	(1.3)
Retail:									
Consumer real estate	**5,942.6**	**35**	**(19.4)**	7,370.7	38	(6.6)	7,893.1	36	(1.0)
Permanent mortgage	**1,019.3**	**6**	**(7.3)**	1,099.5	6	31.2	838.1	4	86.7
One-time-close residential construction (OTC)	**75.9**	*****	**(86.8)**	573.3	3	(61.8)	1,501.7	7	(28.4)
Credit card & other	**299.4**	**2**	**(5.2)**	315.6	2	(5.0)	332.2	2	(3.9)
Restricted real estate loans (a) (b)	**835.1**	**5**	**N/A**	N/A	N/A		N/A	N/A	
Total retail	**8,172.3**	**48**	**(12.7)**	9,359.2	48	(11.4)	10,565.0	49	(2.7)
Total loans, net of unearned	**$ 17,131.8**	**100%**	**(12.5)%**	$19,579.3	100%	(9.6)%	$21,660.7	100%	(2.0)%

* Amount less than one percent.
(a) Prior to 2010, amount was reported in Consumer Real Estate.
(b) 2010 includes $769.9 million of Consumer Real Estate loans and $65.2 million of Permanent Mortgage loans.

C&I loans comprised 78 percent of total commercial loans in 2010 compared to 71 percent in 2009 and declined $356.5 million as loan demand continues to be soft. An increase in mortgage warehouse and asset-based lending during 2010 mitigated a portion of the decline in the C&I portfolio. Despite the decline in the average balance, the C&I balance on December 31, 2010 was $7.3 billion reflecting a $.2 billion increase from December 31, 2009. The increase in the period-end balance was driven by loan growth within tax-free lending to government and municipalities and mortgage warehouse lending in 2010. Commercial real estate loans declined $.9 billion in 2010 to $2.0 billion. A decrease in Residential CRE loans drove a majority of the decline as the component originated through national channels continues to run-off and active lending in and around Tennessee has been significantly reduced. Contractual maturity information for commercial loans is provided in Table 10.

Total retail loans declined 13 percent, or $1.2 billion, to $8.2 billion in 2010. The Consumer Real Estate Portfolio (home equity lines and installment loans) contributed $1.4 billion of the decline in retail loans. Over half of these loans were originated through the national channel but account for over 90 percent of the decline as these loans continue to slowly runoff. The Permanent Mortgage portfolio declined 7 percent during 2010 to $1.0 billion. In fourth quarter 2010, FHN exercised clean-up calls on 8 securitization trusts resulting in approximately $175 million of jumbo permanent mortgages being included in the permanent mortgage portfolio. Loans consolidated due to the adoption of amendments to ASC 810 combined with approximately $600 million of restricted home equity lines that were included in the Consumer Real Estate Portfolio prior to 2010, are reflected within Restricted Real Estate Loans. The remaining balance of the One-Time-Close ("OTC") portfolio was immaterial at the end of 2010.

Table 10 - Contractual Maturities of Commercial Loans on December 31, 2010

(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial, and industrial	$3,309,217	$2,853,025	$1,175,913	$7,338,155
Commercial real estate (a)	853,799	701,367	115,358	1,670,524
Total commercial loans, net of unearned income	$4,163,016	$3,554,392	$1,291,271	$9,008,679
For maturities over one year:				
Interest rates - floating		$2,505,936	$ 634,018	$3,139,954
Interest rates - fixed		1,048,456	657,253	1,705,709
Total maturities over one year		$3,554,392	$1,291,271	$4,845,663

(a) Includes Income CRE and Residential CRE.

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN's loan portfolio consists of retail real estate loans - a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15 or 10/10 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period ("the draw period"), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years. Numerous factors can contribute to the actual life of a home equity line or installment loan as the prepayment rates for these portfolios typically do not trend consistent with contractual maturities. In normalized market conditions, the average life of home equity line and installment portfolios is significantly less than the contractual period with historical trends indicating an average life approximating 60 months. Recently, indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the limited availability of new credit in the marketplace, poor performance of the housing market, and a historically low interest rate environment. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.

The remaining retail real estate loans consist primarily of permanent mortgages that were originated through the legacy national mortgage origination platform. While most first liens originated through this channel were subsequently sold, the remaining balances consist of loans that were unable to be delivered to the secondary market and OTC loans that modified into permanent mortgages. Currently, FHN is only originating first lien permanent mortgages through its regional banking channel. Generally, such loans are classified as HFS and sold with servicing released within 30 days of closing.

Investment Securities

FHN's investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities ("MBS") and government agency issued collateralized mortgage obligations ("CMO") which are used as a source of income, liquidity, and collateral for repurchase agreements or public fund deposits. The investment portfolio is also used as a tool to manage risk from movements in interest rates. As of December 31, 2010 and 2009, all securities in the portfolio were classified as available-for-sale ("AFS"). Table 11 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Investment securities averaged $2.7 billion in 2010 compared to $2.9 billion in 2009 and represented 12 percent of earning assets in 2010 compared to 11 percent in 2009. Average investment securities declined consistent with the overall contraction of the balance sheet and also due to lack of investment opportunities at desirable yields given the historically low interest rate environment. During 2010, FHN purchased nearly $2 billion of debt investment securities which more than offset maturities during the year increasing the period-end balance of the securities portfolio to $3.0 billion at the end of 2010 from $2.7 billion at the end of 2009.

Government agency issued MBS's and CMO's, and other agencies averaged $2.3 billion in 2010 compared to $2.4 billion in 2009. Period-end balances of MBS's and CMO's were higher reflecting the purchases discussed above. U.S. Treasury securities and municipal bonds averaged $114.7 million in 2010 compared to $102.1 million in 2009. Investments in equity securities averaged $255.0 million in 2010 compared with $301.5 million in 2009. A majority of these balances include restricted investments in the Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock which averaged over $190 million during 2010. On December 31, 2010, total investment securities had $74.2 million of net unrealized gains that resulted in an increase in book equity of $45.4 million, net of $28.9 million of deferred income taxes. On December 31, 2009, AFS securities had $106.3 million of net unrealized gains that resulted in an increase in book equity of $64.9 million, net of $41.1 million of deferred income taxes. See Note 3 – Investment Securities for additional detail.

Table 11 - Contractual Maturities of Investment Securities on December 31, 2010 (Amortized Cost)

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale (AFS):								
Government agency issued MBS and CMO (a)	$ -	-%	$ 4,320	5.18%	$35,791	5.51%	$2,527,419	4.17%
U.S. Treasuries	62,069	0.37	25,119	1.02	-			
Other U.S. government agencies	-	-	50,426	5.11	-			
States and municipalities (b)	-	-	-	-	2,795	1.62	23,220	0.98
Other	-	-	511	4.95	-	-	226,012(c)	3.42
Total	$62,069	0.37%	$80,376	3.84%	$38,586	5.23%	$2,776,651	4.08%

(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 3.9 years.
(b) Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.
(c) Represents equity securities with no stated maturity.

Loans Held-for-Sale

Loans HFS consists of the mortgage warehouse (includes repurchased loans), student, small business, and home equity loans. The average balance of loans HFS decreased $84.5 million in 2010 and averaged $462.3 million during 2010. The mortgage warehouse, which consists of mortgage loans remaining from the legacy mortgage banking business, loans originated within the regional banking footprint awaiting transfer to the secondary market, and mortgage loans repurchased pursuant to requests from investors (primarily GSEs), averaged $333.7 million and comprised over 70 percent of loans HFS. The 2010 period-end balance of loans HFS was $375.3 million compared to $452.5 million at the end of 2009, which reflects the third quarter 2010 sale of approximately $120 million of student loans.

Trading Securities/Other Earning Assets

Trading securities primarily include capital markets' trading inventory and a smaller amount of mortgage trading securities which represent retained interests from prior securitization activities. Average trading securities increased $46.2 million to $1.2 billion in 2010 from $1.1 billion in 2009 primarily as a result of increased levels of capital markets trading inventory during the year. This increase which was partially offset by FHN's reduction of retained interests from prior securitizations. At the end of 2010, capital markets' trading inventory was $734.3 million compared with $633.8 million at the end of 2009. Generally, the lower period-end balances of trading inventory reflect a cyclical slowdown in trading volume at the end of the year.

Average other earning assets, which includes securities purchased under agreements to resell, federal funds sold ("FFS"), and interest-bearing deposits with the FRB and other financial institutions, increased to $1.6 billion in 2010 from $1.3 billion in 2009. The increase is due to FHN holding excess deposits with the FRB due to the limited availability of attractive investment opportunities and low loan demand. Average FFS decreased primarily due to reduced short-term lending to correspondent banks as a result of elevated levels of liquidity in the market in 2010 compared with 2009.

Core Deposits

During 2010, average core deposits increased 11 percent or $1.4 billion to $14.6 billion. The increase in core deposits reflects efforts to increase customer deposits within the wealth management group during 2010 and 2009, growth in middle Tennessee (Metropolitan Nashville) deposits, and an increase in insured network deposits. Growth was positively affected by FHN's continued participation in the FDIC's Transaction Account Guarantee ("TAG") program and the historically low interest rate environment as deposit holders were unable to obtain higher rates on other comparable investment products.

Short-Term Funds

Short-term funds (certificates of deposit greater than $100,000, federal funds purchased ("FFP"), securities sold under agreements to repurchase, trading liabilities, other short-term borrowings and commercial paper, averaged $4.0 billion during 2010, a decline of 44 percent from $7.1 billion during 2009. On December 31, 2010, short-term funds were $3.2 billion compared to $4.5 billion on December 31, 2009. FHN's contracting balance sheet and core deposit growth reduced reliance on higher-cost purchased short-term funds. The reduction in borrowings from the FRB's Term Auction Facility ("TAF") contributed $2.1 billion of the decline as balances were fully repaid in first quarter 2010. Average borrowings from the FHLB declined $.3 billion from 2009; all borrowings from the FHLB were also fully repaid in 2010. Purchased CD's (generally, CD's greater than $100,000) declined by $.8 billion to $.6 billion during 2010 reflecting FHN's focus on lower cost, more stable funding sources. Average FFP, which currently is entirely composed of funds from correspondent banks, and securities sold under repurchase agreements increased to $2.6 billion during 2010 from $2.5 billion during 2009 due to increased utilization of FFP as the availability of overnight credit increased after tightening that began in 2008. FFP period-end balances fluctuate depending on the amount of excess funding of FHN's correspondent banking customers and also the impact of FHN's excess Fed deposits. Both average and period-end balances of securities sold under agreements to repurchase declined given the low rates currently paid on these products combined with the ability to receive FDIC insurance coverage on business checking accounts. On average, short-term purchased funds accounted for 18 percent of FHN's funding (core deposits plus short-term purchased funds and term borrowings) in 2010 compared to 30 percent in 2009. See Note 9 – Short-Term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Average term borrowings decreased 17 percent, or $.6 billion, and averaged $2.9 billion in 2010. As of December 31, 2010, term borrowings increased to $3.2 billion from $2.9 billion as of the end of 2009. The increase in the period-end balance reflects the $500 million senior debt offering which closed in fourth quarter 2010. Because the debt offering closed late in 2010, it had a minimal impact on the 2010 average balance. The decline in average term-borrowings relates to the reduction in long-term bank notes with the remaining $.5 billion scheduled to mature in early 2011. See Note 10 – Term Borrowings for additional information.

ADOPTION OF ACCOUNTING UPDATES – 2010

Effective January 1, 2010, FHN adopted the provisions of Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 amends ASC 810 to revise the criteria for determining the primary beneficiary of a variable interest entity ("VIE") by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. ASC 810 adds additional criteria which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Under ASC 810, as amended, separate presentation is required on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary.

Upon adoption of the amendments to ASC 810, FHN re-evaluated all former qualified special purpose entities ("QSPEs") and entities already subject to ASC 810 under the revised consolidation methodology. Based on such re-evaluation, consumer loans with an aggregate UPB of approximately $245.2 million were prospectively consolidated as of January 1, 2010, along with secured borrowings of $236.3 million, as the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN being considered the related trusts' primary beneficiary under the qualitative analysis required by ASC 810, as amended. MSR and trading assets held in relation to the newly consolidated trusts were removed from the mortgage servicing rights and trading securities sections of the Consolidated Statements of Condition, respectively, upon adoption of the amendments to ASC 810. As the assets of FHN's consolidated residential mortgage securitization trusts are pledged to settle the obligations due to the holders of the trusts' securities and since the security holders have no recourse to FHN, the asset and liability balances have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of ASC 810, as amended. Since FHN determined that calculation of carrying values was not practicable, the UPB measurement methodology was used upon adoption, with the allowance for loan losses ("ALLL") related to the newly consolidated loans determined using FHN's standard practices.

FHN recognized a reduction to the opening balance of undivided profits of approximately $10.6 million for the cumulative effect of adopting the amendments to ASC 810, including the effect of the recognition of an adjustment to the ALLL of approximately $24.6 million ($15.6 million net of tax) in relation to the newly consolidated loans. Further, upon adoption of the amendments to ASC 810, the deconsolidation of certain small issuer trust preferred trusts for which FTBNA holds the majority of the mandatorily redeemable preferred capital securities ("trust preferreds") issued but is not considered the primary beneficiary under the qualitative analysis required by ASC 810, as amended, resulted in reduction of loans net of unearned income and term borrowings on the Consolidated Statements of Condition by $30.5 million.

ADOPTION OF ACCOUNTING UPDATES – 2009

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 805 and ASC 810. ASC 805, as amended, requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, the updated provisions of ASC 805 provide that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. ASC 805, as amended, also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. ASC 810, as amended, requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under the updated provisions of ASC 810, any noncontrolling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, ASC 810, as amended, provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interests, respectively. The retrospective application of ASC 810's presentation and disclosure requirements resulted in an increase to consolidated net income of $14.0 million for 2008 and $18.8 million for 2007. FHN also recognized an increase of total shareholders' equity of $295.2 million upon adoption of the amendments to ASC 810 as a result of reclassifying the noncontrolling interest previously recognized on the Consolidated Statements of Condition as "Preferred stock of subsidiary" as a separate component of equity. Accordingly, all prior periods have been represented to reflect this adoption.

See Note 1 – Summary of Significant Accounting Policies for a complete discussion of accounting updates adopted during 2010 and 2009.

INCOME STATEMENT REVIEW – 2009 COMPARED TO 2008

Total consolidated revenue decreased 14 percent to $2.0 billion in 2009 from $2.4 billion in 2008 despite record capital markets income as mortgage banking income significantly decreased from 2008. The provision for loan losses decreased 19 percent to $.9 billion in 2009 from $1.1 billion in 2008. While most portfolios were still affected by the weak real estate market and the poor economic conditions that existed in both 2009 and 2008, provision expense improved primarily due to the reduced exposure in the non-strategic construction portfolios. A more detailed discussion of the major line items follows:

NET INTEREST INCOME

Net interest income declined to $776.5 million in 2009 from $895.1 million in 2008 as average earning assets declined 17 percent to $25.4 billion and average interest-bearing liabilities declined 26 percent to $19.3 billion in 2009. The decline in average earning assets was primarily driven by a significant decline in loans HFS due the divestiture of certain mortgage banking operations and the loan portfolio which is primarily due to the wind-down of the non-strategic portfolios. The decrease in average interest-bearing liabilities is primarily due to reduced borrowing needs consistent with the contraction of the balance sheet.

Net interest income declined $118.6 million primarily due to reduction in interest income from the loan portfolio, partially mitigated by improved funding costs. The consolidated net interest margin was 3.06 percent for 2009 compared to 2.95 percent for 2008. The widening in the margin occurred as the net interest spread increased to 2.80 percent in 2009 from 2.55 percent in 2008 and the impact of free funding decreased to 26 basis points in 2009 from 40 basis points in 2008. The increase in the margin is attributable to a decline in higher-cost wholesale funding, lower effect from nonaccrual loans, improved loan pricing relative to deposit pricing, and changing balance sheet mix.

NONINTEREST INCOME

Noninterest income contributed 62 percent to total revenue in 2009 and in 2008 while decreasing by $213.5 million to $1.3 billion in 2009. The decrease primarily resulted from a decline in mortgage banking income and net securities gains that were somewhat mitigated by a significant increase in capital markets income. The following discussion provides additional information about various line items.

Capital Markets Noninterest Income

Capital markets noninterest income increased to $632.1 million in 2009 from $483.5 million in 2008. Revenues from fixed income sales increased $104.8 million to $598.6 million in 2009 due to favorable market conditions (especially in the first half of the year) combined with capital markets' extensive distribution network. While still strong, fixed income revenues decreased in the second half of the year as market conditions began to normalize. Revenues from other products represented only 5 percent of total capital markets income in 2009. These revenues increased $43.8 million primarily due to a $36.2 million lower of cost or market ("LOCOM") adjustment that was recognized on the trust preferred portfolio during 2008.

Mortgage Banking Noninterest Income

In third quarter 2008, FHN completed the sale of certain mortgage banking operations, including servicing operations, origination offices outside of Tennessee, and servicing on loans with an outstanding principal balance of $19.1 billion. As a result of this transaction and the execution of multiple bulk MSR sales during 2009 and 2008, origination and servicing income are significantly lower when compared to 2008.

During 2009, noninterest income consisted primarily of fees from mortgage servicing, changes in the fair value of MSR net of hedge gains or losses, fair value adjustments to the remaining warehouse, and origination income through the regional banking footprint. In periods prior to the divestiture, mortgage banking fee income also included origination through national channels and sales of mortgage loans into the secondary market. Noninterest income decreased to $235.5 million in 2009 compared to $518.0 million in 2008. A $199.3 million decline in origination income and $85.1 million decline in servicing income were the primary contributors to year over year reduction in mortgage banking noninterest income.

In 2009, origination income was $24.3 million compared with $223.6 million in 2008 reflecting the 2008 divestiture. Mortgage origination income through the regional banking footprint generated $24.3 million in revenues and negative fair value adjustments to the remaining mortgage warehouse were $6.4 million during 2009. Origination income in 2008 was driven by considerably higher volumes given the national distribution channel and delivery of $19.9 billion of mortgage loans into the secondary market. Additionally, in 2008 FHN recognized a $15.5 million negative adjustment to gain on sale as a result of revised cash flow expectations for mortgage origination activity. This revision of cash flow expectations resulted in the recognition of a liability for future payments of lender-paid private mortgage insurance associated with loans previously sold. In fourth quarter 2008, FHN contracted with a third party insurer to eliminate its liability related to lender-paid mortgage insurance for the applicable loans.

Net servicing income declined $85.1 million to $206.9 million in 2009 reflecting a substantial decline in the UPB of the servicing portfolio and lower net hedging gains from 2008. The average UPB of mortgage loans serviced during 2009 declined to $45.1 billion from $86.0 billion during 2008. FHN sold servicing rights on approximately $13 billion in UPB during 2009 and executed multiple MSR sales in 2008, including $19.1 billion sold in third quarter 2008 in conjunction with the sale of certain mortgage banking operations. The contracting servicing portfolio resulted in a $112.0 million decline in servicing fees to $120.3 million in 2009. A slowdown in runoff of the servicing portfolio positively affected servicing income in 2009 by $45.3 million which somewhat mitigated an $18.8 million decline in positive net hedging results.

In 2008, other income included FHN's share of earnings from nonconsolidated subsidiaries accounted for under the equity method, which provided ancillary activities to mortgage banking, and fees from retail construction lending. FHN's interests in these unconsolidated subsidiaries were sold in third quarter 2008. In fourth quarter 2008, other mortgage banking income was negatively impacted by the recognition of a $6.5 million liability for minimum fee guarantees on prior servicing sales as the acquirer of certain servicing rights was experiencing net servicing fees below a specified threshold on loans having a UPB of approximately $420 million due to the incurrence of higher-than-expected servicing-related costs. Upon identification of this issue, FHN contracted with a third party to mitigate its liability for this issue.

Other Fee Income

Noninterest income from deposit transactions and cash management fees decreased to $163.8 million in 2009 from $179.0 million in 2008, reflecting a $14.9 million decline in NSF fees on retail accounts. The decline in NSF fee income is attributable to overall lower consumer transaction volume during 2009 when compared with 2008. Fees from trust services and investment management were $29.5 million in 2009 compared to $33.8 million in 2008. The $4.3 million decrease is due to market-related declines in trust asset values that primarily occurred during the first half of 2009. In 2009, brokerage and management fees were $26.9 million compared to $32.2 million in 2008. The decline is partially due to overall market conditions and also a shift in customer investment mix to lower-risk, less profitable, products. Additionally, in 2009, FHN rolled-out a more fee-based approach to asset management that negatively affected fee income in 2009. Noninterest income from insurance commissions decreased to $25.2 million in 2009 from $29.1 million in 2008 primarily due to reduced sales volume because of low demand and a decline in mortgage-related insurance sales. In 2009, losses from divestitures were $9.2 million and were related to the sales of FHN's Atlanta insurance business and the Louisville First Express Remittance Processing (lockbox service) location. Losses from divestitures in 2008 were $19.0 million and were related to the sale of mortgage banking operations and certain First Horizon Bank branches. Net securities losses in 2009 were $1.2 million and primarily related to losses on venture capital investments and a $.5 million cost method investment impairment. Net securities gains in 2008 were $66.1 million and were primarily related to Visa's redemption of its class B shares held by FHN in connection with Visa Inc.'s IPO that resulted in a gain of $65.9 million.

All Other Income and Commissions

All other income and commissions increased to $152.2 million in 2009 from $145.5 million in 2008. Other income was positively affected by a $30.6 million increase in deferred compensation income (which is more than offset by a $39.2 million increase in deferred compensation expense). Gains from the repurchase of bank debt decreased by $17.4 million and income from bank-owned life insurance declined by $5.4 million due to a lower earnings rate. ATM interchange fees were up slightly as a result of a promotion by FHN's ATM network provider. All other components decreased slightly.

NONINTEREST EXPENSE

Total noninterest expense in 2009 decreased 3 percent to $1,571.8 million during 2009. Costs from restructuring, repositioning, and efficiency initiatives reflected in various categories of noninterest expense declined $31.6 million to $27.7 million in 2009.

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, decreased $151.4 million in 2009 from $929.0 million in 2008. The significant decline in personnel expense primarily reflects the 2008 divestiture of certain mortgage banking operations. Severance related to FHN's ongoing restructuring, repositioning, and efficiency initiatives also decreased from 2008. Personnel expense increased within capital markets as a result of higher fixed income sales revenue during 2009. The net periodic benefit cost for FHN's pension plan which is included in personnel expense was $8.6 million in 2009 compared to $1.7 million in 2008.

The repurchase and foreclosure provision increased to $147.8 million in 2009 from $29.5 million in 2008 primarily reflecting an increase in repurchase requests on loans that were previously sold or securitized through FHN's legacy mortgage banking business. Charges related to repurchase obligations from prior junior lien consumer loans sales were $21.3 million in 2009 compared with $18.0 million in 2008. Additionally, foreclosure losses and FDIC premiums, including the second quarter 2009 FDIC special assessment, increased $44.7 million and $31.6 million, respectively. Foreclosure losses reflected $39.9 million in negative fair value adjustments in 2009. FHN incurred a $2.3 million goodwill impairment related to goodwill allocated to certain assets that were excluded from the sale of the Atlanta insurance business in 2009. There were no goodwill impairments in 2008. Generally, all other expense categories decreased primarily from the divestiture of certain mortgage banking operations but also a result of efficiency initiatives and focus on core businesses.

Total other noninterest expense increased $10.2 million to $184.3 million in 2009 despite overall declines in most expense categories from the divestiture of certain mortgage banking operations and a company-wide focus on efficiencies. All other noninterest expense increased $27.2 million. Charges to increase the reserve for reinsurance obligations due to increased estimated defaults on insured mortgages were $25.6 million in 2009 compared to $16.5 million in 2008. Both periods included net reversals of the contingent liability for certain Visa legal matters as FHN reversed only $7.0 million in 2009 compared with $30.0 million in 2008. Operations services to support FHN's regional banking mortgage businesses increased $15.4 million during 2009.

STATEMENT OF CONDITION REVIEW – 2009 COMPARED TO 2008

Total assets were $26.1 billion on December 31, 2009, compared to $31.0 billion on December 31, 2008. Average assets decreased to $28.1 billion in 2009 from $34.4 billion in 2008 due to continued efforts to reduce balance sheet risk.

EARNING ASSETS

Earning assets consist of loans, loans HFS, investment securities, trading securities and other earning assets. Earning assets averaged $25.4 billion and $30.4 billion in 2009 and 2008, respectively. A more detailed discussion of the major line items follows.

Loans

Average loans decreased 10 percent to $19.6 billion from $21.7 billion in 2008 as the wind-down of the non-strategic construction portfolios continued and FHN experienced soft loan demand during 2009. The loan portfolio represented 77 percent of average earning assets in 2009 and 71 percent in 2008.

C&I loans comprised 72 percent of total commercial loans in 2009 compared to 66 percent in 2008. C&I loans were relatively flat from 2008 as loan demand was soft during 2009. Commercial real estate loans declined $.9 billion as result of continued efforts to wind down the non-strategic component of this portfolio and also due to elevated charge-offs.

Total retail loans decreased $1.2 billion to $9.4 billion during 2009. Consumer real estate loans declined $.5 billion primarily driven by reduction in home equity installment loans originated through the national channel. Permanent mortgages increased $.3 billion to $1.1 billion as a result of transfers from loans HFS to the loan portfolio that occurred during 2008 and modifications of construction loans to permanent mortgages. The OTC portfolio averaged $.6 billion during 2009 compared to $1.5 billion in 2008 as balances were affected by charge-offs, refinance by others, and movement to the permanent portfolio (if an individual loan qualified for such a move), and continued efforts to wind down this portfolio. Credit card and other averaged $.3 billion in both periods and comprises only 3 percent of total retail loans.

Investment Securities

Investment securities averaged $2.9 billion in 2009 compared to $3.0 billion in 2008 and represented 11 percent of earning assets in 2009 compared to 10 percent in 2008. A majority of this decline is attributable to natural runoff of MBS securities. Additionally, as of the end of the year, FHN held over $190 million of restricted investments in FHLB and FRB stock. On December 31, 2009, the securities portfolio had $106.3 million of net unrealized gains that resulted in an increase in book equity of $64.9 million, net of $41.4 million of deferred income taxes. On December 31, 2008, AFS securities totaled $3.1 billion and had $69.2 million of net unrealized gains that resulted in an increase in book equity of $42.8 million, net of $26.4 million of deferred income taxes.

Loans Held-for-Sale/Loans Held for Sale – Divestiture

Loans HFS averaged $.5 billion, a decrease of 79 percent, or $2.0 billion from 2008 and represented only 2 percent of total earning assets in 2009 compared to 9 percent in 2008. This decline is due to a much smaller mortgage warehouse as the national mortgage origination platform was sold in third quarter 2008 and the remaining warehouse significantly contracted in 2009. During 2008, first and second lien mortgages and small issuer trust preferred loans were moved to the loan portfolio. On December 31, 2009 and 2008, FHN did not have any loans classified as HFS - divestiture. However, during 2008, HFS - divestiture averaged $.1 billion as FHN completed the final First Horizon Bank branch sale in second quarter 2008.

Trading Securities/Other Earning Assets

Average trading securities decreased 41 percent to $1.1 billion in 2009 from $1.9 billion in 2008 primarily as a result of capital markets' trading inventory management efforts and also FHN's reduction of retained interests from prior securitizations during 2009. Other earning assets decreased slightly, by 4 percent, and averaged $1.3 billion in both periods. Interest-bearing cash increased $.4 billion as FHN allowed excess deposits to remain with the FRB as these deposits converted to interest-bearing accounts in the latter half of 2008. Average FFS decreased primarily due to reduced short-term lending to correspondent banks and securities repurchase agreements declined consistent with the decline in capital markets' trading portfolio.

Core Deposits

During 2009, core deposits increased 2 percent, or $.3 billion, and averaged $13.2 billion despite increased deposit competition. Noninterest-bearing core deposits increased $.2 billion, or 5 percent, and averaged $4.5 billion in 2009 reflecting FHN's ongoing efforts to grow core deposits. Interest-bearing core deposits increased 1 percent to an average balance of $8.7 billion in 2009. In 2009 and 2008, the sales of MSR resulted in a decrease in custodial deposits as these core deposits were transferred when the related servicing rights were sold.

Short-Term Funds/Term Borrowings

Short-term funds averaged $7.1 billion in 2009, down 37 percent from $11.3 billion in 2008. On December 31, 2009, short-term funds were $4.5 billion compared with $7.8 billion at the end of 2008. FHN's contracting balance sheet and core deposit growth reduced reliance on purchased short-term funds. Average FFP decreased $.5 billion during 2009 to $1.6 billion as lending between financial institutions was reduced due to tightened credit markets and also because of the conversion of Fed deposits to interest-bearing accounts. However, as liquidity between financial institutions increased during 2009, FHN increased its utilization of FFP resulting in a period-end balance increase of $1.1 billion from 2008. Additionally, the FDIC's increased deposit coverage, combined with the low rate environment, resulted in a $.4 billion decline in average securities sold under repurchase agreements. During 2009, FHN continued to utilize the FRB's TAF as these borrowings averaged $2.1 billion in both periods. On December 31, 2009, TAF borrowings declined to $.4 billion from $4.0 billion in 2008 in preparation for the expiration of this program in 2010. Purchased CD's declined by $.6 billion as FHN focused on lower cost, more stable funding sources. Short-term purchased funds accounted for 30 percent of FHN's funding (core deposits plus purchased funds and term borrowings) in 2009, and 37 percent in 2008.

Average term borrowings decreased 43 percent, or $2.6 billion, to $3.5 billion in 2009. As of December 31, 2009, term borrowings were $2.9 billion, a decrease of 40 percent, or $1.9 billion from 2008 year-end. The decrease was the result of bank note maturities and repurchases as funding needs decreased due to asset contraction. During 2009, FHN repurchased $.2 billion in bank notes and $1.6 billion matured.

CAPITAL

Management's objectives are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. In late 2010, FHN completed an equity offering which resulted in the issuance of 26.3 million common shares and generated $263.1 million in net proceeds and also completed a senior debt offering which generated $496.3 million in net proceeds. Subsequent to these offerings, FHN redeemed all 866.5 million preferred shares issued to the UST under the Capital Purchase Program ("CPP") in fourth quarter 2010. The common stock warrant issued to the UST remains outstanding. During 2010, the Board maintained a quarterly stock dividend paid in lieu of a cash dividend at a rate determined quarterly. The last stock dividend was distributed on January 1, 2011, and the Board has since declared a cash dividend of $.01 payable April 1, 2011. Total equity averaged $3.3 billion during 2010 compared with $3.5 billion during 2009. The decline in average equity was primarily the result of net losses recognized during 2009. Because the equity transactions described above closed late in 2010, the impact on average equity in 2010 was minimal. Total equity was $2.7 billion on December 31, 2010, compared with $3.3 billion on December 31, 2009. The negative effect on equity as a result of the redemption of the CPP preferred shares and net losses recognized during 2010 more than offset the period-end increase in equity as a result of the common stock offering. The following table provides pertinent capital ratios for the year-ended 2010, 2009, and 2008:

Table 12 - Capital Ratios

	2010	2009	2008
Total period-end equity to period-end assets	**10.84%**	12.67%	11.52%
FHN's tier 1 risk-based capital	**13.99**	16.39	15.03
FHN's total risk-based capital	**18.65**	21.92	20.19
FHN's leverage	**10.96**	13.36	12.22
Tier 1 common to risk weighted assets *	**11.53**	9.88	9.56
Adjusted tangible common equity to risk weighted assets *	**10.66**	9.06	8.80
Tangible common equity to tangible assets *	**8.93**	7.75	7.34

* Represents a non-GAAP measure. Refer to Table 38 for the non-GAAP to GAAP reconciliation.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. As of December 31, 2010, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13–Regulatory Capital. In 2011, capital ratios are expected to remain strong and significantly above current well-capitalized standards despite a difficult operating environment.

Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory constraints. The following table provides information related to securities repurchased by FHN during fourth quarter 2010:

Table 13 - Issuer Purchases of Equity Securities

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
2010				
October 1 to October 31	*	$10.10	*	42,641
November 1 to November 30	*	10.07	*	42,641
December 1 to December 31	-	N/A	-	33,824
Total	*	**$10.09**	*	

* Amount is less than 500 shares
N/A – Not applicable
Compensation Plan Programs:
– A consolidated compensation plan share purchase program was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount originally authorized under this consolidated compensation plan share purchase program is 25.1 million shares. On April 24, 2006, an increase to the authority under this purchase program of 4.5 million shares was announced for a new total authorization of 29.6 million shares. The authority has been increased to reflect the stock dividends distributed through October 1, 2010. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. Stock options granted after January 2, 2004, must be exercised no later than the tenth anniversary of the grant date. On December 31, 2010, the maximum number of shares that may be purchased under the program was 33.8 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.

Other Programs:
– On October 16, 2007, the board of directors approved a 7.5 million share purchase authority which expired on December 31, 2010. No purchases were made under this authority during 2010.

ASSET QUALITY

Loan Portfolio Composition

FHN groups its loans into different portfolios based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of Commercial, Financial, and Industrial ("C&I") and Commercial Real Estate loans. Retail loans are composed of Consumer Real Estate; Permanent Mortgage; Credit Card and Other; and Restricted Real Estate Loans. Key asset quality metrics for each of these portfolios can be found in Table 17–Asset Quality by Portfolio.

Starting in 2007, FHN's underwriting and credit policies and guidelines evolved through a series of enhancements through which FHN has responded to dramatic changes in economic and real estate conditions in the U.S. As economic and real estate conditions develop, further enhancements to underwriting and credit policies and guidelines may be necessary or desirable.

The following is a description of each portfolio:

COMMERCIAL LOAN PORTFOLIOS

FHN's commercial and real estate loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers (RM) and Portfolio Managers (PM)) and to credit administration. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Manager function. Portfolio concentration limits for the various portfolios are established by executive management and approved by the Executive and Risk Committee of the Board.

C&I

The C&I portfolio was $7.3 billion on December 31, 2010. This portfolio is comprised of loans used for general business purposes, diversified by industry type, and primarily composed of relationship customers in Tennessee and certain neighboring states that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The following table provides the composition of the C&I portfolio by industry as of December 31, 2010. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (NAICS) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 14 - C&I Loan Portfolio by Industry

(Dollars in thousands)	**December 31, 2010**	**Percent**
Industry:		
Finance and insurance	**$1,450,663**	20%
Mortgage warehouse lending	**816,201**	11%
Wholesale trade	**569,419**	8%
Real estate rental and leasing (a)	**545,085**	7%
Health care	**507,785**	7%
Manufacturing	**511,202**	7%
Construction-related (b)	**344,688**	5%
Retail trade	**357,784**	5%
Other (Transportation, Education, Arts, Entertainment, etc) (c)	**2,235,329**	30%
Total C&I Loan Portfolio	**$7,338,156**	100%

(a) Leasing, rental of real estate, equipment, and goods.
(b) Infrastructure and construction related businesses.
(c) Industries in this category comprise 4 percent or less.

C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower's available financial information, identification and analysis of the various sources of repayment and identification of the primary risk attributes. Stress testing the borrower's financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios ("LTVs") which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Approval decisions also consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans are typically based upon variable rates tied to the London Inter-Bank Offered Rate ("LIBOR") or the prime rate of interest plus or minus the appropriate margin.

C&I loan policies and guidelines are approved by several management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidance addresses the attendant risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised, and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review. During the past three years, policies and guidelines have been enhanced with more specific guidance particularly for industries and portfolios that have concentrations or elevated credit risk. Underwriting metrics have been enhanced for mortgage warehouse and asset based lending, small business loans, leveraged finance, and loans to financial institutions, to include more front-end due diligence, a reduction in tolerance for leverage, modification of advance rates based on collateral type, and financial performance.

In fourth quarter 2009, FHN enhanced the lending process by implementing a concept that incorporates a RM and PM for each commercial loan. The PM is responsible for assessing the credit quality of the borrower beginning with the initial underwriting and continuing through the servicing period while the RM is primarily responsible for communications with the customer and maintaining the relationship. The RM/PM concept was then expanded to include other specialists who were organized into units called Deal Teams. Deal Teams are constructed with specific job attributes that should improve FHN's ability to identify, mitigate, document, and manage ongoing risk. Portfolio managers and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. In addition to these changes, early identification of problem loan assets has been strengthened by training on problem loan identification, more comprehensive policies and guidelines, targeted portfolio reviews, a greater emphasis on more frequent grading, as well as enhancements to the problem loan management process.

Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2010, no significant concentration existed in the C&I portfolio in excess of 10 percent of total loans. Refer to Table 14 for detail of the C&I loan portfolio by industry. The two largest components are finance and insurance (includes trust preferred and bank-related loans) and mortgage warehouse lending. The trust preferred and bank-related component of C&I is discussed below. Mortgage warehouse lending includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Generally, mortgage warehouse lending increases when there is a decline in mortgage rates resulting in increased borrower refinance volumes.

Trust Preferred & Bank-Related Loans

The finance and insurance subsection of this portfolio, which includes bank-related and trust preferred loans ("TRUPs") (i.e., loans to bank and insurance-related businesses), has experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers. On December 31, 2010, approximately 9 percent of the C&I portfolio, or 4 percent of total loans, was composed of bank-related loans and TRUPs.

TRUPs lending was originally extended as a form of "bridge" financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking and insurance institutions through FHN's capital markets operation. Accordingly, these loans were originally classified within loans HFS upon funding. The underwriting criteria for trust preferred loans focused on current operating metrics, including liquidity, capital and financial performance ratios as well as borrowers' observable credit spreads and debt ratings when available. In conjunction with the collapse of the collateralized debt obligation ("CDO") market in late 2007, origination of trust preferred loans ceased in early 2008 and existing loans were moved from loans HFS to FHN's C&I portfolio in second quarter 2008. Individual TRUPs are re-graded quarterly as part of FHN's commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation), have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. Since the vast majority of trust preferred issuers to which FHN has extended credit have less than $15 billion in total assets, the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 is not expected to significantly affect future payoff rates for these loans. The risk of individual trust preferred loan default is somewhat mitigated by diversification within the trust preferred loan portfolio. The average size of a trust preferred loan is approximately $9 million.

Underwriting of other loans to financial institutions has been enhanced. Changes incorporated into the underwriting analysis for other loans to financial institutions include increased levels of onsite due diligence, review of the customer's policies and strategies, assessment of management, assessment of the relevant markets, a comprehensive assessment of the loan portfolio, and a review of the ALLL. Additionally, the underwriting analysis includes a focus on the customer's capital ratios, profitability, loan loss coverage ratios, and regulatory status.

As of December 31, 2010, the UPB of trust preferred loans totaled $465 million ($301 million of bank TRUPs and $164 million of insurance TRUPs) with the UPB of other bank-related loans totaling approximately $230 million. Inclusive of a remaining valuation allowance on TRUPs of $35.6 million, total reserves (ALLL plus the valuation allowance) for TRUPs and other bank-related loans were approximately $115 million or 17 percent of outstanding UPB.

C&I Asset Quality Trends

During 2010, performance of the C&I portfolio began to improve as the aggregate risk profile of the portfolio improved late in 2010. The improvement came as commercial borrowers demonstrated the ability to adjust to the economic climate resulting in an increase in the amount of credit upgrades during 2010. The ALLL declined $37.2 million to $239.5 million as of December 31, 2010. The allowance as a percentage of period-end loans declined to 3.26 percent from 3.87 percent at the end of 2009. As previously discussed, the finance and insurance portion of this portfolio has been the most significantly impacted by the economic conditions. While this component of the C&I portfolio continues to be stressed, these loans began to stabilize during 2010. Net charge-offs as a percentage of average loans declined to 1.23 percent from 1.67 percent reflecting the aggregate improvement in this portfolio. Despite the reduction in allowance and fewer charge-offs in 2010, nonperforming C&I loans increased $78.5 million to $214.0 million at the end of 2010. Additionally, the NPL ratio grew to 2.92 percent from 1.89 percent. Although the level of nonperforming loans increased in 2010 compared with 2009, the amount of nonperforming loans peaked in third quarter and began improving late in the year. Approximately half of the increase in nonperforming loans during 2010 relates to bank-related and TRUPs loans while the remainder is attributable to an increase in the volume of smaller loans within various industries. Bank-related and TRUPs loans (included in the Finance and Insurance industry component) have experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers.

Commercial Real Estate

The Commercial Real Estate portfolio includes both financings for commercial construction and nonconstruction loans. This portfolio is segregated between Income Commercial Real Estate (CRE) loans which contain loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and Residential CRE loans. The Residential CRE portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes.

Income CRE

The Income CRE portfolio was $1.4 billion on December 31, 2010. Subcategories of Income CRE consist of retail (24 percent), apartments (17 percent), office (15 percent), industrial (13 percent), land/land development (11 percent), hospitality (9 percent), and other (11 percent).

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed annually and changed as necessary based on market conditions. Income CRE loan policies and guidelines are approved by management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidance addresses the attendant risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios ("DSCRs"), and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. All income properties are required to achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate refreshed quarterly. Some product types require a higher DSCR ranging from 125 percent to 150 percent of the debt service requirement. Variability depends on credit versus non-credit tenancy, lease structure, property type, and quality. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties. A global cash flow analysis is performed at the borrower and guarantor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

The credit administration and ongoing monitoring consists of multiple internal control processes. Construction loans are closed and administered by a centralized control unit. Internal Audit tests for adherence to loan documentation requirements. Credit grades are assigned utilizing internally developed scorecards to help quantify the level of risk in the transaction. Underwriters and credit approval personnel stress the borrower's/project's financial capacity utilizing numerous economic attributes such as interest rates, vacancy, and discount rates. Key Information is captured from the various portfolios and then stressed at the aggregate level. Results are utilized to assist with the assessment of the adequacy of the ALLL and to steer portfolio management strategies. As discussed in the C&I portfolio section, Income CRE also employs the RM/PM model and the "Deal Team" concept.

Approximately 90 percent of the Income CRE portfolio was originated through and managed by the regional bank. Weak market conditions will likely continue to affect this portfolio through increased vacancies, slower stabilization rates, decreased rental rates, lack of readily available financing in the industry, and declining property valuations; however, stressed performance could be somewhat mitigated by strong sponsors and cash flows. FHN proactively manages problem projects and maturities to regulatory standards.

Income CRE Asset Quality Trends

Performance of Income CRE loans was mixed as certain sectors stabilized during 2010 while others remained stressed. Allowance as a percentage of loans increased 20 basis points to 8.87 percent during 2010 driven by lower balances in 2010 as allowance levels declined $29.1 million from 2009. Net charge-offs were $52.1 million in 2010 compared to $91.3 million in 2009 with the decline primarily attributable to the timing of loan maturities in 2009 combined with borrowers' inability to refinance with other institutions given their deteriorated quality and tightened industry credit standards. The level of nonperforming loans decreased $42.1 million to $141.5 million at the end of 2010 and remained over 10 percent of total Income CRE loans. The decline in nonperforming loans is primarily attributable to the wind-down of the non-strategic portion of the portfolio.

Residential CRE

The Residential CRE portfolio was $.3 billion on December 31, 2010. FHN lends to finance vertical construction of these properties as well as the acquisition and development of the related land. Performance of this portfolio has been severely strained due to the stressed housing market.

Residential CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed annually and changed as necessary based on market conditions. Loans are underwritten based on project-type, size, location, sponsorship, and other market-specific data that vary by product type. Generally, minimum requirements for equity injections, speculative exposure, and project sales pace are established based on perceived risk in each subcategory. Loan-to-value limits are set below regulatory prescribed ceilings and generally range between 50 and 75 percent depending on underlying product set. Term is limited to the typical construction or development period for the underlying property-type including appropriate absorption time as set by the appraisal. Maximum outside term limits are set to avoid stale project performance. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a construction loan on a pre-sold house. Generally, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars.

In response to the collapse of the housing market and the deterioration in the quality of the Residential CRE portfolio, FHN made several changes to its credit policy including lowering advance rates for land, land development, and construction loans; establishing more restrictive guidelines for interest carry; lowering maximum loan amounts; and increasing minimum release prices. In addition, portfolio strategy was modified to limit lending on speculative construction and land/land development. The construction loan administration process was also enhanced to ensure that all construction loans are administered by a centralized loan administration unit.

Originations through national construction lending ceased in early 2008 and balances have steadily decreased since that time. Active lending in the regional banking footprint has been significantly reduced with new originations limited to tactical advances to facilitate workout strategies. When active lending was occurring, the majority of the portfolio was on a floating rate basis tied to appropriate spreads over LIBOR or the prime rate.

Residential CRE Asset Quality Trends

FHN continues to wind down the non-strategic portion of this portfolio and is not actively lending this loan-type within the regional banking footprint which directly impacted the amount of net charge-offs and nonperforming loans and the level of the allowance. Net charge-offs declined $112.9 million from 2009 to $62.2 million. The ALLL declined $21.6 million and nonperforming loans decreased $163.8 million during 2010. The lower net charge-offs, allowance, and nonperforming loans were the result of winding down this portfolio as the net charge-offs as a percentage of average loans remained elevated at 14.53 percent, the ALLL ratio was 11.51 percent, and the nonperforming loans ratio was 42.04 percent. These metrics will remain skewed until the portfolio entirely winds down or FHN begins originating this product and balances increase.

RETAIL LOAN PORTFOLIOS

Consumer Real Estate

The Consumer Real Estate portfolio was $5.6 billion on December 31, 2010, and is primarily composed of home equity lines and installment loans. FHN also has home equity lines and installment loans that were consolidated on January 1, 2010 with the adoption of amendments to ASC 810. These loans are discussed in the Restricted Real Estate Loans paragraph at the conclusion of the Loan Portfolio Composition section. The Consumer Real Estate portfolio is geographically diverse with strong borrower Fair Isaac Corporation ("FICO") scores. The largest concentrations of December 31, 2010, balances are in Tennessee (37 percent) and California (14 percent) with no other state representing greater than 4 percent of the portfolio. At origination, the weighted average FICO score of this portfolio was 736; refreshed FICO scores averaged 727 as of December 31, 2010. Deterioration is most acute in areas with significant home price depreciation and is affected by poor economic conditions – primarily unemployment. Approximately two-thirds of this portfolio was originated through national channels.

Underwriting

To obtain a consumer real estate loan, among other loan approval requirements, the loan applicant(s) in most cases must first meet a minimum qualifying FICO score. Applicants must also have the financial capacity (or available income) to service the debt by not exceeding a calculated Debt-to-Income ("DTI") ratio. The amount of the loan is limited to a percentage of the lesser of the current value or sales price of the collateral.

In response to the downturn in the housing market, FHN completed a number of initiatives for the purpose of reducing risk and exposure to the Consumer Real Estate portfolio. In first quarter 2009, lending authority was redirected from more than 200 lenders in various markets, and for the majority of loans in this portfolio underwriting decisions are now made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate secured loans. Management also establishes maximum loan amounts, loan-to-value ratios, and debt-to-income ratios for each consumer real estate product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management. In conjunction with the sale of the national mortgage banking business, FHN significantly reduced lending in markets outside of the regional banking footprint. Minimum loan qualifications were tightened along with other changes made to underwriting standards and lending authority for HELOCs and installment loans in the Consumer Real Estate portfolio.

Prior to the third quarter 2008, a borrower could qualify with a minimum FICO score of 620. Beginning in third quarter 2008 and continuing into 2009, FHN raised minimum qualifying FICO scores for all consumer real estate products. During this timeframe, the minimum allowable FICO score was increased to the upper 600's and minimum FICO scores for reduced documentation and stated-income relationship loans (loans whereby FHN already maintained a customer relationship with the borrower) was also increased. Also in second quarter 2009, FHN reduced the maximum combined loan-to-value ("CLTV") from 100 percent to 89.9 percent for most consumer real estate loans. The potential loan amount and CLTVs (maximum is 89.9 percent) varies with a borrower's FICO score. Maximum DTI was lowered to 45 percent in second quarter 2009 for almost all real estate loans. Prior to that time, some consumer real estate loan products allowed a 50 percent DTI.

Although FICO score minimum guidelines were in the 600's throughout this time period, the origination statistics illustrate that much of the Consumer Real Estate portfolio was originated well above the minimum requirements. The average FICO score at origination was 718 in vintages prior to 2003. In vintage years 2004 through 2007, which comprise a majority of the outstanding loan balances, the average FICO scores ranged between 727 and 740. Additionally, the average CLTV ratios of loans originated during these periods was less than the revised allowable maximum of 89.9 percent.

HELOCs can pose risk of default when applicable interest rates change–particularly in a rising interest rate environment potentially stressing borrower capacity to repay the loan at the higher interest rate. While FHN is unable to predict future interest rate movements, interest rates presently are quite low by historical standards; therefore, at some point in the future, FHN believes that rates are much more likely to rise than to fall. In response to 2008 regulatory guidance, FHN implemented a change to its underwriting practice requiring HELOC borrowers to qualify based on a fully indexed, fully amortized payment methodology. If the first mortgage loan is a non-traditional mortgage, the debt-to-income calculation is based on a fully amortizing first mortgage payment. Prior to this change, FHN's underwriting guidelines required borrowers to qualify at an interest rate that was 200 basis points above the note rate. This mitigated risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon. FHN does not penalize borrowers (reset the rate) based on delinquency or any other factor during the life of the loan. HELOC interest rates are variable but only adjust in connection with movements to which the index rate is tied. FHN's HELOC products typically have a 5 or 10 year draw period with repayment periods ranging between 10 and 20 years.

HELOC Portfolio Management

In 2008, an extensive review of HELOC accounts was conducted whereby these loans were analyzed using certain selection criteria focused on declines in collateral value as well as other characteristics. As a result of this analysis, and in accordance with FHN's interpretation of regulatory guidance, thousands of accounts were frozen or line of credit limits were lowered. Also in 2008, the volume of HELOC originations was reduced due to the divestiture of the national mortgage origination and servicing platforms and cessation of national consumer lending operations.

FHN also responded to the collapse of the housing market by strengthening and expanding its continuous HELOC account review processes in order to more proactively target and identify higher-risk home equity lines and initiate preventative and corrective actions. The reviews considered a number of account activity patterns and characteristics such as reduction in available equity, significant declines in property value, the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, and account utilization. In accordance with FHN's interpretation of regulatory guidance, FHN blocked future draws on accounts and/or lowered account limits. Historically, the account review process was focused on the higher-risk loans within the non-strategic portfolio; however, beginning in 2009, management began including HELOCs originated through the regional bank in its reviews. In 2010, management assigned additional resources to this effort and enhancements were made to the process in order to further increase the volume of account reviews.

Whereas certain management actions and initiatives have reduced the amount of HELOC exposure in the non-strategic business segment, depressed real estate values and soft loan demand has also impacted HELOC origination volume within the regional banking footprint. Late in 2010, HELOC origination within the regional banking footprint began to normalize as overall real estate values stabilized and loan demand improved.

Low or Reduced Documentation Origination

From time to time, FHN may originate consumer loans with low or reduced documentation. FHN generally defines low or reduced documentation loans, sometimes called "stated income" or "stated" loans, as any loan originated with anything less than pay stubs, personal financial statements, and tax returns from potential borrowers.

Prior to 2008, FHN generally offered three types of stated-income consumer real estate loan products to customers: stated-income/stated-assets, stated-income/verified-assets and existing customer relationship based stated-income loans. A reduction in stated-income originations was primarily due to substantial changes in the market for such loans followed by the exit from the national origination channel when substantially all of the mortgage banking operations were sold in third quarter 2008. Beginning in early 2008, FHN began tightening minimum loan qualification criteria for all stated-income consumer real estate loan products and has since made numerous changes to product offerings and requirements. For example, in early second quarter 2008 FHN terminated the offering of the stated-income/stated-assets product to customers and lowered the maximum CLTV on the stated-income/verified-assets product from 95 percent to 89.9 percent. Continuing into the third and fourth quarters of 2008, the minimum FICO score for all real estate loans was raised and the maximum CLTV on the stated-income/verified-assets product was lowered again to 80 percent. FHN further tightened the stated-income product offering in first quarter 2009 as the stated-income/verified-assets product was eliminated and the relationship based product was modified and made available for non-purchase transactions only.

Currently, stated-income or low or reduced documentation loans are limited to existing customers of FHN who may have deposit accounts, other borrowings, or various other business relationships, and such loans are currently only available for qualified non-purchase transactions. Currently, full income documentation would typically require (for example) copies of W-2s, pay stubs, and verification of employment. This exception is provided to loan applicants that are also existing deposit customers of the bank who have recurring consistent direct DDA deposit amounts from their employers; however, in accordance with FHN's policies and procedures, certain restrictions apply. For example, self-employed customers are not eligible, deposits made directly by the borrower are not considered, direct deposits must indicate the employer's name depositing the funds, and recurring deposits must be consistent per period and may not vary by more than 10 percent. If these and other conditions are not met, full income documentation is required. In accordance with FHN's policies and procedures, a verbal verification of employment is required in either situation.

As of December 31, 2010, $1.8 billion, or 28 percent, of the consumer real estate portfolio consisted of home equity lines and installment loans originated using stated-income compared to $2.1 billion, or 30 percent, as of December 31, 2009. These stated-income loans were 11 percent of the total loan portfolio as of December 31, 2010, and 2009. As of December 31, 2010, nearly three-fourths of the stated-income home equity loans in the portfolio were originated through legacy businesses that have been exited and these loan balances should continue to decline.

Stated-income loans were 28 percent of the balance of the consumer real estate portfolio and accounted for nearly 37 percent of the net charge-offs for this portfolio during 2010. Net charge-offs of stated-income home equity lines and installment loans were $81.9 million during 2010 and $88.3 million during 2009. As of the end of 2010 and 2009, less than 1 percent of the stated income loans were nonperforming and 3 percent were more than 30 days delinquent.

Consumer Real Estate Asset Quality Trends

Performance of the home equity portfolio remained relatively stable in 2010 when compared with 2009. The ALLL declined $64.8 million to $150.3 million in 2010. The allowance as a percentage of loans decreased 43 basis points to 2.67 percent of loans. Delinquency rates and the net charge-offs ratio were relatively flat compared to 2009. Delinquencies were approximately 2.30 percent of loans for both periods while the net charge-offs ratio increased 9 basis points to 2.92 percent of average loans. The stabilization is attributable to the strong borrower characteristics previously discussed as well as stabilization in the national economy as performance of this portfolio is highly correlated with the economy and unemployment.

Permanent Mortgage

The permanent mortgage portfolio was $1.1 billion on December 31, 2010. This portfolio is primarily composed of jumbo mortgages and OTC completed construction loans. Inflows from OTC modifications have significantly declined and are expected to be immaterial going forward. While nonperforming loans ("NPLs") have increased, delinquencies and reserves were down as performance has begun to stabilize. The portfolio is somewhat geographically diverse; however 24 percent of loan balances are in California. Overall, performance has been affected by economic conditions, primarily depressed retail real estate values and elevated unemployment. However, in late 2010, FHN exercised clean-up calls for prior proprietary securitizations resulting in the addition of approximately $175 million of first lien mortgage loans to this portfolio, substantially all of which were performing. Net charge-offs increased $4.0 million to $66.2 million during 2010. Overall improvement has stabilized given the aging of the portfolio and because the modification of the higher-risk OTC loans concluded in early 2010.

Credit Card and Other (Including OTC)

The Credit Card, and Other portfolios were $.3 billion on December 31, 2010, and primarily include credit card receivables, automobile loans, OTC construction loans, and other consumer related credits. Balances of OTC product have declined from $2.0 billion at the end of 2007 to $19.3 million as of December 31, 2010. Originations of OTC loans ceased in early 2008.

The OTC portfolio consisted of a permanent mortgage product which combined construction and permanent financing into a single loan which was originated by the legacy mortgage banking business. Upon completion of construction of the home and conversion of the construction financing for the home into permanent financing, the legacy mortgage banking business anticipated that such permanent financing loans would be sold. OTC loan underwriting consisted of a three-step process in which a review of the builder (including experience and creditworthiness) and a review of the collateral (including analysis of construction plans and verification of expected sales price) were performed by the Construction Lending Department. Credit underwriting of the borrower was performed only at the time of construction loan funding and was completed through the normal channels of the mortgage branch.

Prior to first quarter 2008, OTC loans eligible for automated underwriting qualified with a minimum FICO score of 660. Loans requiring manual underwriting procedures qualified with a score of 700 or greater. Stated-income loans could be underwritten with FICO scores greater than 700. For fully documented loans, the CLTV was required to be less than 89.9 percent or 75 percent for stated-income loans with value determined based on the lesser of current appraised value or acquisition cost (construction). In first quarter 2008, originations of OTC loans ceased and construction lending through the legacy national mortgage banking business was discontinued.

As of the end of 2010, only $19.3 million of OTC loans remained in the portfolio with 100 percent classified as nonperforming. In 2010, FHN charged-off $26.4 million compared with $155.2 million during 2009. The allowance declined $57.2 million to $4.4 million.

Restricted Real Estate Loans
The Restricted Real Estate Loan portfolio includes HELOC that were previously securitized on balance sheet as well as HELOC and some first and second lien mortgages that were consolidated on January 1, 2010, in conjunction with the adoption of amendments to ASC 810. The adoption of these amendments resulted in the consolidation of additional variable interest entities and this loan category was created to include all loans, primarily HELOC, that had previously been securitized but for which FHN retains servicing and other significant interests. As of December 31, 2010, this portfolio totaled $.8 billion and included $701.8 million of HELOC and $55.7 million of first and second lien mortgage loans.

Payment-Option ARM Loans (Payment Choice Product)
Historically, FHN originated through its legacy mortgage banking business first lien adjustable rate mortgage loans with borrower payment options. Payment options provided the borrower with the option to pay a minimum payment (which in most cases increased principal balance), interest only, or varying amounts of principal and interest. These loans were originated with the intent to sell. Originations of these loans were discontinued in third quarter 2007. While most of the loans were sold, a small amount remained unsold and were subsequently moved from loans HFS to the loan portfolio. Only $19.5 million of these loans remain in the consumer portfolio as of December 31, 2010. Because only a small portion remains in the HTM portfolio, the impact on the ALLL and on other loan portfolio asset quality metrics is immaterial.

Sub-prime Lending
Sub-prime loans are broadly defined as all lending that would not qualify using traditional borrowing channels or underwriting practices. While sub-prime loans do not have a precise definition, they may be identified by a combination of characteristics of the borrower and structure of the loan. Sub-prime or non-prime loans generally have characteristics of lower FICO scores than prime borrowers combined with various levels of reduced documentation and higher initial LTV ratios. Generally, under FHN's practices at that time for FHN-originated sub-prime loans, as FICO scores increased and the LTV ratio decreased, the extent of loan documentation requirements decreased; similarly, loan documentation requirements generally would increase as FICO scores decreased or the LTV ratio increased.

Prior to first quarter 2007, FHN originated through its legacy mortgage banking business first lien mortgage and home equity loans with the intent to sell with servicing released, that were considered sub-prime. Origination of these loans was entirely discontinued in early 2007 with the last sale of these loans into the secondary market occurring shortly thereafter. All sub-prime originations were initially classified as loans HFS on the consolidated balance sheet and were generally sold within 45 days of origination. At the time these originations discontinued, characteristics of sub-prime loans originated and sold by FHN would have had FICO scores ranging between 580 and 680 with LTV ratios ranging between 80 and 100 percent.

Since FHN originated sub-prime loans with the intent to sell and because originations ceased more than 3 years ago, as of December 31, 2010, only $704.8 thousand of these loans remain within the consumer loan portfolio. Because a majority of these loans were classified as HFS and subsequently sold, only a small portion remains in the HTM portfolio, the impact on the ALLL and on other loan portfolio asset quality metrics is immaterial.

The following table reflects originations of retail real estate loans from 2006 through 2010:

Table 15 - Origination Detail – Retail Real Estate

(Dollars in thousands)	**2010**	2009	2008	2007	2006
Permanent mortgage (first liens) - originations					
Full documentation	**$ 847,096**	$1,278,570	$16,417,603	$21,784,104	$17,201,118
Non full documentation	**-**	-	1,117,882	5,342,538	8,159,785
Payment choice (option ARM) (a)	**-**	-	-	63,270	774,044
Sub-prime	**-**	-	-	186,259	933,867
Total permanent mortgage (first liens) - originations (b)	**$ 847,096**	$1,278,570	$17,535,485	$27,376,171	$27,068,814
R/E installment loans - originations					
Full documentation	**$ 211,153**	$ 171,715	$ 337,301	$ 1,182,359	$ 1,628,662
Non full documentation	**12,747**	7,907	33,513	434,580	780,699
Sub-prime	**-**	-	-	389,902	752,262
Total R/E installment loans - originations (b)	**$ 223,900**	$ 179,622	$ 370,814	$ 2,006,841	$ 3,161,623
HELOC - originations					
Full documentation	**$ 335,196**	$ 360,880	$ 488,441	$ 956,894	$ 1,625,553
Non full documentation	**48,179**	36,079	170,984	516,489	942,527
Sub-prime	**-**	-	316	74,832	224,678
Total HELOC - originations	**$ 383,375**	$ 396,959	$ 659,741	$ 1,548,215	$ 2,792,758
Total originations					
Full documentation	**$1,393,445**	$1,811,165	$17,243,345	$23,923,357	$20,455,333
Non full documentation	**60,926**	43,986	1,322,379	6,293,607	9,883,011
Payment choice (option ARM)	**-**	-	-	63,270	774,044
Sub-prime	**-**	-	316	650,993	1,910,807
Total originations (c)	**$1,454,371**	$1,855,151	$18,566,040	$30,931,227	$33,023,195

(a) Adjustable rate mortgage (ARM).

(b) 2008, 2007, and 2006 include originations of OTC construction loans.

(c) 2008, 2007, and 2006 include $.2 billion, $2.6 billion, and $3.1 billion of OTC construction loan originations, respectively. There were no originations of OTC construction loans in 2010 or 2009.

The following tabular information provides additional detail surrounding period-end balances of consumer loans within the held to maturity (HTM) portfolio from 2006 through 2010:

Table 16 - HTM Loan Portfolio Detail - Consumer

(Dollars in thousands)	**2010**	2009	2008	2007	2006
Permanent mortgage (first liens) - HTM:					
Full documentation	**$ 766,158**	$ 682,937	$ 732,439	$ 460,745	$ 449,848
Non full documentation	**356,150**	383,645	373,502	20,394	18,979
Payment choice (Option ARM)	**19,545**	18,237	19,617	26,908	-
Sub-prime	**705**	848	1,226	2,373	2,569
Total permanent mortgage (first liens) - HTM (a)	**$1,142,558**	$1,085,667	$ 1,126,784	$ 510,420	$ 471,396
R/E installment loans - HTM:					
Full documentation	**$1,687,504**	$1,912,747	$ 2,227,494	$ 2,398,247	$ 2,268,479
Non full documentation	**548,865**	721,101	1,006,450	1,186,966	1,021,881
Sub-prime	**-**	-	656	248	776
Total R/E installment loans - HTM (b)	**$2,236,304**	$2,633,848	$ 3,234,600	$ 3,585,461	$ 3,291,136
HELOC - HTM:					
Full documentation	**$2,818,823**	$2,908,790	$ 3,011,524	$ 3,026,204	$ 3,417,994
Non full documentation	**1,264,219**	1,388,797	1,503,244	1,435,827	1,383,704
Total HELOC - HTM (c)	**$4,083,042**	$4,297,587	$ 4,514,768	$ 4,462,031	$ 4,801,698
Pre-modification OTC - HTM					
Full documentation	**$ 6,001**	$ 71,448	$ 381,348	$ 974,504	$ 953,741
Non full documentation	**12,728**	151,531	586,720	1,013,875	1,124,391
Payment choice (Option ARM)	**547**	6,508	12,730	19,910	7,001
Total Pre-modification OTC - HTM	**$ 19,276**	$ 229,487	$ 980,798	$ 2,008,289	$ 2,085,133
Total HTM:					
Full documentation	**$5,278,486**	$5,575,922	$ 6,352,805	$ 6,859,700	$ 7,090,062
Non full documentation	**2,181,962**	2,645,074	3,469,916	3,657,062	3,548,955
Payment choice (Option ARM)	**20,092**	24,745	32,347	46,818	7,001
Sub-prime	**705**	848	1,882	2,621	3,345
Total retail real estate	**$7,481,245**	$8,246,589	$ 9,856,950	$10,566,201	$10,649,363
Other retail	**$ 100,211**	$ 121,526	$ 135,779	$ 144,019	$ 161,178
Credit card receivables	**$ 192,437**	$ 192,036	$ 189,554	$ 204,812	$ 203,307
Total consumer loans	**$7,773,893**	$8,560,151	$10,182,283	$10,915,032	$11,013,848

(a) 2010 includes $55.7 million of restricted permanent mortgages.
(b) Home equity installment loans are primarily second liens.
(c) 2010 includes $701.8 million of restricted HELOC.

Loan Portfolio Concentrations

FHN has a concentration of loans secured by residential real estate (46 percent of total loans), the majority of which is in the consumer real estate portfolio (33 percent of total loans). Permanent mortgages account for 6 percent. Restricted real estate loans, which are comprised primarily of HELOC but also include permanent mortgages, are 5 percent of total loans. The remaining residential real estate loans are primarily in the Residential CRE and the OTC construction portfolios (2 percent of total loans) with national exposures being significantly reduced since 2008.

On December 31, 2010, FHN did not have any concentrations of C&I loans in any single industry of 10 percent or more of total loans.

The following table provides additional asset quality data by loan portfolio:

Table 17 - Asset Quality by Portfolio

	2010	2009	2008
C&I			
Period-end loans ($ millions)	**$ 7,338**	$7,150	$7,819
30+ Delinq. % (a)	**0.36%**	0.96%	0.52%
NPL %	**2.92**	1.89	1.03
Charge-offs %	**1.23**	1.67	1.37
Allowance / Loans %	**3.26**	3.87	2.45
Allowance / Charge-offs	**2.80x**	2.27x	1.90x
Income CRE			
Period-end loans ($ millions)	**$ 1,407**	$1,774	$1,988
30+ Delinq. % (a)	**1.20%**	3.13%	2.42%
NPL %	**10.06**	10.35	5.02
Charge-offs %	**3.29**	4.75	1.36
Allowance / Loans %	**8.87**	8.67	4.71
Allowance / Charge-offs	**2.39x**	1.68x	3.41x
Residential CRE			
Period-end loans ($ millions)	**$ 264**	$ 640	$1,288
30+ Delinq. % (a)	**3.19%**	3.71%	3.74%
NPL %	**42.04**	42.94	30.71
Charge-offs %	**14.53**	17.54	9.59
Allowance / Loans %	**11.51**	8.12	8.25
Allowance / Charge-offs	**0.49x**	0.30x	0.65x
Consumer Real Estate			
Period-end loans ($ millions)	**$ 5,618**	$6,931	$7,749
30+ Delinq. % (a)	**2.30%**	2.31%	1.97%
NPL %	**0.58**	0.26	0.07
Charge-offs %	**2.92**	2.83	1.48
Allowance / Loans %	**2.67**	3.10	2.35
Allowance / Charge-offs	**0.87x**	1.03x	1.56x
Permanent Mortgage			
Period-end loans ($ millions)	**$ 1,087**	$1,086	$1,127
30+ Delinq. % (a)	**5.16%**	8.49%	6.94%
NPL %	**11.27**	9.02	3.73
Charge-offs %	**6.49**	5.66	0.76
Allowance / Loans %	**5.49**	11.41	4.76
Allowance / Charge-offs	**0.90x**	1.99x	8.42x
One-Time Close (OTC)			
Period-end loans ($ millions)	**$ 19**	$ 229	$ 981
30+ Delinq. % (a)	**-**	9.87%	4.43%
NPL %	**100.00%**	82.73	43.03
Charge-offs %	**34.85**	27.07	9.41
Allowance / Loans %	**22.80**	26.85	20.44
Allowance / Charge-offs	**0.17x**	0.40x	1.42x
Credit Card and Other			
Period-end loans ($ millions)	**$ 293**	$ 314	$ 325
30+ Delinq. % (a)	**1.53%**	2.06%	2.57%
Charge-offs %	**4.64**	5.68	4.82
Allowance / Loans %	**2.90**	4.45	6.60
Allowance / Charge-offs	**0.61x**	0.78x	1.34x
Restricted Real Estate Loans (b)			
Period-end loans ($ millions) (c)	**$ 757**	N/A	N/A
30+ Delinq. % (a)	**3.44%**	N/A	N/A
NPL %	**0.82**	N/A	N/A
Charge-offs %	**5.63**	N/A	N/A
Allowance / Loans %	**6.26**	N/A	N/A
Allowance / Charge-offs	**1.01x**	N/A	N/A

Certain previously reported amounts have been reclassified to agree with current presentation.
Loans are expressed net of unearned income. All data is based on internal loan classification.
(a) 30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.
(b) Prior to 2010, certain amounts were included in Consumer Real Estate.
(c) Includes $701.8 million of consumer real estate loans and $55.7 million of permanent mortgage loans.

Allowance for Loan Losses

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. See Note 1 Summary of Significant Accounting Policies for detailed discussion regarding FHN's policy for determining the ALLL. Also see Critical Accounting Policies for more detail. The total allowance for loan losses decreased to $664.8 million on December 31, 2010, from $896.9 million on December 31, 2009. The overall balance decrease observed when comparing the year-over-year periods has been mostly impacted by the significant reduction of loan portfolios from exited businesses (especially non-strategic construction lending). This portfolio shrinkage has had a direct impact on the composition of the loan portfolio from one balance sheet date to the next and thus, has had an impact on the levels of estimated probable incurred losses within the portfolio as of the end of the reporting periods. As loans with higher levels of probable incurred loss content have been removed from the portfolio, this has influenced the allowance estimate resulting in lower required reserves. Although the total allowance for loan losses decreased 26 percent from 2009 because of reduction in higher-risk portfolios and improvement in C&I, additional allowance was required during 2010 for the loans that were consolidated January 1, 2010, in conjunction with the adoption of amendments to ASC 810. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 3.96 percent on December 31, 2010, from 4.95 percent on December 31, 2009. The allowance attributable to individually impaired loans was $115.4 million compared to $31.6 million on December 31, 2010 and 2009, respectively. This increase in reserves for individually impaired loans is primarily due to the growth in troubled debt restructurings since 2009.

See Note 4 – Loans for a discussion of FHN's internal loan grading process as it relates to the commercial loan portfolio. The following table provides a breakdown of the ALLL allocation by major loan types and commercial loan grades on December 31, 2010 and 2009:

Table 18 - Commercial Loans by Internal Grade and Allowance

	2010						2009		
(Dollars in millions)	C&I and Other	Income CRE	Residential CRE	**Total**	% of Total	Allowance for Loan Losses	Total	% of Total	Allowance for Loan Losses
Internal grades:									
1	**$ 86**	**$ -**	**$ -**	**$ 86**	*	$ -	$ 74	*	$ -
2	**87**	**4**	**-**	**91**	1%	-	40	*	-
3	**143**	**16**	**-**	**159**	1	1	81	*	1
4	**199**	**8**	**-**	**207**	1	2	220	1%	1
5	**360**	**24**	**1**	**385**	2	5	444	2	4
6	**754**	**53**	**-**	**807**	5	6	572	3	5
7	**1,069**	**96**	**5**	**1,170**	7	11	1,181	7	14
8	**1,384**	**151**	**5**	**1,540**	9	18	1,433	8	24
9	**603**	**145**	**3**	**752**	4	15	919	5	20
10	**475**	**82**	**3**	**561**	3	11	527	3	12
11	**493**	**113**	**3**	**609**	4	20	696	4	26
12	**248**	**30**	**7**	**285**	2	12	419	2	27
13	**698**	**167**	**14**	**879**	5	51	1,150	6	102
14, 15, 16 (Classifieds)	**525**	**375**	**122**	**1,022**	6	164	1,299	7	225
	7,125	**1,264**	**164**	**8,553**	51	316	9,055	50	462
Individually impaired loans	**213**	**142**	**100**	**456**	3	79	509	3	21
Total commercial loans	**$7,338**	**$1,407**	**$264**	**$ 9,009**	$ 54	$395	$ 9,564	$ 53	$482
Consumer:									
Consumer real estate (Home Equity Installment and HELOC) (a)				**6,319**	38	192	6,931	38	215
Permanent mortgage (b)				**1,143**	7	65	1,086	6	124
Credit card and other				**293**	2	8	314	2	14
OTC				**19**	-	4	229	1	62
Total consumer loans				**7,774**	47	270	8,560	47	415
Total loans				**$16,783**	100%	$665	$18,124	100%	$897

* Amount is less than one percent.
Loans are expressed net of unearned income. All data is based on internal loan classifications.
Individual amounts may not add to total due to rounding.
(a) 2010 includes $42.1 million of reserves and $701.8 million of balances in restricted consumer real estate loans.
(b) 2010 includes $5.4 million of reserves and $55.7 million of balances in restricted permanent mortgage loans.

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. The provision for loan losses decreased 69 percent to $270.0 million in 2010 from $880.0 million in 2009.

Overall asset quality trends are expected to improve during 2011, although the amount of improvement will be less noticeable than that experienced in 2010 as components of the higher-risk non-strategic construction portfolios have already significantly declined. Assuming current portfolio performance trends continue, the allowance for loan losses and total net charge-offs are expected to decrease when compared to 2010. The C&I portfolio is expected to continue to show positive trends as there has been recent aggregate improvement in the risk profile of commercial borrowers; however, volatility is possible in the short term as TRUPs and bank-related loans could deteriorate further. The Income CRE portfolio is likely to remain stressed with an expectation that net charge-offs and the allowance will be flat in 2011 compared with 2010. The remaining non-strategic portfolios should continue to wind down and will have less of an impact on overall credit metrics in the future. Continued improvement in performance of the home equity portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are highly correlated with unemployment trends.

The following table provides reserve rates and balances for the loan portfolio:

Table 19 - Reserve Rates

	2010		2009		2008		2007		2006	
	ALLL/ Loans %	**Period End Loans % of Total**	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total
Total commercial loans	**4.38%**	**54%**	5.04%	53%	3.53%	52%	2.00%	51%	1.43%	50%
Consumer real estate (Home Equity and HELOC) (a) (b)	**3.10**	**38**	3.10	38	2.35	36	0.56	36	0.46	39
Permanent mortgage (a)	**5.49**	**6**	11.41	6	4.76	5	0.20	2	N/A	N/A
OTC (Consumer Residential Construction Loans)	**22.80**	*	26.85	1	20.44	5	2.99	9	0.34	9
Credit card and other	**2.90**	**2**	4.45	2	6.60	2	3.44	2	3.02	2

* Amount is less than one percent.
(a) Prior to 2007, permanent mortgage balances were included in consumer real estate.
(b) Includes restricted real estate loans.

Consolidated Net Charge-offs

Net charge-offs were $526.7 million in 2010 compared with $832.3 million in 2009. The ALLL was 1.26 times net charge-offs for 2010 compared with 1.08 times net charge-offs for 2009. The net charge-offs to average loans ratio decreased from 4.25 percent in 2009 to 3.07 percent in 2010 due to a 37 percent decline in net charge-offs and a 13 percent decrease in average loans from 2009. The decrease in the level of net charge-offs in 2010 is primarily attributable to the continued reduction in problem assets within the non-strategic construction portfolios.

The decline in commercial loan net charge-offs contributed to over half of the decline in total consolidated net charge-offs. The reduction in Residential CRE net charge-offs was $112.9 million and caused a majority of the decline in commercial net charge-offs as FHN continues to wind down this portfolio. Improved performance of C&I loans contributed to a $36.2 million reduction of commercial net charge-offs while the timing of Income CRE loan maturities in 2009 combined with borrowers' inability to refinance with other institutions given their deteriorated quality and tightened industry credit standards contributed to a $39.2 million decline in commercial net charge-offs. Improvement of the retail portfolios contributed to a $117.2 million decline in consolidated net charge-offs. The improvement in retail net charge-offs was driven by a significant decline in net charge-offs within the OTC portfolio. In 2010, net charge-offs of OTC loans were $26.4 million compared to $155.2 million in 2009. The home equity portfolio also contributed to the decline with a $35.2 million decrease in net charge-offs from 2009. Net charge-offs of Restricted real estate loans and the permanent mortgage portfolio increased in 2010 from 2009. The restricted real estate loans that were consolidated at the beginning of 2010 in conjunction with the adoption of amendments to ASC 810, contributed an additional $46.5 million of net charge-offs in 2010.

The following table provides consolidated asset quality information for 2010, 2009 and 2008. When FHN began experiencing increased credit deterioration, reporting of credit metrics and methodologies for measuring and monitoring credit risk became more granular and internal classification of loans began to slightly deviate in certain cases from the disclosure line items previously established. The ALLL rollforward below is based on FHN's portfolio segments defined in accordance with the adoptions of amendments to ASC 310. Consequently, asset quality metrics for certain historical periods are not available.

Table 20 - Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	**2010**	2009	2008
Allowance for loan losses:			
Beginning balance	**$ 896,914**	$ 849,210	$ 342,341
Adjustment due to amendments of ASC 810	**24,578**	-	-
Provision for loan losses	**270,000**	880,000	1,080,000
Acquisitions/(divestitures), net	**-**	-	(370)
Charge-offs:			
Commercial, financial, and industrial	**97,271**	129,283	105,621
Commercial Real Estate	**127,323**	277,461	193,518
Consumer Real Estate	**188,694**	224,853	124,102
Permanent Mortgages	**67,829**	63,004	6,913
OTC	**30,609**	161,730	143,541
Credit card and other	**16,956**	20,629	18,733
Restricted real estate loans(a)	**47,859**	N/A	N/A
Total charge-offs	**576,541**	876,960	592,429
Recoveries:			
Commercial, financial, and industrial	**11,630**	7,594	4,495
Commercial Real Estate	**13,030**	10,790	2,386
Consumer Real Estate	**15,464**	16,244	7,269
Permanent Mortgages	**1,658**	797	546
OTC	**4,162**	6,529	2,253
Credit card and other	**3,068**	2,711	2,718
Restricted real estate loans (b)	**836**	N/A	N/A
Total recoveries	**49,848**	44,665	19,667
Net charge-offs	**526,693**	832,296	572,761
Ending balance	**$ 664,799**	$ 896,914	$ 849,210
Reserve for unfunded commitments	**$ 14,253**	$ 19,685	$ 18,752
Total of allowance for loan losses and reserve for unfunded commitments	**679,052**	916,599	867,962
Loans and commitments:			
Period end loans, net of unearned	**$16,782,572**	$18,123,884	$21,278,190
Insured retail residential and construction loans (c)	**174,621**	365,602	591,116
Loans excluding insured loans	**$16,607,951**	$17,758,282	$20,687,074
Remaining unfunded commitments (millions)	**$ 7,904**	$ 8,371	$ 9,601
Average loans, net of unearned	**$17,131,798**	$19,579,267	$21,660,704
Allowance and net charge-off ratios (d):			
Allowance to total loans	**3.96%**	4.95%	3.99%
Allowance to total loans excluding insured loans	**4.00**	5.05	4.11
Allowance to net charge-offs	**1.26x**	1.08x	1.48x
Net charge-offs to average loans	**3.07%**	4.25%	2.64%

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Includes $44.6 million of consumer real estate and $3.3 million of permanent mortgage charge-offs.
(b) Reflects recoveries of consumer real estate loans.
(c) Whole-loan insurance has been obtained on certain retail residential and construction loans. Insuring these loans absorb credit risk and results in lower allowance for loan losses.
(d) Loans net of unearned income. Net charge-off ratios are calculated based on average loans.
Table 9 provides information on the relative size of each loan portfolio.

The following table provides consolidated asset quality information in the format previously presented for 2007 and 2006:

Table 21 - Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	**2007**	2006
Allowance for loan losses:		
Beginning balance	**$ 216,285**	$ 189,705
Provision for loan losses	**272,765**	83,129
Loans transferred to held for sale	**2,655**	-
Acquisitions/(divestitures), net	**(17,598)**	(1,470)
Charge-offs:		
Commercial:		
Commercial, financial, and industrial	**42,639**	28,095
Real estate commercial	**2,504**	2,070
Real estate construction	**26,272**	115
Retail:		
Consumer real estate (a)	**37,345**	23,405
OTC	**23,806**	1,962
Other retail	**7,490**	6,753
Credit card receivables	**6,851**	6,226
Total charge-offs	**146,907**	68,626
Recoveries:		
Commercial:		
Commercial, financial, and industrial	**7,169**	4,725
Real estate commercial	**223**	296
Real estate construction	**2**	-
Retail:		
Consumer real estate (a)	**4,256**	4,307
OTC	**280**	-
Other retail	**2,458**	3,090
Credit card receivables	**753**	1,129
Total recoveries	**15,141**	13,547
Net charge-offs	**131,766**	55,079
Ending balance	**$ 342,341**	$ 216,285
Reserve for unfunded commitments	**$ 10,726**	$ 9,378
Total of allowance for loan losses and reserve for unfunded commitments	**$ 353,067**	$ 225,663
Loans and commitments:		
Period end loans, net of unearned	**$22,103,516**	$22,104,905
Insured retail residential and construction loans (b)	**913,164**	729,842
Loans excluding insured loans	**$21,190,352**	$21,375,063
Remaining unfunded commitments (millions)	**$ 14,099**	$ 16,061
Average loans, net of unearned	**$22,106,682**	$21,504,175
Allowance and net charge off ratios (c):		
Allowance to total loans	**1.55%**	0.98%
Allowance to total loans excluding insured loans	**1.62**	1.01
Allowance to net charge-offs	**2.60x**	3.93x
Net charge-offs to average loans	**0.60%**	25.61%

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Includes permanent mortgages. Historical information for this portfolio is not available.
(b) Whole-loan insurance is obtained on certain retail residential and construction loans. Insuring these loans absorb credit risk and results in lower allowance for loan losses.
(c) Loans net of unearned income. Net charge-off ratios are calculated based on average loans.

Nonperforming Assets

Nonperforming loans ("NPLs") consist of impaired, other nonaccrual, and restructured loans. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets ("NPAs"). Impaired loans are those loans for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and for which recognition of interest income has been discontinued. Other nonaccrual loans are residential and other retail loans on which recognition of interest income has been discontinued. Foreclosed assets are recognized at fair value less estimated costs of disposal at foreclosure. See Note 1 – Summary of Significant Accounting Policies for additional detail regarding FHN's policies for nonaccrual loans.

Nonperforming assets decreased to $836.5 million on December 31, 2010, from $1.1 billion on December 31, 2009. The nonperforming assets ratio (nonperforming assets to period-end loans and foreclosed real estate) decreased to 4.48 percent in 2010 from 5.56 percent in 2009 due to a significant decline of troubled assets from the non-strategic construction portfolios. Nonperforming loans in the loan portfolio were $646.9 million on December 31, 2010, compared to $899.4 million on December 31, 2009. The $252.5 million decline from 2009 primarily resulted from the decrease in NPLs within the non-strategic construction portfolios which was partially offset by less significant increases in nonperforming loans in the C&I, home equity, permanent mortgage, and restricted real estate loan portfolios.

C&I nonperforming loans increased to $214.0 million in 2010 from $135.5 million in 2009 with approximately half of the increase in nonperforming loans during 2010 relating to bank-related and TRUPs loans while the remainder is attributable to an increase in the volume of smaller loans within various industries. Nonperforming permanent mortgages increased $24.6 million from 2009 to $122.5 million. A substantial portion of these loans are jumbo product or mortgages that converted from OTC construction loans upon completion. Consumer real estate nonperforming loans increased $14.6 million to $32.5 million primarily due to a rise in TDR's during 2010 as FHN continues to work with troubled borrowers by modifying the terms of home equity and installment loans. Nonperforming HFS loans, which were $79.1 million on December 31, 2010, are written down to lower of cost or market and have risen since 2009 because of increased repurchase activity from prior loan sales or securitizations.

Generally, when a loan is placed on nonaccrual status, FHN applies the entire amount of any subsequent payments (including interest) to the outstanding principal balance. Consequently, a substantial portion of the interest received related to nonaccrual loans has been applied to principal. Under the original terms of the loans, interest income would have been approximately $34 million, $50 million, and $56 million for nonaccrual and impaired loans during 2010, 2009, and 2008, respectively.

The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, decreased to $110.5 million as of December 31, 2010, from $113.7 million in 2009. Table 22 below provides an activity rollforward of foreclosed real estate balances for the years ended December 31, 2010 and 2009. Inflows of assets into foreclosure status and the amount disposed declined in 2010 when compared with 2009. The decline in inflow is primarily due to FHN's efforts to prevent foreclosures by restructuring loans and working with borrowers and also due to overall improvement in the risk profile of the loan portfolio. Stabilization of collateral values in certain markets resulted in less negative valuation adjustments to existing foreclosed real estate inventory as property values were experiencing more deterioration during 2009. FHN also utilized bulk sales and auctions more in 2009 in order to liquidate older asset inventory.

Table 22 - Rollforward of Foreclosed Real Estate

(Dollars in thousands)	**2010**	2009
Balance on January 1 (a)	**$ 113,709**	$ 104,309
Valuation adjustments	**(18,097)**	(39,879)
New foreclosed property	**180,506**	217,720
Capitalized expenses	**4,278**	5,442
Disposals:		
Single transactions	**(166,309)**	(143,587)
Bulk sales	**(3,551)**	(16,609)
Auctions	**-**	(13,687)
Balance on December 31 (a)	**$ 110,536**	$ 113,709

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Excludes foreclosed real estate related to government insured mortgages.

Nonperforming asset levels could fluctuate somewhat in the future as the mix of NPAs shifts from being driven by non-strategic construction loans to relationship-oriented C&I loans.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio 90 days or more past due decreased to $79.2 million on December 31, 2010, from $137.8 million on December 31, 2009, primarily led by reductions in permanent mortgages and consumer real estate loans. Loans 30 to 89 days past due decreased $102.5 million to $188.5 million on December 31, 2010 with the decrease primarily driven by the commercial portfolio.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency ("OCC") for loans classified substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more but excludes nonperforming assets, decreased to $1.1 billion, or 7 percent of total loans, on December 31, 2010, from $1.4 billion on December 31, 2009. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan losses.

Table 23 - Nonperforming Assets and Delinquencies on December 31

(Dollars in thousands)	**2010**	2009	2008	2007	2006
Total nonperforming loans (a)	**$ 725,966**	$ 937,684	$ 1,053,649	$ 307,086	$ 93,631
Total foreclosed real estate & other assets (b)	**110,536**	113,709	104,308	85,341	45,397
Total nonperforming assets	**$ 836,502**	$ 1,051,393	$ 1,157,957	$ 392,427	$ 139,028
Total loans, net of unearned income	**$16,782,572**	$18,123,884	$21,278,190	$22,103,516	$22,104,905
Foreclosed real estate from GNMA loans	**14,865**	11,481	21,230	18,642	18,121
Potential problem assets (c)	**1,144,185**	1,382,698	1,180,942	222,471	161,727
Loans 30 to 89 days past due	**188,478**	291,022	360,735	287,949	131,211
Loans 30 to 89 days past due – guaranteed portion (d)	**3,801**	76	94	92	161
Loans 90 days past due	**79,244**	137,823	85,364	56,755	35,248
Loans 90 days past due – guaranteed portion (d)	**264**	239	228	178	242
Loans held for sale 30 to 89 days past due	**17,291**	35,047	45,307	57,317	31,264
Loans held for sale 30 to 89 days past due – guaranteed portion (d)	**6,980**	35,047	45,296	57,317	24,586
Loans held for sale 90 days past due	**49,409**	44,520	47,704	194,754	131,944
Loans held for sale 90 days past due – guaranteed portion (d)	**39,620**	40,013	42,250	190,721	128,627
Ratios:					
Allowance to nonperforming loans in the loan portfolio	**1.03x**	1.00x	0.81x	1.21x	2.61x
NPL % (e)	**3.85%**	4.96%	4.91%	1.28%	0.37%
NPA % (f)	**4.48%**	5.56%	5.38%	1.59%	0.54%

(a) 2010, 2009, and 2008 include $79.1 million, $38.3 million, and $8.5 million, respectively, of loans held-for-sale.
(b) Excludes foreclosed assets acquired through GNMA's repurchase program.
(c) Includes past due loans.
(d) Guaranteed loans include FHA, VA, student, and GNMA loans repurchased through the GNMA repurchase program.
(e) Nonperforming loans in the loan portfolio to total period end loans.
(f) Nonperforming assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

Troubled Debt Restructuring and Loan Modifications

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when necessary, to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. In a situation where an economic concession has been granted to a borrower that is experiencing financial difficulty, FHN identifies and reports that loan as a

Troubled Debt Restructuring ("TDR"). FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower's current and prospective ability to comply with the modified terms of the loan. Additionally, FHN structures loan modifications to amortize the debt within a reasonable period of time.

As part of FHN's credit risk management governance processes, the Loan Rehab and Recovery Department ("LRRD") is responsible for managing most commercial and commercial real estate relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are being considered for impairment, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. LRRD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. In accordance with ASC 310-40-15, no single characteristic or factor, taken alone, determines whether a modification is a TDR and each commercial workout situation is unique and is evaluated on a case-by-case basis. During 2009, continued housing value declines and economic stress impacted the commercial portfolios which experienced higher levels of losses. Broad-based economic pressures, including further reductions in spending by consumers and businesses, also continued to impact other commercial credit quality indicators. The volume of commercial workout strategies utilized by LRRD to mitigate the likelihood of loan losses has increased commensurate with the commercial credit quality deterioration experienced during this recent economic downturn and housing crisis. While every circumstance is different, LRRD will generally use forbearance agreements for commercial loan workouts. Other workout strategies utilized by LRRD include principal paydowns/payoffs, obtaining additional collateral, modification of interest payments or entering into short sale agreements. Each commercial workout situation is unique and evaluated on a case-by-case basis.

Senior credit management tracks loans classified as Watch or worse (internally assigned probability of default grades 12 through 16) and performs periodic reviews of such assets to understand FHN's interest in the borrower, the most recent financial results of the borrower, and the associated loss mitigation approaches and/or exit plans that the loan relationship and/or loan workout/rehab officer has developed for those relationships. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers.

The ultimate effectiveness of rehab and workout efforts is reflected by the collection of all outstanding principal and interest amounts contractually due. Also, proper upgrading of a credit's internal inherent risk rating over time could also be reflective of success of loss mitigation efforts.

The individual impairment assessments completed on commercial loans in accordance with the Accounting Standards Codification Topic related to Troubled Debt Restructurings ("ASC 310-40") include loans classified as TDRs as well as loans that may have been modified yet not classified as TDRs by management. For example, a modification of loan terms that management would generally not consider to be a TDR could be a temporary extension of maturity to allow a borrower to complete an asset sale whereby the proceeds of such transaction are to be paid to satisfy the outstanding debt. Additionally, a modification that extends the term of a loan, but does not involve reduction of principal or accrued interest, in which the interest rate is adjusted to reflect current market rates for similarly situated borrowers is not considered a TDR. Nevertheless, each assessment will take into account any modified terms and will be comprehensive to ensure appropriate impairment assessment. If individual impairment is identified, management will either hold specific reserves on the amount of impairment, or if the loan is collateral dependent, write down the carrying amount of the asset to the net realizable value of the collateral.

FHN considers whether a borrower is experiencing financial difficulties, as well as whether a concession has been granted to a borrower determined to be troubled, when determining whether a modification meets the criteria of being a TDR under ASC 310-40. For such purposes, evidence which may indicate that a borrower is troubled includes, among other factors, the borrower's default on debt, the borrower's declaration of bankruptcy or preparation for the declaration of bankruptcy, the borrower's forecast that entity-specific cash flows will be insufficient to service the related debt, or the borrower's inability to obtain funds from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor. If a borrower is determined to be troubled based on such factors or similar evidence, a concession will be deemed to have been granted if a modification of the terms of the debt occurred that FHN would not otherwise consider. Such concessions may include, among other modifications, a reduction of the stated interest for the remaining original life of the debt, an extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk, a reduction of accrued interest, or a reduction of the face amount or maturity amount of the debt.

Following a TDR, modified loans within the consumer portfolio which were previously evaluated for impairment on a collective basis determined by their smaller balances and homogenous nature become subject to the impairment guidance in ASC 310-10-35 which requires individual evaluation of the debt for impairment. However, as allowed in ASC 310-10-35, FHN may aggregate certain smaller-balance homogeneous TDRs and use historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate to measure impairment when such impaired loans have risk characteristics in common.

Loans which have been formally restructured and are reasonably assured of repayment and of performance according to their modified terms are generally classified as nonaccrual upon modification and subsequently returned to accrual status by FHN provided that the restructuring and any charge-off taken on the loan are supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment under the revised terms. Otherwise, FHN will continue to classify restructured loans as nonaccrual. FHN's evaluation supporting the decision to return a modified loan to accrual status includes consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan is returned to accrual status, which is generally a minimum of six months. In determining whether to place a loan on nonaccrual status upon modification, FHN may also consider a borrower's sustained historical repayment performance for a reasonable time prior to the restructuring in assessing whether the borrower can meet the restructured terms, as the restructured terms may reflect the level of debt service a borrower has already been making.

On December 31, 2010 and 2009, FHN had $282.8 million and $72.8 million, respectively, of portfolio loans that have been restructured in accordance with regulatory guidelines. Additionally, FHN had restructured $56.0 million of loans HFS as of December 31, 2010. For restructured loans in the portfolio, FHN had loan loss reserves of $54.9 million, or 19 percent, as of December 31, 2010. The rise in TDRs from 2009 resulted from increased loan modifications of troubled borrowers in an attempt to prevent foreclosure and to mitigate losses to FHN.

The following table provides a summary of TDRs for the periods ended December 31, 2010 and 2009:

Table 24 - Troubled Debt Restructurings

(Dollars in thousands)	**New TDRs Twelve Months Ended December 31, 2010**		New TDRs Twelve Months Ended December 31, 2009	
	Number	**Amount**	Number	Amount
Retail:				
Permanent mortgage	**109**	**$ 71,951**	31	$25,370
Home equity	**411**	**49,404**	207	24,489
OTC, credit card, and other	**173**	**764**	4	3,098
Total retail	**693**	**122,120**	242	52,958
Commercial loans	**112**	**113,697**	16	16,060
Total troubled debt restructurings	**805**	**$235,817**	258	$69,018

(Dollars in thousands)	**As of December 31, 2010**		As of December 31, 2009	
	Number	**Amount**	Number	Amount
Retail:				
Permanent mortgage:				
Current	**51**	**$ 35,383**	22	$16,460
Delinquent	**9**	**3,885**	3	850
Nonaccrual	**86**	**57,497**	10	8,919
Total permanent mortgage	**146**	**96,765**	35	26,229
Home equity:				
Current	**427**	**49,344**	165	18,157
Delinquent	**12**	**1,392**	6	1,248
Nonaccrual	**155**	**19,038**	45	6,362
Total home equity	**594**	**69,774**	216	25,767
OTC, credit card, and other: (a)				
Current	**153**	**682**	-	-
Delinquent	**20**	**82**	-	-
Nonaccrual	**-**	**-**	4	3,098
Total OTC, credit card, and other	**173**	**764**	4	3,098
Total retail	**913**	**167,303**	255	55,093
Commercial loans:				
Current	**56**	**41,855**	-	-
Delinquent	**9**	**12,781**	-	-
Nonaccrual	**50**	**60,901**	19	17,714
Total commercial loans	**115**	**115,537**	19	17,714
Total troubled debt restructurings (b)	**1,028**	**$282,840**	274	$72,807

(a) 2009 reflects OTC TDR balances; 2010 reflects balances of credit card hardship program.
(b) As of December 31, 2010, excludes $56.0 million restructured loans classified as loans held-for-sale.

Although FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government, the proprietary programs were designed using parameters of Home Affordable Modification Programs ("HAMPS").

The program available for first lien permanent mortgage loans was designed with and adheres to the OCC's guidance. The program is for loans where the collateral is the primary residence of the borrower. Modifications are made to achieve a target housing debt to income ratio of 35 percent and a target total debt to income ratio of 80 percent. Interest rates are reduced in increments of 25 basis points to reach the target housing debt ratio and contractual maturities may be extended up to 40 years on first liens and up to 20 years on second liens.

For consumer real estate installment loans, FHN offers a reduction of fixed payments for borrowers with financial hardship. Concessions include a reduction in the fixed interest rate in increments of 25 basis points to a minimum of 1 percent and a possible maturity date extension. For installment loans without balloon payments at maturity, the maturity date may be extended in increments of 12 months up to a maximum of 10 years beyond the original maturity date with the goal of obtaining an affordable housing to income ("HTI") ratio of approximately 35 percent. For installment loans with balloon payments at maturity, the maturity date is not extended; however, changes to the payment can be made by adjusting the amortization period in order to meet an affordable target payment.

For HELOCs, FHN also provides a fixed payment reduction option for borrowers with financial hardship. Concessions include a fixed interest rate reduction in increments of 25 basis points to a minimum of 1 percent with a possible term extension of up to five years. Upon entering into the modification agreement, borrowers are unable to draw additional funds on the HELOCs. All loans return to their original terms and rate upon expiration of the modification terms.

RISK MANAGEMENT

FHN derives revenue from providing services and, in many cases, assuming and managing risk for profit which exposes the Company to business strategy and reputational, interest rate, liquidity, market, capital adequacy, operational, compliance, and credit risks that require ongoing oversight and management. FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. Through an enterprise-wide risk governance structure and a statement of risk tolerance approved by the Board, management continually evaluates the balance of risk/return and earnings volatility with shareholder value.

FHN's enterprise-wide risk governance structure begins with the Board. The Board, working with the Executive & Risk Committee of the Board, establishes the Company's risk tolerance by approving policies and limits that provide standards for the nature and the level of risk the Company is willing to assume. The Board regularly receives reports on management's performance against the Company's risk tolerance primarily through the Board's Executive & Risk and Audit Committees. Additionally, as was required by TARP, in the first and third quarters of 2010 management and the Compensation Committee reviewed and assessed key business risks and the relation of those risks to compensation plans across the company. Those reviews were conducted with senior officers in the areas of legal, risk, human resources, and credit.

To further support the risk governance provided by the Board, FHN has established accountabilities, control processes, procedures, and a management governance structure designed to align risk management with risk-taking throughout the Company. The control procedures are aligned with FHN's four components of risk governance: (1) Specific Risk Committees; (2) The Risk Management Organization; (3) Business Unit Risk Management; and (4) Independent Assurance Functions.

1. Specific Risk Committees: The Board has delegated authority to the Chief Executive Officer ("CEO") to manage Business Strategy and Reputation Risk, and the general business affairs of the Company under the Board's oversight. The CEO utilizes the executive management team and the Executive Risk Management Committee to carry out these duties and to analyze existing and emerging strategic and reputation risks and determines the appropriate course of action. The Executive Risk Management Committee is comprised of the CEO and certain officers designated by the CEO. The Executive Risk Management Committee is supported by a set of specific risk committees focused on unique risk types (e.g. liquidity, credit, operational, etc). These risk committees provide a mechanism that assembles the necessary expertise and perspectives of the management team to discuss emerging risk issues, monitor the Company's risk taking activities, and evaluate specific transactions and exposures. These committees also monitor the direction and trend of risks relative to business strategies and market conditions and direct management to respond to risk issues.

2. The Risk Management Organization: The Company's risk management organization, led by the Chief Risk Officer and Chief Credit Officer, provides objective oversight of risk-taking activities. The risk management organization translates FHN's overall risk tolerance into approved limits and formal policies and is supported by corporate staff functions, including the Corporate Secretary, Legal, Finance, Human Resources, and Technology. Risk management also works with business units and functional experts to establish appropriate operating standards and monitor business practices in relation to those standards. Additionally, risk management proactively works with business units and senior management to focus management on key risks in the Company and emerging trends that may change FHN's risk profile. The Chief Risk Officer has overall responsibility and accountability for enterprise risk management and aggregate risk reporting.

3. Business Unit Risk Management: The Company's business units are responsible for identifying, acknowledging, quantifying, mitigating, and managing all risks arising within their respective units. They determine and execute their business strategies, which puts them closest to the changing nature of risks and they are best able to take the needed actions to manage and mitigate those risks. The business units are supported by the risk management organization that helps identify and consider risks when making business decisions. Management processes, structure, and policies are designed to help ensure compliance with laws and regulations as well as provide organizational clarity for authority, decision-making, and accountability. The risk governance structure supports and promotes the escalation of material items to executive management and the Board.

4. Independent Assurance Functions: Internal Audit, Credit Risk Assurance, and Model Validation provide an independent and objective assessment of the design and execution of the Company's internal control system, including management systems, risk governance, and policies and procedures. These groups' activities are designed to provide reasonable assurance that risks are appropriately identified and communicated; resources are safeguarded; significant financial, managerial, and operating information is complete, accurate, and reliable; and employee actions are in compliance with the Company's policies and applicable laws and regulations. Internal Audit and Model Validation report to the Audit Committee of the Board while Credit Risk Assurance reports to the Executive & Risk Committee of the Board.

MARKET RISK MANAGEMENT

Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Securities inventory positions are generally procured for distribution to customers by the sales staff, and the Asset Liability Committee ("ALCO") policies and guidelines have been established with the objective of limiting the risk in managing this inventory.

CAPITAL MANAGEMENT AND ADEQUACY

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets. The Capital Management Committee, chaired by the Executive Vice President of Funds Management and Corporate Treasurer, reports to ALCO and is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. This committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The Capital Management Committee also recommends capital management policies, which are submitted for approval to ALCO and the Executive & Risk Committee and the Board as necessary.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

- Business Continuity Planning/Records Management
- Compliance/Legal

- Program Governance
- Fiduciary
- Security/Internal and External Fraud
- Financial (including disclosure)
- Information Technology
- Vendor

Management, measurement, and reporting of operational risk are overseen by the Operational Risk, Fiduciary, and Financial Governance Committees. Key representatives from the business segments, operating units, and supporting units are represented on these committees as appropriate. These governance committees manage the individual operational risk types across the company by setting standards, monitoring activity, initiating actions, and reporting exposures and results. Summary reports of these Committees activities and decisions are provided to the Executive Risk Management Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

COMPLIANCE RISK MANAGEMENT

Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct applicable to FHN's activities. Management, measurement, and reporting of compliance risk are overseen by the Compliance Risk Committee. Key executives from the business segments, legal, risk management, and service functions are represented on the committee. Summary reports of Committee activities and decisions are provided to the appropriate governance committees. Reports include the status of regulatory activities, internal compliance program initiatives, and evaluation of emerging compliance risk areas.

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss due to adverse changes in a borrower's or counterparty's ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, liquidity/funding, and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN assesses and manages credit risk through a series of policies, processes, measurement systems, and controls. The Credit Risk Management Committee ("CRMC") is responsible for overseeing the management of existing and emerging credit risks in the company within the broad risk tolerances established by the Board. The Credit Risk Management function, led by the Chief Credit Officer, provides strategic and tactical credit leadership by maintaining policies, overseeing credit approval and servicing, and managing portfolio composition and performance.

The CRMC oversees the accuracy of credit risk grading and the adequacy of commercial credit servicing through a series of regularly scheduled portfolio reviews. In addition, the CRMC oversees the management of emerging potential problem commercial assets through a series of watch list reviews. The Credit Risk Management function assesses the portfolio trends and the results of these processes and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses.

All of the above activities are subject to independent review by FHN's Credit Risk Assurance Group. The Executive Vice President of Credit Risk Assurance is appointed by and reports to the Executive & Risk Committee of the Board. Credit Risk Assurance is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN's portfolio quality, credit policies, and credit risk management processes.

Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies and prevent further credit deterioration. It is management's objective that both charge-offs and asset write-downs are recorded promptly, based on management's assessments of the borrower's ability to repay and current collateral values.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income, and/or expense at different times or in different amounts. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of associated earnings while operating within prudent risk limits and thereby preserving the value of FHN's capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings, and capital. When earning assets reprice more quickly than liabilities (when the balance sheet is asset-sensitive), net interest income will benefit in a rising interest rate environment and will be negatively impacted when interest rates decline. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates.

Net Interest Income Simulation Analysis

Management uses interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity, and capital guidelines. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans, and other factors, including those presented in the Forward-Looking Statements section of this MD&A. FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement or a staggered movement over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to historical levels. These hypothetical rate moves are used to simulate net interest income exposure to historically extreme movements in interest rates. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of three percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2010, the interest rate environment was at an unprecedented low level. Under these market conditions, traditional scenarios forecasting declining rates are no longer meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) that had been modeled in prior periods were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2010, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be a favorable variance of approximately 8 percent of base net interest income. A flattening yield curve scenario where short-term rates increase and long-term rates are static, results in a favorable variance in net interest income of approximately 3 percent. These hypothetical scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments.

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affects the fair value of MSR and capital markets' trading inventory that are reflected in mortgage banking and capital markets' noninterest income, respectively. Low or declining interest rates typically lead to lower servicing-related income due to the impact of higher loan prepayments on the value of MSR while high or rising interest rates typically increase servicing-related income. To determine the amount of interest rate risk and exposure to changes in fair value of MSR, FHN uses a multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking income.

Generally, low or declining interest rates with a positively sloped yield curve tends to increase capital markets' income through higher demand for fixed income products. Additionally, the fair value of capital markets' trading inventory can fluctuate as a result of differences between current interest rates when compared to the interest rates of fixed-income securities in the trading inventory.

Derivatives

FHN utilizes derivatives to protect against unfavorable fair value changes resulting from changes in interest rates of MSR and other retained assets. Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of a portion of capital markets' securities inventory due to changes in interest rates. Derivative financial instruments are used to aid in managing the exposure of the balance sheet and related net interest income and noninterest income to changes in interest rates. Interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. Net interest income earned on swaps and similar derivative instruments, used to protect the value of MSR, increases when the yield curve steepens and decreases when the yield curve flattens or inverts. Capital markets enters into futures contracts to economically hedge interest rate risk associated with changes in fair value currently recognized in capital markets' noninterest income.

Other than the impact related to the immediate change in market value of the balance sheet, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 25–Derivatives and Off-Balance Sheet Arrangements for additional discussion of these instruments.

Table 25 details the interest rate sensitivity profile on December 31, 2010, on capital markets trading securities based on projected cash flows categorized by anticipated settlement date and mortgage banking trading securities categorized by expected maturity dates. Additionally, this table provides the average rates earned on these trading securities and both the notional and fair values of derivative financial instruments held for trading.

Table 25 - Risk Sensitivity Analysis

Held for Trading *(Dollars in millions)*	2011	2012	2013	2014	2015	2016+	Total	Fair Value
Assets:								
Trading securities	$ 734	-	-	-	-	$ 36	$ 770	$770
Average interest rate	3.59%	-	-	-	-	10.07%	4.14%	
Interest Rate Derivatives (notional value):								
Capital Markets:								
Forward contracts:								
Commitments to buy	$ 1,610	-	-	-	-	-	$ 1,610	$ (2)
Weighted average settlement price	100.79%	-	-	-	-	-	100.79%	
Commitments to sell	$ 1,815	-	-	-	-	-	$ 1,815	$ (1)
Weighted average settlement price	101.05%	-	-	-	-	-	101.05%	
Caps purchased	$ 50	-	-	$ 20	$ 20	$ 9	$ 99	*
Weighted average strike price	2.24%	-	-	5.76%	4.00%	6.71%	3.73%	
Caps written	$ (50)	-	-	$ (20)	$ (20)	$ (9)	$ (99)	*
Weighted average strike price	2.24%	-	-	5.76%	4.00%	6.71%	3.73%	
Floors purchased	$ 100	$ 12	-	-	-	$ 2	$ 114	$ 1
Weighted average strike price	6.00%	4.90%	-	-	-	1.35%	5.82%	
Floors written	$ (100)	$ (12)	-	-	-	$ (2)	$ (114)	$ (1)
Weighted average strike price	6.00%	4.90%	-	-	-	1.35%	5.82%	
Swap contracts purchased	$ 260	$ 314	$ 216	$ 92	$ 97	$ 630	$ 1,609	$ (83)
Average pay rate (fixed)	5.75%	4.93%	5.31%	5.83%	4.97%	6.07%	5.62%	
Average receive rate (floating)	2.04%	.99%	1.80%	3.08%	2.38%	2.45%	2.04%	
Swap contracts purchased	$ 55	-	-	-	-	-	$ 55	$ 1
Average pay rate (floating)	3.12%	-	-	-	-	-	3.12%	
Average receive rate (fixed)	6.17%	-	-	-	-	-	6.17%	
Swap contracts sold	$ (260)	$ (160)	$ (166)	$ (92)	$ (97)	$ (623)	$ (1,398)	$ 65
Average pay rate (floating)	2.04%	1.67%	2.22%	3.08%	2.38%	2.47%	2.30%	
Average receive rate (fixed)	5.75%	4.85%	5.57%	5.83%	4.97%	6.13%	5.75%	
Swap contracts sold	$ (55)	-	-	-	-	-	$ (55)	$ (1)
Average pay rate (fixed)	6.17%	-	-	-	-	-	6.17%	
Average receive rate (floating)	3.12%	-	-	-	-	-	3.12%	
Futures contracts:								
Commitments to sell	$ 24	$ 14	$ 4	-	-	-	$ 42	*
Weighted average settlement price	99.48%	98.84%	97.52%	-	-	-	99.08%	

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO focuses on liquidity management: the funding of assets with liabilities of the appropriate duration, while mitigating the risk of unexpected cash needs. A key objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors, and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, growing core deposits, and the repayment of loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability, and availability of funding; and the level of unfunded commitments. Subject to market conditions and compliance with applicable regulatory requirements, from time to time, funds are available from a number of sources, including core deposits, the securities available for sale portfolio, the Federal Reserve Banks, access to Federal Reserve Bank programs, the Federal Home Loan Bank ("FHLB"), access to the overnight and term Federal Funds markets, and dealer and commercial customer repurchase agreements.

Over the past three years, FHN has significantly reduced its reliance on unsecured, wholesale borrowings. Currently the largest concentration of unsecured borrowings is federal funds purchased from small bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long historical and reciprocal banking services between FHN and these correspondent banks. The remainder of FHN's wholesale short-term borrowings are repurchase agreement transactions accounted for as secured borrowings with the bank's business customers or Capital Markets' broker dealer counterparties.

ALCO manages FHN's exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed in ALCO monthly and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. As a general rule, FHN strives to maintain excess liquidity equivalent to fifteen percent or more of total assets.

Core deposits are a significant source of funding and have been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions' customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner. Total loans, excluding loans HFS and restricted real estate loans, to core deposits ratio improved to 109 percent in 2010 from 122 percent in 2009. This ratio has improved due to a contraction of the loan portfolio combined with growth in core deposits.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In fourth quarter 2010, FHN completed the issuance of $500 million of non-callable fixed rate senior notes due in 2015. In 2005, FTBNA established a bank note program which provided liquidity of $5.0 billion. On December 31, 2010, $.5 billion was outstanding through the bank note program with the remaining scheduled to mature in 2011. It is not expected that FTBNA will utilize this borrowing facility with its current amount of excess liquidity. FTBNA has not issued any bank notes under the program in the past three years and has suspended it in order to save certain costs. If FTBNA were to reactivate the program, certain program terms might have to be renegotiated with the note agents to reflect current market practices. FHN had issued $300 million of capital securities representing guaranteed preferred beneficial interests in $309 million of FHN's junior subordinated debentures through two Delaware business trusts, wholly owned by FHN, which were eligible for inclusion in tier 1 capital. In January 2011, FHN redeemed $103 million of the subordinated debentures issued to First Tennessee Capital Trust I which was announced in December 2010. Although outstanding on December 31, 2010, upon announcement of redemption the capital securities became ineligible for tier 1 capital treatment. FHN does maintain $.8 billion of borrowings which are secured by retail residential real estate loans. A portion of these borrowings relate to trusts that were consolidated in January 1, 2010 in conjunction with the adoption of amendments to ASC 810. Holders of the trusts' securities do not have recourse to any assets of FHN other than those specifically pledged to settle the trusts' obligations. See Note 10 – Term Borrowings and Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures for additional information regarding FHN's borrowings.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred or common equity subject to market conditions and compliance with applicable regulatory requirements. In 2010, FHN completed a common equity offering which generated $263.1 million in net proceeds. After the closing of the equity and debt offering, FHN redeemed all $866.5 million of the preferred shares issued in 2008 under the CPP and announced the redemption of $103 million of subordinated debentures. As of December 31, 2010, FTBNA and subsidiaries had outstanding preferred shares of $.3 billion and are reflected as noncontrolling interest on the Consolidated Statements of Condition. See Note 12 – Preferred Stock and Other Capital for additional information.

FHN also evaluates alternative sources of funding, including loan sales, syndications, and FHLB borrowings in its management of liquidity.

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries along with net proceeds from stock sales through employee plans, which represent the primary sources of funds to pay cash dividends to shareholders and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN's overall cash management process, subject to applicable regulatory restrictions.

Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was negative $542.8 million as of December 31, 2010 and negative $468.0 million as of January 1, 2011. Consequently, FTBNA cannot pay common dividends to its sole common stockholder, FHN, without prior regulatory approval.

FTBNA applied for and received approval to pay a dividend to the parent company in the amount of $300 million in the fourth quarter 2010. The parent company utilized liquidity provided by this dividend, funds from the debt and equity offerings, and excess liquidity to redeem the TARP preferred shares and the $103 million of subordinated debentures. FTBNA has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2011. Payment of a dividend to common shareholders of FHN is dependent on several factors which are all considered by the Board. These factors include FHN's current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. Beginning in fourth quarter 2008 and continuing throughout 2010, the Board declared dividends payable in shares of common stock in an effort to conserve capital. The most recent stock dividend was distributed on January 1, 2011 to shareholders of record on December 10, 2010. On January 19, 2011, the Board approved a cash dividend of $.01 per share which will be paid on April 1, 2011 to shareholders of record on March 11, 2011.

Credit Ratings

Maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity because it affects the ability of FHN to attract funds, such as brokered deposits or wholesale borrowings, from various sources on a cost-competitive basis. On December 31, 2010 and 2009, FHN had $1.8 billion and $1.7 billion, respectively, from these funding sources. The credit ratings are detailed in Table 28. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

Table 26 - Credit Ratings

	Standard & Poor's (a)	Moody's (b)	Fitch (c)
First Horizon National Corporation			
Overall credit rating: long-term/outlook	BBB-/Negative	Baa1/Negative	BBB+/Stable
Long-term senior debt	BBB-	Baa1	BBB+
Subordinated debt	BB+	Baa2	BBB
Capital securities (d)	B+	Baa3 (hyb)	BBB-
First Tennessee Bank National Association			
Overall credit rating: long-term/short-term/outlook	BBB/A-2/Negative	A3/P-2/Negative	BBB+/F2/Stable
Non-cumulative perpetual preferred stock	BB-	Baa3 (hyb)	BBB-
Long-term/short-term deposits	BBB/A-2	A3/P-2	A-/F1
Other long-term/short-term funding (e)	BBB/A-2	A3/P-2	BBB+/F2
Subordinated debt	BBB-	Baa1	BBB
FT Real Estate Securities Company, Inc.			
Preferred stock	BB-	Baa2	

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
(a) Last change in rating was on April 23, 2009.
(b) Last change in rating was on February 17, 2010.
(c) Last change in rating was on December 3, 2008. Outlook revised to Stable and ratings affirmed October 8, 2010.
(d) Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.
(e) Other funding includes senior bank notes.

Cash Flows

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years end December 31, 2010, 2009, and 2008. The level of cash and cash equivalents decreased $149.8 million during 2010 from $918.6 million on December 31, 2009. Net cash provided by operating and investing activities was more than offset by cash used by financing activities.

Cash flows provided by operating activities were $768.1 million, a slight decrease from $784.3 million during 2009. Cash flows from operating activities were primarily driven by the increased level of net income in 2010 which was partially offset by changes in operating assets and liabilities that negatively affected cash flows in 2010. Net cash provided by investing activities was $622.2 million during 2010 compared with $2.4 billion in 2009. Cash flows were primarily driven by a reduction in the size of the loan portfolio resulting in $993.7 million of positive cash flow during 2010. The favorable impact from the decline in the loan portfolio was partially offset by negative cash flows related to the securities portfolio as purchases more than offset sales and maturities. In 2009, the reduction in the loan portfolio contributed $2.3 billion of positive cash flows. Both periods reflect the continued wind-down of the non-strategic portfolios. Net cash used by financing activities was $1.5 billion in 2010 compared with $3.6 billion in 2009. A significant decline in short-term borrowings contributed to negative cash flows in both periods. In 2010, cash used from short-term borrowings was $1.3 billion compared to $2.4 billion in 2009. The decrease in funds from short-term borrowings was driven by lower period-end usage of FFP, and the repayment of funds borrowed under TAF and from the FHLB. In 2010, cash provided by term borrowings was $128.8 million. Cash flows from term borrowings includes cash provided as a result of the senior debt offering in fourth quarter 2010 which is partially offset by maturities and the repurchase of bank notes. Net cash used from financing activities was favorably affected by the common equity offering which resulted in net proceeds of $263.1 million in 2010. Liquidity provided by the common stock and debt offerings was more than offset by $866.5 million of cash used for the repurchase of preferred shares issued through the CPP.

In 2009, liquidity was predominantly provided by a contracting balance sheet and through cash-related operating activities. Net cash provided by investing activities was the primary contributor of liquidity during 2009. Net cash provided by investing activities was $2.4 billion and was primarily the result of a reduction in the loan portfolio. FHN has actively reduced its national construction and home equity portfolios, however, with soft loan demand during 2009, cash outflows to fund new loans was nominal. Additionally, a net $.5 billion decline of AFS securities due to the natural run-off of underlying assets also positively contributed to cash flows from investing activities. Cash flows from investing activities during 2008 were much less significant as the loan portfolio did not considerably decline until 2009.

Operating cash flows were primarily the result of positive cash-related operating income items as a significant component of the net loss during 2009 was the provision for loan losses, a decrease in the fair value of derivatives, and provision for foreclosure and repurchase obligations, which are all non-cash expense items. In 2008, cash flows from operating activities were $4.2 billion and were driven by a $2.9 billion decline in the size of the mortgage warehouse. Negative cash flows provided by financing activities were $3.6 billion during 2009. Cash flows from short-term borrowings declined $2.4 billion primarily due to a reduction in borrowings from the Federal Reserve TAF in 2009. Additionally, funding from term borrowings declined by $1.8 billion during 2009 as a significant amount of FHN's bank notes matured during 2009 and $.2 billion were repurchased. The need for cash flows from financing activities has decreased during 2009 consistent with the $5.0 billion decline in period-end total assets and also due to a $.6 billion increase in deposits. During 2008, negative cash flows from financing activities were $5.4 billion as cash providing by deposits, short-term borrowings, and term borrowings declined. FHN's common stock offering and preferred shares issued through the CPP generated a combined $1.5 billion in cash proceeds during 2008.

REPURCHASE OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS

Repurchase and Related Obligations from Loans Originated for Sale

Prior to 2009, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Conventional conforming and federally insured single-family residential mortgage loans were sold predominately to GSEs. Many mortgage loan originations, especially those that did not meet criteria for whole loan sales to GSEs (nonconforming mortgage loans) were sold to investors predominantly through proprietary securitizations but also, to a lesser extent, through whole loan sales to private non-GSE purchasers. In addition, through its legacy mortgage business FHN originated with the intent to sell and sold HELOC and second lien mortgages through whole loan sales to private purchasers.

Regarding these past loan-sale activities, FHN has exposure to potential loss primarily through two avenues. First, investors/purchasers of these mortgage loans may request that FHN repurchase loans or make the investor whole for economic losses incurred if it is determined that FHN violated certain contractual representations and warranties made at the time of these sales. Contractual representations and warranties differ based on deal structure and counterparty. Second, investors in securitizations may attempt to achieve rescission of their investments or damages through litigation by claiming that the applicable offering documents were materially deficient.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of first lien mortgage loans to GSEs. GSE loans originated in 2005 through 2008 account for 94 percent of all repurchase requests/make-whole claims received between the third quarter 2008 mortgage business divestiture and December 31, 2010. Accordingly, GSE repurchase data in the following discussion is limited to that period. In addition, from 2000 through 2007, FHN securitized $47.1 billion of such first lien loans without recourse. Of the amount originally securitized, $37.1 billion relates to securitization trusts that are still active as approximately 30 securitization trusts have become inactive due to clean-up calls exercised by FHN. The exercise of cleanup calls resulted in termination of the Pooling and Servicing Agreements and reacquisition of the related mortgage loans. This represents the entire period of FHN's first lien securitization activities.

Loans Sold to GSEs

Substantially all of the conforming mortgage loans were sold to GSE such as Government National Mortgage Association ("GNMA" or "Ginnie Mae") for federally insured loans and Federal National Mortgage Association ("FNMA" or "Fannie Mae") and Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") for conventional loans. Each GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities, and the risk of credit loss with regard to the principal amount of the loans sold was generally transferred to investors upon sale to the secondary market.

Generally these loans were sold without recourse. However, if it is determined that the loans sold were in breach of representations or warranties required by the GSE and made by FHN at the time of sale, FHN has obligations to either repurchase the loan for the UPB or make the purchaser whole for the economic benefits of a loan. Such representations and warranties required by the GSEs typically include those made regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan.

The following graph provides GSE origination data regarding original principal balances by vintage:


Table 27 - Loans Originated and Sold to GSEs by Vintage
Dollars in Billions
25
20
15
10
5
0
2005
2006
2007
2008
FNMA
FHLMC
GNMA

At the time of sale, FHN generally retained servicing rights to these mortgage loans sold. However, FHN has since sold (through the 2008 divestiture and various bulk sales) servicing rights on a significant amount of the loans that were sold to GSEs. As of December 31, 2010, FHN services only $10.9 billion of loans sold to GSEs (primarily Fannie Mae and Freddie Mac). A substantial amount of FHN's existing repurchase obligations from outstanding requests relate to conforming conventional mortgage loans that were sold to GSEs. Since the divestiture of the national mortgage banking business in third quarter 2008 through December 31, 2010, GSEs (primarily Fannie Mae and Freddie Mac, but also includes some Ginnie Mae) have accounted for the vast majority of repurchase/make-whole claims received.

Proprietary First Lien Securitizations

FHN originated and sold certain non-agency, nonconforming mortgage loans, primarily Jumbo and Alternative-A ("Alt A") first lien mortgage loans, to private investors through over 140 proprietary securitization trusts. Over 110 of these proprietary securitization trusts were active as of the end of 2010. Investors purchased interests in the trusts, called certificates, which were tiered into different risk classes, or tranches. Subordinated tranches were exposed to trust losses first; senior tranches generally were exposed only after subordinated tranches were exhausted, subject to certain exceptions. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. Unlike servicing on loans sold to GSEs, FHN still services substantially all of the loans sold through proprietary securitizations.

The first lien proprietary securitizations consisting of Jumbo and Alt-A loans were not insured by a monoline insurer; however, in five of the active proprietary securitizations a senior retail class of securities was insured and sold to retail investors. The aggregate insured certificates totaled $128.4 million of original certificate balance. FHN's exercise of cleanup calls described above contained some of these insured certificates; therefore the original certificate balance of insured certificates related to active securitization trusts was $103.4 million as of the end of 2010. The trustee statement dated December 25, 2010, has reported to FHN that the remaining outstanding certificate balance for these classes was $98.8 million. FHN understands that some monoline insurers have commenced lawsuits against others in the industry seeking to cancel policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice of a lawsuit from the monoline insurers of the senior retail classes.

The following table summarizes the loan composition of the private securitizations of FHN from 2000 through 2007:

Table 28 - Composition of Off-Balance Sheet Proprietary Securitizations

(Dollars in thousands)	Original UPB for All Securitizations (a)	Original UPB for Active Securitizations (a)	UPB as of December 31, 2010
Loan type:			
Jumbo (b)	$27,062,825	$17,183,367	$ 6,197,887
Alt A	19,946,023	19,946,023	8,375,598
Total proprietary securitizations	$47,008,848	$37,129,390	$14,573,485

Proprietary securitizations were originated during vintage years 2000 through 2007. Does not include amounts related to consolidated securitization trusts.
(a) Original principal balances obtained from trustee statements.
(b) UPB as of December 31, 2010 was adjusted to reflect clean-up calls exercised by FHN in Q4 2010 which resulted in approximately $175 million of Jumbo mortgage loans included in FHN's HTM loan portfolio. Consequently, these loans are no longer subject to repurchase risk.

The remaining jumbo mortgage loans originated and sold by FHN had weighted average FICO scores of approximately 730 and weighted average CLTV ratios of approximately 75 percent at origination. Alt-A loans consisted of a variety of non-conforming products that typically have greater credit risk due to various issues such as higher CLTV or DTI ratios, reduced documentation, or other factors. As of December 31, 2010, 10.50 percent of the jumbo mortgage loans were 90 days or more delinquent and 22.11 percent of the Alt-A loans were 90 days or more delinquent as of December 31, 2010.

Unlike loans sold to GSEs, contractual representations and warranties for proprietary securitizations do not include general representations regarding the absence of fraud or negligence in the underwriting or origination of the mortgage loans. Securitization documents typically provide the investors with a right to request that the trustee investigate and initiate repurchase of a mortgage loan if FHN breached certain representations and warranties made at the time the securitization closed and such breach materially and adversely affects the interests of the investors in such mortgage loan. However, the securitization documents do not require the trustee to make an investigation into the facts or matters stated in any request or notice unless requested in writing to do so by the holders of certificates evidencing not less than 25 percent of the voting rights allocated to each class of certificates. The certificate holders may also be required to indemnify the trustee for its costs related to investigations made in connection with repurchase actions. GSEs were among the purchasers of certificates in securitizations. As such, they are entitled to the benefits of the same representations and warranties as other investors. However, the GSEs, acting through their conservator under federal law, are permitted to undertake, independently of other investors, reviews of FHN's mortgage loan origination and servicing files. Such reviews are commenced using a subpoena process. If, because of such reviews, the GSEs determine there has been a breach of a representation or warranty that has had a material and adverse affect on the interests of the investors in any mortgage loan, the GSEs may seek to cause the Trustee to enforce a repurchase obligation against FHN.

At December 31, 2010, the repurchase request pipeline contained no repurchase requests related to the first lien securitized loans based on claims related to breaches of representations and warranties.

Also unlike loans sold to GSEs, interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. As an alternative to pursuing a claim for breach of representations and warranties through the trustee as mentioned above, investors could pursue a claim alleging that the disclosure documents were deficient by containing materially false or misleading information or by omitting material information. Claims for such disclosure deficiencies typically could be brought under applicable federal or state securities statutes, and the statutory remedies typically could include rescission of the investment or monetary damages measured in relation to the original investment made. If a plaintiff properly made and proved its allegations, the plaintiff might attempt to claim that damages could include loss of market value on the investment even if there were little or no credit loss in the underlying loans. Claims based on alleged disclosure deficiencies also could be brought as traditional fraud or negligence claims with a wider scope of damages possible. Each investor could bring such a claim individually, without acting through the trustee to pursue a claim for breach of representations and warranties, and investors could attempt joint claims or attempt to pursue claims on a class-action basis. Claims of this sort are likely to be resolved in a litigation context in most cases, unlike most of the GSE repurchase requests. The analysis of loss content and establishment of appropriate reserves in those cases would follow principles and practices associated with litigation matters, including an analysis of available procedural and substantive defenses in each particular case and an estimation of the probability of ultimate loss, if any. FHN expects most litigation claims to take much longer to resolve than repurchase requests typically have taken.

FHN, among others, has been subpoenaed by the FHFA, Conservator for Fannie Mae and Freddie Mac, related to investments made by the two GSEs in six proprietary securitizations issued in 2005 and early 2006. The subpoenas relate to an ongoing inquiry which may result in claims against FHN. The original and current (as of the December 25, 2010, trust statements) combined certificate balances related to Fannie Mae investments were $443.2 million and $189.4 million, respectively. The original and current (as of the December 25, 2010, trust statements) combined certificate balances related to Freddie Mac investments were $842.0 million and $391.8 million, respectively. Since the inquiry at this time is neither a repurchase claim nor litigation, the associated loans are not considered part of the repurchase pipeline. As of December 31, 2010 and at the time this report was filed, FHN is unable to determine a probable loss or estimate a range of possible loss due to the uncertainty related to these matters. No reserve has been established.

At the time this report is filed, FHN is one of many defendants in lawsuits by three securitization investors which claim that the offering documents under which certificates were sold to them were materially deficient. Although these suits are in very early stages, FHN intends to defend itself vigorously. These lawsuit matters have been analyzed and treated as litigation matters under applicable accounting standards. As of December 31, 2010, and at the time this report was filed, FHN is unable to determine a probable loss or estimate a range of possible loss due to the uncertainty related to these matters. No reserve has been established. Similar claims may be pursued by other investors.

At December 31, 2010, FHN had not reserved for exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made in securitizations at closing, nor for exposure for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient.

Other Proprietary Securitizations

FHN also originated and sold seven second lien proprietary securitization trusts, including six HELOC securitizations and a closed-end second lien securitization. The trusts issued notes backed by the loans and publicly offered the asset-backed notes to investors pursuant to a prospectus. FHN services all of the loans backing the notes issued in these proprietary securitizations pursuant to the terms of the sale and servicing agreements. The trust statement dated December 25, 2010, reported that the cumulative original and current outstanding note balances of the securitizations are $2.5 billion and $.7 billion, respectively. The original and current outstanding balance of the closed-end second lien securitization was $236.3 million and $29.7 million, respectively.

These securitization trusts have been consolidated; consequently, these loans and the associated credit risk are reflected in FHN's consolidated financial statements. As of December 31, 2010, the loans and associated ALLL are reflected as "restricted" on the Consolidated Statements of Condition. See the Asset Quality section for further discussion of Restricted Real Estate Loans.

The asset-backed notes issued in the HELOC securitizations were "wrapped" by monoline insurers. FHN understands that some monoline insurers have commenced lawsuits against other originators of asset-backed securities seeking to cancel policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice from a monoline insurer of any such lawsuit. The monoline insurers also have certain contractual rights to pursue repurchase and indemnification. On January 4, 2011, the monoline insurer of two of FHN's HELOC securitizations demanded to review the performance of these HELOC securitizations and, with respect to charged off loans, to review loan origination and servicing files, underwriting guidelines and payment histories. The demands were made pursuant to the terms of the applicable insurance and indemnity and sale and servicing agreements. No repurchase or indemnification claims related to the HELOCs have been made as of the date of this report. Advances made by monoline insurers for the benefit of security holders have been recognized within restricted term borrowings in the Consolidated Statements of Condition.

Private Mortgage Insurance (PMI)

PMI was required by GSE rules for certain of the loans sold to GSEs and also was provided for certain of the loans that were securitized. PMI generally was provided for first lien loans having a loan-to-value ratio at origination of greater than 80 percent that were sold to GSEs or securitized. Although unresolved PMI cancellation notices are not formal repurchase requests, FHN includes these in the active repurchase request pipeline when analyzing and estimating loss content in relation to the loans sold to GSEs. For purposes of estimating loss content, FHN also considers reviewed PMI cancellation notices where coverage has been cancelled for all loan sales and securitizations. In determining adequacy of the repurchase reserve, FHN considered $124.3 million in UPB of loans sold where PMI coverage was cancelled for all loan sales and securitizations. To date, a majority of PMI cancellation notices have involved loans sold to GSEs. At December 31, 2010, all estimated loss content arising from PMI cancellation matters is related to loans sold to GSEs.

First Lien, HELOC and Second Lien Non-GSE Whole Loan Sales

FHN originated through its former national retail and wholesale channels and subsequently sold HELOC and second lien mortgages through whole loan sales. These loans were underwritten to the guidelines of that channel as either combination transactions with first lien mortgages or stand alone transactions. The whole loan sales were generally done on a servicing retained basis and contained representations and warranties customary to such loan sales and servicing agreements in the industry with specific reference to seller's underwriting and servicing guidelines. Loans were subject to repurchase in the event of early payment defaults and for breaches of representations and warranties. In 2009, FHN settled a substantial portion of its repurchase obligations for these loans through an agreement with the primary purchaser of HELOC and second lien loans. This settlement included the transfer of retained servicing rights associated with the applicable second lien and HELOC loan sales. FHN does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have an obligation to repurchase the loans excluded from the above settlement for which there is a breach of representations and warranties provided to the buyers. The remaining repurchase reserve for these loans is minimal reflecting the settlement discussed above.

FHN has also sold first lien mortgages without recourse through whole loan sales to non-GSE purchasers. As of December 31, 2010, seven percent of repurchase/make-whole requests were claims from private whole loan sales. These claims are included in FHN's liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability.

Loan Repurchase Requests Related to Branch Sales

FHN also sold loans as part of branch sales that were executed during 2007 as part of a strategic decision to exit businesses in markets FHN considered non-strategic. Unlike the loans sold to GSEs or sold privately as discussed above, these loans were originated to be held to maturity as part of the loan portfolio. FHN has received repurchase requests related to HELOC from one of the purchasers of these branches. The original UPB of the loans subject to the repurchase request was $45.5 million. At December 31, 2010 there were charged-off loans of $8.9 million for the HELOCs at issue, and an unpaid principal balance of $26.8 million. These amounts are not included in the repurchase pipeline. Those unresolved repurchase requests are the subject of an arbitration proceeding. Based on an analysis of the circumstances FHN has established an immaterial reserve at December 31, 2010, based on its interpretation of the sale agreement. Because of the uncertainty of the potential outcome of the arbitration proceedings, and also due to uncertainties regarding potential remedies that are within the discretion of the arbitration panel, FHN cannot determine probable loss or estimate a range of possible loss at this time that may result from these arbitration proceedings. FHN expects to re-assess the reserve each quarter as the arbitration progresses.

Repurchase Accrual Methodology

The estimated probable incurred losses that result from these obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and lower housing prices, which result in fair value marks below par for repurchased loans when the loans are recorded on FHN's balance sheet within loans HFS upon repurchase. In estimation of the accrued liability for loan repurchases and make-whole obligations, FHN estimates probable incurred losses in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability includes accruals for probable losses beyond what is observable in the ending pipeline of repurchase/make-whole requests and active PMI cancellations at any given balance sheet date. The estimation process begins with internally developed proprietary models that are used to assist in developing a baseline in evaluating inherent repurchase-related loss content. These models are designed to capture historical loss content from actual repurchase activity experienced. The baseline for the repurchase reserve uses historical loss factors that are applied to the loan pools originated in 2001 through 2008 and sold in years 2001 through 2009. Loss factors, tracked by year of loss, are calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced are accumulated for each sale vintage and are applied to more recent sale vintages to estimate probable incurred losses not yet realized. Due to the lagging nature of this model and relatively short period available in which actual loss trends have been observed, management applies qualitative adjustments to this initial baseline estimate.

In order to incorporate more current events, such as the level of repurchase requests or PMI cancellation notices, FHN then overlays management judgment within its estimation process for establishing appropriate reserve levels. For repurchase requests ("the active pipeline") related to breach of representations and warranties, the active pipeline is segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission (successful resolutions) and loss severity rates are applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considers trends in the amounts and composition of new inflows into the pipeline. FHN has observed loss severities (actual losses incurred as a percentage of the UPB) ranging between 50 percent and 60 percent of the principal balance of the repurchased loans and average rescission rates between 40 percent and 50 percent of the repurchase and make-whole requests. FHN then compares the estimated losses inherent within the pipeline with current reserve levels. On December 31, 2010, the active pipeline was $534 million with over 90 percent of all unresolved repurchase and make-whole claims relating to loans sold to GSEs.

For purposes of estimating loss content, FHN also considers reviewed PMI cancellation notices where coverage has been cancelled. Beginning in late 2009, FHN began to observe noticeable increases in notifications by private mortgage insurers asserting grounds for insurance cancellation. When assessing loss content related to loans where PMI has been cancelled, FHN first reviews the amount of unresolved PMI cancellations that are in the active pipeline and adjusts for any known facts or trends observed by management. Similar to the methodology for actual repurchase/make-whole requests, FHN applies loss factors (including probability and loss severity ratios) that were derived from actual incurred losses in past vintages to the amount of unresolved PMI pipeline for loans that were sold to GSEs. For GSE PMI cancellation notices, the methodology for determining the accrued liability contemplates a higher probability of loss compared with that applied to GSE repurchase/make-whole requests as FHN has been less successful in favorably resolving mortgage insurance cancellation notifications with PMI companies. Loss severity rates applied to GSE PMI cancellation notifications are consistent with those applied to actual GSE claims. For GSE PMI cancellation notifications where coverage has been ultimately cancelled and are no longer included in the active pipeline, FHN applies a 100 percent repurchase rate in anticipation that such loans ultimately will result in repurchase/make-whole requests from the GSEs since PMI coverage for certain loans is a GSE requirement. In determining adequacy of the repurchase reserve, FHN considered $124.3 million in UPB of loans sold where PMI coverage was cancelled for all loan sales and securitizations.

Active Pipeline

The following table provides a rollforward of the active repurchase request pipeline, including related unresolved PMI cancellation notices, and information regarding the number of repurchase requests resolved during 2010, 2009, and a portion of 2008. Prior to the third quarter 2008, certain granular information was not maintained as the ending pipeline was not material and the significant increase in repurchase requests did not begin until third quarter 2008. Additionally, activity within the pipeline was not maintained at a product level, and as noted in the rollforward, is unavailable. During 2008 notices of PMI cancellations were immaterial.

Table 29 - Rollforward of the Active Pipeline

(Dollars in thousands)							TOTAL	
							Number	Amount
Legacy mortgage banking repurchase requests:								
Beginning balance – July 1, 2008	-	-	-	-	-	-	177	$ 32,292
Additions	-	-	-	-	-	-	667	154,661
Decreases	-	-	-	-	-	-	(348)	(96,405)
Ending balance – December 31, 2008	-	-	-	-	-	-	496	$ 90,548

(Dollars in thousands)	1st Liens		2nd Liens		HELOC		TOTAL	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2009	457	$ 85,505	22	$ 1,247	4	$ 513	483	$ 87,265
Additions	1,136	231,986	173	9,501	5	707	1,314	242,194
Decreases	(891)	(167,662)	(156)	(8,413)	(8)	(866)	(1,055)	(176,941)
Ending balance - December 31, 2009	702	149,829	39	2,335	1	354	742	152,518
Legacy mortgage banking PMI cancellation notices:								
Beginning balance – January 1, 2009	13	3,283	-	-	-	-	13	3,283
Additions	523	124,598	-	-	-	-	523	124,598
Decreases	(84)	(24,711)	-	-	-	-	(84)	(24,711)
Ending balance - December 31, 2009	452	103,170	-	-	-	-	452	103,170
Total ending active pipeline - December 31, 2009	1,154	$ 252,999	39	$ 2,335	1	$ 354	1,194	$ 255,688

(Dollars in thousands)	1st Liens		2nd Liens		HELOC		TOTAL	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2010	702	$ 149,829	39	$ 2,335	1	$ 354	742	$ 152,518
Additions	2,628	568,054	468	24,595	23	1,610	3,119	594,259
Decreases	(1,715)	(359,606)	(156)	(9,303)	(11)	(589)	(1,882)	(369,498)
Adjustments (a)	103	19,458	6	398	(1)	(353)	108	19,503
Ending balance - December 31, 2010	1,718	377,735	357	18,025	12	1,022	2,087	396,782
Legacy mortgage banking PMI cancellation notices:								
Beginning balance – January 1, 2010	452	103,170	-	-	-	-	452	103,170
Additions	778	172,471	-	-	-	-	778	172,471
Decreases	(459)	(107,066)	-	-	-	-	(459)	(107,066)
Adjustments (a)	(175)	(31,202)					(175)	(31,202)
Ending balance – December 31, 2010	596	137,373	-	-	-	-	596	137,373
Total ending active pipeline - December 31, 2010 (b)	**2,314**	**$ 515,108**	**357**	**$18,025**	**12**	**$1,022**	**2,683**	**$ 534,155**

(a) Generally, adjustments reflect reclassifications between repurchase requests and PMI cancellation notices and/or updates to UPB.
(b) Active pipeline excludes repurchase requests related to HELOC and installment loans originated through channels other than legacy mortgage banking.

The following graph depicts inflows into the active pipeline by claimant type by quarter during 2009 and 2010:


Table 30 - Pipeline Inflow Trends by Source
Dollars in Millions
300
250
200
150
100
50
0

	Q1 '09	Q2 '09	Q3 '09	Q4 '09	Q1 '10	Q2 '10	Q3 '10	Q4 '10
All Other Claims	13.2	10.4	13.3	5.2	15.4	27.6	37.2	45.2
All MI Cancellations	19.3	19.0	30.1	56.2	47.8	31.5	33.2	60.1
GSE - Repurch / Mk Whle	43.3	50.1	42.9	63.8	60.5	121.4	138.8	148.1

GSEs account for 92 percent of all actual repurchase/make-whole requests in the pipeline as of December 31, 2010 and 81 percent of the active pipeline, inclusive of PMI cancellation notices and all other claims. The pipeline includes loans associated with unresolved PMI cancellation notices. Additionally, GSE loans account for approximately 53 percent of loans for which FHN has received a PMI notification requesting cancellation that is included in the active pipeline. Consistent with originations, a majority of GSE claims have been from Fannie Mae and 2007 represents the vintage with the highest volume of claims. However, in late 2010, the mix of repurchase/make-whole requests began to shift towards the 2008 origination vintages as the amount of new requests between the 2007 and 2008 vintages were about equal in the fourth quarter.

Contractual agreements with Fannie Mae and Freddie Mac state a response should be completed within 30 days of receiving a repurchase request. Working arrangements with both agencies include regular communications to review the current pipeline as well as address any concerns requiring immediate attention. Given the accumulation of GSE repurchase requests at FHN and backlog at the GSEs, FHN has been able to take additional time as needed to complete repurchase request reviews. At this point, FHN has not suffered any penalties from responses occurring after the 30-day contractual period. The volume of new claims, slow responses from GSEs and PMI companies, and an iterative resolution process have contributed to the overall growth in the active pipeline.

The most common reasons for GSE repurchase demands are claimed misrepresentations related to missing documents in the loan file, issues related to employment and income (such as misrepresented stated-income or falsified employment documents and/or verifications), and undisclosed borrower debt. Since the divestiture of the national origination platform in August 2008, less than full documentation loans accounted for approximately 25 percent of GSE repurchase and make-whole claims while approximately 75 percent of the claims have resulted from loans originated as full documentation loans. Additionally, total repurchase and make-whole claims related to private whole loan sales of sub-prime and option adjustable-rate mortgages have accounted for less than 5 percent of all claims since the divestiture in 2008.

The following graph shows the composition of repurchase and make-whole claims by loan documentation type:


Table 31 - Documentation Type for All Repurchase / Make Whole Claims
100%
75%
50%
25%
0%
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
REDUCED DOC
27%
29%
21%
27%
25%
24%
24%
28%
FULL DOC
73%
71%
79%
73%
75%
76%
76%
72%

The following table provides information regarding resolutions (outflows) of the active pipeline during 2010 and 2009:

Table 32 - Active Pipeline Resolutions and Other Outflows

(Dollars in thousands)	**December 31, 2010**		December 31, 2009	
	Number	**UPB (a)**	Number	UPB (a)
Repurchase, make-whole, settlement resolutions	**961**	**$191,317**	466	$ 88,613
Rescissions or denials	**682**	**144,664**	302	55,297
Other, PMI, information requests	**698**	**140,583**	371	57,742
Total resolutions	**2,341**	**$476,564**	1,139	$201,652

(a) When available, FHN uses current UPB in all cases. If current UPB is unavailable, the original loan amount is substituted for current UPB. When neither is available, the claim amount is used as an estimate of current UPB.

Total resolutions disclosed in Table 32 – Active Pipeline Resolutions and Other Outflows include both favorable and unfavorable resolutions and are reflected as "decreases" in the Rollforward of the Active Pipeline in Table 29. Generally, the UPB (see footnote (a) of Table 32 for definition of UPB) of a loan subject to a repurchase/make-whole claim or with open PMI issues remains in the active pipeline throughout the appeals process with a GSE or PMI company until parties agree on the ultimate outcome. The UPB of actual repurchases, make-whole, settlement resolutions, which was $191.3 million during 2010, represents the UPB loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When estimating the accrued liability, using loss factors based on actual historical experience, FHN has observed average loss severities ranging between 50 and 60 percent of the UPB of the repurchased loan or make-whole claim. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 33 – Reserves for Repurchase and Foreclosure Losses.

Rescissions or denials, which were $144.7 million in 2010, represent the amount of repurchase requests and make-whole claims where FHN was able to resolve without incurring losses. FHN has been successful in favorably resolving 40 to 50 percent of all actual repurchase/make-whole claims since third quarter 2008. Other, PMI, information requests, which was $140.6 million during 2010, includes providing information to claimant, issues related to PMI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with PMI companies, including situations where PMI was ultimately cancelled. While FHN has assessed the loans with PMI issues for loss content in estimating the repurchase liability, FHN will not realize loss (a decrease of the repurchase and foreclosure liability) unless a repurchase/make-whole claim is submitted and such request is unfavorably resolved. Consistent with the composition of the active repurchase and make-whole claims pipeline, 95 percent of the resolutions experienced during 2010 have been attributable to loans sold to GSEs, primarily Fannie Mae.

Repurchase and Foreclosure Liability

Management considered the level and trends of repurchase requests as well as PMI cancellation notices when determining the adequacy of the repurchase and foreclosure liability. Although the pipeline of requests has been increasing, FHN also considered that a majority of these sales ceased in third quarter 2008 when FHN sold its national mortgage origination business. In 2010, FHN has received the greatest amount of repurchase or make-whole claims, and associated losses, related to loans that were sold on a whole loan basis during 2006 and 2007. FHN compares the estimated probable incurred losses within the pipeline and the estimated losses resulting from the baseline model with current reserve levels. Changes in the estimated required liability levels are recorded as necessary. Generally, net realized losses related to first liens have averaged between 50 and 60 percent of the UPB of the loans repurchased or remitted make-whole payments. There are certain second liens and HELOCs subject to repurchase claims that are not included in the active pipeline as these loans were originated and sold through different channels. Liability estimation for potential repurchase obligations related to these second liens and HELOCs loans was determined outside of the methodology for loans originated and sold through the national legacy mortgage origination platform.

The following table provides a rollforward of the repurchase liability by loan product type during 2010 and 2009:

Table 33 - Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	**2010**	2009
First Liens		
Balance on January 1	**$ 104,464**	$ 34,771
Provision for repurchase and foreclosure losses	**184,304**	128,597
Net realized losses	**(112,485)**	(58,904)
Balance on December 31	**$ 176,283**	$104,464
Second Liens		
Balance on January 1	**$ 1,268**	$ 6,997
Provision for repurchase and foreclosure losses	**5,303**	21,040
Net realized losses	**-**	(26,769)
Balance on December 31	**$ 6,571**	$ 1,268
HELOC		
Balance on January 1	**$ 2,781**	$ 5,557
Provision for repurchase and foreclosure losses	**-**	(1,929)
Net realized losses	**(192)**	(847)
Balance on December 31	**$ 2,589**	$ 2,781
Total Reserves for Repurchase and Foreclosure Losses		
Balance on January 1	**$ 108,513**	$ 47,325
Provision for repurchase and foreclosure losses	**189,607**	147,708
Net realized losses	**(112,677)**	(86,520)
Balance on December 31	**$ 185,443**	$108,513

Certain previously reported amounts have been reclassified to agree with current presentation.

Generally, repurchased loans are included in loans HFS and recognized at fair value at the time of repurchase, which contemplates the loan's performance status and estimated liquidation value. The UPB of loans that were repurchased during 2010 was $76.1 million compared with $22.3 million during 2009. As of December 31, 2010, the UPB of repurchased loans in HFS was $62.6 million with an associated fair value of $36.9 million. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. After the loan repurchase is completed, classification (performing versus nonperforming) of the repurchased loans is determined based on an additional assessment of the credit characteristics of the loan in accordance with FHN's internal credit policies and guidelines consistent with other loans FHN retains on the balance sheet. Refer to the discussion of repurchase and foreclosure reserves under Critical Accounting Policies and also Note 18 – Restrictions, Contingencies, and Other Disclosures for additional information regarding FHN's repurchase obligations.

In 2010, FHN recognized expense of $189.6 million to increase the repurchase and foreclosure liability compared with $147.7 million in 2009. The increase reflects a rise in repurchase/make-whole requests and PMI cancellation notices during 2010. Generally, since the divestiture of the legacy mortgage banking business in 2008, the amount of inflow into the active pipeline increased each quarter. As reflected in Table 30 - Pipeline Inflow by Source, each category of inflow generally increased consistent with the overall rise in the inflow. However, in late 2009 and early 2010, the amount of PMI cancellation notices received noticeably increased. Although PMI cancellation notices are not formal repurchase/make-whole request, the repurchase and foreclosure provision considers PMI cancellations notices. In both 2010 and 2009, success rates on putbacks and the loss severity rates applied to the pipeline inflow was generally consistent in both years. Consequently, the repurchase and foreclosure provision was primarily driven by the increase in amount of pipeline inflow during 2010 compared with 2009.

Net realized losses for the repurchase of loans or make-whole payments increased to $112.7 million during 2010 compared with $86.5 million during 2009. The first lien net realized losses reflected in Table 33 reflect net losses on $191.3 million of repurchase, make-whole, and settlement resolutions reflected in Table 32. In 2010, the net realized losses incurred were approximately 60 percent of the UPB of repurchase/make-whole requests resolved in 2010. In 2009, first lien net realized losses were $58.9 million and approximated 65 percent of the UPB of repurchase/make-whole requests. In third quarter 2009, net realized losses on these second liens and HELOCs include a settlement of a substantial portion of its repurchase obligations for these loans through an agreement with the primary purchaser of HELOC and second lien loans. This settlement included the transfer of retained servicing rights associated with the applicable second lien and HELOC loan sales.

Industry Repurchase Trends

FHN, like many other financial institutions that originated and sold significant amounts of mortgage loans, has experienced elevated exposure to repurchase obligations from investors. Based on review of other companies' filings and recent news releases in various media outlets, it appears that FHN's overall trends in repurchase/make-whole requests are generally consistent with others in the industry. However, there are several reasons that could cause FHN's exposure and associated losses to differ from the experience of others within the industry or to diverge from FHN's recent experience.

While FHN was an originator and servicer of residential mortgage loans and HELOCs during the years preceding the collapse of the housing market, substantially all of its mortgage banking operations was sold in third quarter 2008. Therefore, all originations ceased through this national channel while industry peers continued to originate loans beyond this date. As a result, FHN has a finite amount of loans that are subject to repurchase obligations. It is unclear whether or how this affects FHN's settlement opportunities with GSEs, for whom FHN no longer originates loans, in connection with the repurchase notification and during the appeals process.

Other reasons FHN's experience could deviate from industry peers or otherwise change include: (1) FHN has limited insight into industry peers' estimation methodologies; (2) other companies may have better access to the current status of the loans they sold due to their retention of servicing for those loans; and (3) the current environment, where purchasers of loans are under significant pressure to reduce losses, has no recent historical precedent and therefore is inherently unpredictable. With the sale of national mortgage banking operations and strategic decision to focus on core banking businesses, FHN executed numerous bulk sales of its servicing portfolio to various buyers. Prior to the sale, the UPB of the loans in the servicing portfolio was approximately $98 billion compared with approximately $29 billion as of December 31, 2010. At this time, FHN continues to service substantially all of the loans sold through proprietary securitizations, but now services only $10.9 billion of loans that were sold to GSEs. For loans originated and sold but no longer serviced, FHN does not have visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity that may reduce repurchase exposure.

Additionally, variations in product mix of loan originations and investors (i.e., GSE versus proprietary) during those periods could also create disparities in the ultimate exposure to repurchase obligations between FHN and others within the industry. FHN transferred jumbo mortgage loans and Alt-A first lien mortgage loans in proprietary securitizations whereas others within the industry could have a mix that includes larger amounts of sub-prime loans which could result in varying amounts of repurchase exposure. Recently, some industry participants have announced that they have reached settlements with GSEs in order to reduce future repurchase requests from GSEs and mitigate losses for the financial institution for the repurchase of loans. FHN continues to examine potential courses of action, including settlement, in order to limit future exposure.

Reinsurance Obligations

A wholly-owned subsidiary of FHN entered into agreements with several providers of private mortgage insurance whereby the subsidiary has agreed to accept insurance risk for specified loss corridors for pools of loans originated in each contract year in exchange for a portion of the private mortgage insurance premiums paid by borrowers (i.e., reinsurance arrangements). The loss corridors vary for each primary insurer for each contract year. The estimation of FHN's exposure to losses under these arrangements involves the determination of FHN's maximum loss exposure by applying the low and high ends of the loss corridor range to a fixed amount that is specified in each contract. FHN then performs an estimation of total loss content within each insured pool of loans to determine the degree to which its loss corridor has been penetrated. Management obtains the assistance of a third-party actuarial firm in developing its estimation of loss content. This process includes consideration of factors such as delinquency trends, default rates, and housing prices which are used to estimate both the frequency and severity of losses. By the end of 2009, substantially all of FHN's reinsurance corridors had been fully reflected within its reinsurance reserve for the 2005 through 2008 loan vintages. No new reinsurance arrangements were initiated after 2008.

In 2009 and 2010, FHN agreed to settle certain of its reinsurance obligations with primary insurers through termination of the related reinsurance agreement, which resulted in a decrease in the reserve balance totaling $48.7 million and a transfer of the associated trust assets. As of December 31, 2010, FHN has reserved $11.2 million for its estimated liability under the remaining reinsurance arrangement. In accordance with the terms of the contracts with the primary insurers, as of December 31, 2010, FHN has placed $5.5 million of prior premium collections in trust for payment of claims arising under the reinsurance arrangement.

The following table provides a rollforward of the reinsurance reserve for the years ended December 31, 2010 and 2009:

Table 34 - Reserves for Reinsurance Losses

	Twelve Months Ended December 31	
(Dollars in thousands)	**2010**	2009
Beginning balance	**$ 29,321**	$ 38,531
Expense recognized	**1,564**	27,732
Payments to primary insurers	**(7,758)**	(1,828)
Reduction of liability from settlements	**(13,589)**	(35,114)
Other	**1,649**	-
Ending balance	**$ 11,187**	$ 29,321

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On December 31, 2010, the annual measurement date, pension obligations, including obligations of the unfunded plans, were $589.7 million with $549.6 million of assets in the trust to fund those obligations. As of December 31, 2010, pension plan assets exceeded the obligations of the qualified pension plan. FHN made a $50.0 million contribution to the qualified pension plan during 2009 and it was determined a contribution was not needed during 2010. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Currently, FHN does not anticipate making additional contributions to the pension plan during 2011. The nonqualified pension plans and other postretirement benefit plans are unfunded. FHN contributed $4.5 million in 2010 to the unfunded plans to cover all benefits paid under the nonqualified plans and anticipates the 2011 contribution to be $5.1 million. The discount rate for 2010 of 5.70 percent for the qualified pension plan and 5.10 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN's plans and employee population. Beginning in 2013, FHN will no longer accrue service expense for future benefits in the qualified pension plan. Benefits accrued through December 31, 2012, for current participants will not be reduced or affected. Instead, FHN will commence a new program for service beyond 2013 through an increased match to the Savings Plan. See Note 19 – Savings, Pension, and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 35 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2010. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Table 35 - Contractual Obligations

	Payments due by period (a)				
(Dollars in thousands)	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities (b)	$1,140,985	$449,945	$ 288,497	$ 73,318	$1,952,745
Term borrowings (c)	549,104	350,308	804,308	1,414,141	3,117,861
Annual rental commitments under noncancelable leases (d)	23,108	29,498	17,564	38,456	108,626
Purchase obligations	72,023	53,521	16,107	3,650	145,301
Total contractual obligations	$1,785,220	$883,272	$1,126,476	$1,529,565	$5,324,533

(a) Excludes a $38.4 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.
(b) See Note 8 - Time Deposit Maturities for further details.
(c) See Note 10 - Term Borrowings for further details.
(d) See Note 5 - Premises, Equipment, and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Existing uncertainties surrounding the housing market, the national economy, and the regulatory environment will continue to present challenges for FHN. Despite the significant reduction of legacy national lending operations, the ongoing economic stress could continue to affect borrower defaults resulting in elevated repurchase losses and loan loss provision (especially within the commercial real estate portfolio and bank-related loans). Additionally, a slow or uneven economic recovery could continue to suppress loan demand from borrowers resulting in continued pressure on net interest income. Further deterioration of general economic conditions could result in increased credit costs depending on the length and depth of this market cycle. See the Repurchase and Related Obligations from Loans Originated for Sale section and Critical Accounting Policies for additional discussion regarding FHN's repurchase obligations.

Regulatory Matters

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Reform Law") mandates significant change across the industry and authorizes expansive new regulations to be issued in the future. It is uncertain at this time exactly how the Reform Law and associated regulations will affect FHN and the industry. It is likely, however, that in the foreseeable future, the Reform Law will result in increased compliance costs and risk while also reducing revenues and margins of certain products. Because the full impact of the Reform Law may not be known for some time, FHN will continue to assess the effect of the legislation on the Company as the associated regulations are adopted.

The proposed Durbin Amendment to the Reform Law would empower the Federal Reserve to set prices for debit interchange services that banks provide. Although not final, the initial Fed proposal could cost the industry $12 billion and First Horizon $30 million in annual revenue. Such a loss will likely force FHN to increase or implement new fees and eliminate certain accounts and products that become unprofitable without the interchange revenue.

International banking industry regulators have largely agreed upon significant changes in the regulation of capital required to be held by banks and their holding companies to support their businesses. The new international rules, known as "Basel III", generally increase the capital required to be held and narrow the types of instruments which will qualify as providing appropriate capital. The Basel III requirements are complex and will be phased in over many years. The Basel III rules do not apply to U.S. banks or holding companies automatically. Among other things, the Reform Law requires U.S. regulators to reform the system under which the safety and soundness of banks and other financial institutions, individually and systemically, are regulated. That reform effort will include the regulation of capital. It is not known whether or to what extent the U.S. regulators will incorporate elements of Basel III into the reformed U.S. regulatory system, but it is expected that the U.S. reforms will include an increase in capital requirements and a narrowing of what qualifies as appropriate capital.

Foreclosure Practices

The current focus on foreclosure practices of financial institutions nationwide could impact FHN through increased operational and legal costs and could have compliance and reputational impacts. FHN owns and services residential loans. In addition, FHN's national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure proceedings, of the still-owned portion of FHN's mortgage servicing portfolio is outsourced through a subservicing arrangement with the platform buyer. FHN has reviewed its processes relating to foreclosure on loans it owns and services, and instructed its subservicer to undertake a similar review, with specific emphasis on the 23 states where judicial foreclosures are required and in which ministerial, affidavit, or proper notarization issues or other issues have been raised in relation to the industry ("judicial foreclosure states").

Regarding FHN's residential loan portfolio and related servicing, FHN's review of its foreclosure processes has been completed and no material issues were identified. As of December 31, 2010, FHN had 90 foreclosures pending in judicial foreclosure states and FHN had completed 21 foreclosures in those states during 2010. FHN intends to continue to monitor these processes with the goal of continuing to adapt them to changing circumstances as appropriate.

Regarding the subserviced loan portfolio, the subservicer reported that it had completed an internal review of its foreclosure processes in the fourth quarter and identified certain states in which foreclosure practices are in the process of being modified. Under the terms of the subservicing agreement, the subservicer is required to service the loans covered in accordance with: applicable law, including regulatory requirements; applicable servicing requirements as set forth in sale, securitization, agency guide, insurer, investor agreements; the mortgage loan documents; and accepted servicing practices of a prudent mortgage lending servicer including evolving interpretations of applicable servicing requirements including new requirements as defined in the subservicing agreement. The subservicing agreement also contains a provision allowing the subservicer to follow FHN's practices as they existed for the 180 days prior to August 2008 if they are followed in all material respects utilizing personnel of equivalent experience and existing systems and processes unless and until the subservicer becomes aware that the servicing practices do not comply with applicable servicing requirements. The subservicer would be required to indemnify FHN for the breach of the terms of the subservicing agreement or for continuing a practice with knowledge that it violated accepted servicing requirements.

The subservicer has advised FHN that it completed over 1,000 foreclosures in the fourth quarter of 2010 and approximately 5,500 for the year. In the fourth quarter 2010, FHN asked the subservicer to undertake a review of its foreclosure processes. The subservicer has advised FHN of modifications in its foreclosure processes in certain judicial foreclosure states that have been implemented or are pending further review by subservicer's legal counsel. The pending modifications of foreclosure practices have affected approximately 300 foreclosures, which includes both FHN subserviced loans and all other loans serviced by the subservicer. FHN will continue to work with the subservicer to stay abreast of evolving judicial and procedural requirements relating to foreclosures.

The attorneys general of all 50 states have begun to investigate foreclosure practices across the industry. FHN, working with its subservicer, has responded to inquiries requesting information from state attorneys general in the states of Texas and Arizona. No additional inquires have been received by FHN, although informational letters were received from the attorneys general for the states of Washington and New York. It remains unclear what actions will be taken by individual states through attorneys general, by federal regulators, or other third parties, including borrowers, related to foreclosure practices in the industry or specific actions by FHN or by its subservicer. FHN cannot predict the amount of operating costs, costs for foreclosure delays (including costs connected with servicing advances), legal expenses, or other costs (including title company indemnification) that may be incurred as a result of the internal reviews or external actions. Accordingly, FHN is unable to determine a probable loss or estimate a range of loss due to uncertainty related to these matters. No reserve has been established.

More recently, there have been both favorable and unfavorable rulings by courts in various states involving the requirements for proof of ownership of securitized mortgage loans. The ultimate impact of these decisions on the procedures and documentation required to foreclose securitized mortgage loans is not yet fully developed but could be unfavorable. FHN continues to work with its subservicer and foreclosure counsel with the goal of ensuring that appropriate proof of ownership and documentation is presented at the time of each foreclosure proceeding.

Subserviced Loan Modification Programs

The significant increase in the volume of delinquencies and defaults in residential mortgage loans coupled with the complexities of various loan modification programs has resulted in increased subservicing costs, expanded regulatory supervision, and increased exposure to borrower and investor complaints and litigation.

Since 2008, residential mortgage loan servicers have implemented numerous loan modification and foreclosure relief programs according to evolving investor requirements, applicable laws and accepted servicing practices. Approximately 150,000 residential mortgage loans are subserviced for FHN as of December 31, 2010. This loan population consists primarily of GSE loans and loans in proprietary securitizations, which account for approximately 90 percent of the subserviced population as of December 31, 2010. Loss mitigation programs are available to eligible borrowers with GSE and securitization loans. The programs implemented by the GSEs are based largely on the HAMP and other programs developed by federal agencies. The loans in proprietary securitizations are subject to proprietary modification guidelines developed by FHN in compliance with the terms of the securitization agreements. To conform to evolving industry practices and their effect on the specific requirements of securitized loans, FHN amended its subservicing agreement to incorporate the terms and requirements of FHN's proprietary modification program.

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The Consolidated Financial Statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if (1) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (2) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection, and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

ALLOWANCE FOR LOAN LOSSES

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. See Note 1 – Summary of Significant Accounting Policies for detail regarding FHN's processes, models, and methodology for determining the ALLL. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectibility of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a "critical accounting estimate" as: (1) changes in it can materially affect the provision for loan losses and net income, (2) it requires management to predict borrowers' likelihood or capacity to repay, and (3) it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to the regional banking, non-strategic, and corporate segments. A management committee comprised of representatives from Risk Management, Finance, and Credit performs a quarterly review of the assumptions used and FHN's ALLL analytical models, qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, management reviews the level of the ALLL with the Executive and Risk Committee of FHN's Board of Directors.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the ALLL; (5) the adjustments for economic conditions utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the ALLL, future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

MORTGAGE SERVICING RIGHTS (MSR) AND OTHER RELATED RETAINED INTERESTS

When FHN sold mortgage loans in the secondary market to investors, it generally retained the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount was capitalized as MSR on the Consolidated Statements of Condition at current fair value. The changes in fair value of MSR are included as a component of Mortgage banking noninterest income on the Consolidated Statements of Income.

MSR Estimated Fair Value

FHN has elected fair value accounting for all classes of mortgage servicing rights. The fair value of MSR typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type, and other factors. FHN uses assumptions in the model that it believes are comparable to those used by other participants in the mortgage banking business and reviews estimated fair values and assumptions with third-party brokers and other service providers on a quarterly basis. FHN also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market and loan production data.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, FHN utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates, and other factors. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Table 36 - Mortgage Banking Prepayment Assumptions

	2010	2009	2008
Prepayment speeds			
Actual	**19.7%**	21.1%	13.1%
Estimated*	**24.3**	33.2	25.3

* Estimated prepayment speeds represent monthly average prepayment speed estimates for each of the years presented.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR.

Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of MSR.

Float Income: Estimated float income is driven by expected float balances (principal, interest, and escrow payments that are held pending remittance to the investor or other third-party) and current market interest rates, including the thirty-day LIBOR and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair value of MSR. FHN engages in a process referred to as "price discovery" on a quarterly basis to assess the reasonableness of the estimated fair value of MSR. Price discovery is conducted through a process of obtaining the following information: (1) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers and (2) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business.

Although there is no single source of market information that can be relied upon to assess the fair value of MSR, FHN reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. On December 31, 2010 and 2009, FHN determined that its MSR valuations and assumptions were reasonable based on the price discovery process.

The MSR Hedging Committee reviews the overall assessment of the estimated fair value of MSR monthly and is responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN's MSR. In addition, this committee reviews the source of significant changes to the MSR carrying value each quarter and is responsible for current hedges and approving hedging strategies.

Hedging the Fair Value of MSR

FHN enters into financial agreements to hedge MSR in order to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Specifically, FHN enters into interest rate contracts (including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. Changes in the value of the hedges are recognized as a component of net servicing income in Mortgage banking noninterest income. Successful economic hedging will help minimize earnings volatility that may result from carrying MSR at fair value. FHN determines the fair value of the derivatives used to hedge MSR (and excess interests as discussed below) using quoted prices for identical instruments in valuing forwards and using inputs observed in active markets for similar instruments with typical inputs including the LIBOR curve, option volatility, and option skew in valuing swaps and swaptions.

FHN does not specifically hedge the change in fair value of MSR attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), discount rates, cost to service, and other factors. To the extent that these other factors result in changes to the fair value of MSR, FHN experiences volatility in current earnings due to the fact that these risks are not currently hedged.

Excess Interest (Interest-Only Strips) Fair Value – Residential Mortgage Loans

In certain cases, when FHN sold mortgage loans in the secondary market, it retained an interest in the mortgage loans sold primarily through excess interest. These financial assets represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights. Consistent with MSR, the fair value of excess interest typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for excess interest is limited, and the precise terms of transactions involving excess interest are typically not readily available. Accordingly, FHN relies primarily on a discounted cash flow model to estimate the fair value of its excess interest.

Estimating the cash flow components and the resultant fair value of the excess interest requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of excess interest include prepayment speeds and discount rates, as discussed above. FHN's excess interest is included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of Mortgage banking income on the Consolidated Statements of Income.

Hedging the Fair Value of Excess Interest

FHN utilizes derivatives (including swaps, swaptions, and mortgage forward purchase contracts) that change in value inversely to the movement of interest rates to protect the value of its excess interest as an economic hedge. Realized and unrealized gains and losses associated with the change in fair value of derivatives used in the economic hedge of excess interest are included in current earnings in Mortgage banking noninterest income as a component of servicing income. Excess interest is included in trading securities with changes in fair value recognized currently in earnings in Mortgage banking noninterest income as a component of servicing income.

The extent to which the change in fair value of excess interest is offset by the change in fair value of the derivatives used to hedge this asset depends primarily on the hedge coverage ratio maintained by FHN. As previously noted, to the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments, which could significantly impact FHN's ability to effectively hedge certain components of the change in fair value of excess interest and could result in significant earnings volatility.

REPURCHASE AND FORECLOSURE LIABILITY

Prior to 2009, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Conventional conforming and federally insured single-family residential mortgage loans were sold predominately to GSEs. Many mortgage loan originations, especially those that did not meet criteria for whole loan sales to GSEs (nonconforming mortgage loans) were sold to investors predominantly through proprietary securitizations but also, to an extent, through whole loan sales to private non-GSE purchasers. In addition, through its legacy mortgage business FHN originated with the intent to sell and sold HELOC and second lien mortgages through whole loan sales to private purchasers.

Regarding these past loan-sale activities, FHN has exposure to potential loss primarily through two avenues. First, investors/purchasers of these mortgage loans may request that FHN repurchase loans or make the investor whole for economic losses incurred if it is determined that FHN violated certain contractual representations and warranties made at the time of these sales. Contractual representations and warranties are different based on deal structure and counterparty. Second, investors in securitizations may attempt to achieve rescission of their investments or damages through litigation by claiming that the applicable offering documents were materially deficient.

From 2005 through 2008, FHN originated and sold $69.5 billion of such loans to GSEs. Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. In addition, from 2000 through 2007, FHN securitized $47.1 billion of such loans without recourse in proprietary transactions. Of the amount originally securitized, $37.1 billion relates to securitization trusts that are still active as approximately 30 securitization trusts have become inactive due to clean-up calls exercised by FHN. The exercise of cleanup calls resulted in termination of the Pooling and Servicing Agreements and reacquisition of the related mortgage loans.

For loans sold or securitized without recourse, FHN has obligations to either repurchase the loan for the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loans sold were in violation of representations or warranties made by FHN upon closing of the sale. Contractual representations and warranties vary significantly depending upon the transaction to transfer interests in the loans. Typical whole loan sales include relatively broad representations and warranties, while proprietary securitizations include more limited representations and warranties. Refer to the Repurchase and Related Obligations from Loans Originated for Sale for a discussion of representation and warranties for loans sold or securitized.

Repurchase Accrual Methodology

The estimated probable incurred losses that result from these obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and lower housing prices, which result in fair value marks below par for repurchased loans when the loans are recorded on FHN's balance sheet within loans HFS upon repurchase. In estimation of the accrued liability for loan repurchases and make-whole obligations, FHN estimates probable incurred losses in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability includes accruals for probable losses beyond what is observable in the ending pipeline of repurchase/make-whole requests and active GSE PMI cancellations at any given balance sheet date. The estimation process begins with internally developed proprietary models that are used to assist in developing a baseline in evaluating inherent repurchase-related loss content. These models are designed to capture historical loss content from actual repurchase activity experienced. The baseline for the repurchase reserve uses historical loss factors that are applied to the loan pools originated in 2001 through 2008 and sold in years 2001 through 2009. Loss factors, tracked by year of loss, are calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced are accumulated for each sale vintage and are applied to more recent sale vintages to estimate probable incurred losses but not yet realized. Due to the lagging nature of this model and relatively short period available in which actual loss trends were observed, management then applies qualitative adjustments to this initial baseline estimate.

In order to incorporate more current events, such as the level of repurchase requests or PMI cancellation notices, FHN then overlays management judgment within its estimation process for establishing appropriate reserve levels. For repurchase requests ("the active pipeline") related to breach of representations and warranties, the active pipeline is segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission (successful resolutions) and loss severity rates are applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considers trends in the amounts and composition of new inflows into the pipeline. FHN has observed loss severities (actual losses incurred as a percentage of the UPB) ranging between 50 percent and 60 percent of the principal balance of the repurchased loans and average rescission rates between 40 percent and 50 percent of the repurchase and make-whole requests. FHN then compares the estimated losses inherent within the pipeline with current reserve levels. On December 31, 2010, the active pipeline was $534 million with over 90 percent of all unresolved repurchase and make-whole claims relating to loans sold to GSEs. For purposes of estimating loss content, FHN also considers reviewed PMI cancellation notices where coverage has been cancelled. Beginning in late 2009, FHN began to observe noticeable increases in notifications by primary mortgage insurers asserting grounds for insurance cancellation. When assessing loss content related to loans where PMI has been cancelled, FHN first reviews the amount of unresolved PMI cancellations that are in the active pipeline and adjusts for any known facts or trends observed by management. Similar to the methodology for actual repurchase/make-whole requests, FHN applies loss factors (including probability and loss severity ratios) that were derived from actual incurred losses in past vintages to the amount of unresolved PMI pipeline for loans sold to GSEs. For GSE PMI cancellation notices, the methodology for determining the accrued liability contemplates a higher probability of loss compared with that applied to GSE repurchase/make-whole requests as FHN has been less successful in favorably resolving mortgage insurance cancellation notifications with PMI companies. Loss severity rates applied to GSE PMI cancellation notifications are consistent with those applied to actual GSE claims. For PMI cancellation notifications where coverage has been ultimately cancelled and are no longer included in the active pipeline, FHN applies a 100 percent repurchase rate in anticipation that such loans ultimately will result in repurchase/make-whole requests from the GSEs since PMI coverage for certain loans is a GSE requirement.

Active Pipeline

FHN has received a majority of the repurchase requests from loans that were sold to GSEs through whole loan sales with a smaller amount from investors in private whole loan sales. Generally, loan delinquency prompts a GSE's initial review of a loan file for violations of contractual representations and warranties. Currently, FHN services only $10.9 billion of the loans sold to GSEs which limits visibility into the current status (i.e. current UPB, delinquency, refinance activity, etc.) of the loans that were sold. This presents uncertainty in estimating future repurchase claims from GSEs without knowing the current performing status of loans sold potentially subject to contractual representations and warranties. Uncertainty also exists in estimating repurchase obligations due to incomplete knowledge regarding the status of investors' reviews.

A sizeable percentage of the active pipeline is related to notices of private mortgage insurance cancellations. PMI was required for many but not all loans sold to GSEs. Although unresolved PMI cancellation notices are not formal repurchase requests, FHN includes these in the active repurchase request pipeline when analyzing and estimating loss content. For purposes of estimating loss content, FHN also considers reviewed PMI cancellation notices where coverage has been or cancelled for all loan sales and securitizations. In determining adequacy of the repurchase reserve, FHN considered $124.3 million in UPB of loans sold where PMI coverage was lost which inherently presents additional uncertainty when estimating probable incurred losses as it is difficult to predict the amount of PMI cancellations that will ultimately materialize into formal repurchase requests. PMI generally was required for first lien loans having a loan-to-value ratio at origination of greater than 80 percent that were securitized. To date, a majority of PMI cancellation notices have involved loans sold to GSEs, and no repurchase requests have yet arisen from PMI cancellations involving securitized loans. At December 31, 2010, all estimated loss content arising from PMI cancellation matters related to loans sold to GSEs.

Loans Sold With Full or Limited Recourse
In addition, certain mortgage loans were sold to investors with limited or full recourse in the event of mortgage foreclosure.

FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance, or VA guaranty. On December 31, 2010 and 2009, the current UPB of single-family residential loans that were sold on a full recourse basis with servicing retained was $58.4 million and $71.9 million, respectively.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the Federal Housing Administration ("FHA") and Veterans Administration ("VA"). FHN continues to absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure. On December 31, 2010 and 2009, the outstanding principal balance of loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by FHN was $3.2 billion and $3.3 billion, respectively. Additionally, on December 31, 2010 and 2009, $.8 billion and $1.0 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances.

Repurchase and Foreclosure Liability
FHN has evaluated its exposure under all of these obligations, including a smaller amount related to equity-lending junior lien loan sales, and accordingly, has reserved for losses of $185.4 million and $108.5 million as of December 31, 2010 and 2009 respectively. At December 31, 2010, FHN had not reserved for exposure for repurchase of loans related to proprietary securitizations arising from claims that FHN breached its representations and warranties made at closing, nor for exposure for investment rescission or damages arising from claims by investors that offering documents under which the loans were securitized were materially deficient. Reserves for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition while expense is included within Repurchase and foreclosure provision on the Consolidated Statements of Income. See Note 18 – Restrictions, Contingencies, and Other Disclosure and the Repurchase and Related Obligations from Loans Originated for Sale section in this MD&A for additional information regarding FHN's repurchase and make-whole obligations.

GOODWILL AND ASSESSMENT OF IMPAIRMENT
FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. FHN also allocates goodwill to the disposal of portions of reporting units in accordance with applicable accounting standards. FHN performs impairment analysis when these disposal actions indicate that an impairment of goodwill may exist.

In third quarter 2009, FHN agreed to sell FTN Financial's institutional equity research group, FTN ECM. In conjunction with this agreement, FHN recognized a $14.3 million impairment of associated goodwill which is reflected in the discontinued operations, net of tax line on the Consolidated Statements of Income. During first quarter 2010, the contracted sale of FTN ECM failed to close and FHN exited this business which resulted in an additional goodwill impairment of $3.3 million. Additionally, in fourth quarter 2009, FHN recognized a $2.3 million goodwill impairment associated with the disposal of the remaining Atlanta insurance business that was excluded from the sale. Goodwill of $10.3 million was included in the calculation of loss on divestiture for the sales of the Atlanta insurance business and FERP.

Accounting standards require management to estimate the fair value of each reporting unit in assessing impairment at least annually. As such, FHN engages an independent valuation to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2010 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public company's trading values and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the capital markets reporting unit. The valuations as of October 1, 2010 indicated no goodwill impairment in any of the reporting units. As of the measurement date, the fair value of regional banking and capital markets exceeded their carrying values by 33 percent and 245 percent, respectively.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a "critical accounting estimate" because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. Independent third parties may be engaged to assist in the valuation process. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and capital markets business segments. The non-strategic and corporate segments have no associated goodwill. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes "step one" of the impairment test by comparing the fair value of each reporting unit with the recorded book value (or "carrying amount") of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and "step two" of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit's goodwill to the "implied fair value" of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, asset and liability growth rates, and other income and expense estimates.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if conditions differ substantially from the assumptions used in making the estimates.

INCOME TAXES

FHN is subject to the income tax laws of the U.S. and the states and jurisdictions in which it operates. FHN accounts for income taxes in accordance with ASC 740, Income Taxes.

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. The balance sheet method is used to determine deferred taxes. Under this method, the net DTA or DTL is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met a valuation allowance must be established against the deferred tax asset. On December 31, 2010, FHN's net DTA was $200.6 million with no related valuation allowance. FHN evaluates the likelihood of realization of the net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2010, is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. First, a significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Secondly, FHN forecasts substantially more taxable income in the carryforward period, exclusive of potential tax planning strategies, even under conservative assumptions. Additionally, FHN has sufficient carryback positions, reversing DTL, and potential tax planning strategies to fully realize its DTA. FHN believes that it will realize the net DTA within a significantly shorter period of time than the twenty year carryforward period allowed under the tax rules. Based on current analysis, FHN believes that its ability to realize the recognized $200.6 million net DTA is more likely than not.

The income tax laws of the jurisdictions in which FHN operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, FHN must make judgments and interpretations about the application of these inherently complex tax laws. Interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. FHN attempts to resolve disputes that may arise during the tax examination and audit process. However, certain disputes may ultimately have to be resolved through the federal and state court systems.

FHN monitors relevant tax authorities and revises estimates of accrued income taxes on a quarterly basis. Changes in estimates may occur due to changes in income tax laws and their interpretation by the courts and regulatory authorities. Revisions of estimates may also result from income tax planning and from the resolution of income tax controversies. Such revisions in estimates may be material to operating results for any given period.

CONTINGENT LIABILITIES

A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management's estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, involves the use of critical estimates, assumptions, and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or decisions of arbitrators, will not differ from management's assessments. Whenever practicable, management consults with third-party experts (attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements.

QUARTERLY FINANCIAL INFORMATION

Table 37 - Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2010				2009			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary income information:								
Interest income	**$ 217.3**	**$ 223.2**	**$ 220.4**	**$ 219.5**	$ 231.0	$ 236.4	$ 255.5	$ 270.1
Interest expense	**35.0**	**37.0**	**38.3**	**39.1**	41.1	45.5	56.4	73.5
Provision for loan losses	**45.0**	**50.0**	**70.0**	**105.0**	135.0	185.0	260.0	300.0
Noninterest income	**211.0**	**248.2**	**248.2**	**248.3**	246.2	302.1	296.8	409.7
Noninterest expense	**334.8**	**347.6**	**342.0**	**342.7**	390.4	348.2	415.1	418.1
Income/(loss) from continuing operations	**17.3**	**33.7**	**20.1**	**(2.6)**	(51.2)	(24.8)	(105.2)	(64.4)
Income/(loss) from discontinued operations, net of tax	**-**	**-**	**0.4**	**(7.3)**	(1.7)	(10.2)	(0.3)	(0.6)
Net income/(loss)	**17.3**	**33.7**	**20.5**	**(9.9)**	(52.8)	(35.0)	(105.5)	(65.1)
Income/(loss) available to common shareholders	**(48.7)**	**15.9**	**2.7**	**(27.7)**	(70.6)	(52.9)	(123.2)	(82.8)
Earnings/(loss) per common share from continuing operations	**$ (0.20)**	**$ 0.07**	**$ 0.01**	**$ (0.09)**	$ (0.29)	$ (0.18)	$ (0.53)	$ (0.35)
Earnings/(loss) per common share	**(0.20)**	**0.07**	**0.01**	**(0.12)**	(0.30)	(0.23)	(0.53)	(0.35)
Diluted earnings/(loss) per common share from continuing operations	**(0.20)**	**0.07**	**0.01**	**(0.09)**	(0.29)	(0.18)	(0.53)	(0.35)
Diluted earnings/(loss) per common share	**(0.20)**	**0.07**	**0.01**	**(0.12)**	(0.30)	(0.23)	(0.53)	(0.35)
Common stock information:								
Closing price per share:								
High (a)	**$ 11.92**	**$ 12.04**	**$ 14.83**	**$ 13.77**	$ 13.14	$ 13.68	$ 12.33	$ 10.01
Low (a)	**9.24**	**9.56**	**10.95**	**11.70**	10.95	10.17	9.55	6.52
Period-end (a)	**11.78**	**11.21**	**11.06**	**13.40**	12.60	12.26	10.94	9.64
Stock dividend rate declared per share (b)	**1.8122%**	**1.6567%**	**1.2896%**	**1.4561%**	1.4971%	1.5901%	1.5782%	2.6673%

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Per share data restated for stock dividends distributed through January 1, 2011.
(b) All dividends declared in 2009 and 2010 paid in shares.

NON-GAAP Information

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 38 - Non-GAAP to GAAP Reconciliation

(Thousands)	**2010**	2009	2008
Tangible Common Equity (Non-GAAP)			
(A) Total equity (GAAP)	**$2,678,005**	$3,302,468	$3,574,632
Less: Preferred stock capital surplus - CPP	**-**	798,685	782,680
Less: Noncontrolling interest (a)	**295,165**	295,165	295,165
(B) Total common equity	**2,382,840**	2,208,618	2,496,787
Less: Intangible assets (GAAP) (b)	**195,061**	203,784	237,490
(C) Tangible common equity (Non-GAAP)	**2,187,779**	2,004,834	2,259,297
Less: Unrealized gains on AFS securities, net of tax	**45,366**	64,925	42,310
(D) Adjusted tangible common equity (Non-GAAP)	**$2,142,413**	$1,939,909	$2,216,987

Table 38 - Non-GAAP to GAAP Reconciliation (continued)

(Thousands)	**2010**	2009	2008
Tangible Assets (Non-GAAP)			
(E) Total assets (GAAP)	**$24,698,952**	$26,068,678	$31,021,980
Less: Intangible assets (GAAP) (b)	**195,061**	203,784	237,490
(F) Tangible assets (Non-GAAP)	**$24,503,891**	$25,864,894	$30,784,490
Period-end Shares Outstanding			
(G) Period-end shares outstanding	**263,366**	236,098	234,784
Tier 1 Common (Non-GAAP)			
(H) Tier 1 capital (d)	**$ 2,812,471**	$ 3,507,782	$ 3,784,152
Less: Preferred stock capital surplus - CPP	**-**	798,685	782,680
Less: Noncontrolling interest - FTBNA preferred stock (a) (e)	**294,816**	294,816	294,816
Less: Trust preferred (f)	**200,000**	300,000	300,000
(I) Tier 1 common (Non-GAAP)	**$ 2,317,655**	$ 2,114,281	$ 2,406,656
Risk Weighted Assets			
(J) Risk weighted assets (d)	**$20,102,775**	$21,400,408	$25,185,369
Ratios			
(C)/(F) Tangible common equity to tangible assets (TCE/TA) (Non-GAAP)	**8.93%**	7.75%	7.34%
(A)/(E) Total period-end equity to period-end assets (GAAP)	**10.84%**	12.67%	11.52%
(C)/(G) Tangible book value per common share (Non-GAAP)	**$ 8.31**	$ 8.49	$ 9.62
(B)/(G) Book value per common share (GAAP)	**$ 9.05**	$ 9.35	$ 10.63
(I)/(J) Tier 1 common to risk weighted assets (Non-GAAP)	**11.53%**	9.88%	9.56%
(H)/(E) Tier 1 capital to total assets (GAAP)	**11.39%**	13.46%	12.20%
(D)/(J) Adjusted tangible common equity to risk weighted assets (TCE/RWA) (Non-GAAP) (c)	**10.66%**	9.06%	8.80%
Net interest income adjusted for impact of FTE (Non-GAAP)			
Regional Banking			
Net interest income (GAAP)	**$ 560,316**	$ 559,129	$ 560,305
Fully taxable equivalent ("FTE") adjustment	**2,338**	567	503
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 562,654**	$ 559,696	$ 560,808
Capital Markets			
Net interest income (GAAP)	**$ 21,452**	$ 14,966	$ 12,770
Fully taxable equivalent ("FTE") adjustment	**282**	215	364
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 21,734**	$ 15,181	$ 13,134
Corporate			
Net interest income (GAAP)	**$ 1,722**	$ 25,612	$ 1,669
Fully taxable equivalent ("FTE") adjustment	**183**	280	485
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 1,905**	$ 25,892	$ 2,154
Non-Strategic			
Net interest income (GAAP)	**$ 147,348**	$ 176,761	$ 320,338
Fully taxable equivalent ("FTE") adjustment	**-**	-	-
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 147,348**	$ 176,761	$ 320,338
Total Consolidated			
Net interest income (GAAP)	**$ 730,838**	$ 776,468	$ 895,082
Fully taxable equivalent ("FTE") adjustment	**2,803**	1,062	1,352
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 733,641**	$ 777,530	$ 896,434

(a) Included in total equity on the Consolidated Statements of Condition.
(b) Includes goodwill and other intangible assets, net of amortization.
(c) See Glossary of Terms for definition of ratio.
(d) Defined by and calculated in conformity with bank regulations.
(e) Represents FTBNA preferred stock included in noncontrolling interest.
(f) Included in term borrowings on the Consolidated Statements of Condition.

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted tangible common equity to risk weighted assets (TCE/RWA) – Common equity excluding intangible assets and unrealized gains/losses on available for sale securities and cash flow hedges divided by risk weighted assets.

Allowance for Loan Losses (ALLL) – Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share – A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial Paper – A short-term unsecured debt obligation of the parent company with maturities typically of less than 90 days.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share (Diluted EPS) – Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share (EPS) – Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

Excess Interest-Only Strip – Financial asset representing the right to receive earnings from serviced assets that exceeds contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent (FTE) – Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Individually Impaired Loans – Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment. These loans are generally written down to an estimate of collateral value less cost to sell.

Interest-Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

Interest Rate Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions – Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Lower of Cost or Market (LOCOM) – A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization – Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse – Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent and ability to hold for the foreseeable future.

Mortgage Servicing Rights (MSR) – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Margin (NIM) – Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Non-GAAP – Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 26 of MD&A.

Nonperforming Assets (NPAs) – Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Origination Fees – A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses – The periodic charge to earnings for inherent losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, commercial paper, and other short-term borrowings.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Residual-Interest Certificates – Financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loan collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders.

Return on Average Assets (ROA) – A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders' Equity (ROE) – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.

Tangible Book Value per Common Share – Ratio consisting of tangible common equity (TCE) over period-end common shares outstanding.

Tangible Common Equity to Tangible Assets (TCE/TA) – A ratio which may be used to evaluate a company's capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company's total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Tier 1 Common – A measure of a company's capital position, which includes Tier 1 capital less preferred stock amounts.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

Transaction Account Guarantee (TAG) Program – Established in 2008, the TAG program guarantees non-interest bearing accounts beyond the $250,000 coverage available under the FDIC's general deposit insurance rules. Participating financial institutions are subject to certain fees based upon the FDIC's risk-based premium system. FHN voluntarily participated in the TAG program until it expired on January 1, 2011.

Troubled Debt Restructuring (TDR) – A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

ACRONYMS

AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan and lease losses
ALR	Average Loss Rate Model
ASC	FASB Accounting Standards Codification
C&I	Commercial, Industrial, and Other loan portfolio
CDOs	Collateralized debt obligations
CEO	Chief Executive Officer
CMO	Collateralized mortgage obligations
CPP	U.S. Treasury Capital Purchase Program
CRMC	Credit Risk Management Committee
DSCRs	Debt Service Coverage Ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
ENEC	Employee Non-voluntary Elective Contribution
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FERP	First Express Remittance Processing
FFS	Federal funds sold
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTHC	First Tennessee Housing Corporation
FTN ECM	FTN Equity Capital Markets
FTNF	FTN Financial
FTNFS	FTN Financial Securities Corp.
FTRESC	FT Real Estate Securities Company, Inc.
GAAP	Generally Accepted Accounting Principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises
HAMP	Home Affordable Modification Program
HELOCs	Home equity lines of credit
HFS	Held-for-sale
HLTV	High loan-to-value
HTI	Housing to income
Income CRE	Income-Producing Commercial Real Estate loan portfolio

ACRONYMS (continued)

IPO	Initial public offering
IRS	Internal Revenue Service
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management's Discussion and Analysis of Results of Operations and Financial Condition
MI	Mortgage insurance
MSR	Mortgage servicing rights
NII	Net interest income
NIM	Net interest margin
NPAs	Nonperforming assets
NPLs	Nonperforming loans
NRV	Net realizable value
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OTC	One-time Close
P&I	Principal and interest
PD	Probability of default
PM	Portfolio Managers
PMI	Primary mortgage insurance
QSPE	Qualifying special purposes entities
REIT	Real estate investment trust
Res CRE	Residential Commercial Real Estate Construction loan portfolio or Residential CRE
RM	Relationship Managers
ROA	Return on assets
ROE	Return on equity
RSUs	Restricted stock units
RWA	Risk weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
TA	Tangible assets
TAF	Term Auction Facility
TAG	Transaction Account Guarantee
TARP	Troubled Asset Relief Program
TCE	Tangible common equity
TDR	Troubled Debt Restructuring
TRUPs	Trust preferred loans
UPB	Unpaid principal balance
UST	United States Treasury Department
VA	Veterans Administration
VIE	Variable Interest Entities

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2010.

First Horizon National Corporation's independent auditors have issued an attestation report on First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation's (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 24 to the consolidated financial statements, effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2009-16, *Accounting for Transfers of Financial Assets*, and 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 25, 2011

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except restricted and share amounts)	December 31 2010	2009
Assets:		
Cash and due from banks (Restricted – $3.1 million) (Note 18) (a)	**$ 344,384**	$ 465,712
Federal funds sold and securities purchased under agreements to resell	**424,390**	452,883
Total cash and cash equivalents (Restricted – $3.1 million) (a)	**768,774**	918,595
Interest-bearing cash	**517,739**	539,300
Trading securities	**769,750**	699,900
Loans held for sale	**375,289**	452,501
Securities available for sale (Note 3)	**3,031,930**	2,694,468
Loans, net of unearned income (Restricted – $.8 billion) (Note 4) (a)	**16,782,572**	18,123,884
Less: Allowance for loan losses (Restricted – $47.5 million) (a)	**664,799**	896,914
Total net loans (Restricted – $.7 billion) (a)	**16,117,773**	17,226,970
Mortgage servicing rights, net (Note 6)	**207,319**	302,611
Goodwill (Note 7)	**162,180**	165,528
Other intangible assets, net (Note 7)	**32,881**	38,256
Capital markets receivables	**146,091**	334,404
Premises and equipment, net (Note 5)	**322,319**	313,824
Real estate acquired by foreclosure	**125,401**	125,190
Other assets (Restricted – $19.7 million) (a)	**2,121,506**	2,257,131
Total assets (Restricted – $.7 billion) (a)	**$ 24,698,952**	$26,068,678
Liabilities and equity:		
Deposits:		
Savings	**$ 6,036,895**	$ 4,847,709
Time deposits	**1,390,995**	1,895,992
Other interest-bearing deposits	**2,842,306**	3,169,474
Certificates of deposit $100,000 and more	**561,750**	559,944
Interest-bearing	**10,831,946**	10,473,119
Noninterest-bearing (Restricted – $1.2 million) (a)	**4,376,285**	4,394,096
Total deposits (Restricted – $1.2 million) (a)	**15,208,231**	14,867,215
Federal funds purchased and securities sold under agreements to repurchase (Note 9)	**2,114,908**	2,874,353
Trading liabilities (Note 9)	**361,920**	293,387
Other short-term borrowings and commercial paper (Note 9)	**180,735**	761,758
Term borrowings (Restricted – $.8 billion) (a)	**3,228,070**	2,190,544
Other collateralized borrowings	**-**	700,589
Total term borrowings (Restricted – $.8 billion) (Note 10) (a)	**3,228,070**	2,891,133
Capital markets payables	**65,506**	292,975
Other liabilities (Restricted – $.1 million) (a)	**861,577**	785,389
Total liabilities (Restricted – $.8 billion) (a)	**22,020,947**	22,766,210
Equity:		
First Horizon National Corporation Shareholders' Equity:		
Preferred stock – no par value (shares authorized – 5,000,000; shares issued – series CPP 866,540 on December 31, 2009) (Note 12)	**-**	798,685
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 263,366,429 on December 31, 2010 and 236,098,434 on December 31, 2009) (b)	**164,604**	138,738
Capital surplus	**1,630,210**	1,208,649
Capital surplus common stock warrant – CPP (Note 12)	**83,860**	83,860
Undivided profits	**631,712**	891,580
Accumulated other comprehensive loss, net (Note 15)	**(127,546)**	(114,209)
Total First Horizon National Corporation Shareholders' Equity	**2,382,840**	3,007,303
Noncontrolling interest (Note 12)	**295,165**	295,165
Total equity	**2,678,005**	3,302,468
Total liabilities and equity	**$ 24,698,952**	$26,068,678

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Restricted balances parenthetically presented are as of December 31, 2010.
(b) Outstanding shares have been restated to reflect stock dividends distributed through January 1, 2011.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share data)	Year Ended December 31 2010	2009	2008
Interest income:			
Interest and fees on loans	**$ 697,934**	$ 769,748	$1,153,546
Interest on investment securities	**114,325**	141,853	162,306
Interest on loans held for sale	**18,767**	25,811	151,554
Interest on trading securities	**46,384**	53,162	114,625
Interest on other earning assets	**2,876**	2,365	24,694
Total interest income	**880,286**	992,939	1,606,725
Interest expense:			
Interest on deposits:			
Savings	**31,308**	38,886	79,921
Time deposits	**38,600**	60,857	101,225
Other interest-bearing deposits	**8,846**	5,012	13,863
Certificates of deposit $100,000 and more	**13,006**	27,709	76,293
Interest on trading liabilities	**18,090**	20,869	33,195
Interest on short-term borrowings	**7,435**	12,955	189,568
Interest on term borrowings	**32,163**	50,183	217,578
Total interest expense	**149,448**	216,471	711,643
Net interest income	**730,838**	776,468	895,082
Provision for loan losses	**270,000**	880,000	1,080,000
Net interest income/(loss) after provision for loan losses	**460,838**	(103,532)	(184,918)
Noninterest income:			
Capital markets	**424,034**	632,093	483,526
Mortgage banking	**167,364**	235,450	518,034
Deposit transactions and cash management	**144,838**	163,761	179,034
Trust services and investment management	**29,585**	29,482	33,821
Brokerage management fees and commissions	**24,602**	26,934	32,234
Insurance commissions	**17,944**	25,248	29,104
Debt securities gains, net	**374**	-	761
Equity securities gains/(losses), net	**10,548**	(1,178)	65,349
Losses on divestitures	**-**	(9,183)	(19,019)
All other income and commissions (Note 14)	**136,403**	152,236	145,546
Total noninterest income	**955,692**	1,254,843	1,468,390
Adjusted gross income after provision for loan losses	**1,416,530**	1,151,311	1,283,472
Noninterest expense:			
Employee compensation, incentives, and benefits	**688,808**	777,581	928,982
Repurchase and foreclosure provision	**189,830**	147,772	29,503
Foreclosed real estate	**24,944**	66,197	21,471
Legal and professional fees	**62,701**	66,121	62,173
Occupancy	**59,091**	65,402	103,573
Operations services	**59,768**	62,485	72,602
Deposit insurance premiums	**37,138**	46,272	14,664
Contract employment	**28,825**	36,217	33,515
Equipment rentals, depreciation, and maintenance	**28,906**	34,305	56,744
Communications and courier	**22,443**	26,960	38,183
Computer software	**30,627**	26,883	30,318
Miscellaneous loan costs	**12,367**	23,050	38,221
Amortization of intangible assets	**5,526**	6,017	8,229
Goodwill impairment	**-**	2,294	-
All other expense (Note 14)	**116,159**	184,289	174,136
Total noninterest expense	**1,367,133**	1,571,845	1,612,314
Income/(loss) before income taxes	**49,397**	(420,534)	(328,842)
Benefit for income taxes (Note 16)	**(19,083)**	(174,945)	(154,405)
Income/(loss) from continuing operations	**68,480**	(245,589)	(174,437)
Loss from discontinued operations, net of tax	**(6,877)**	(12,846)	(3,534)
Net income/(loss)	**61,603**	(258,435)	(177,971)
Net income attributable to noncontrolling interest	**11,402**	11,402	14,016
Net income/(loss) attributable to controlling interest	**$ 50,201**	$ (269,837)	$ (191,987)
Preferred stock dividends (a)	**107,970**	59,585	7,413
Net loss available to common shareholders	**$ (57,769)**	$ (329,422)	$ (199,400)
Basic loss per common share from continuing operations (Note 17)	**$ (0.22)**	$ (1.35)	$ (0.95)
Diluted loss per common share from continuing operations (Note 17)	**$ (0.22)**	$ (1.35)	$ (0.95)
Basic loss per share available to common shareholders (Note 17)	**$ (0.25)**	$ (1.41)	$ (0.96)
Diluted loss per share available to common shareholders (Note 17)	**$ (0.25)**	$ (1.41)	$ (0.96)
Weighted average common shares (Note 17)	**235,699**	234,431	206,681
Diluted average common shares (Note 17)	**235,699**	234,431	206,681

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Includes amortization related to discount of preferred stock – CPP.

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Capital Surplus – Warrants	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Noncontrolling Interest
Balance, December 31, 2007	126,366	$2,430,873	$ -	$ 78,979	$ 361,826	$ -	$1,742,892	$ (48,101)	$295,277
Adjustment to reflect change in accounting for split dollar life insurance (ASC 715-60)	-	(8,530)	-	-	-	-	(8,530)	-	-
Adjustment to reflect change in accounting for fair value of interest rate lock commitments (ASC 820)	-	(12,502)	-	-	-	-	(12,502)	-	-
Beginning balance, as adjusted	126,366	2,409,841	-	78,979	361,826	-	1,721,860	(48,101)	295,277
Net income/(loss)	-	(177,971)	-	-	-	-	(191,987)	-	14,016
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Cash flow hedges	-	(6)	-	-	-	-	-	(6)	-
Securities available for sale	-	21,852	-	-	-	-	-	21,852	-
Pension and postretirement plans:									
Prior service cost arising during period	-	(37)	-	-	-	-	-	(37)	-
Net actuarial gain/(loss) arising during period	-	(127,960)	-	-	-	-	-	(127,960)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	2,421	-	-	-	-	-	2,421	-
Comprehensive income/(loss)	-	(281,701)	-	-	-	-	(191,987)	(103,730)	14,016
Preferred stock and common stock warrant issuance - CPP	-	866,540	782,680	-	-	83,860	-	-	-
REIT preferred stock redemption	-	(112)	-	-	-	-	-	-	(112)
Cash dividends declared ($.33/share) (a)	-	(64,401)	-	-	-	-	(64,401)	-	-
Stock dividends declared	9,689	-	-	6,056	71,525	-	(77,581)	-	-
Common stock issuance (69 million shares issued at $10 per share net of offering costs)	69,000	659,656	-	43,125	616,531	-	-	-	-
Common stock repurchased	(30)	(306)	-	(19)	(287)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock - equity awards	258	(1,956)	-	128	(2,084)	-	-	-	-
Tax benefit from incentive plans	-	(7,910)	-	-	(7,910)	-	-	-	-
Stock-based compensation expense	-	9,034	-	-	9,034	-	-	-	-
Dividends paid to noncontrolling interest of subsidiary preferred stock	-	(14,016)	-	-	-	-		-	(14,016)
Other changes in equity	-	(37)	-	33	(33)	-	(37)	-	-
Balance, December 31, 2008	205,283	3,574,632	782,680	128,302	1,048,602	83,860	1,387,854	(151,831)	295,165
Net income/(loss)	-	(258,435)	-	-	-	-	(269,837)	-	11,402
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Securities available for sale	-	22,614	-	-	-	-	-	22,614	-
Pension and postretirement plans:									
Prior service cost arising during period	-	10,829	-	-	-	-	-	10,829	-
Net actuarial gain/(loss) arising during period (b)	-	3,541	-	-	-	-	-	3,541	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	638	-	-	-	-	-	638	-
Comprehensive income/(loss)	-	(220,813)	-	-	-	-	(269,837)	37,622	11,402

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Capital Surplus – Warrants	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Noncontrolling Interest
Preferred stock - (CPP) accretion	-	16,005	16,005	-	-	-	-	-	-
Preferred stock - (CPP) dividends	-	(59,543)	-	-	-	-	(59,543)	-	-
Stock dividends declared	15,532	-	-	9,708	157,398	-	(167,106)	-	-
Common stock repurchased	(35)	(392)	-	(22)	(370)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock - equity awards	1,200	501	-	750	(249)	-	-	-	-
Tax benefit from incentive plans	-	(5,701)	-	-	(5,701)	-	-	-	-
Stock-based compensation expense	-	8,969	-	-	8,969	-	-	-	-
Dividends paid to noncontrolling interest of subsidiary preferred stock	-	(11,402)	-	-	-	-	-	-	(11,402)
Other changes in equity	-	212	-	-	-	-	212	-	-
Balance, December 31, 2009	221,980	3,302,468	798,685	138,738	1,208,649	83,860	891,580	(114,209)	295,165
Adjustment to reflect adoption of amendments to ASC 810	-	(10,562)	-	-	-	-	(10,562)	-	-
Beginning balance, as adjusted	221,980	3,291,906	798,685	138,738	1,208,649	83,860	881,018	(114,209)	295,165
Net income	-	61,603	-	-	-	-	50,201	-	11,402
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Securities available for sale	-	(19,559)	-	-	-	-	-	(19,559)	-
Pension and postretirement plans:									
Net actuarial gain/(loss) arising during period	-	(3,425)	-	-	-	-	-	(3,425)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	9,647	-	-	-	-	-	9,647	-
Comprehensive income/(loss)	-	48,266	-	-	-	-	50,201	(13,337)	11,402
Preferred stock - (CPP) accretion	-	67,855	67,855	-	-	-	-	-	-
Preferred stock - (CPP) dividends	-	(115,635)	-	-	-	-	(115,635)	-	-
Redemption of preferred shares - CPP	-	(866,540)	(866,540)	-	-	-	-	-	-
Stock dividends declared	14,164	-	-	8,852	170,227	-	(179,079)	-	-
Common stock issuance (26.3 million shares issued at $10.50 per share net of offering costs)	26,316	263,103	-	16,448	246,655	-	-	-	-
Common stock repurchased	(119)	(1,345)	-	(74)	(1,271)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock - equity awards	1,025	180	-	640	(460)	-	-	-	-
Tax benefit from incentive plans	-	(5,577)	-	-	(5,577)	-	-	-	-
Stock-based compensation expense	-	11,987	-	-	11,987	-	-	-	-
Dividends paid to noncontrolling interest of subsidiary preferred stock	-	(11,402)	-	-	-	-	-	-	(11,402)
Other changes in equity	-	(4,793)	-	-	-	-	(4,793)	-	-
Balance, December 31, 2010	263,366	$2,678,005	$ -	$164,604	$1,630,210	$83,860	$ 631,712	$(127,546)	$295,165

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Per share data restated to reflect the effect of stock dividends declared through January 1, 2011.

(b) Includes a positive, after-tax effect of $18.3 million due to a curtailment. See Note 19 - Savings, Pension, and Other Employee Benefits.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31		
		2010	2009	2008
Operating Activities	Net income/(loss)	**$ 61,603**	$ (258,435)	$ (177,971)
	Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
	Provision for loan losses	**270,000**	880,000	1,080,000
	Provision/(benefit) for deferred income tax	**233,513**	(173,900)	(411,429)
	Depreciation and amortization of premises and equipment	**31,121**	32,538	41,278
	Amortization of intangible assets	**5,526**	6,017	8,229
	Net other amortization and accretion	**46,645**	43,176	47,941
	Decrease/(increase) in derivatives, net	**215**	186,578	(110,044)
	Market value adjustment on mortgage servicing rights	**31,146**	(67,813)	422,561
	Repurchase and foreclosure provision	**189,830**	147,772	29,503
	Fair value adjustment to foreclosed real estate	**18,097**	39,879	4,393
	Goodwill impairment	**3,348**	16,591	-
	Impairment of other intangible assets	**-**	341	4,034
	Losses on divestitures	**-**	9,183	19,019
	Stock-based compensation expense	**11,987**	8,969	9,034
	Excess tax provision from stock-based compensation arrangements	**5,577**	5,701	7,910
	Equity securities (gains)/losses, net	**(10,548)**	1,178	(65,349)
	Debt securities gains, net	**(374)**	-	(761)
	Gains on repurchases of debt	**(17,060)**	(16,412)	(33,845)
	Net losses on disposal of fixed assets	**3,015**	8,749	3,218
	Net (increase)/decrease in:			
	Trading securities	**(85,408)**	181,872	687,798
	Loans held for sale	**77,212**	114,153	2,926,558
	Capital markets receivables	**188,313**	844,528	(654,513)
	Interest receivable	**8,576**	15,061	46,314
	Mortgage servicing rights due to sale	**24,558**	87,273	256,323
	Other assets	**1,258**	(236,516)	(224,415)
	Net increase/(decrease) in:			
	Capital markets payables	**(227,469)**	(822,453)	529,070
	Interest payable	**(6,741)**	(31,144)	(51,765)
	Other liabilities	**(164,399)**	(172,499)	(16,018)
	Trading liabilities	**68,533**	(66,115)	(196,642)
	Total adjustments	**706,471**	1,042,707	4,358,402
	Net cash provided by operating activities	**768,074**	784,272	4,180,431
Investing Activities	Held to maturity securities:			
	Maturities	**-**	-	240
	Available for sale securities:			
	Sales	**551,652**	48,743	157,984
	Maturities	**1,042,020**	710,652	592,776
	Purchases	**(1,954,858)**	(287,464)	(729,984)
	Premises and equipment:			
	Purchases	**(42,631)**	(21,180)	(23,666)
	Net decrease/(increase) in:			
	Securitization retained interests classified as trading securities	**10,783**	63,994	47,336
	Loans	**993,700**	2,259,477	418,985
	Interest-bearing cash	**21,561**	(331,508)	(168,370)
	Cash receipts/(payments) related to divestitures	**-**	803	(40,608)
	Net cash provided by investing activities	**622,227**	2,443,517	254,693
Financing Activities	Common stock:			
	Exercise of stock options	**93**	3	511
	Cash dividends paid	**-**	-	(120,575)
	Repurchase of shares	**(1,345)**	(392)	(303)
	Issuance of common shares	**263,103**	-	659,656
	Issuance of preferred equity and common stock warrant - CPP	**-**	-	866,540
	Repayment of preferred equity - CPP	**(866,540)**	-	-
	Excess tax provision from stock-based compensation arrangements	**(5,577)**	(5,701)	(7,910)
	Cash dividends paid - preferred stock - CPP	**(47,780)**	(43,447)	-
	Cash dividends paid - preferred stock - noncontrolling interest	**(11,406)**	(12,741)	(14,459)
	Term borrowings:			
	Issuance	**496,345**	-	25,002
	Payments/maturities	**(279,723)**	(1,600,613)	(1,969,207)
	Net cash paid for repurchase of debt	**(87,840)**	(201,858)	(244,928)
	Repurchase of preferred stock of subsidiary	**-**	-	(112)
	Net increase/(decrease) in:			
	Deposits	**341,016**	625,432	(2,321,483)
	Short-term borrowings	**(1,340,468)**	(2,394,657)	(2,242,791)
	Net cash used by financing activities	**(1,540,122)**	(3,633,974)	(5,370,059)
	Net decrease in cash and cash equivalents	**(149,821)**	(406,185)	(934,935)
	Cash and cash equivalents at beginning of period	**918,595**	1,324,780	2,259,715
	Cash and cash equivalents at end of period	**$ 768,774**	$ 918,595	$ 1,324,780
Supplemental Disclosures	Total interest paid	**$ 155,493**	$ 246,832	$ 761,130
	Total income taxes paid	**2,100**	109,242	336,681
	Transfer from loans to other real estate owned *	**180,492**	217,733	51,841

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

* 2008 includes transferred loans for Q3 and Q4. Loan transfers for Q1 and Q2 are not available.

Notes to Consolidated Financial Statements

Note 1 ❑ Summary of Significant Accounting Policies

Basis of Accounting. The consolidated financial statements of First Horizon National Corporation ("FHN"), including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities ("VIE") for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. Following adoption of the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-17 on January 1, 2010, the assets and liabilities of FHN's consolidated residential mortgage securitization trusts have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of ASC 810, as amended, due to the assets being pledged to settle the trusts' obligations and the trusts' security holders having no recourse to FHN. Affiliates for which FHN is not considered the primary beneficiary and that FHN does not have a controlling financial interest in are accounted for by the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

Revenue Recognition. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized when the transactions are completed. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

Insurance Commissions. Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance.

Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services.

Brokerage Management Fees and Commissions. Brokerage management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales.

Statements of Cash Flows. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as "Capital markets receivables" or "Capital markets payables." Retained interests, in the form of excess interest, interest-only and principal-only strips from sales and securitizations of first lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Similarly, prior to the adoption of the provisions of FASB ASU 2009-17 on January 1, 2010, subordinated securities from sales and securitizations of first lien mortgages were recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Additionally, prior to the adoption of the provisions of FASB ASU 2009-17, retained interests, in the form of certificated residual interests from the securitization of second lien mortgages and home equity lines of credit ("HELOC") were recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in other income on the Consolidated Statements of Income. Following adoption of the provisions of ASU 2009-17 the trading securities recognized in relation to the subordinated securities and certificated residual interests were removed from the Consolidated Statements of Condition as the related trusts were newly consolidated based on amendments to ASC 810's consolidation methodology.

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment ("OTTI"). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and FHN's intent and ability to hold the security. Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity. Venture capital investments are classified as securities available for sale and are carried at fair value with unrealized gains and losses recognized in noninterest income.

Upon adoption of the provisions of the FASB Codification update to ASC 320-10-35 for the quarter ended March 31, 2009, the "intent and ability to hold to recovery" indicator was replaced for debt securities with a requirement that an entity's management assess whether it intends to sell a security or if it is more-likely-than-not that it will be required to sell the security prior to recovery for the debt security when determining other-than-temporary impairment. Realized gains and losses for investment securities are determined by the specific identification method and reported in noninterest income. Declines in value judged to be other-than-temporary based on FHN's analysis of the facts and circumstances related to an individual investment, including securities that FHN has the intent to sell, are also determined by the specific identification method, and reported in noninterest income. After adoption of the amendments to ASC 320-10-35, for impaired debt securities that FHN does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the other-than-temporary impairment recognized has been separated between the total impairment related to credit losses which is reported in noninterest income, and the impairment related to all other factors which is excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders' equity. Currently, FHN does not have other-than-temporarily impaired debt securities for which credit losses exist.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. As of December 31, 2010 and 2009, and for the three years ended December 31, 2010, all of FHN's securities purchased under agreements to resell were recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank ("FRB") or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds.

Collateral is valued daily and FHN may require counterparties to deposit additional securities or cash as collateral, or FHN may return cash or securities previously pledged by counterparties, or FHN may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions. As of both December 31, 2010 and 2009, FHN had pledged $1.5 billion of available for sale securities as collateral for these arrangements.

FHN's capital markets business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within Federal funds sold and securities purchased under agreements to resell in the Consolidated Statements of Condition. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

Loans Held for Sale and Securitization and Residual Interests. Prior to fourth quarter 2008, FHN originated first lien mortgage loans ("the warehouse") for the purpose of selling them in the secondary market, through sales to agencies for securitization, proprietary securitizations, and to a lesser extent through other whole loan sales. In addition, FHN evaluated its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future and sold certain of the second lien mortgages and home equity lines of credit ("HELOC") it produced in the secondary market through securitizations and whole loan sales through third quarter 2007. For periods ending prior to January 1, 2010, loan securitizations involved the transfer of the loans to qualifying special purpose entities ("QSPE") that were not subject to consolidation in accordance with ASC 860, "Transfers and Servicing". Upon the effective date of the provisions of FASB ASU 2009-16 and FASB ASU 2009-17 on January 1, 2010, the concept of a QSPE was removed from Generally Accepted Accounting Principles ("GAAP") and the criteria in ASC 810, "Consolidation", for determining the primary beneficiary of a VIE were amended, resulting in the re-evaluation of all securitization trusts to which FHN had previously transferred loans for consolidation under ASC 810's revised consolidation criteria. Following the re-evaluation of the trusts for consolidation upon adoption of the amendments to ASC 810, the majority of the mortgage securitization trusts to which FHN transferred loans remains unconsolidated as FHN is deemed not to be the primary beneficiary based on the interests it retained in the trusts. Under ASC 810, as amended, continual reconsideration of conclusions reached regarding which interest holder is the primary beneficiary of a trust is required. See Note 24 — Variable Interest Entities for additional information regarding FHN's consolidated and nonconsolidated mortgage securitization trusts. With FHN's current focus on origination of mortgages within its regional banking footprint and the sale of its national mortgage origination offices in third quarter 2008, loan sale and securitization activity has significantly decreased. Generally, FHN no longer retains financial interests in loans it transfers to third parties.

Loans originated or purchased for resale, together with mortgage loans previously sold which may be unilaterally called by FHN, are included in loans held for sale in the Consolidated Statements of Condition. Effective January 1, 2008, upon adoption of the provisions of the FASB Codification update to ASC 825, "Financial Instruments," FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Such loans are carried at fair value, with changes in the fair value of these loans recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. Interests retained from the sale or securitization of such loans are included as a component of trading securities on the Consolidated Statements of Condition, with related cash receipts and payments classified prospectively in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained. See Note 22 — Fair Value of Assets and Liabilities for additional information.

After adoption of the provisions of the Codification update to ASC 825, FHN continued to account for all mortgage loans held for sale which were originated prior to 2008 and for mortgage loans held for sale for which fair value accounting was not elected at the lower of cost or market value. For such loans, net origination fees and costs were deferred and included in the basis of the loans in calculating gains and losses upon sale. The value accreted during the time that the loan was a locked commitment was also included in the basis of first lien mortgage loans. The cost basis of loans qualifying for fair value hedge accounting under ASC 815, "Derivatives and Hedging", was adjusted to reflect changes in fair value. Gains and losses realized from the sale of these assets were included in noninterest income. Interests retained from the sale of such loans are included as a component of trading securities on the Consolidated Statements of Condition.

In conjunction with the adoption of the provisions of the FASB Codification update to ASC 820-10 for the quarter ended March 31, 2009, FHN revised its methodology for determining the fair value of certain loans within its mortgage warehouse. FHN now determines the fair value of the applicable loans using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. This change in methodology had a minimal effect on the valuation of the applicable loans. Previously, fair values of these loans were determined through reference to recent security trade prices for similar products, published third party bids, or observable whole loan sale prices with adjustments for differences in loan characteristics.

Mortgage loans insured by the Federal Housing Administration ("FHA") and mortgage loans guaranteed by the Veterans Administration ("VA") are generally securitized through the Government National Mortgage Association ("GNMA"). Generally, conforming conventional loans are securitized through government-sponsored enterprises ("GSE") such as the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). In addition, FHN has completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies or GSE. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as financing arrangements.

Interests retained from loan sales, including agency securitizations, include MSR and excess interest. Interests retained from proprietary securitizations include MSR and various financial assets. MSR are initially valued at fair value, and the remaining retained interests are initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of securitization or sale. All retained interests, including MSR, are carried at fair value.

Financial assets retained in a proprietary or agency securitization may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

The fair values of the certificated residual interests and the excess interest are determined using market prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. The fair value of these retained interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. In some instances, FHN retains interests in the loans it securitized by retaining certificated principal-only strips or subordinated bonds. FHN uses observable inputs such as trades of similar instruments, yield curves, credit spreads, and consensus prepayment speeds to determine the fair value of principal-only strips. The fair value of subordinated bonds is determined using the best available market information, which may include trades of comparable securities, independently provided spreads to other marketable securities, and published market research. Where no market information is available, the company utilizes an internal valuation model. As of December 31, 2009, no market information was available, and the subordinated bonds were valued using an internal model which includes assumptions about timing, frequency and severity of loss, prepayment speeds of the underlying collateral, and the yield that a market participant would require. As of December 31, 2010, no valuation was necessary due to the adoption of the provisions of ASU 2009-17 on January 1, 2010, which resulted in the removal of subordinated bonds from the Consolidated Statements of Condition as the related trust was newly consolidated based on amendments to ASC 810's consolidation methodology.

FHN recognizes all its classes of MSR at fair value. Classes of MSR are determined in accordance with FHN's risk management practices and market inputs used in determining the fair value of the servicing asset. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, and recent market activity and against its own experience.

Loans. Loans are stated at principal amounts outstanding, net of unearned income.

For purposes of the disclosures required pursuant to the adoption of amendments to ASC 310 effective December 31, 2010, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e. amortized cost or purchased credit impaired), risk characteristics of the loan, and an entity's method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial and industrial ("C&I") and commercial real estate ("CRE"). Commercial classes within C&I include general C&I, mortgage warehouse lending and the TRUPs portfolio. Commercial classes within commercial real estate include income CRE and residential CRE. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the combined credit card and other portfolios. Retail classes include HELOC and real estate installment loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), credit card and other. Due to the winding down nature and decreasing size of the One time close residential construction portfolio, in most cases the remaining balances and activity of this portfolio has been combined with and included within the other retail class.

Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period.

Impaired loans are generally carried on a nonaccrual status. For commercial loans within each portfolio segment and class placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. For retail loans within each portfolio segment and class, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. For all portfolio segments and classes, interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Commercial loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest, or the asset becomes well-secured and is in the process of collection. Also, loans for which all contractual amounts can reasonably be expected to be repaid (including arrearages) within a prudent period, and repayment has been in accordance with the contractual terms for a sustained period can also be returned to accrual status. Larger commercial loan balances (outstanding balances greater than $1 million) that are being returned to accrual status are subject to review by the Credit Risk Assurance Department.

Individually impaired loans are measured using either a discounted cash flow methodology or the estimated fair value of the underlying collateral less costs to sell, if the loan is considered collateral-dependent. In accordance with accounting standards, the discounted cash flow analysis utilizes the loan's effective interest rate for discounting expected cash flow amounts. For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Generally, FHN does not carry loan loss reserves for collateral dependent individually impaired loans.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and loan recoveries and is decreased by charged-off loans. Reserves are determined in accordance with the ASC Contingencies Topic ("ASC 450-20") and are composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes reserves for loans determined by management to be individually impaired. Reserves for individually impaired loans are established in accordance with the ASC Receivables Topic ("ASC 310-10"). Management uses analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends) to assess the adequacy of the ALLL as of the end of each reporting period. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment.

Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent) or the present value of expected future cash flows; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) reserve rates for the commercial segment are calculated based on historical net charge-offs and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); (4) management's estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in the commercial segment of the loan portfolio; (5) retail loans are segmented based on loan type; (6) reserve amounts for each retail portfolio segment are calculated using analytical models based on net loss experience and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); and (7) the reserve amount for each retail portfolio segment reflects management's estimate of probable incurred losses in the retail segment of the loan portfolio.

In 2009, management developed and began utilizing an Average Loss Rate Model ("ALR") for establishment of commercial portfolio reserve rates. ALR is a grade migration based approach that allows for robust segmentation and dynamic time period consideration. In comparison with the prior commercial reserve rate establishment, ALR is more sensitive to current portfolio conditions and provides management with additional detailed analysis into historical portfolio net loss experience. Consistent with the preceding approach, these reserve rates are then subject to management adjustment to reflect current events, trends and conditions (including economic considerations and trends) that affect the asset quality of the commercial loan portfolio. While the change to the ALR model improved visibility into the impact of current portfolio conditions, the result of the model change, after consideration of management adjustments used in both processes, was immaterial.

For commercial loans, reserves are established using historical net loss factors by grade level, loan product, and business segment. Relationship managers risk rate each loan using grades that reflect both the probability of default and estimated loss severity in the event of default. Portfolio reviews are conducted to provide independent oversight of risk grading decisions for larger credits. Loans with emerging weaknesses receive increased oversight through the "Watch List" process. For new "Watch List" loans, senior credit management reviews risk grade appropriateness and action plans. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers. This oversight is intended to bring consistent grading and allow timely identification of loans that need to be further downgraded or placed on nonaccrual status. When a loan becomes classified, the asset generally transfers to the specialists in the Loan Rehab and Recovery group where the accounts receive more detailed monitoring; at this time, new appraisals are typically ordered for real estate collateral dependent credits. Typically, loans are placed on nonaccrual if it becomes evident that full collection of principal and interest is at risk or if the loans become 90 days or more past due. This is applicable for all portfolio segments and classes of commercial loans.

Generally, classified commercial non-accrual loans over $1 million are deemed to be individually impaired and are assessed for impairment measurement. Individually impaired loans are measured based on the present value of expected future payments discounted at the loan's effective interest rate ("the DCF method"), observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the allowance for loan and lease losses; however, for impaired collateral-dependent loans FHN generally charges off the full difference between the book value and the estimated net realizable value. This is applicable for all portfolio segments and classes of commercial loans.

The initial method used for measuring impairment is the DCF method. For all loans assessed under the DCF method, it is necessary to project the timing and amount of the best estimate of future cash flows from the borrower's net rents received from the property, guarantor contributions, receiver or court ordered payments, refinances, etc. Once the amount and timing of the cash flow stream has been estimated, the net present value using the loan's effective interest rate is then calculated in order to determine the amount of impairment.

Where guarantor contributions are determined to be a source of repayment, an assessment of the guarantee is made. This guarantee assessment would include but not be limited to factors such as type and feature of the guarantee, consideration for the guarantee, key provisions of the guarantee agreement, and ability of the guarantor to be a viable secondary source of repayment.

Reliance on the guarantee as a viable secondary source of repayment is a function of an analysis proving capability to pay factoring in, among other things, liquidity, and direct/indirect debt cash flows. Therefore, a proper evaluation of each guarantor is critical. FHN establishes a guarantor's ability (financial wherewithal) to support a credit based on an analysis of recent information on the guarantor's financial condition. This would generally include income and asset information from sources such as recent tax returns, credit reports, and personal financial statements. In analyzing this information FHN seeks to assess a combination of liquidity, global cash flow, cash burn rate, and contingent liabilities to demonstrate the guarantor's capacity to sustain support for the credit and fulfill the obligation. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. Guarantor financial information is periodically updated throughout the life of the loan.

FHN presumes a guarantor's willingness to perform until financial support becomes necessary or if there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee.

In FHN's risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness is appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate.

FHN establishes guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor's obligation to pay is not considered if the performance was involuntary.

For impaired assets viewed as collateral dependent, fair value estimates are obtained from a recently received and reviewed appraisal. Appraised values are adjusted down for costs associated with asset disposal and for the estimates of any further deterioration in values since the most recent appraisal. Upon the determination of impairment for collateral-dependent loans, FHN charges off the full difference between book value and the best estimate of the asset's net realizable value. As of December 31, 2010, the total amount of individually impaired commercial loans is $455.5 million; $207.6 million of these loans are carried at the fair value of collateral less estimated costs to sell and do not carry reserves.

For retail consumer loans, reserve levels are established through the use of segmented roll-rate models. Loans are classified as substandard at 90 days delinquent. Consumer loan charge-offs follow regulatory guidance prescribed by the Federal Financial Institutions Examination Council ("FFIEC"). For consumer loans secured by real estate, a collateral position is assessed prior to the asset becoming 180 days delinquent. If the value does not support foreclosure, balances are charged-off and other avenues of recovery are pursued. If the value supports foreclosure, the loan is charged-down to net realizable value and is placed on nonaccrual status. When collateral is taken to OREO, the asset is assessed for further write-down relative to appraised value.

Future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

For all commercial loan portfolio segments and retail loan portfolio segments, all losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and buildings are three to fifteen and seven to forty-five years, respectively.

Real Estate Acquired by Foreclosure. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in "Real estate acquired by foreclosure" and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2010, FHN had $14.9 million in these foreclosed properties. All other real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of "Other intangible assets" and "Goodwill." The "Other intangible assets" represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment. While impairment of "Goodwill" recognized was immaterial to FHN for the year ended December 31, 2008, impairments of other intangible assets of $4.0 million were recognized during 2008 in relation to FHN's divestiture of certain mortgage banking operations and from the change in FHN's national banking strategy. For the year ended December 31, 2009, goodwill impairments of $16.6 million and an impairment of other intangible assets of $.2 million were recognized as a result of impairment assessments completed in relation to an agreement to sell FTN Equity Capital Markets ("FTN ECM") and in relation to the disposal of the First Horizon Insurance business in the Atlanta area. For the year ended December 31, 2010, an additional goodwill impairment of $3.3 million was recognized when the contracted sale of FTN ECM failed to close and FHN exited the business through a cessation of operations, while the impairment of other intangible assets during 2010 was immaterial to FHN. See Note 26 — Restructuring, Repositioning, and Efficiency Initiatives for additional information regarding the impairments of other intangible assets during 2008 and 2009 and the impairments of goodwill during 2009 and 2010.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers' needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 — Derivatives and Off-Balance Sheet Arrangements for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the liability method pursuant to ASC 740, "Income Taxes." Under this method, FHN's deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2006. The Internal Revenue Service ("IRS") is currently examining tax years 2006 - 2008. All proposed adjustments with respect to examinations of federal returns filed for 2005 and prior years have been settled.

The total balance of unrecognized tax benefits at December 31, 2010 and December 31, 2009, respectively, were $38.4 million and $30.0 million. FHN does not expect that unrecognized tax benefits will significantly increase or decrease within the next twelve months. FHN recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. FHN had approximately $7 million and $8 million accrued for the payment of interest at December 31, 2010 and December 31, 2009, respectively.

Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from options granted under FHN's stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists. As a result of the stock dividends declared in 2008, 2009, and 2010, weighted average basic and diluted shares were restated to reflect the effect of the stock dividends.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee's retirement eligibility date.

Repurchase and Foreclosure Provision. FHN historically presented charges related to repurchase obligations for junior lien consumer mortgage loan sales in noninterest income while similar charges arising from first lien mortgage originations and sales through the legacy national mortgage banking business were reflected in noninterest expense. In order to present such charges consistently, FHN determined in third quarter 2010 that charges relating to repurchase obligations should be reflected in noninterest expense in the line item called Repurchase and foreclosure provision on the Consolidated Statements of Income. Consequently, FHN retroactively applied this change which resulted in a reclassification of charges related to junior lien mortgage loan sales from noninterest income into noninterest expense. All applicable tables and associated narrative have been revised to reflect this change. This reclassification did not impact FHN's net income and all effects are included in the non-strategic segment.

Accounting Changes. Effective December 31, 2010, FHN adopted the provisions of FASB Accounting Standards Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), with the exception of certain disclosures about activity that occurs during a reporting period for which the requirements are effective for periods beginning after December 15, 2010. Additionally, in January 2011, FASB Accounting Standards Update 2011-01, "Deferral of the Effective Date of Disclosures About Troubled Debt Restructurings in Update No. 2010-20", was issued which temporarily delays the disclosure requirements related to modifications to be effective concurrent with the effective date of the proposed Accounting Standards Update, "Receivables (Topic 310): Clarifications to Accounting for Troubled Debt Restructurings by Creditors". ASU 2010-20 provides enhanced disclosures related to the credit quality of financing receivables and the allowance for credit losses, and provides that new and existing disclosures should be disaggregated based on how an entity develops its allowance for credit losses and how it manages credit exposures. Under the provisions of ASU 2010-20, additional disclosures required for financing receivables include information regarding the aging of past due receivables, credit quality indicators, and modifications of financing receivables. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the provisions of ASU 2010-20 related to disclosures as of the end of a reporting period, and the amendments to the rollforward of the allowance for credit losses, on December 31, 2010, FHN revised its disclosures accordingly.

Effective September 30, 2010, FHN adopted the provisions of FASB Accounting Standards Update 2010-11, "Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"). ASU 2010-11 amends ASC 815 to provide clarifying language regarding when embedded credit derivative features are not considered embedded derivatives subject to potential bifurcation and separate accounting. Upon adoption of the provisions of ASU 2010-11, re-evaluation of certain preexisting contracts is required to determine whether the accounting for such contracts is consistent with the amended guidance in ASC 815. If the fair value option is elected for an instrument upon adoption of the amendments to ASC 815, re-evaluation of such preexisting contracts is not required. As FHN does not have any preexisting contracts which require re-evaluation, the adoption of the Codification update to ASC 815 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective upon its issuance in February 2010, FHN adopted the provisions of FASB Accounting Standards Update 2010-09, "Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 amends ASC 855 to clarify that an entity must disclose the date through which subsequent events have been evaluated in both originally issued and restated financial statements unless the entity has a regulatory requirement to review subsequent events up through the filing or furnishing of financial statements with the Securities and Exchange Commission. Upon adoption of the provisions of ASU 2010-09, FHN revised its disclosures accordingly.

Effective January 1, 2010, FHN adopted the provisions of FASB Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), with the exception of the requirement to provide the activity of purchases, sales, issuances, and settlements related to recurring Level 3 measurements on a gross basis in the Level 3 reconciliation which is effective for quarters beginning after December 15, 2010. ASU 2010-06 updates ASC 820 to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. The updated provisions of ASC 820 also require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. Under ASC 820, as amended, separate disclosure is required in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 820, FHN revised its disclosures accordingly.

Effective January 1, 2010, FHN adopted the provisions of FASB Accounting Standards Update 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"). ASU 2009-16 updates ASC 860 to provide for the removal of the QSPE concept from GAAP, resulting in the evaluation of all former QSPEs for consolidation in accordance with ASC 810 on and after the effective date of the amendments. The amendments to ASC 860 modify the criteria for achieving sale accounting for transfers of financial assets and define the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The updated provisions of ASC 860 also provide that a transferor should recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. ASC 860, as amended, requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. Upon adoption of the amendments to ASC 860, FHN applied the amended disclosure requirements to transfers that occurred both before and after the effective date of the Codification update, with comparative disclosures included only for periods subsequent to initial adoption for those disclosures not previously required. The adoption of the Codification update to ASC 860 had no material effect on FHN's statement of condition, results of operations, or cash flows.

Effective January 1, 2010, FHN adopted the provisions of Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 amends ASC 810 to revise the criteria for determining the primary beneficiary of a VIE by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criterion which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Under ASC 810, as amended, separate presentation is required on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary. ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not required under such previous guidance.

Upon adoption of the amendments to ASC 810, FHN re-evaluated all former QSPEs and entities already subject to ASC 810 under the revised consolidation methodology. Based on such re-evaluation, consumer loans with an aggregate unpaid principal balance of $245.2 million were prospectively consolidated as of January 1, 2010, along with secured borrowings of $236.3 million, as the retention of mortgage servicing rights ("MSR") and other retained interests, including residual interests and subordinated bonds, resulted in FHN being considered the related trusts' primary beneficiary under the qualitative analysis required by ASC 810, as amended. MSR and trading assets held in relation to the newly consolidated trusts were removed from the mortgage servicing rights and trading securities sections of the Consolidated Statements of Condition, respectively, upon adoption of the amendments to ASC 810. As the assets of FHN's consolidated residential mortgage securitization trusts are pledged to settle the obligations due to the holders of the trusts' securities and since the security holders have no recourse to FHN, the asset and liability balances have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of ASC 810, as amended. Since FHN determined that calculation of carrying values was not practicable, the unpaid principal balance measurement methodology was used upon adoption, with the allowance for loan losses ("ALLL") related to the newly consolidated loans determined using FHN's standard practices. FHN recognized a reduction to the opening balance of undivided profits of approximately $10.6 million for the cumulative effect of adopting the amendments to ASC 810, including the effect of the recognition of an adjustment to the ALLL of approximately $24.6 million ($15.6 million net of tax) in relation to the newly consolidated loans. Further, upon adoption of the amendments to ASC 810, the deconsolidation of certain small issuer trust preferred trusts for which First Tennessee Bank National Association ("FTBNA") holds the majority of the mandatorily redeemable preferred capital securities (trust preferreds) issued but is not considered the primary beneficiary under the qualitative analysis required by ASC 810, as amended, resulted in reduction of loans net of unearned income and term borrowings on the Consolidated Statements of Condition by $30.5 million.

Effective January 1, 2010, FHN adopted the provisions of FASB Accounting Standards Update 2010-10, "Amendments for Certain Investment Funds" ("ASU 2010-10"). ASU 2010-10 delays the application of ASU 2009-17 for a reporting entity's interest in an entity that has the attributes of an investment company or for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. For entities that do not qualify for the deferral, ASU 2010-10 clarifies that related parties should be considered when evaluating whether each of the criteria related to permitted levels of decision maker or service provider fees in ASC 810 are met. Additionally, ASU 2010-10 amends ASC 810 to provide that when evaluating whether a fee is a variable interest in situations in which a decision maker or servicer provider holds another interest in the related VIE, a quantitative calculation may be used but should not be the sole basis for evaluating whether the other variable interest is more than insignificant. The adoption of the Codification update to ASC 810 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective December 31, 2009, FHN adopted the provisions of the FASB Codification Update to ASC 715 which provides detailed disclosure requirements to enhance the disclosures about an employer's postretirement benefit plan assets currently required by ASC 715-20-50. Upon adoption of the amendments to ASC 715, FHN revised its disclosures accordingly.

Effective December 31, 2009, FHN adopted the provisions of FASB Accounting Standards Update 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification" (ASU 2010-02). ASU 2010-02 clarifies the scope of the decrease in ownership guidance in ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary under ASC 810-10-50-1B. The adoption of the Codification update to ASC 810-10 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective December 31, 2009, FHN adopted the provisions of FASB Accounting Standards Update 2009-05, "Measuring Liabilities at Fair Value" (ASU 2009-05). ASU 2009-05 updates ASC 820 to clarify that a quoted price for the identical liability, when traded as an asset in an active market, is a Level 1 measurement for that liability when no adjustment to the quoted price is required. ASU 2009-05 further amends ASC 820 to provide that if a quoted price for an identical liability does not exist in an active market, the fair value of the liability should be measured using an approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Under the updated provisions of ASC 820, for such liabilities fair value will be measured using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. The adoption of the Codification update to ASC 820 had no material effect on FHN's statement of condition, results of operations, or cash flows.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Effective September 30, 2009, FHN adopted the provisions of FASB Accounting Standards Update 2009-01 which creates ASC 105, "Generally Accepted Accounting Principles." ASC 105 establishes the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP, other than guidance issued by the SEC. Under ASC 105, all guidance contained in the FASB Accounting Standards Codification carries an equal level of authority, with ASC 105 superseding all non-SEC accounting and reporting standards which existed as of its effective date. The effect of adopting the provisions of ASC 105 was immaterial to FHN. In accordance with ASC 105, all references to authoritative accounting standards have been revised to reflect their Codification citation.

Effective June 30, 2009, FHN adopted the provisions of the FASB Codification update to ASC 825-10-50, which requires disclosures about fair value of financial instruments in interim financial statements. ASC 825-10-50, as amended, requires that disclosures be included in both interim and annual financial statements of the methods and significant assumptions used to estimate the fair value of financial instruments. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 825-10-50, FHN revised its disclosures accordingly.

In April 2009, the FASB issued a Codification update to ASC 320-10-35 which replaces the "intent and ability to hold to recovery" indicator of other-than-temporary impairment in ASC 320-10-35 for debt securities. The updated provisions of ASC 320-10-35 specify that a debt security is considered other-than-temporarily impaired when an entity's management intends to sell the security or that it is more-likely-than-not that the entity will be required to sell the security prior to recovery of its cost basis. ASC 320-10-35, as amended, requires that for impaired held-to-maturity and available-for-sale debt securities that an entity does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the other-than-temporary impairment should be separated between the total impairment related to credit losses, which should be recognized in current earnings, and the amount of impairment related to all other factors, which should be recognized in other comprehensive income. ASC 320-10-35, as amended, discusses the proper interaction of its guidance with SEC Staff Accounting BulletinTopic 5M, which provides additional factors that must be considered in an other-than-temporary impairment analysis. ASC 320-10-35, as amended, also provides that in periods in which other-than-temporary impairments are recognized, the total impairment must be presented in the investor's income statement with an offset for the amount of total impairment that is recognized in other comprehensive income. ASC 320-10-35 requires additional disclosures including a rollforward of amounts recognized in earnings for debt securities for which an other-than-temporary impairment has been recognized and the noncredit portion of the other-than-temporary impairment that has been recognized in other comprehensive income. FHN initially applied the guidance provided in the Codification update to ASC 320-10-35 when assessing debt securities for other-than-temporary impairment as of March 31, 2009 and the effects of adoption were not material.

In April 2009, the FASB issued a Codification update to ASC 820-10 which provides factors that an entity should consider when determining whether a market for an asset is not active. If after evaluating the relevant factors, the evidence indicates that a market is not active, ASC 820-10 provides an additional list of factors that an entity must consider when determining whether events and circumstances indicate that a transaction which occurred in such inactive market is orderly. ASC 820-10, as amended, requires that entities place more weight on observable transactions determined to be orderly and less weight on transactions for which there is insufficient information to determine whether the transaction is orderly when determining the fair value of an asset or liability. The Codification update to ASC 820-10 requires enhanced disclosures, including disclosure of a change in valuation technique which results from its application and disclosure of fair value measurements for debt and equity securities by major security types. FHN initially applied the guidance provided in the Codification update to ASC 820-10 in its fair value measurements as of March 31, 2009 and the effects of adoption were not significant.

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 820 for existing fair value measurement requirements related to non-financial assets and liabilities which are recognized at fair value on a non-recurring basis. The effective date for the application of ASC 820's measurement framework to such non-financial assets and liabilities was previously delayed under transitional guidance issued by the FASB. ASC 820, as amended, establishes a hierarchy to be used in performing measurements of fair value. Additionally, the updated provisions of ASC 820 emphasize that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. ASC 820, as amended, also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. The effect of adopting the updated provisions of ASC 820 for non-financial assets and liabilities which are recognized at fair value on a non-recurring basis on January 1, 2009, was not significant to FHN. Effective January 1, 2008, FHN adopted ASC 820's Codification update for existing fair value measurement requirements related to financial assets and liabilities as well as to non-financial assets and liabilities which are remeasured at least annually. Upon the adoption of the updated provisions of ASC 820 for financial assets and liabilities as well as non-financial assets and liabilities remeasured at least annually on January 1, 2008, a negative after-tax cumulative-effect adjustment of $12.5 million was made to the opening balance of undivided profits for interest rate lock commitments which FHN previously measured under the guidance of ASC 815-10-45. The effect of the change in accounting for these interest rate lock commitments produced a positive effect of $19.4 million on 2008 pre-tax earnings as existing commitments were delivered as loans and additional commitments that would have been deferred under the guidance of ASC 815-10-45 were made. Substantially all commitments existing at August 31, 2008 were sold.

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 805 and ASC 810. ASC 805, as amended, requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, the updated provisions of ASC 805 provide that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. ASC 805, as amended, also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. ASC 810, as amended, requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under the updated provisions of ASC 810, any noncontrolling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, ASC 810, as amended, provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interests, respectively. The retrospective application of ASC 810's presentation and disclosure requirements resulted in an increase to consolidated net income of $14.0 million for 2008. FHN also recognized an increase of total shareholders' equity of $295.2 million upon adoption of the amendments to ASC 810 as a result of reclassifying the noncontrolling interest previously recognized on the Consolidated Statements of Condition as "Preferred stock of subsidiary" as a separate component of equity.

Effective January 1, 2009, FHN adopted the provisions of an additional Codification update to ASC 805 which requires that an acquirer recognize at fair value as of the acquisition date an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the asset or liability can be determined during the measurement period. ASC 805, as amended, provides that if the acquisition-date fair value of an asset acquired or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability should be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. Additionally, ASC 805, as amended, requires enhanced disclosures regarding assets and liabilities arising from contingencies which are recognized at the acquisition date of a business combination, including the nature of the contingencies, the amounts recognized at the acquisition date and the measurement basis applied. The adoption of the Codification update to ASC 805 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective January 1, 2009, FHN adopted the provisions of the Codification update to ASC 815-10-50 which provides amendments that enhance disclosures related to derivatives accounted for in accordance with ASC 815 and reconsiders existing disclosure requirements for such derivatives and any related hedging items. The additional disclosures provided in ASC 815-10-50, as amended, are required for both interim and annual reporting periods. Upon adoption of the Codification update to ASC 815-10-50, FHN revised its disclosures accordingly.

FHN also adopted the provisions of the Codification update to ASC 860-10 as of January 1, 2009, for initial transfers of financial assets executed after such date. The Codification update amends ASC 860-10 to permit a transferor and transferee to separately account for an initial transfer of a financial asset and a related repurchase financing that are entered into contemporaneously with, or in contemplation of, one another if certain specified conditions are met at the inception of the transaction. ASC 860-10, as amended, requires that the two transactions have a valid and distinct business or economic purpose for being entered into separately and that the repurchase financing not result in the initial transferor regaining control over the previously transferred financial asset. The effect of adopting the Codification update to ASC 860-10 was immaterial to FHN.

Effective December 31, 2008, FHN adopted the provisions of the Codification update to ASC 325 which aligns its impairment model for beneficial interests in securitized financial assets with the impairment model in ASC 320, resulting in a consistent determination of whether other-than-temporary impairments of available for sale or held to maturity debt securities have occurred. Since FHN recognizes all retained interests from securitization transactions at fair value as trading securities and as all of its beneficial interests classified as available for sale securities are outside the scope of ASC 325, the effect of adopting the Codification update to ASC 325 was immaterial to FHN.

Effective December 31, 2008, FHN adopted the provisions of the Codification update to ASC 815-10-50 which requires sellers of credit derivatives and similar guarantee contracts to make disclosures regarding the nature, term, fair value, potential losses, and recourse provisions for those contracts. Since FHN is not a seller of credit derivatives or similar financial guarantees, the effect of adopting the Codification update to ASC 815-10-50 was immaterial to FHN.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 825 which allows an irrevocable election to measure certain financial assets and liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under ASC 825, the fair value option may only be elected at the time of initial recognition of a financial asset or liability or upon the occurrence of certain specified events. Additionally, ASC 825 provides that application of the fair value option must be based on the fair value of an entire financial asset or liability and not selected risks inherent in those assets or liabilities. ASC 825 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. ASC 825 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. Upon adoption of the updated provisions of ASC 825, FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Additionally, in accordance with ASC 825's amendment of ASC 320, FHN began prospectively classifying cash flows associated with its retained interests in securitizations recognized as trading securities within investing activities in the Consolidated Statements of Cash Flows.

Effective January 1, 2008, FHN adopted SEC Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB No. 109) prospectively for derivative loan commitments issued or modified after that date. SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under ASC 825. FHN did not elect fair value accounting for any other loan commitments under ASC 825. The prospective application of SAB No. 109 and the prospective election to recognize substantially all new mortgage loan originations at fair value under ASC 825 resulted in a positive net impact of $1.0 million on 2008 pre-tax earnings.

Effective January 1, 2008, FHN adopted the provisions of the Codification update which amended ASC 820 to exclude ASC 840, "Leases," from its scope. The adoption of the Codification update to ASC 820 had no effect on FHN's statement of condition, results of operations, or cash flows.

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 715 which requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. FHN recognized a decrease to undivided profits of $8.5 million, net of tax, upon adoption of the amendments to ASC 715.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Effective January 1, 2008, FHN adopted the provisions of the Codification update to ASC 815 which permits the offsetting of fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Upon adoption of the amendments to ASC 815, entities were permitted to change their previous accounting policy election to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. ASC 815, as amended, requires additional disclosures for derivatives and collateral associated with master netting arrangements, including the separate disclosure of amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting arrangements as of the end of each reporting period for entities that made an accounting policy decision to not offset fair value amounts. FHN retained its previous accounting policy election to not offset fair value amounts recognized for derivative instruments under master netting arrangements upon adoption of the updated provisions of ASC 815, and has revised its disclosures accordingly.

FHN also adopted the provisions of the Codification update to ASC 815-20-25 as of January 1, 2008, for hedging relationships designated on or after such date. The updated provisions of ASC 815-20-25 explicitly permit use of the shortcut method for hedging relationships in which an interest rate swap has a nonzero fair value at inception of the hedging relationship which is attributable solely to the existence of a bid-ask spread in the entity's principal market under ASC 820. Additionally, ASC 815-20-25, as amended, allows an entity to apply the shortcut method to a qualifying fair value hedge when the hedged item has a trade date that differs from its settlement date because of generally established conventions in the marketplace in which the transaction to acquire or issue the hedged item is executed. Preexisting shortcut hedging relationships were analyzed as of the adoption date of the amendments to ASC 815-20-25 to determine whether they complied with the revised shortcut criteria at their inception or should be dedesignated prospectively. The adoption of the updated provisions of ASC 815-20-25 had no effect on FHN's financial position, results of operations, or cash flows as all of FHN's preexisting hedging relationships met the requirements of ASC 815-20-25, as amended, at their inception.

Note 2 ❑ Acquisitions and Divestitures

In first quarter 2010, FHN exited its institutional research business, FTN Equity Capital Markets ("FTN ECM"), and incurred a pre-tax goodwill impairment of $3.3 million (approximately $2 million after taxes). FHN exited this business through an immediate cessation of operations on February 1, 2010. Additional charges, primarily representing severance and contract terminations, of $6.1 million are included within the Loss from discontinued operations, net of tax line on the Consolidated Statements of Income in 2010 and relate to the effects of closing FTN ECM. These charges are included with the amounts described in Note 26 — Restructuring, Repositioning, and Efficiency. FHN had initially reached an agreement for the sale of this business which resulted in a pre-tax goodwill impairment of $14.3 million (approximately $9 million after taxes) in 2009; however, the contracted sale failed to close and was terminated in early 2010. The financial results of this business, including the goodwill impairments, are reflected in the Loss from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

In 2009, FHN continued its efforts to refocus on core businesses and executed the sale and closure of FHN's Atlanta insurance business and Louisville First Express Remittance Processing location ("FERP"). FHN recognized a loss of $7.5 million on the sale of the Atlanta insurance business and a $1.7 million loss on the FERP divestiture. These losses are reflected on the Consolidated Statements of Income as a Loss on divestiture within noninterest income. The losses on divestitures primarily reflect goodwill write-offs associated with the sales. Additionally, FHN recognized a goodwill impairment associated with certain assets excluded from the sale of the Atlanta insurance business. The loss is reflected as a goodwill impairment within noninterest expense on the Consolidated Statements of Income. See Note 7 — Intangible Assets for further discussion. FHN continues to have an insurance business within its Tennessee banking footprint and continues to operate other remittance processing locations.

During 2008, FHN sold more than 230 retail and wholesale mortgage origination offices nationwide, the loan origination and servicing platform, substantially all of FHN's mortgage origination pipeline and related hedges, certain fixed assets, and other associated assets. The purchaser did not acquire any portion of FHN's mortgage loan warehouse. FHN retained its mortgage operations in and around Tennessee, continuing to originate home loans for customers in its regional banking market footprint. FHN also sold servicing assets and related hedges on $19.1 billion of first lien mortgage loans and associated custodial deposits. Additionally, FHN entered into a subservicing agreement for the remainder of FHN's servicing portfolio. Generally, book value was paid for the assets and liabilities acquired, less a purchase price reduction. FHN recognized a loss on divestiture of $16.6 million in 2008. Gains and losses related to this transaction were included in the noninterest income section of the Consolidated Statements of Income as Losses on divestitures. See Note 6 — Mortgage Servicing Rights for divestitures of servicing rights.

In addition to the divestitures mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3 ❑ Investment Securities

The following tables summarize FHN's available for sale securities on December 31, 2010 and 2009:

	On December 31, 2010			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Treasuries	$ 87,188	$ 256	$ -	$ 87,444
Government agency issued MBS (a)	1,430,923	46,916	(7,881)	1,469,958
Government agency issued CMO (a)	1,136,607	32,133	-	1,168,740
Other U.S. government agencies (a)	50,426	2,800	-	53,226
States and municipalities	26,015	-	-	26,015
Equity (b)	226,012	-	(9)	226,003
Other	511	33	-	544
Total securities available for sale (c)	**$2,957,682**	**$82,138**	**$(7,890)**	**$3,031,930**

(a) Includes securities issued by government sponsored entities.
(b) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.2 million. The remainder is money market, venture capital, and cost method investments. Additionally, $5.4 million is restricted pursuant to a reinsurance contract agreement.
(c) Includes $2.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes. As of December 31, 2010, FHN had pledged $1.5 billion of the $2.7 billion pledged available for sale securities as collateral for securities sold under repurchase agreements.

	On December 31, 2009			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Treasuries	$ 47,983	$ 146	$ -	$ 48,129
Government agency issued MBS (a)	941,392	58,685	-	1,000,077
Government agency issued CMO (a)	1,148,599	42,919	(2,088)	1,189,430
Other U.S. government agencies (a)	111,849	6,296	-	118,145
States and municipalities	44,400	-	-	44,400
Equity (b)	293,318	450	(177)	293,591
Other	667	29	-	696
Total securities available for sale (c)	**$2,588,208**	**$108,525**	**$(2,265)**	**$2,694,468**

(a) Includes securities issued by government sponsored entities.
(b) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.3 million. The remainder is money market, venture capital, and cost method investments. Additionally, $44.0 million is restricted pursuant to reinsurance contract agreements.
(c) Includes $2.3 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes. As of December 31, 2009, FHN had pledged $1.5 bilion of the $2.3 billion pledged available for sale securities as collateral for securities sold under repurchase agreements.

National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional FRB. Given this requirement, Federal Reserve stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed.

Note 3 ❑ Investment Securities (continued)

The amortized cost and fair value by contractual maturity for the available for sale securities portfolio on December 31, 2010 are provided below:

(Dollars in thousands)	Available for Sale Amortized Cost	Available for Sale Fair Value
Within 1 year	$ 62,069	$ 62,112
After 1 year; within 5 years	75,545	78,558
After 5 years; within 10 years	2,795	2,795
After 10 years	23,220	23,220
Subtotal	163,629	166,685
Government agency issued MBS and CMO	2,567,530	2,638,698
Equity and other securities	226,523	226,547
Total	**$2,957,682**	**$3,031,930**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on realized gross gains and realized gross losses resulting from sales of the available for sale portfolio for the twelve months ended December 31:

(Dollars in thousands)	Available for Sale Debt	Equity	Total
December 31, 2010			
Gross gains on sales	$375	$ 354	$ 729
Gross losses on sales	(1)	-	(1)
December 31, 2009			
Gross gains on sales	$ -	$2,032	$2,032
Gross losses on sales	-	(381)	(381)
December 31, 2008			
Gross gains on sales	$ -	$1,314	$1,314
Gross losses on sales	-	-	-

Certain previously reported amounts have been reclassified to agree with current presentation.

Proceeds from the sale of AFS securities associated with the gains and losses reflected in the table above for the years 2010, 2009, and 2008, were $515.4 million, $4.4 million, and $44.6 million, respectively. Total net securities gains/losses recognized on the Consolidated Statements of Income were $10.9 million in 2010. However, this amount also includes gains/losses related to the sale and/or impairments of cost method investments (such as Visa Inc.) and unrealized losses recognized through earnings for venture capital investments. Accordingly, these amounts have been excluded from the table above. In 2010, FHN recognized a gain of $14.8 million that relates to the sale of a portion of FHN's Visa Inc. class B shares. Additionally, in 2010, FHN recognized losses of $4.6 million for write-downs of venture capital investments. In 2008, FHN recognized a gain of $65.9 million in connection with Visa Inc.'s initial public offering ("IPO"). As the investment in Visa is not classified as an AFS security, the 2010 and 2008 gains were excluded from the table above. See Note 18 — Restrictions, Contingencies, and Other Disclosures for additional discussion regarding FHN's investment in Visa Inc. class B shares. See Note 22 — Fair Value for additional discussion related to FHN's venture capital investments.

Losses totaling $.2 million, $.5 million, and $1.5 million for the years 2010, 2009, and 2008, respectively, were recognized for securities that, in the opinion of management have been other-than-temporarily impaired. In 2010, the OTTI relates to a marketable equity security while the OTTI recognized in 2009 and 2008 relates to cost method investment securities.

Note 3 ❑ Investment Securities (continued)

The following tables provide information on investments within the available for sale portfolio that have unrealized losses on December 31, 2010 and 2009:

	On December 31, 2010					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government agency issued MBS	$563,813	$(7,881)	$-	$-	$563,813	$(7,881)
Total debt securities	563,813	(7,881)	-	-	563,813	(7,881)
Equity	34	(9)	-	-	34	(9)
Total temporarily impaired securities	**$563,847**	**$(7,890)**	**$-**	**$-**	**$563,847**	**$(7,890)**

	On December 31, 2009					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government agency issued CMO	$142,430	$(2,088)	$ -	$ -	$142,430	$(2,088)
Total debt securities	142,430	(2,088)	-	-	142,430	(2,088)
Equity	-	-	55	(177)	55	(177)
Total temporarily impaired securities	$142,430	$(2,088)	$55	$(177)	$142,485	$(2,265)

FHN has reviewed investment securities that are in unrealized loss positions in accordance with its accounting policy for other-than-temporary impairment and does not consider them other-than-temporarily impaired. FHN does not intend to sell the debt securities and it is more-likely-than-not that FHN will not be required to sell the securities prior to recovery. The decline in value is primarily attributable to interest rates and not credit losses. For equity securities, FHN has both the ability and intent to hold these securities for the time necessary to recover the amortized cost.

Note 4 ☐ Loans

The following table provides the balance of loans by portfolio on December 31, 2010 and 2009:

(Dollars in thousands)	**2010**	2009
Commercial:		
Commercial, financial, and industrial	**$ 7,338,155**	$ 7,149,784
Commercial real estate		
Income CRE	**1,406,646**	1,774,123
Residential CRE	**263,878**	639,826
Retail:		
Consumer real estate	**5,617,619**	6,931,434
Permanent mortgage	**1,086,859**	1,085,668
One time close residential construction	**19,276**	229,487
Credit card & other	**292,648**	313,562
Restricted real estate loans (a)(b)	**757,491**	-
Loans, net of unearned income	**$16,782,572**	$18,123,884
Allowance for loan losses	**664,799**	896,914
Total net loans	**$16,117,773**	$17,226,970

(a) Prior to 2010, a portion of the amount was included in consumer real estate.
(b) 2010 includes $701.8 million of consumer real estate loans and $55.7 million of permanent mortgage loans.

On December 31, 2010, $4.2 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, $6.4 billion of consumer real estate loans and permanent mortgages were pledged to secure potential borrowings from the Federal Home Loan Bank.

FHN has a concentration of loans secured by residential real estate (46 percent of total loans), the majority of which is in the consumer real estate portfolio (33 percent of total loans). Permanent mortgages account for 6 percent of total loans. Restricted real estate loans, which is comprised primarily of HELOC but also includes permanent mortgages, is 5 percent of total loans. The remaining residential real estate loans are primarily in the residential CRE and one time close residential construction portfolios (2 percent of total loans) with national exposures being significantly reduced since 2008. Additionally, on December 31, 2010, FHN had bank-related and trust preferred loans ("TRUPs") (i.e., loans to bank and insurance-related businesses), totaling $.7 billion (9 percent of the C&I portfolio, or 4 percent of total loans). This component of the C&I portfolio has experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers.

Components of the Loan Portfolio

For purposes of the disclosures required pursuant to the adoption of amendments to ASC 310, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e. amortized cost or purchased credit impaired), risk characteristics of the loan, and an entity's method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial and industrial ("C&I") and commercial real estate ("CRE"). Commercial classes within C&I include general C&I, mortgage warehouse lending and the TRUPs portfolios. Mortgage warehouse lending includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Commercial classes within commercial real estate include income CRE and residential CRE. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the combined credit card and other portfolios. Retail classes include HELOC and real estate ("R/E") installment loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other. Restricted real estate loans include HELOCs that were previously securitized on balance sheet as well as HELOC and some permanent mortgages that were consolidated on January, 1, 2010, in conjunction with the adoption of amendments to ASC 810. See Note 1 for additional discussion of this accounting standard adoption. Due to the winding down nature and decreasing size of the One-time close ("OTC") residential construction portfolio, in most cases the remaining balances and activity of this portfolio has been combined with and included within the other retail class.

Allowance for Loan Losses

As previously discussed in Note 1, the Allowance for loan losses includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail loans, both determined in accordance with the ASC Topic related to Contingencies (ASC 450-20-50). The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends.) The slow economic recovery, weak housing market and elevated unemployment levels are examples of additional factors considered by management in determining the allowance for loan losses. Also included are reserves, determined in accordance with the Receivables Topic (ASC 310-10-45), for loans determined by management to be individually impaired. See additional discussion under "Impaired Loans."

To assess the quality of individual commercial loans, commercial loans are internally assigned a credit grade ranging from 1 to 16. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship manager performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of our servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, FHN utilizes a credit risk grading system that employs scorecards for particular categories of loans. The scorecards consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grades are frequently reviewed by Credit Risk Assurance to determine if the process continues to result in accurate loan grading across the portfolio.

The ALLL for smaller-balance homogenous retail loans is determined based on pools of similar loan types that have similar credit risk characteristics. FHN manages retail loan credit risk on a class basis. Reserves by portfolio are determined using analytical models that incorporate various factors including, historical delinquency trends, experienced loss frequencies, and experienced loss severities. Generally, reserves for retail loans reflect probable incurred losses in the portfolio that are expected to be recognized over the following twelve months.

The following table provides a rollforward of the allowance for loan losses by portfolio segment for 2010, 2009, and 2008:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate (a)	Permanent Mortgage (b)	Credit Card and Other (c)	Total
Balance as of January 1, 2008	$ 93,322	$ 130,447	$ 45,001	$ 993	$ 72,578	$ 342,341
Divestitures	-	(370)	-	-	-	(370)
Charge-offs	(105,621)	(193,518)	(124,102)	(6,913)	(162,275)	(592,429)
Recoveries	4,495	2,386	7,269	546	4,972	19,668
Provision	199,697	260,980	253,650	58,959	306,714	1,080,000
Balance as of December 31, 2008	191,893	199,925	181,818	53,585	221,989	849,210
Allowance – individually evaluated for impairment	6,556	5,747	-	-	-	12,303
Allowance – collectively evaluated for impairment	185,337	194,178	181,818	53,585	221,989	836,907
Loans, net of unearned as of December 31, 2008:						
Individually evaluated for impairment	43,918	430,172	1,361	1,939	7,389	484,779
Collectively evaluated for impairment	7,775,537	2,846,279	7,748,008	1,124,845	1,298,742	20,793,411
Total loans, net of unearned	7,819,455	3,276,451	7,749,369	1,126,784	1,306,131	21,278,190
Balance as of January 1, 2009	191,893	199,925	181,818	53,585	221,989	849,210
Charge offs	(129,283)	(277,461)	(224,853)	(63,004)	(182,360)	(876,961)
Recoveries	7,594	10,790	16,244	797	9,240	44,665
Provision	206,444	272,471	241,879	132,518	26,688	880,000
Balance as of December 31, 2009	276,648	205,725	215,088	123,896	75,557	896,914
Allowance – individually evaluated for impairment	18,048	2,746	5,997	3,996	857	31,644
Allowance – collectively evaluated for impairment	258,600	202,979	209,091	119,900	74,700	865,270
Loans, net of unearned as of December 31, 2009:						
Individually evaluated for impairment	103,616	405,458	25,766	26,229	3,098	564,167
Collectively evaluated for impairment	7,046,168	2,008,492	6,905,668	1,059,439	539,950	17,559,717
Total loans, net of unearned	7,149,784	2,413,950	6,931,434	1,085,668	543,048	18,123,884
Balance as of January 1, 2010	**276,648**	**205,725**	**215,088**	**123,896**	**75,557**	**896,914**
Adjustment due to amendments of ASC 810	**-**	**-**	**16,106**	**8,472**	**-**	**24,578**
Charge-offs	**(97,272)**	**(127,323)**	**(233,269)**	**(71,113)**	**(47,564)**	**(576,541)**
Recoveries	**11,630**	**13,030**	**16,300**	**1,658**	**7,230**	**49,848**
Provision	**48,463**	**63,653**	**178,125**	**2,096**	**(22,337)**	**270,000**
Balance as of December 31, 2010	**239,469**	**155,085**	**192,350**	**65,009**	**12,886**	**664,799**
Allowance – individually evaluated for impairment	**61,327**	**17,395**	**19,691**	**16,678**	**267**	**115,358**
Allowance – collectively evaluated for impairment	**178,142**	**137,690**	**172,659**	**48,331**	**12,619**	**549,441**
Loans, net of unearned as of December 31, 2010:						
Individually evaluated for impairment	**213,405**	**242,143**	**69,775**	**96,765**	**764**	**622,852**
Collectively evaluated for impairment	**7,124,750**	**1,428,381**	**6,249,637**	**1,045,792**	**311,160**	**16,159,720**
Total loans, net of unearned	**$7,338,155**	**$1,670,524**	**$6,319,412**	**$1,142,557**	**$ 311,924**	**$16,782,572**

(a) 2010 includes $42.1 million of reserves and $701.8 million of balances in restricted consumer real estate loans.
(b) 2010 includes $5.4 million of reserves and $55.7 million of balances in restricted permanent mortgage loans.
(c) Includes OTC.

Note 4 ❑ Loans (continued)

Impaired Loans

Generally, classified nonaccrual commercial loans over $1 million are deemed to be impaired and are assessed for impairment measurement in accordance with ASC 310-10. Under ASC 310-10, individually impaired loans are measured based on the present value of expected future payments discounted at the loan's effective interest rate ("the DCF method"), observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the allowance for loan and lease losses; however, for impaired collateral-dependent loans, FHN will, a majority of the time, charge off the full difference between the book value and the best estimate of net realizable value. Also, all commercial and retail consumer loans classified as troubled debt restructurings are deemed to be impaired and are assessed for impairment measurement in accordance with ASC 310-10.

The average balance of impaired loans was $593.5 million for 2010, $532.2 million for 2009, and $328.3 million for 2008. The tables below provide loan classes with the amount of recorded investment in impaired loans for which there is a related allowance for loan loss, the amount of recorded investment in impaired loans where there is no related allowance for loan loss, and the total unpaid principle balance of impaired loans as of December 31, 2010 and 2009.

	2010		
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans with no related allowance recorded:			
Commercial:			
General C&I	$ 44,459	$ 65,929	$ -
TRUPs	25,406	28,000	-
Income CRE	107,888	176,650	-
Residential CRE	59,402	127,126	-
Total	$237,155	$397,705	$ -
Impaired loans with related allowance recorded:			
Commercial:			
General C&I	$116,275	$117,644	$ 34,061
TRUPs	27,266	30,000	27,266
Income CRE	34,540	36,974	8,821
Residential CRE	40,313	44,091	8,574
Total	$218,394	$228,709	$ 78,722
Retail:			
HELOC	$ 25,375	$ 25,375	$ 7,161
R/E Installment Loan	44,399	44,399	12,530
Permanent Mortgage	96,765	96,765	16,679
Credit Card & Other	764	764	266
Total	$167,303	$167,303	$ 36,636
Total commercial	$455,549	$626,414	$ 78,722
Total retail	$167,303	$167,303	$ 36,636
Total impaired loans	$622,852	$793,717	$115,358

Note 4 ❑ Loans (continued)

(Dollars in thousands)	2009		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans with no related allowance recorded:			
Commercial:			
General C&I	$ 33,123	$103,726	$ -
TRUPs	10,549	12,700	-
Income CRE	148,359	224,830	-
Residential CRE	222,676	365,273	-
Total	$414,707	$706,529	$ -
Impaired loans with related allowance recorded:			
Commercial:			
General C&I	$ 32,757	$ 34,334	$ 7,220
TRUPs	27,186	30,000	10,828
Income CRE	21,259	24,904	1,898
Residential CRE	13,165	16,402	847
Total	$ 94,367	$105,640	$20,793
Retail:			
HELOC	$ 6,931	$ 6,931	$ 1,613
R/E Installment Loan	18,835	18,835	4,384
Permanent Mortgage	26,229	26,229	3,997
OTC	3,098	3,098	857
Total	$ 55,093	$ 55,093	$10,851
Total commercial	$509,074	$812,169	$20,793
Total retail	$ 55,093	$ 55,093	$10,851
Total impaired loans	$564,167	$867,262	$31,644

Asset Quality Indicators

As previously discussed, FHN employs a dual-grade commercial risk grading methodology to assign a probability of default ("PD") estimate and loss given default for each commercial loan. The methodology utilizes multiple scorecards that have been developed using a combination of objective and subjective factors specific to various portfolio segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. Each grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 11 are "pass" grades. PD 12 is referred to as the "pass-watch" grade and is assigned when a credit is judged to need additional attention. PD 13-16 corresponds to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). FHN utilizes these grades to measure, monitor and asses credit risk with the commercial loan portfolio. Loans are categorized into the appropriate grade, initially as a component of the approval of the loan, and subsequently throughout the life of the loan. Pass loan grades are required to be re-assessed annually or whenever there has been a material change in the financial condition of the borrower or structure of the relationship. Loans graded 13 or worse are re-assessed on a quarterly basis.

Note 4 ❑ Loans (continued)

The following tables provide the period end balances of commercial loan portfolio classes, disaggregated by PD grade for 2010 and 2009:

	2010					
(Dollars in millions)	General C&I	Mortgage Warehouse Lending	TRUPS (a)	Income CRE	Residential CRE	Total
PD Grade:						
1	$ 86	$ -	$ -	$ -	$ -	$ 86
2	87	-	-	4	-	91
3	143	-	-	16	-	159
4	199	-	-	8	-	207
5	360	-	-	24	1	385
6	666	88	-	53	-	807
7	855	214	-	96	5	1,170
8	997	387	-	151	5	1,540
9	491	112	-	146	3	752
10	463	12	-	82	4	561
11	493	-	-	113	3	609
12	246	2	-	30	7	285
13	422	-	276	167	14	879
14,15,16	423	2	101	375	121	1,022
Total loans collectively evaluated for impairment	5,931	817	377	1,265	163	8,553
Total loans individually evaluated for impairment	161	-	53	142	100	456
Total commercial loans	$ 6,092	$817	$430	$1,407	$264	$9,009

(a) Presented net of $35.6 million LOCOM valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade is "13". Portfolio reserve estimate considers recent financial performance of individual borrowers and other factors.

(Dollars in millions)	2009					
	General C&I	Mortgage Warehouse Lending	TRUPS (a)	Income CRE	Residential CRE	Total
PD Grade:						
1	$ 74	$ -	$ -	$ -	$ -	$ 74
2	36	-	-	4	-	40
3	73	-	-	8	-	81
4	207	-	-	13	-	220
5	412	-	-	31	1	444
6	460	35	-	77	-	572
7	962	101	-	114	4	1,181
8	890	317	-	213	13	1,433
9	519	216	-	178	6	919
10	427	36	-	61	3	527
11	536	-	-	149	11	696
12	314	-	-	97	8	419
13	535	-	299	271	45	1,150
14,15,16	503	2	93	388	313	1,299
Total loans collectively evaluated for impairment	5,948	707	392	1,604	404	9,055
Total loans individually evaluated for impairment	66	-	38	169	236	509
Total commercial loans	$6,014	$707	$430	$1,773	$640	$9,564

(a) Presented net of $35.6 million LOCOM valuation allowance.

The retail portfolio is comprised primarily of smaller balance loans which are very similar in nature in that most are standard products and are backed by residential real estate. Because of the similarities of retail loan-types, FHN is able to utilize the Fair Isaac's ("FICO") score, among other attributes, to assess the quality of consumer borrowers. FICO scores are refreshed on a quarterly basis and attempt to reflect the recent risk profile of the borrowers. Origination documentation type and accruing delinquency amounts are also other indicators of retail portfolio asset quality.

Note 4 ❑ Loans (continued)

The following tables reflect balances and various asset quality attributes by origination vintage for both the HELOC and real estate installment classes of loans in the Consumer Real Estate loan segment as of December 31, 2010:

HELOC Origination Vintage	**Period End Balance (a)**	Origination Characteristics Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 230.3**	75.5%	724	14.2%	42.3%	22.7%	**723**
2003	**321.3**	76.3%	733	24.4%	25.7%	15.4%	**730**
2004	**690.1**	79.5%	729	31.8%	17.3%	18.8%	**722**
2005	**855.3**	79.5%	735	16.5%	17.0%	11.7%	**722**
2006	**629.6**	76.8%	742	7.0%	24.4%	13.6%	**730**
2007	**629.6**	77.5%	746	13.8%	28.9%	14.3%	**734**
2008	**323.1**	74.1%	755	8.8%	69.7%	36.8%	**753**
2009	**204.5**	71.8%	756	0.0%	86.6%	45.3%	**759**
2010	**199.3**	73.0%	758	0.0%	94.9%	46.5%	**757**
Total	**$4,083.1**	77.2%	740	15.4%	33.6%	19.9%	**732**

(a) Includes $701.8 million of restricted loan balances.

R/E Installment Loans Origination Vintage	**Period End Balance**	Origination Characteristics Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 82.9**	77.2%	697	17.7%	62.3%	67.2%	**727**
2003	**222.2**	72.4%	726	3.1%	44.4%	77.5%	**731**
2004	**128.1**	73.6%	714	7.2%	51.4%	71.5%	**724**
2005	**343.2**	82.5%	722	25.7%	21.7%	27.8%	**721**
2006	**378.2**	78.3%	723	4.7%	25.5%	25.6%	**728**
2007	**519.9**	81.1%	732	15.7%	24.2%	24.3%	**734**
2008	**210.9**	76.8%	740	5.6%	78.7%	78.3%	**751**
2009	**133.9**	71.1%	753	0.0%	89.6%	82.6%	**760**
2010	**217.1**	82.1%	748	0.0%	89.2%	96.5%	**751**
Total	**$2,236.4**	78.3%	729	10.3%	44.4%	50.2%	**732**

Note 4 ❑ Loans (continued)

The following tables reflect balances and various asset quality attributes by origination vintage for both the HELOC and real estate installment classes of loans in the Consumer Real Estate loan segment as of December 31, 2009:

HELOC Origination Vintage	**Period End Balance**	Origination Characteristics Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 274.9**	76.0%	724	14.3%	42.9%	22.5%	**722**
2003	**338.6**	75.9%	735	22.5%	27.3%	14.6%	**732**
2004	**693.1**	78.4%	731	27.7%	19.6%	19.2%	**726**
2005	**1,000.7**	79.4%	735	16.6%	18.2%	11.5%	**723**
2006	**707.6**	76.9%	742	7.2%	24.2%	12.7%	**726**
2007	**701.9**	77.7%	746	14.8%	27.6%	13.4%	**733**
2008	**360.6**	74.4%	756	9.0%	68.9%	36.1%	**752**
2009	**220.2**	71.7%	756	0.0%	86.0%	46.2%	**754**
Total	**$4,297.6**	77.2%	740	15.4%	31.0%	18.1%	**730**

R/E Installment Loans Origination Vintage	**Period End Balance**	Origination Characteristics Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 113.5**	77.0%	698	19.3%	61.2%	67.1%	**695**
2003	**292.8**	72.5%	727	3.0%	44.6%	77.0%	**737**
2004	**166.5**	72.9%	716	5.5%	53.7%	73.1%	**719**
2005	**454.0**	82.1%	723	25.2%	23.4%	28.5%	**719**
2006	**472.6**	77.5%	725	3.3%	26.9%	26.6%	**711**
2007	**642.8**	80.5%	734	14.4%	26.2%	24.5%	**721**
2008	**309.1**	77.4%	741	10.1%	72.2%	71.3%	**737**
2009	**182.5**	72.5%	753	3.8%	80.4%	75.0%	**747**
Total	**$2,633.8**	77.8%	730	11.4%	40.3%	45.3%	**723**

Note 4 ❑ Loans (continued)

The following tables reflect origination documentation type for the permanent mortgage class and remaining OTC loans and accruing delinquency amounts for the smaller credit card and other portfolio classes. Full documentation reflects those loans whereby the borrower provided all necessary financial information in accordance with underwriting policy prior to origination of the loan. Currently, full documentation would typically require (for example) copies of W-2s, pay stubs and verification of employment. Non full documentation reflects those loans that were originated with anything less than pay stubs, personal financial statements, and tax returns from potential borrowers. Except for subsequent refinancing or approved modification events, classification of documentation type is determined at origination and is constant throughout the life of the loan.

	Permanent Mortgage (a)		One Time Close	
(Dollars in millions)	**2010**	2009	**2010**	2009
Documentation type:				
Full documentation	**$ 766.2**	$ 682.9	**$ 6.0**	$ 71.4
Non full documentation	**356.2**	383.6	**12.7**	151.5
Payment choice (Option ARM)	**19.5**	18.2	**0.5**	6.5
Sub-prime	**0.7**	0.8	**-**	-
Total	**$1,142.6**	$1,085.5	**$19.2**	$229.4

(a) 2010 includes $55.7 million of restricted loan balances.

	Credit Card		Other Retail	
(Dollars in millions)	**2010**	2009	**2010**	2009
Accruing delinquent balances:				
30-89 days past due	**$1.9**	$2.7	**$0.8**	$0.9
90+ days past due	**1.6**	2.8	**0.2**	0.1
Total	**$3.5**	$5.5	**$1.0**	$1.0

Nonaccrual and Past Due Loans

Loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance or if the terms of a loan have been modified through troubled debt restructuring efforts. When a loan is placed on nonaccrual status, FHN applies the entire amount of any subsequent payments (including interest) to the outstanding principal balance.

Note 4 ❑ Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2010:

(Dollars in thousands)	Accruing				Non-Accruing				
	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non-Accruing	Total Loans
Commercial (C&I):									
General C&I	$ 5,905,087	$ 26,508	$ 182	**$ 5,931,777**	$ 89,307	$18,154	$ 52,263	**$ 159,724**	**$ 6,091,501**
Mortgage warehouse lending	815,529	-	-	**815,529**	-	-	1,597	**1,597**	**817,126**
TRUPS (a)	376,856	-	-	**376,856**	-	-	52,672	**52,672**	**429,528**
Total commercial (C&I)	7,097,472	26,508	182	**7,124,162**	89,307	18,154	106,532	**213,993**	**7,338,155**
Commercial real estate:									
Income CRE	1,248,209	16,915	-	**1,265,124**	32,248	3,516	105,758	**141,522**	**1,406,646**
Residential CRE	144,524	8,409	-	**152,933**	26,095	3,283	81,567	**110,945**	**263,878**
Total commercial real estate	1,392,733	25,324	-	**1,418,057**	58,343	6,799	187,325	**252,467**	**1,670,524**
Consumer real estate:									
HELOC (b)	3,972,068	63,884	32,717	**4,068,669**	8,461	563	5,349	**14,373**	**4,083,042**
R/E installment loan	2,158,062	42,010	15,220	**2,215,292**	13,631	1,287	6,160	**21,078**	**2,236,370**
Total consumer real estate	6,130,130	105,894	47,937	**6,283,961**	22,092	1,850	11,509	**35,451**	**6,319,412**
Permanent mortgage (b)	959,431	28,041	29,367	**1,016,839**	15,088	9,814	100,816	**125,718**	**1,142,557**
Credit card & other:									
Credit card	188,921	1,912	1,604	**192,437**	-	-	-	**-**	**192,437**
Other (c)	99,259	798	154	**100,211**	-	-	19,276	**19,276**	**119,487**
Total credit card & other	288,180	2,710	1,758	**292,648**	-	-	19,276	**19,276**	**311,924**
Total loans, net of unearned	$15,867,946	$188,477	$79,244	**$16,135,667**	$184,830	$36,617	$425,458	**$ 646,905**	**$16,782,572**

(a) Includes LOCOM valuation allowance $35.6 million.
(b) Includes restricted loans.
(c) Includes OTC. All nonaccruing balances reflect OTC.

Note 4 ❑ Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2009:

(Dollars in thousands)	Accruing				Non-Accruing				
	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non-Accruing	Total Loans
Commercial (C&I):									
General C&I	$ 5,849,780	$ 65,487	$ 2,856	**$ 5,918,123**	$47,700	$ 3,533	$ 44,269	**$ 95,502**	**$ 6,013,625**
Mortgage warehouse lending	704,458	-	-	**704,458**	-	-	2,227	**2,227**	**706,685**
TRUPS (a)	391,739	-	-	**391,739**	-	-	37,735	**37,735**	**429,474**
Total commercial (C&I)	6,945,977	65,487	2,856	**7,014,320**	47,700	3,533	84,231	**135,464**	**7,149,784**
Commercial real estate:									
Income CRE	1,534,984	51,267	4,303	**1,590,554**	18,374	12,769	152,427	**183,570**	**1,774,124**
Residential CRE	341,348	23,737	-	**365,085**	5,852	2,450	266,439	**274,741**	**639,826**
Total commercial real estate	1,876,332	75,004	4,303	**1,955,639**	24,226	15,219	418,866	**458,311**	**2,413,950**
Consumer real estate:									
HELOC	4,192,231	55,120	41,273	**4,288,624**	1,960	874	6,128	**8,962**	**4,297,586**
R/E installment loan	2,561,442	38,667	24,801	**2,624,910**	3,607	756	4,575	**8,938**	**2,633,848**
Total consumer real estate	6,753,673	93,787	66,074	**6,913,534**	5,567	1,630	10,703	**17,900**	**6,931,434**
Permanent mortgage	895,553	32,220	59,986	**987,759**	11,358	1,682	84,869	**97,909**	**1,085,668**
Credit card & other:									
Credit card	186,563	2,657	2,816	**192,036**	-	-	-	**-**	**192,036**
Other (b)	137,512	21,866	1,788	**161,166**	-	4,572	185,274	**189,846**	**351,012**
Total credit card & other	324,075	24,523	4,604	**353,202**	-	4,572	185,274	**189,846**	**543,048**
Total loans, net of unearned	$16,795,610	$291,021	$137,823	**$17,224,454**	$88,851	$26,636	$783,943	**$899,430**	**$18,123,884**

(a) Includes LOCOM valuation allowance $35.6 million.
(b) Includes OTC. All nonaccruing balances reflect OTC.

On December 31, 2010 and 2009, FHN had loans classified as troubled debt restructurings of $282.8 million and $72.8 million, respectively. Additionally, FHN had restructured $56.0 million of loans held for sale as of December 31, 2010. For restructured loans in the portfolio, FHN had loan loss reserves of $54.9 million, or 19 percent, as of December 31, 2010. On December 31, 2010 and 2009, there were no significant outstanding commitments to advance additional funds to customers whose loans had been restructured.

Amounts due from customers on acceptances and bank acceptances outstanding of $3.5 million, $2.9 million, and $2.0 million on December 31, 2010, 2009, and 2008, respectively, are included in Other assets and in Other liabilities on the Consolidated Statements of Condition. OTC loans provided construction and permanent mortgage financing to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage had historically been classified as held for sale and sold. Due to the market disruptions experienced in 2008, demand in the secondary market for many of these permanent mortgages decreased significantly. FHN currently transfers the loans to held for sale or retains them in the loan portfolio based upon management's ability and intent at the time of conversion to permanent financing. FHN transferred $.2 billion and $.1 billion of OTC loans from the loan portfolio to held-for-sale in 2009 and 2008, respectively. There were no transfers in 2010. Additionally, FHN transferred $4.4 billion and $.6 billion of consumer real estate loans from held for sale into the loan portfolio in 2009, and 2008, respectively. There were no transfers in 2010.

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	**2010**	2009
Land	**$ 66,914**	$ 67,047
Buildings	**338,060**	333,450
Leasehold improvements	**44,880**	43,156
Furniture, fixtures, and equipment	**213,289**	190,289
Premises and equipment, at cost	**663,143**	633,942
Less accumulated depreciation and amortization	**340,824**	320,118
Premises and equipment, net	**$ 322,319**	$313,824

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2010, are shown below:

(Dollars in thousands)	
2011	$ 23,108
2012	17,329
2013	12,169
2014	9,843
2015	7,721
2016 and after	38,456
Total minimum lease payments	$108,626

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $2.5 million.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	**2010**	2009	2008
Rent expense, gross	**$32,673**	$38,070	$61,496
Sublease income	**(4,275)**	(4,368)	(4,043)
Rent expense, net	**$28,398**	$33,702	$57,453

Note 6 ❑ Mortgage Servicing Rights

FHN recognizes all classes of mortgage servicing rights at fair value. Classes of MSR are established based on market inputs used to determine the fair value of the servicing asset and FHN's risk management practices. See Note 22 — Fair Value, the "Determination of Fair Value" section for a discussion of FHN's MSR valuation methodology and Note 25 — Derivatives and Off-Balance Sheet Arrangements for a discussion of how FHN hedges the fair value of MSR. The balance of MSR included on the Consolidated Statements of Condition represents the rights to service approximately $28.8 billion and $42.2 billion of mortgage loans on December 31, 2010, and 2009, respectively, for which a servicing right has been capitalized.

In first quarter 2010, FHN adopted the amendments to ASC 810 which resulted in the consolidation of loans FHN previously sold through proprietary securitizations but retained MSR and significant subordinated interests subsequent to the transfer. In conjunction with the consolidation of these loans, FHN derecognized the associated servicing assets which are reflected in the rollfoward below.

Note 6 ❑ Mortgage Servicing Rights (continued)

In third quarter 2009, FHN reviewed the allocation of fair value between MSR and excess interest from prior first lien loan sales and securitizations and as a result, there was a net $11.1 million reclassification from trading securities to MSR. The reclassification had no effect on FHN's Consolidated Statements of Income as excess interest and MSR are highly correlated in valuation and both are recognized at fair value with changes in fair value being included within mortgage banking income. Following is a summary of changes in capitalized MSR as of December 31, 2010 and 2009:

(Dollars in thousands)	First Liens	Second Liens	HELOC	Total
Fair value on January 1, 2009	$354,394	$13,558	$ 8,892	$376,844
Addition of mortgage servicing rights	189	-	11	200
Reductions due to loan payments	(58,455)	(4,777)	(2,818)	(66,050)
Reductions due to sale	(77,591)	(8,134)	(1,548)	(87,273)
Reclassification from trading securities	11,077	-	-	11,077
Changes in fair value due to:				
Changes in valuation model inputs or assumptions	67,940	45	-	67,985
Other changes in fair value	(1,439)	482	785	(172)
Fair value on December 31, 2009	**$296,115**	**$ 1,174**	**$ 5,322**	**$302,611**
Adjustment due to adoption of amendments to ASC 810	(197)	(928)	(1,168)	$ (2,293)
Reductions due to loan payments	(34,943)	(41)	(1,201)	(36,185)
Reductions due to sale	(24,558)	-	-	(24,558)
Reductions due to exercise of cleanup calls	(1,110)	-	-	(1,110)
Changes in fair value due to:				
Changes in valuation model inputs or assumptions	(31,296)	-	-	(31,296)
Other changes in fair value	(199)	57	292	150
Fair value on December 31, 2010	**$203,812**	**$ 262**	**$ 3,245**	**$207,319**

Servicing, late, and other ancillary fees recognized within mortgage banking income were $92.1 million, $120.4 million, and $232.6 million for the years ended December 31, 2010, 2009, and 2008, respectively. Servicing, late, and other ancillary fees recognized within all other income and commissions were $3.8 million, $12.4 million, and $16.8 million for the years ended December 31, 2010, 2009, and 2008, respectively.

The total value of MSR declined $95.3 million during 2010. In 2010, FHN sold the rights to service $5.4 billion of loans, which resulted in a $24.6 million reduction in MSR attributable to loan sales. The balance decreased an additional $36.2 million due to loan payments. A decrease in mortgage rates during the year led to higher assumed prepayment speeds and resulted in a decrease in value of $31.1 million. In the fourth quarter of 2010, FHN exercised cleanup calls from proprietary securitization trusts that had previously been securitized with servicing retained. As these loans are now included on the Consolidated Statements of Condition, FHN derecognized $1.1 million of associated servicing assets.

In 2009, FHN sold the rights to service $14.2 billion of loans, which resulted in an $87.3 million reduction in MSR attributable to loan sales. The balance decreased an additional $66.1 million due to loan payments. An increase in mortgage rates during the year led to a decline in assumed prepayment speeds and resulted in an increase in value of $67.8 million.

FHN services a portfolio of mortgage loans related to transfers performed by other parties utilizing securitization trusts. The servicing assets represent FHN's sole interest in these transactions. The total MSR recognized by FHN related to these transactions was $4.2 million and $7.0 million at December 31, 2010 and 2009, respectively. The aggregate principal balance serviced by FHN for these transactions was $.7 billion and $.9 billion at December 31, 2010 and 2009, respectively. FHN has no obligation to provide financial support and has not provided any form of support to the related trusts. The MSR recognized by FHN has been included in the first lien mortgage loans column within the rollforward of MSR.

Note 6 ❑ Mortgage Servicing Rights (continued)

In prior periods FHN transferred MSR to third parties in transactions that did not qualify for sales treatment due to certain recourse provisions that were included within the sale agreements. FHN had $27.3 million and $39.7 million of MSR related to these transactions, respectively for the years ended December 31, 2010 and 2009, respectively. These MSR are included within the first liens mortgage loans column within the rollforward of MSR. The proceeds from these transfers have been recognized within other short term borrowings and commercial paper in the Consolidated Statements of Condition as of December 31, 2010 and 2009.

Note 7 ❑ Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)
December 31, 2007	$192,408	$56,907
Amortization expense	-	(8,229)
Impairment (b) (c)	-	(4,034)
Divestitures (c)	-	(32)
Additions	-	470
December 31, 2008	$192,408	$45,082
Amortization expense	-	(6,017)
Impairment (b) (c)	(16,591)	(341)
Divestitures (c)	(10,289)	(815)
Additions	-	347
December 31, 2009	$165,528	$38,256
Amortization expense	-	(5,526)
Impairment (b) (c)	(3,348)	-
Additions	-	151
December 31, 2010	**$162,180**	**$32,881**

(a) Represents customer lists, acquired contracts, premium on purchased deposits, and covenants not to compete.
(b) See Note 26 – Restructuring, Repositioning, and Efficiency for further details related to goodwill impairments.
(c) See Note 2 – Acquisitions and Divestitures for further details regarding goodwill related to divestitures.

The gross carrying amount of other intangible assets subject to amortization is $125.8 million on December 31, 2010, net of $92.9 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $5.3 million, $4.3 million, $3.9 million, $3.6 million, and $3.4 million for the twelve-month periods of 2011, 2012, 2013, 2014, and 2015, respectively.

In 2010, FHN recognized $3.3 million of goodwill impairments relating to the exit of FTN ECM operations. FHN also recognized an addition of other intangible assets of $.2 million related to the purchase of a book of business.

In 2009, FHN's non-strategic segment incurred pre-tax goodwill impairments of $14.3 million related to the initial agreement to sell FTN ECM. In connection with the divestiture of the Atlanta insurance business and FERP, FHN recognized goodwill write-offs of $8.0 million and $2.3 million, respectively, which are included in Losses on divestitures on the Consolidated Statements of Income. As a result of the closure of the remaining Atlanta insurance business that was excluded from the sale, there was an additional goodwill impairment of $2.3 million. FHN also recognized $.3 million of other intangible impairments related to customer lists, $.8 million of write-offs related to disposals, and additions of $.3 million.

In 2008, FHN recognized $4.0 million of intangible impairments. The impairments were related to noncompete agreements associated with the divestiture of certain mortgage banking operations and the write-off of state banking licenses due to FHN's focus on the Tennessee-based regional banking market.

Note 7 ❑ Intangible Assets (continued)

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2010. Gross goodwill, accumulated impairments, and accumulated divestiture-related write-offs were determined beginning on January 1, 2002, when a change in accounting requirements resulted in goodwill being assessed for impairment rather being amortized.

(Dollars in thousands)	Non-Strategic	Regional Banking	Capital Markets	Total
Gross goodwill	$ 171,474	$64,759	$97,421	$ 333,654
Accumulated impairments	(84,084)	-	-	(84,084)
Accumulated divestiture related write-offs	(57,162)	-	-	(57,162)
Net goodwill balance as of December 31, 2007	$ 30,228	$64,759	$97,421	$ 192,408
Additions	-	-	-	-
Impairments	-	-	-	-
Divestitures	-	-	-	-
Net change in goodwill during 2008	$ -	$ -	$ -	$ -
Gross goodwill	$ 171,474	$64,759	$97,421	$ 333,654
Accumulated impairments	(84,084)	-	-	(84,084)
Accumulated divestiture related write-offs	(57,162)	-	-	(57,162)
Net goodwill balance as of December 31, 2008	$ 30,228	$64,759	$97,421	$ 192,408
Additions	-	-	-	-
Impairments	(16,591)	-	-	(16,591)
Divestitures	(10,289)	-	-	(10,289)
Net change in goodwill during 2009	(26,880)	-	-	(26,880)
Gross goodwill	$ 171,474	$64,759	$97,421	$ 333,654
Accumulated impairments	(100,675)	-	-	(100,675)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)
Net goodwill balance as of December 31, 2009	$ 3,348	$64,759	$97,421	$ 165,528
Additions	-	-	-	-
Impairments	(3,348)	-	-	(3,348)
Divestitures	-	-	-	-
Net change in goodwill during 2010	(3,348)	-	-	(3,348)
Gross goodwill	$ 171,474	$64,759	$97,421	$ 333,654
Accumulated impairments	(104,023)	-	-	(104,023)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)
December 31, 2010	**$ -**	**$64,759**	**$97,421**	**$ 162,180**

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2010, which include Certificates of deposit under $100,000 and, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit $100,000 and more totaled $.6 billion on December 31, 2010. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)	
2011	$1,140,985
2012	280,227
2013	169,718
2014	211,199
2015	77,298
2016 and after	73,318
Total	$1,952,745

Note 9 ❑ Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2010, capital markets trading securities with a fair value of $5.7 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2010, 2009, and 2008 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Commercial Paper	Trading Liabilities	Other Short-term Borrowings
2010				
Average balance	**$2,615,536**	**$ -**	**$ 547,377**	**$ 227,772**
Year-end balance	**2,114,908**	**-**	**361,920**	**180,735**
Maximum month-end outstanding	**3,046,201**	**-**	**654,748**	**693,512**
Average rate for the year	**.24%**	**-**	**3.30%**	**.56%**
Average rate at year-end	**.22**	**-**	**3.01**	**.18**
2009				
Average balance	$2,486,296	$ 159	$ 536,161	$2,662,830
Year-end balance	2,874,353	-	293,387	761,758
Maximum month-end outstanding	2,874,353	310	565,858	4,734,408
Average rate for the year	.21%	1.57%	3.89%	.29%
Average rate at year-end	.17	-	4.13	.17
2008				
Average balance	$3,409,496	$2,325	$ 702,407	$5,136,144
Year-end balance	1,751,079	3,130	359,502	4,276,559
Maximum month-end outstanding	6,433,001	3,355	1,503,348	6,461,018
Average rate for the year	2.04%	2.79%	4.73%	2.33%
Average rate at year-end	.25	.51	4.82	.79

Note 10 ❑ Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN's Consolidated Statements of Condition on December 31:

(Dollars in thousands)	**2010**	2009
First Tennessee Bank National Association:		
Subordinated notes (a)		
Matures on January 15, 2015 – 5.05%	**$ 338,786**	$ 432,003
Matures on May 15, 2013 – 4.625%	**273,590**	272,120
Matures on April 1, 2016 – 5.65%	**287,357**	277,214
Bank notes (b)	**548,950**	697,453
Other collateralized borrowings – Matures on December 22, 2037 0.60% on December 31, 2010 and 0.55% on December 31, 2009 (c)	**51,241**	50,147
Federal Home Loan Bank borrowings (d)	**2,870**	3,022
Trust preferred debt (e)	**-**	30,500
First Horizon National Corporation:		
Subordinated capital notes (a)		
Matures on May 15, 2013 – 4.50%	**109,447**	108,875
Senior capital notes (a)		
Matures on December 15, 2015 – 5.375%	**500,492**	-
Subordinated notes (f)		
Matures on January 6, 2027 – 8.07%	**109,308**	109,697
Matures on April 15, 2034 – 6.30%	**205,883**	214,102
FT Real Estate Securities Company, Inc.:		
Cumulative preferred stock (a)		
Matures on March 31, 2031 – 9.50%	**45,625**	45,557
First Horizon ABS Trust:		
Other collateralized borrowings (g)		
Matures on October 25, 2034 0.42% on December 31, 2010 and 0.39% on December 31, 2009	**144,811**	165,107
Matures on October 26, 2026 0.39% on December 31, 2010 and 0.36% on December 31, 2009	**203,203**	236,226
Matures on September 25, 2029 0.39% on December 31, 2010 and 0.36% on December 31, 2009	**220,836**	249,110
Matures on January 25, 2024 0.67% on December 31, 2010	**17,854**	-
Matures on February 25, 2034 0.47% on December 31, 2010	**23,109**	-
Matures on October 25, 2034 0.54% on December 31, 2010	**93,651**	-
Matures December 2019 5.00% on December 31, 2010	**29,741**	-
Matures on September 1, 2032 6.41% on December 31, 2010	**21,316**	-
Total	**$3,228,070**	$2,891,133

(a) Qualifies for total capital under the risk-based capital guidelines.
(b) The bank notes were issued with variable interest rates and have remaining terms of less than 1 year. These bank notes had weighted average interest rates of 0.43 percent and 0.45 percent on December 31, 2010 and 2009, respectively.
(c) Secured by $51.2 million of trust preferred loans.
(d) The Federal Home Loan Bank borrowings were issued with fixed interest rates and have remaining terms of 1 to 19 years. These borrowings had weighted average interest rates of 2.40 percent and 2.39 percent on December 31, 2010 and 2009, respectively.
(e) Trust preferred notes had a weighted average interest rate of 6.04 percent as of December 31, 2009.
(f) See Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures for further details.
(g) Secured by $757.5 million of retail real estate residential loans. See Note 23 - Loan Sales and Securitizations for further details.

Note 10 ❑ Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2010 are as follows:

(Dollars in thousands)	
2011	$ 549,104
2012	154
2013	350,154
2014	154
2015	804,154
2016 and after	1,414,141

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines. In February 2005, FTBNA established a bank note program providing additional liquidity of $5.0 billion. This bank note program provided FTBNA with a facility under which it could continuously issue and offer short- and medium-term unsecured notes. FTBNA has not issued any bank notes under the program in the past three years and has suspended it in order to save certain costs. If FTBNA were to reactivate the program, certain program terms might have to be renegotiated with the note agents to reflect current market practices.

Note 11 ❑ Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures

On December 30, 1996, FHN, through its underwriter, sold $100 million of capital securities. First Tennessee Capital I ("Capital I"), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I's obligations with respect to the capital securities. The sole asset of Capital I was $103 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carried an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of FHN have a scheduled maturity of January 6, 2027; however, FHN redeemed the subordinated debentures and the Capital Securities in whole on January 14, 2011, for a redemption price equal to the liquidation amount plus accrued and unpaid interest. Prior to notification of redemption in December 2010, the capital securities qualified as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings (see Note 10 — Term Borrowings).

On March 29, 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II ("Capital II"), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, FHN has the option to redeem both prior to maturity. Currently, the capital securities qualify as Tier 1 capital. Beginning in 2013 Tier 1 capital treatment for these securities will begin phasing out. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings (see Note 10 — Term Borrowings).

Note 12 ❑ Preferred Stock and Other Capital

FHN Preferred Stock and Warrant

On November 14, 2008, FHN issued and sold 866,540 preferred shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP, along with a Warrant to purchase common stock. The issuance occurred in connection with, and is governed by, the Treasury Capital Purchase Program ("Capital Purchase Program") administered by the U.S. Treasury ("UST") under the Troubled Asset Relief Program ("TARP"). In connection with the issuance of the Preferred Shares, FHN also issued a Warrant, to purchase 12,743,235 common shares with an exercise price of $10.20 per share. The warrant is immediately exercisable and expires ten years after issuance. As a result of the stock dividends distributed through January 1, 2011, the Warrant was adjusted to cover 14,842,321 common shares at a purchase price of $8.757 per share. On December 22, 2010, FHN repurchased all of the preferred shares and remitted the accrued and unpaid dividends subsequent to offerings of common equity and debt which raised more than $750 million. As of December 31, 2010, the Warrant remained outstanding and continues to be held by the UST. The Warrant is presented in permanent equity on the Consolidated Statements of Condition in the amount of $83.9 million. Upon issuance of the preferred shares and common stock warrant, the proceeds received were allocated between the common stock warrant and preferred shares based on their relative fair values. The fair value of the preferred shares was determined by calculating the present value of expected cash flows using a 9.40 percent discount rate. The discount was being amortized over the initial five-year period using the constant yield method. Upon redemption of the preferred shares, FHN accelerated the amortization of the remaining discount which is included in preferred stock dividends on the Consolidated Statements of Income. The fair value of the Warrant, which was determined using the Black Scholes Options Pricing Model, assumed redemption prior to the increase in dividend rate on the five year anniversary. The warrant provides a mechanism for the parties to explore a possible repurchase by the issuer, and FHN is considering its options. Any such repurchase would be subject to agreement by both parties as well as regulatory assent. If no repurchase ultimately occurs, UST has indicated its current intention to dispose of the warrant by other means pursuant to its terms rather than hold the warrant indefinitely.

Subsidiary Preferred Stock

On September 14, 2000, FT Real Estate Securities Company, Inc. ("FTRESC"), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B ("Class B Preferred Shares"), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust ("REIT") established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent or in danger of becoming undercapitalized.

First Horizon Preferred Funding, LLC and First Horizon Preferred Funding II, LLC have each issued $1.0 million of Class B Preferred Shares. On December 31, 2010, 2009, and 2008, the amount of Class B Preferred Shares that are perpetual in nature that was recognized as Noncontrolling interest on the Consolidated Statements of Condition was $.3 million for all periods. The remaining balance has been eliminated in consolidation.

On March 23, 2005, FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock ("Class A Preferred Stock") with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2010, 2009, and 2008, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition for all periods.

Due to the nature of the subsidiary preferred stock issued by First Horizon Preferred Funding, LLC, First Horizon Preferred Funding II, LLC, and FTBNA, all components of other comprehensive income/(loss) included in the Consolidated Statements of Equity and income/(loss) from discontinued operations, net of tax included in the Consolidated Statements of Income have been attributed solely to FHN as the controlling interest holder. The component of income/(loss) from continuing operations attributable to FHN as the controlling interest holder is $57.1 million, $(257.0) million, and $(188.5) million during 2010, 2009, and 2008, respectively.

Note 13 ❑ Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (Leverage). Management believes, as of December 31, 2010, that FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, FTBNA's Total Capital, Tier 1 Capital, and Leverage ratios were 18.69 percent, 15.03 percent, and 11.95 percent, respectively, on December 31, 2010, and were 19.64 percent, 15.16 percent, and 12.56 percent, respectively, on December 31, 2009.

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association	
	Amount	Ratio	Amount	Ratio
On December 31, 2010:				
Actual:				
Total Capital	$3,749,586	18.65%	$4,032,289	20.26%
Tier 1 Capital	2,812,471	13.99	3,137,624	15.76
Leverage	2,812,471	10.96	3,137,624	12.33
For Capital Adequacy Purposes:				
Total Capital	1,608,222 ≥	8.00	1,592,416 ≥	8.00
Tier 1 Capital	804,111 ≥	4.00	796,208 ≥	4.00
Leverage	1,026,597 ≥	4.00	1,018,136 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			1,990,520 ≥	10.00
Tier 1 Capital			1,194,312 ≥	6.00
Leverage			1,272,670 ≥	5.00
On December 31, 2009:				
Actual:				
Total Capital	$4,691,010	21.92%	$4,481,786	21.16%
Tier 1 Capital	3,507,782	16.39	3,361,373	15.87
Leverage	3,507,782	13.36	3,361,373	12.91
For Capital Adequacy Purposes:				
Total Capital	1,712,033 ≥	8.00	1,694,688 ≥	8.00
Tier 1 Capital	856,016 ≥	4.00	847,344 ≥	4.00
Leverage	1,050,104 ≥	4.00	1,041,090 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			2,118,360 ≥	10.00
Tier 1 Capital			1,271,016 ≥	6.00
Leverage			1,301,362 ≥	5.00

Note 14 ❑ Other Income and Other Expense

Following is detail of "All other income and commissions" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)	**2010**	2009	2008
All other income and commissions:			
Bank-owned life insurance	**$ 25,898**	$ 19,744	$ 25,143
Bankcard income	**19,761**	20,161	22,081
Gains on repurchases of debt	**17,060**	16,412	33,845
ATM interchange fees	**14,169**	11,335	9,224
Other service charges	**10,442**	11,647	12,631
Electronic banking fees	**7,111**	6,020	6,217
Letter of credit fees	**6,493**	5,989	5,657
Deferred compensation (a)	**3,673**	7,686	(22,901)
Gains/(losses) from loan sales and securitizations	**2,883**	2,545	(8,625)
Reinsurance fees	**2,310**	9,130	11,919
Remittance processing	**2,008**	11,765	12,953
Federal flood certifications	**-**	-	3,869
Other	**24,595**	29,802	33,533
Total	**$136,403**	$152,236	$145,546
All other expense:			
Advertising and public relations	**$ 23,248**	$ 22,074	$ 32,738
Low income housing expense	**22,229**	22,000	18,734
Other insurance and taxes	**11,817**	12,388	8,705
Travel and entertainment	**10,224**	9,547	15,137
Customer relations	**7,079**	7,819	8,872
Employee training and dues	**4,821**	5,327	6,198
Supplies	**4,656**	4,661	10,586
Bank examinations costs	**4,578**	4,884	4,144
Fed service fees	**2,610**	5,078	7,053
Complimentary check expense	**2,405**	3,529	4,776
Loan insurance expense (b)	**(686)**	7,811	5,270
Other (c)(d)	**23,178**	79,171	51,923
Total	**$116,159**	$184,289	$174,136

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives, and benefits expense.
(b) 2010 includes cancellation of an HLTV insurance contract and return of $3.8 million of premiums.
(c) Includes a portion of net charges for restructuring, repositioning, and efficiency initiatives (Note 26).
(d) Includes net expense reversals related to Visa litigation matters of $13.0 million, $7.0 million, and $30.0 million in 2010, 2009, and 2008, respectively.

Note 15 ❑ Components of Other Comprehensive Income/(loss)

Following is detail of "Accumulated other comprehensive income/(loss)" as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)
December 31, 2007	$ 25,675	$ (9,638)	$ (48,101)
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	(10)	4	(6)
Unrealized market adjustments on securities available for sale	35,863	(13,882)	21,981
Adjustment for net gains/(losses) included in net income	(210)	81	(129)
Pension and postretirement plans:			
Prior service cost arising during period	(59)	22	(37)
Net actuarial gain/(loss) arising during period	(208,158)	80,198	(127,960)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	3,913	(1,492)	2,421
December 31, 2008	(168,661)	64,931	(151,831)
Other comprehensive income:			
Unrealized market adjustments on securities available for sale	34,759	(12,145)	22,614
Pension and postretirement plans:			
Prior service cost arising during period	17,088	(6,259)	10,829
Net actuarial gain/(loss) arising during period (a)	6,024	(2,483)	3,541
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	1,007	(369)	638
December 31, 2009	58,878	(21,256)	(114,209)
Other comprehensive income:			
Unrealized market adjustments on securities available for sale	(32,727)	12,731	(19,996)
Adjustment for net gains/(losses) included in net income	715	(278)	437
Pension and postretirement plans:			
Net actuarial gain/(loss) arising during period	(5,439)	2,014	(3,425)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	15,121	(5,474)	9,647
December 31, 2010	**$ (22,330)**	**$ 8,993**	**$(127,546)**

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Includes a positive, after-tax effect of $18.3 million due to a curtailment. See Note 19 - Savings, Pension, and Other Employee Benefits.

Note 16 ❑ Income Taxes

The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)	**2010**	2009	2008
Current:			
Federal	**$(218,898)**	$ (7,593)	$ 240,273
State	**(33,698)**	6,548	16,752
Deferred:			
Federal	**206,962**	(153,902)	(373,335)
State	**26,551**	(19,998)	(38,095)
Total	**$ (19,083)**	$(174,945)	$(154,405)

The effective tax rates for 2010, 2009, and 2008 were 38.63 percent, 41.60 percent, and 46.95 percent, respectively. Income tax expense differed from the amounts computed by applying the statutory federal income tax rate to income/(loss) before income taxes because of the following:

(Dollars in thousands)	**2010**	2009	2008
Federal income tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$ 17,289**	$(147,187)	$(115,095)
Increase/(decrease) resulting from:			
State income taxes	**(5,585)**	(8,743)	(13,864)
BOLI - cash surrender value	**(9,671)**	(2,533)	(5,381)
Tax credits	**(23,788)**	(22,312)	(19,064)
Goodwill	**-**	3,205	-
Other	**2,672**	2,625	(1,001)
Total	**$(19,083)**	$(174,945)	$(154,405)

Certain previously reported amounts have been reclassified to agree with current presentation.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN's management must believe that the realization of the DTA is more likely than not.

FHN evaluates the likelihood of realization of the $200.6 million net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2010, is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. A significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. FHN has sufficient carryback position, reversing DTL and potential tax planning strategies to fully recognize the DTA. In addition, FHN forecasts substantially more taxable income in the carryforward period, exclusive of tax planning strategies. Additionally, FHN believes that it will realize the net DTA within a significantly shorter period of time than the twenty year carryforward period allowed under the tax rules. Based on current analysis, FHN believes that its ability to realize the recognized $200.6 million net DTA is more likely than not.

Note 16 ❑ Income Taxes (continued)

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2010 and 2009, were as follows:

(Dollars in thousands)	**2010**	2009
Deferred tax assets:		
Loss reserves	**$ 163,746**	$410,972
Employee benefits	**91,864**	95,061
Investment in partnerships	**28,317**	23,149
Accrued expenses	**11,107**	22,060
Other	**38,769**	30,784
Gross deferred tax assets	**333,803**	582,026
Valuation allowance	**-**	-
Deferred tax assets after valuation allowances	**$ 333,803**	$582,026
Deferred tax liabilities:		
Capitalized mortgage servicing rights	**$ 39,312**	$ 58,597
Depreciation and amortization	**17,511**	15,892
Federal Home Loan Bank stock	**17,285**	17,094
Investment in debt securities (ASC 320)	**28,882**	41,335
Other intangible assets	**18,585**	19,671
Other	**11,616**	15,515
Gross deferred tax liabilities	**133,191**	168,104
Net deferred tax asset	**$ 200,612**	$413,922

Certain previously reported amounts have been reclassified to agree with current presentation.

The total balance of unrecognized tax benefits at December 31, 2010, was $38.4 million. The rollforward of unrecognized tax benefits follows:

(Dollars in thousands)	
Balance at December 31, 2008	$31,108
Increases related to prior year tax positions	2,086
Increases related to current year tax positions	500
Lapse of statute	(3,690)
Balance at December 31, 2009	$30,004
Increases related to prior year tax positions	**13,725**
Settlements	**(291)**
Lapse of statute	**(5,040)**
Balance at December 31, 2010	**$38,398**

Note 17 ❑ Earnings per Share

The following tables provide a reconciliation of the numerators used in calculating earnings/(loss) per share attributable to common shareholders:

(In thousands)	**2010**	2009	2008
Income/(loss) from continuing operations	**$ 68,480**	$(245,589)	$(174,437)
Loss from discontinued operations, net of tax	**(6,877)**	(12,846)	(3,534)
Net income/(loss)	**$ 61,603**	$(258,435)	$(177,971)
Net income attributable to noncontrolling interest	**11,402**	11,402	14,016
Net income/(loss) attributable to controlling interest	**$ 50,201**	$(269,837)	$(191,987)
Preferred stock dividends	**107,970**	59,585	7,413
Net loss available to common shareholders	**$ (57,769)**	$(329,422)	$(199,400)
Income/(loss) from continuing operations	**$ 68,480**	$(245,589)	$(174,437)
Net income attributable to noncontrolling interest	**11,402**	11,402	14,016
Preferred stock dividends	**107,970**	59,585	7,413
Net loss from continuing operations available to common shareholders	**$ (50,892)**	$(316,576)	$(195,866)

The following table provides a reconciliation of weighted average common shares to diluted average common shares:

(In thousands, except per share data)	**2010**	2009	2008
Weighted average common shares outstanding - basic (a)	**235,699**	234,431	206,681
Effect of dilutive securities	**-**	-	-
Weighted average common shares outstanding - diluted (a)	**235,699**	234,431	206,681

(a) All share data has been restated to reflect stock dividends distributed through January 1, 2011.

Earnings/(loss) per common share:	**2010**	2009	2008
Loss per share from continuing operations available to common shareholders	**$(0.22)**	$(1.35)	$(0.95)
Loss per share from discontinued operations, net of tax	**(.03)**	(.06)	(.01)
Net loss per share available to common shareholders	**$(0.25)**	$(1.41)	$(0.96)
Diluted earnings/(loss) per common share:			
Diluted loss per share from continuing operations available to common shareholders	**$(0.22)**	$(1.35)	$(0.95)
Diluted loss per share from discontinued operations, net of tax	**(.03)**	(.06)	(.01)
Net diluted loss per share available to common shareholders	**$(0.25)**	$(1.41)	$(0.96)

Due to the net loss attributable to common shareholders for the twelve months ended December 31, 2010, 2009, and 2008, no potentially dilutive shares were included in the loss per share calculations as including such shares would have been antidilutive. Stock options of 12.3 million, 15.6 million, and 20.0 million with weighted average exercise prices of $27.04, $27.48, and $28.15 per share for the twelve months ended December 31, 2010, 2009, and 2008, respectively, were not included in the computation of diluted loss per common share because such shares would have had an antidilutive effect on earnings per common share. Other equity awards of 3.3 million, 2.8 million, and .9 million for the twelve months ended December 31, 2010, 2009, and 2008, respectively, and 14.8 million potentially dilutive shares related to the CPP common stock Warrant were excluded from the computation of diluted loss per common share because such shares would have had an antidilutive effect on loss per common share. As of December 31, 2010, the underwriter of FHN's fourth quarter equity issuance had an option to purchase 1.1 million shares at a discounted exercise price of $10.03. The dilutive impact of this option would have been immaterial. The option expired on January 12, 2011 without being exercised.

Note 18 ❑ Restrictions, Contingencies, and Other Disclosures

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FHN's commercial banking subsidiary is required to maintain a certain amount of cash reserves. On December 31, 2010 and December 31, 2009, FHN's required reserves were $215.0 million and $200.0 million, respectively. At the end of 2010 and 2009, this requirement was met with $139.8 million and $142.8 million in vault cash, respectively, and also with Federal Reserve Bank deposits. Vault cash is reflected in "Cash and due from banks" on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as "Interest-bearing cash".

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2010, FTBNA had undivided profits of $1.1 billion, none of which was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was negative $542.8 million at December 31, 2010 and negative $468.0 million at January 1, 2011. FHN applied for and received approval to pay a dividend to the parent company in the amount of $300 million in fourth quarter 2010. The parent company utilized liquidity provided by this dividend, funds from the debt and equity offerings, and excess liquidity to redeem the TARP preferred shares in December 2010 and $103 million of subordinated debentures in January 2011. FTBNA has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2011.

The payment of cash dividends by FHN and FTBNA may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines and debt covenants. Furthermore, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.

In 2008, FHN issued and sold preferred stock and a common stock warrant under the U.S. Treasury's CPP. In fourth quarter 2010, FHN redeemed all preferred shares that were issued under the U.S. Treasury's CPP. While the shares were outstanding, FHN was not permitted to increase its cash common dividend without permission of the Treasury. Prior to the issuance, FHN paid a stock dividend in lieu of cash dividends.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $422.8 million, on December 31, 2010. The parent company had covered transactions of $3.5 million from FTBNA on December 31, 2010. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, or $845.5 million, on December 31, 2010. FTBNA's total covered transactions with all affiliates including the parent company on December 31, 2010 were $447.1 million.

Contingencies. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various claims and lawsuits are pending against FHN and its subsidiaries. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each pending matter may be. FHN establishes loss contingency reserves for litigation matters when estimated loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A reserve is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a reserve to be established at the low end of the range. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to pending matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN's operating results for any particular reporting period depending, in part, on the results from that period.

At December 31, 2010, based on the foregoing, there were no pending or threatened litigation matters as to which FHN had determined that material loss was probable or had established a material loss reserve.

Set out below is a discussion of pending or threatened litigation matters as to which FHN has determined, under applicable financial accounting guidance, that although material loss is not probable there is more than a slight chance of a material loss outcome for FHN. Because of the uncertainty of the potential outcomes of the legal proceedings associated with these matters, and also due to significant uncertainties regarding amounts claimed (in cases as to which claims are noted as unspecified), potential remedies that might be available or awarded (in all cases), the value of assets FHN may be required to repurchase (for those cases involving asset repurchase demands), and the status of the discovery process (for those cases where discovery is not substantially complete), FHN cannot determine probable loss or estimate a range of possible losses at this time that may result from these matters. In all such matters that involve claims in active litigation, and in those matters not in litigation where possible allegations can be anticipated, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously. FHN expects to reassess the reserve for these matters each quarter as they progress.

- Manufacturers & Traders Trust Company ("M&T") has filed an arbitration claim against FTBNA. The claim arises out of FTBNA's sale of multiple branch assets to M&T in 2007. The original demand for arbitration claims that FTBNA violated its obligations to repurchase home equity lines of credit ("HELOCs") that it sold to M&T as part of the asset sale agreement. M&T alleges that the loans either are not in conformity with FTBNA's representations about them or are not insured as FTBNA warranted, or both. At this time the claim has become a demand that FTBNA repurchase certain HELOCs having an original principal balance of $45.5 million. At December 31, 2010, there were charged-off loans of $8.9 million for the HELOCs at issue, and an unpaid principal balance of $26.8 million.

- FTN Financial Securities Corp. ("FTN") and FTBNA, along with a former executive officer, Frank J. Gusmus, Jr., and two former employees, have received written "Wells" notices from the Staff of the United States Securities and Exchange Commission (the "SEC") stating that the Staff intends to recommend that the SEC bring enforcement actions for allegedly aiding and abetting a former FTN customer, Sentinel Management Group, Inc. ("Sentinel"), in violations of the federal securities laws. The subject of the Wells notices is a 2006 year-end securities repurchase transaction entered into by FTN with Sentinel. A Wells notice by the SEC Staff is neither a formal allegation of wrongdoing nor a determination by the SEC that there has been wrongdoing. A Wells notice generally provides the recipient with an opportunity to provide his, her, or its perspective to address the Staff's concerns prior to enforcement action being taken by the SEC. FHN believes that its subsidiaries and employees complied with all applicable laws and regulations regarding the transaction. FHN intends to work within the Wells process to try to resolve this matter. If enforcement actions are brought nonetheless, FHN believes they have meritorious defenses and they intend to advance those defenses vigorously.

- The Chapter 11 Liquidation Trustee (the "Trustee") of Sentinel has filed two complaints in the U.S. District Court for the Northern District of Illinois, Eastern Division (Case Nos. 1:08-cv-06587 and 1:09-cv-02258) against FTN and two former FTN employees. The Trustee's claims relate to Sentinel's purchases of Preferred Term Securities Limited ("PreTSL") products and other securities from FTN and/or the FTN Financial Capital Markets division of FTBNA from March 2005 to August 2007. Collectively, the claims alleged in the complaints are: aiding and abetting breach of fiduciary duty; commercial bribery; federal securities fraud; negligent misrepresentation; violation of the Illinois Blue Sky Law and the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The Trustee seeks, among other things: compensatory damages of approximately $126 million; unspecified punitive damages; disgorgement of profits, fees and commissions; rescission of securities purchases; avoidance of allegedly fraudulent transfers; and unspecified interest, costs, and attorney's fees.

As indicated above, the foregoing matters are those as to which FHN has determined, under applicable financial accounting guidance, that material loss is not probable.

The following are pending litigation matters as to which directors or senior executives of FHN are named as defendants in connection with the performance of their duties on behalf of FHN.

- A shareholder, Cranston Reid, has filed a putative derivative lawsuit in the U.S. District Court for the Western District of Tennessee, Western Division (Case No. 2:10cv02413-STA-cgc) against various former and current officers and directors of FHN. FHN is named as a nominal defendant, though no relief is sought against it. The complaint alleges the following causes of action: breach of fiduciary duty, abuse of control, gross mismanagement, and unjust enrichment. The claimed breach of fiduciary duty and other causes of action stem from a number of alleged events, including: certain litigation matters, both pending and previously disposed, unrelated to this plaintiff; certain matters that allegedly could become litigation matters, unrelated to this plaintiff; a matter that previously had been investigated and concluded, unrelated to this plaintiff; and an alleged general use of allegedly unlawful and high-risk banking practices. FHN believes the defendants have meritorious defenses to this complaint–including that the complaint fails to state any legally cognizable claim–and intends to advance those defenses vigorously.

- A shareholder, Troy Sims, has filed a putative class action lawsuit in the U.S. District Court for the Western District of Tennessee, Western Division (Case No. 2:08-cv-02293-STA-cgc) against FHN and various former and current officers and directors of FHN. The complaint alleges causes of action under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), related to FHN's Savings Plan, which is a 401(k) savings plan offered to eligible employees. Specifically, the complaint alleges that defendants breached fiduciary duties owed to Plan participants by: (i) failure to prudently and loyally manage the Plan's investment in First Horizon stock and certain proprietary mutual funds; (ii) failure to provide accurate information to participants and beneficiaries; (iii) failure to monitor other Plan fiduciaries; and (iv) breach of co-fiduciary obligations. For these alleged violations, plaintiffs seek to require defendants to pay Plan participants unspecified damages resulting from the decline in value of First Horizon stock between January 2006 and July 14, 2008 and associated with participants' investment in proprietary mutual funds offered by the Plan between May 2002 and January 2006. FHN believes the defendants have meritorious defenses to this complaint and intends to advance those defenses vigorously.

Visa Matters. FHN is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. ("Visa"). Upon completion of the reorganization, the members of the Visa USA network remained contingently liable for certain Visa litigation matters. Based on its proportionate membership share of Visa USA, FHN recognized a contingent liability of $55.7 million within noninterest expense in fourth quarter 2007 related to this contingent obligation.

In March 2008, Visa completed its initial public offering ("IPO"). Visa funded an escrow account from its IPO proceeds to be used to make payments related to the Visa litigation matters. Upon funding of the escrow, FHN reversed $30.0 million of the contingent liability previously recognized with a corresponding credit to noninterest expense for its proportionate share of the escrow account. A portion of FHN's class B shares of Visa were redeemed as part of the IPO resulting in $65.9 million of equity securities gains in first quarter 2008.

In October 2008, Visa announced that it had agreed to settle litigation with Discover Financial Services for $1.9 billion. Of this settlement amount, $1.7 billion was funded from the escrow account established as part of Visa's IPO. In connection with this settlement, FHN recognized additional expense of $11.0 million within noninterest expense in third quarter 2008. In December 2008, Visa deposited additional funds into the escrow account and FHN recognized a corresponding credit to noninterest expense of $11.0 million for its proportionate share of the amount funded.

In July 2009, Visa deposited an additional $700 million into the escrow account. Accordingly, FHN reduced its contingent liability by $7.0 million through a credit to noninterest expense.

In May 2010, Visa deposited an additional $500 million into the escrow account and FHN recognized a corresponding reduction of its contingent liability and a credit to noninterest expense of $5.0 million for its proportionate share of the amount funded. Visa deposited an additional $800 million into the escrow account during October 2010 and FHN reduced its contingent liability by $8.0 million through an additional credit to noninterest expense. After the partial share redemption in conjunction with the IPO, FHN held approximately 2.4 million class B shares of Visa. In December 2010, FHN sold 440,000 of its shares, reducing its holdings to approximately 2.0 million shares. FHN's Visa shares are included in the Consolidated Statements of Condition at their historical cost of $0. Conversion of these shares into class A shares of Visa and, with limited exceptions, transfer of these shares is restricted until the later of the third anniversary of the IPO or the final resolution of the covered litigation. The final conversion ratio will fluctuate based on the ultimate settlement of the Visa litigation matters for which FHN has a proportionate contingent obligation. Future funding of the escrow will dilute this exchange rate by an amount that is yet to be determined.

In conjunction with the sale of a portion of its Visa class B shares in December 2010, FHN and the purchaser entered into a derivative transaction whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa class B shares into Visa class A shares is adjusted. At the time of the sale the current conversion ratio of Visa class B shares to Visa class A shares was approximately 51 percent. FHN determined that the initial fair value of the derivative was equal to a pro rata portion of the previously accrued contingent liability for Visa litigation matters attributable to the 440,000 Visa class B shares sold. This amount was determined to be a liability of $1.0 million.

Other Disclosures – Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2010, the cash surrender value of these policies, which is included in "Other assets" on the Consolidated Statements of Condition, was $639.6 million. There are restrictions on $36.2 million of the proceeds from these benefits which relate to certain compensation plans. FHN has not borrowed against the cash surrender value of these policies.

Other Disclosures – Indemnification Agreements and Guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

FHN is subject to potential liabilities and losses in relation to loans that it services, and in relation to loans that it originated and sold. FHN evaluates those potential liabilities and maintains reserves for potential losses. In addition, FHN has agreements with the purchaser of its national home loan origination and servicing platforms that create obligations and potential liabilities.

Servicing. FHN services a predominately first lien mortgage loan portfolio which was $28.8 billion as of December 31, 2010. A substantial portion of the servicing portfolio is serviced through a subservicer. A significant portion of which is held by Fannie Mae ("FNMA") and private security holders, with less significant portions held by Ginnie Mae ("GNMA") and Freddie Mac ("FHLMC"). In connection with its servicing activities, FHN collects and remits the principal and interest payments on the underlying loans for the account of the appropriate investor. In the event of delinquency or non-payment on a loan in a private or agency securitization: (1) the terms of the private securities agreements require FHN, as servicer, to continue to make monthly advances of principal and interest ("P&I") to the trustee for the benefit of the investors; and (2) the terms of the majority of the agency agreements may require the servicer to make advances of P&I, or to repurchase the delinquent or defaulted loan out of the trust pool. For servicer advances of P&I under the terms of private and GSE securitizations, FHN can utilize payments of P&I received from other prepaid loans within a particular loan pool in order to advance P&I to the trustee for the benefit of the investors. In the event payments are ultimately made by FHN to satisfy this obligation, P&I advances and servicer advances are recoverable from: (1) the liquidation proceeds of the property securing the loan, in the case of private securitizations and (2) the proceeds of the foreclosure sale by the government agency, in the case of government agency-owned loans. As of December 31, 2010, FHN has recognized servicing advances of $262.5 million. Servicing advances are included in Other assets on the Consolidated Statements of Condition.

FHN is also subject to losses in its loan servicing portfolio due to loan foreclosures. Foreclosure exposure arises from certain government agency agreements which limit the agency's repayment guarantees on foreclosed loans, resulting in certain foreclosure costs being borne by servicers. Foreclosure exposure also includes real estate costs, marketing costs, and costs to maintain properties, especially during protracted resale periods in geographic areas of the country negatively impacted by declining home values.

FHN is also subject to losses due to unreimbursed servicing expenditures made in connection with the administration of current loss mitigation and loan modification programs. Additionally, FHN is required to repurchase GNMA loans prior to modification in connection with its modification program.

Other Disclosures – Home Loans Originated and Sold. Prior to 2009, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Sometimes the loans were sold with full or limited recourse, but much more often the loans were sold without recourse. For loans sold with recourse, FHN has indemnity and repurchase exposure if the loans default. For loans sold without recourse, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made to the purchasers at closing, and exposure for investment rescission or damages arising from claims that the offering documents under which the loans were securitized were materially deficient. From 2005 through 2008, FHN originated and sold $69.5 billion of such loans without recourse to GSEs. Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. In addition, from 2000 through 2007, FHN securitized $47.1 billion of such loans without recourse in proprietary transactions. Of the amount originally securitized, $37.1 billion relates to securitization trusts that are still active as approximately 30 securitization trusts have become inactive due to clean-up calls exercised by FHN. The exercise of cleanup calls resulted in termination of the Pooling and Servicing Agreements and reacquisition of the related mortgage loans.

Loans Sold With Full or Limited Recourse. FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, Federal Housing Administration ("FHA") insurance, or The Veteran's Administration ("VA") guaranty. On December 31, 2010 and 2009, the current UPB of single-family residential loans that were sold on a full recourse basis with servicing retained was $58.4 million and $71.9 million, respectively.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the Federal Housing Administration and Veterans Administration. FHN continues to absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure. On December 31, 2010 and 2009, the outstanding principal balance of loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by FHN was $3.2 billion and $3.3 billion, respectively. Additionally, on December 31, 2010 and 2009, $.8 billion and $1.0 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances.

The reserve for foreclosure losses for loans sold with full or limited recourse is based upon a historical progression model using a rolling 12-month average, which predicts the frequency of a mortgage loan entering foreclosure. In addition, other factors are considered, including qualitative and quantitative factors (e.g., current economic conditions, past collection experience, risk characteristics of the current portfolio, and other factors), which are not defined by historical loss trends or severity of losses.

Loans Sold Without Recourse – GSE Whole Loan Sales. For loans sold without recourse to GSEs, FHN generally has obligations to either repurchase the loan for the unpaid principal balance or make the purchaser whole for the economic loss incurred by the purchaser of a loan if it is determined that the loans sold were in violation of representations or warranties made by FHN at closing.

The estimated probable incurred losses that result from these obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and lower housing prices, which result in fair value marks below par for repurchased loans when the loans are recorded on FHN's balance sheet within loans held for sale upon repurchase. FHN utilizes multiple techniques in assessing the adequacy of its repurchase and foreclosure reserve for loans sold without recourse for which it has continuing obligations under representations and warranties. FHN tracks actual repurchase or make-whole losses by GSE, loan pool, and vintage (year loan was sold), and this historical data is applied to more recent sale vintages to estimate probable incurred loss content observed within its vintages of loan sales. Due to the historical nature of this calculation, as well as the increasing volume of requests from GSEs, FHN performs additional analyses of repurchase and make-whole obligations. Management then applies qualitative adjustments to the initial baseline to incorporate known current trends in repurchase and make-whole requests, loss severity trends, alternative resolutions, private mortgage insurance ("PMI") cancellation notices, and rescission rates (successful resolutions) in the determination of the appropriate reserve level. Currently, FHN services only $10.9 billion in UPB of the loans sold to GSEs which limits visibility into the current status (i.e. current UPB, delinquency, refinance activity, etc.) of the loans that were sold. This presents an additional level of uncertainty in estimating probable incurred loss content because it is difficult to predict future repurchase requests from GSEs.

Loans Sold Without Recourse – Proprietary Securitizations. Securitized loans generally were sold indirectly to investors as interests, commonly known as certificates, in trusts or other vehicles. In most cases, the certificates were tiered into different risk classes, with subordinated classes exposed to trust losses first and senior classes exposed only after subordinated classes were exhausted. Representations and warranties were made to the trustees for the benefit of investors. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. Unlike servicing on loans sold to GSEs, FHN still services substantially all of the loans sold through proprietary securitizations. As of the end of 2010, the remaining UPB balance in active proprietary securitizations was $14.6 billion.

Unlike loans sold to GSEs, contractual representations and warranties for proprietary securitizations do not include general representations regarding the absence of fraud or negligence in the underwriting or origination of the mortgage loans. Securitization documents typically provide the investors with a right to request that the trustee investigate and initiate repurchase of a mortgage loan if FHN breached certain representations and warranties made at the time the securitization closed and such breach materially and adversely affects the interests of the investors in such mortgage loan. However, the securitization documents do not require the trustee to make an investigation into the facts or matters stated in any request or notice unless requested in writing to do so by the holders of certificates evidencing not less than 25 percent of the voting rights allocated to each class of certificates. The certificate holders may also be required to indemnify the trustee for its costs related to investigations made in connection with repurchase actions. GSEs were among the purchasers of certificates in securitizations. As such, they are entitled to the benefits of the same representations and warranties as other investors. However, the GSEs, acting through their conservator under federal law, are permitted to undertake, independently of other investors, reviews of FHN's mortgage loan origination and servicing files. Such reviews are commenced using a subpoena process. If, because of such reviews, the GSEs determine there has been a breach of a representation or warranty that has had a material and adverse affect on the interests of the investors in any mortgage loan, the GSEs may seek to cause the Trustee to enforce a repurchase obligation against FHN.

Also unlike loans sold to GSEs, interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. As an alternative to pursuing a claim for breach of representations and warranties through the trustee as mentioned above, investors could pursue a claim alleging that the prospectus or other disclosure documents were deficient by containing materially false or misleading information or by omitting material information. Claims for such disclosure deficiencies typically could be brought under applicable federal or state securities statutes, and the statutory remedies typically could include rescission of the investment or monetary damages measured in relation to the original investment made. If a plaintiff properly made and proved its allegations, the plaintiff might attempt to claim that damages could include loss of market value on the investment even if there were little or no credit loss in the underlying loans. Claims based on alleged disclosure deficiencies also could be brought as traditional fraud or negligence claims with a wider scope of damages possible. Each investor could bring such a claim individually, without acting through the trustee to pursue a claim for breach of representations and warranties, and investors could attempt joint claims or attempt to pursue claims on a class-action basis. Claims of this sort are likely to be resolved in a litigation context in most cases, unlike most of the GSE repurchase requests. The analysis of loss content and establishment of appropriate reserves in those cases would follow principles and practices associated with litigation matters, including an analysis of available procedural and substantive defenses in each particular case and an estimation of the probability of ultimate loss, if any. FHN expects most litigation claims to take much longer to resolve than repurchase requests typically have taken.

For loans sold in proprietary securitizations, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing, and exposure for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient. As of December 31, 2010, the repurchase request pipeline contained no repurchase requests related to securitized loans based on representations and warranties.

None of FHN's proprietary first lien securitizations involved the use of monoline insurance for the benefit of all classes of security holders. Monoline insurance is a form of credit enhancement provided to a securitization by a third party insurer. Subject to the terms and conditions of the policy, the insurer guarantees payments of accrued interest and principal due to the investors. In certain limited situations, insurance was provided for a specific senior retail class of holders within individual securitizations. The aggregate insured certificates totaled $128.4 million of original certificate balance. FHN's exercise of cleanup calls described above contained some of these insured certificates; therefore, the original certificate balance of insured certificates related to active securitization trusts was $103.4 million as of the end of 2010. The trustee statement dated December 25, 2010, reported to FHN that the remaining outstanding certificate balance for these classes was $98.8 million. FHN understands that some monoline insurers have commenced lawsuits against others in the industry seeking to rescind policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice of a lawsuit from the monoline insurers of the senior retail level classes.

FHN, among others, has been subpoenaed by the FHFA, Conservator for Fannie Mae and Freddie Mac, related to investments made by the two GSEs in six proprietary securitizations issued in 2005 and early 2006. The subpoenas relate to ongoing reviews which may result in claims against FHN. The original and current (as of the December 25, 2010, trust statements) combined certificate balances related to Fannie Mae investments were $443.2 million and $189.4 million, respectively. The original and current (as of the December 25, 2010, trust statements) combined certificate balances related to Freddie Mac investments were $842.0 million and $391.8 million, respectively. Since the reviews at this time are neither repurchase claims nor litigation, the associated loans are not considered part of the repurchase pipeline. As of December 31, 2010 and at the time this report was filed, FHN is unable to determine a probable loss or estimate a range of possible loss due to the uncertainty related to these matters. No reserve has been established.

At the time this report is filed, FHN is one of many defendants in lawsuits by three investors in securitizations which claim that the offering documents under which certificates were sold to them were materially deficient. Although these suits are in very early stages, FHN intends to defend itself vigorously. These lawsuit matters have been analyzed and treated as litigation matters under applicable accounting standards. As of December 31, 2010, and at the time this report was filed, FHN is unable to determine a probable loss or estimate a range of loss due to the uncertainty related to these matters. No reserve has been established. Similar claims may be pursued by other investors.

At December 31, 2010, FHN had not reserved for exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made in securitizations at closing, nor for exposure for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient.

Other Proprietary Securitizations. FHN also originated and sold seven second lien proprietary securitization trusts, including six HELOC securitizations and a closed-end second lien securitization. The trusts issued notes backed by the loans and publicly offered the asset-backed notes to investors pursuant to a prospectus. FHN services all of the loans backing the notes in these proprietary securitizations pursuant to the terms of the sale and servicing agreements. The trust statement dated December 25, 2010, reported that the cumulative original and current outstanding note balances of the HELOC securitizations are $2.5 billion and $.7 billion, respectively. The original and current outstanding balance of the closed-end second lien securitization was $236.3 million and $29.7 million, respectively.

These securitization trusts have been consolidated; consequently, these loans and the associated credit risk are reflected in FHN's consolidated financial statements. As of December 31, 2010, the loans and associated ALLL are reflected as "restricted" on the Consolidated Statements of Condition.

The asset-backed notes issued in the HELOC securitizations were "wrapped" by monoline insurers. FHN understands that some monoline insurers have commenced lawsuits against other originators of asset-backed securities seeking to cancel policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice from a monoline insurer of any such lawsuit. The monoline insurers also have certain contractual rights to pursue repurchase and indemnification. On January 4, 2011, the monoline insurer of two of FHN's HELOC securitizations demanded to review the performance of these HELOC securitizations and, with respect to charged off loans, to review loan origination and servicing files, underwriting guidelines and payment histories. The demands were made pursuant to the terms of the applicable insurance and indemnity and sale and servicing agreements. No repurchase or indemnification claims related to the HELOCs have been made as of the date of this report. Advances made by monoline insurers for the benefit of security holders have been recognized within restricted term borrowings in the Consolidated Statements of Condition.

Loans Sold Without Recourse – Other Whole Loan Sales. FHN originated through its former national retail and wholesale channels and subsequently sold HELOC and second lien mortgages through whole loan sales. These loans were underwritten to the guidelines of that channel as either combination transactions with first lien mortgages or stand alone transactions. The whole loan sales were generally done on a servicing retained basis and contained representations and warranties customary to such loan sales and servicing agreements in the industry with specific reference to seller's underwriting and servicing guidelines. Loans were subject to repurchase in the event of early payment defaults and for breaches of representations and warranties. In 2009, FHN settled a substantial portion of its repurchase obligations for these loans through an agreement with the primary purchaser of HELOC and second lien loans. This settlement included the transfer of retained servicing rights associated with the applicable second lien and HELOC loan sales. FHN does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have an obligation to repurchase the loans excluded from the above settlement for which there is a breach of representations and warranties provided to the buyers. The remaining repurchase reserve for these loans is minimal, reflecting the settlement discussed above.

FHN has also sold first lien mortgages without recourse through whole loan sales to non-GSE purchasers. As of December 31, 2010, seven percent of repurchase/make-whole claims relate to private whole loan sales. These claims are included in FHN's liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability.

Private Mortgage Insurance. PMI was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. PMI generally was provided for the first lien loans having a loan-to-value ratio at origination of greater than 80 percent that were sold to GSEs or securitized. Although unresolved PMI cancellation notices are not formal repurchase requests, FHN includes these in the active repurchase request pipeline when analyzing and estimating loss content in relation to the loans sold to GSEs. For purposes of estimating loss content, FHN also considers reviewed PMI cancellation notices where coverage has been cancelled for all loan sales and securitizations. In determining adequacy of the repurchase reserve, FHN considered $124.3 million in UPB of loans sold where PMI coverage was cancelled for all loan sales and securitizations. To date, a majority of PMI cancellation notices have involved loans sold to GSEs. At December 31, 2010, all estimated loss content arising from PMI cancellation matters related to loans sold to GSEs.

Repurchase Obligations Related to Branch Sale. FHN also sold loans as part of branch sales that were executed during 2007 as part of a strategic decision to exit businesses in markets FHN considered non-strategic. Unlike the loans sold to GSEs or sold privately as discussed above, these loans were originated to be held to maturity as part of the loan portfolio. FHN has received repurchase requests related to HELOC from one of the purchasers of these branches. These HELOC are not included in the repurchase pipeline. Additional information concerning this matter is presented in this Note above under the caption "Contingencies."

Repurchase and Foreclosure Liability. Based on its experience to date, FHN has evaluated its loan repurchase exposure as mentioned above and has accrued for losses of $185.4 million and $108.5 million as of December 31, 2010 and 2009, respectively. A vast majority of this liability relates to obligations associated with the sale of first lien mortgages to GSEs through the legacy mortgage banking business. Accrued liabilities for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the repurchase and foreclosure liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income.

Other Disclosures – Foreclosure Practices. The current focus on foreclosure practices of financial institutions nationwide could impact FHN through increased operational and legal costs and could have compliance and reputational impacts. FHN owns and services residential loans. In addition, FHN's national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure proceedings, of the still-owned portion of FHN's mortgage servicing portfolio is outsourced through a subservicing arrangement with the platform buyer. FHN has reviewed its processes relating to foreclosure on loans it owns and services, and has instructed its subservicer to undertake a similar review. FHN's review of its foreclosure processes has been completed and no material issues were identified. The subservicer reported that it had completed an internal review of its foreclosure processes in the fourth quarter and identified certain states in which foreclosure practices are in the process of being modified or are pending further review by subservicer's legal counsel. If compliance issues are discovered with respect to the subservicer, under the subservicing agreement FHN may be financially responsible in some cases, and the subservicer may be in others. FHN cannot predict the amount of operating costs, costs for foreclosure delays (including costs connected with servicing advances), legal expenses, or other costs (including title company indemnification) that may be incurred as a result of the internal reviews or external actions. Accordingly, FHN is unable to determine a probable loss or estimate a range of possible loss due to uncertainty related to these matters. No reserve has been established.

Other Disclosures – Reinsurance Arrangements. A wholly-owned subsidiary of FHN entered into agreements with several providers of private mortgage insurance whereby the subsidiary agreed to accept insurance risk for specified loss corridors for pools of loans originated in each contract year in exchange for a portion of the private mortgage insurance premiums paid by borrowers (i.e., reinsurance arrangements). The loss corridors vary for each primary insurer for each contract year. The estimation of FHN's exposure to losses under these arrangements involves the determination of FHN's maximum loss exposure by applying the low and high ends of the loss corridor range to a fixed amount that is specified in each contract. FHN then performs an estimation of total loss content within each insured pool of loans to determine the degree to which its loss corridor has been penetrated. Management obtains the assistance of a third party actuarial firm in developing its estimation of loss content. This process includes consideration of factors such as delinquency trends, default rates, and housing prices which are used to estimate both the frequency and severity of losses. By the end of second quarter 2009, substantially all of FHN's reinsurance corridors had been fully reflected within its reinsurance reserve for the 2005 through 2008 loan vintages. No new reinsurance arrangements have been initiated after 2008.

In 2009 and 2010, FHN agreed to settle certain of its reinsurance obligations with primary insurers through termination of the related reinsurance agreement, which resulted in a decrease in the reserve balance totaling $48.7 million and the transfer of the associated trust assets. As of December 31, 2010, FHN has accrued $11.2 million for its estimated liability under the remaining reinsurance arrangement. The accrued liability is reflected in Other liabilities on the Consolidated Statements of Condition. In accordance with the terms of the contracts with the primary insurers, as of December 31, 2010, FHN has placed $5.5 million of prior premium collections in trust for payment of claims arising under the reinsurance arrangement.

Other Disclosures – 2008 Sale of National Origination and Servicing Platforms. In conjunction with the sale of its servicing platform in August 2008, FHN entered into a three year subservicing arrangement with the purchaser for the unsold portion of FHN's servicing portfolio. As part of the subservicing agreement, FHN has agreed to a make-whole arrangement whereby if the number of loans subserviced by the purchaser falls below specified levels and the direct servicing cost per loan is greater than a specified amount (determined using loans serviced on behalf of both FHN and the purchaser), FHN will make a payment according to a contractually specified formula. The make-whole payment is subject to a cap, which is $15.0 million if triggered during the eight quarters following the first anniversary of the divestiture. As part of the 2008 transaction, FHN recognized a contingent liability of $1.2 million representing the estimated fair value of its performance obligation under the make-whole arrangement.

Note 19 ❑ Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007, excluding certain employees of FHN's insurance subsidiaries. Pension benefits are based on years of service, average compensation near retirement, and estimated social security benefits at age 65. The contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. FHN did not make any contributions to the qualified pension plan in 2010. Future decisions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. At this time, FHN does not expect to make a contribution to the qualified pension plan in 2011.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the pension plan have been limited. These other non-qualified pension plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Contributions to non-qualified plans were $4.5 million for 2010 and $6.7 million for 2009. FHN anticipates making a $5.1 million contribution in 2011.

In 2009, FHN's Board of Directors determined that the accrual of benefits under the qualified pension plan and the supplemental retirement plan would cease as of December 31, 2012. After that date, employees currently in the pension plan, and those currently in the Employee Non-voluntary Elective Contribution ("ENEC") program, will be able to participate in the FHN savings plan with a profit sharing feature and an increased company match rate. After that time, pension status will not affect a person's ability to participate in any savings plan feature.

Savings plan. FHN has a qualified defined contribution plan that covers substantially all employees. Under this plan, employees can invest their money in any of the available investment funds and receive a company match of $.50 for each $1.00 invested up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations. The company match contribution initially is invested in company stock. The savings plan also allows employees to invest in a non-leveraged employee stock ownership plan ("ESOP"). Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 11,538,466 on December 31, 2010.

FHN also provides "flexible dollars" to assist employees with the cost of annual benefits and/or allows the employee to contribute to his or her qualified savings plan. These "flexible dollars" are pre-tax contributions and are based upon the employees' years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $18.3 million for 2010, $18.3 million for 2009, and $27.2 million for 2008.

Effective January 1, 2008, the ENEC program was added under the FHN savings plan and is provided only to employees who are not eligible for the pension plan. With the ENEC program, FHN will generally make contributions to eligible employees' savings plan accounts based upon company performance. Contribution amounts will be a percentage of each employee's base salary (as defined in the savings plan) earned the prior year. FHN contributed $1.2 million for the plan in 2010 related to the 2009 plan year, and FHN expects to contribute $1.3 million for the plan in 2011 related to the 2010 plan year.

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance to retirement-eligible employees. The postretirement medical plan is contributory with retiree contributions adjusted annually and is based on criteria that are a combination of the employee's age and years of service. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at the time of retirement. FHN's postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("the Act") introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care that provide a benefit that is actuarially equivalent to Medicare Part D. FHN currently anticipates receiving a prescription drug subsidy under the Act through 2015.

Actuarial assumptions. FHN's process for developing the long-term expected rate of return of pension plan assets is based on two primary sources of investment portfolio returns: capital market exposure and active management benefit. Capital market exposure refers to the Plan's broad allocation of its assets to asset classes, such as Large Cap Equity and Fixed Income. Active management refers to hiring investment managers to select individual securities that are expected to outperform the market. Active management provides only a small measure of the plan's overall return. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a twenty year time horizon. Consequently, FHN selected an 8.00 percent assumption for 2011 for the defined benefit pension plan and 5.20 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993. Given the long term nature of these investments, current market conditions do not significantly affect the expected return.

The discount rates for the three years ended 2010 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN's plan and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company's funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $150 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced declining yields in 2010 resulting in a discount rate lower than 2009 and therefore, higher pension plan liabilities. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost		
	2010	2009	2008	**2010**	2009	2008
Discount rate						
Qualified pension	**5.70%**	6.05%	6.85%	**6.05%**	6.85%	7.00%
Nonqualified pension	**5.10%**	5.55%	6.90%	**5.55%**	6.90%	6.70%
Other nonqualified pension	**4.75%**	5.35%	6.95%	**5.35%**	6.95%	6.83%
Postretirement benefit	**5.25%**	5.65%	6.90%	**5.65%**	6.90%	6.60%
Expected long-term rate of return						
Qualified pension/postretirement benefits	**8.00%**	8.05%	8.42%	**8.05%**	8.42%	8.87%
Postretirement benefit (retirees prior to January 1, 1993)	**5.20%**	5.23%	5.47%	**5.23%**	5.47%	5.77%
Rate of compensation increase	**4.10%**	4.10%	4.10%	**4.10%**	4.10%	4.10%

The assumed health care cost trend rates used in the other employee benefit plan was as follows:

	2010		2009	
Assumed health care cost trend rates on December 31	**Participants under age 65**	**Participants 65 years and older**	Participants under age 65	Participants 65 years and older
Health care cost trend rate assumed for next year	**8.50%**	**8.50%**	7.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00**	**5.00**	5.00	5.00
Year that the rate reaches the ultimate trend rate	**2017**	**2017**	2014	2018

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Adjusted total service and interest cost components	$ 1,160	$ 1,096
Adjusted postretirement benefit obligation at end of plan year	15,721	14,612

The components of net periodic benefit cost for the plan years 2010, 2009, and 2008 are as follows:

	Total Pension Benefits			Other Benefits		
(Dollars in thousands)	**2010**	2009	2008	**2010**	2009	2008
Components of net periodic benefit cost						
Service cost	**$15,225**	$ 14,167	$ 15,809	**$ 515**	$ 971	$ 276
Interest cost	**31,441**	31,766	29,516	**2,277**	3,194	2,339
Expected return on plan assets	**(47,534)**	(46,327)	(46,938)	**(1,161)**	(1,133)	(1,749)
Amortization of unrecognized:						
Transition (asset)/obligation	**-**	-	-	**987**	987	988
Prior service cost/(credit)	**419**	758	864	**(8)**	1,437	(176)
Actuarial (gain)/loss	**14,771**	8,262	2,417	**(1,048)**	(836)	(368)
Net periodic benefit cost	**$ 14,322**	$ 8,626	$ 1,668	**$ 1,562**	$ 4,620	$ 1,310
ASC 715 curtailment/settlement expense (a)	**-**	2,867	1,269	**-**	-	-
Total ASC 715 expense	**$ 14,322**	$ 11,493	$ 2,937	**$1,562**	$ 4,620	$ 1,310

(a) 2009 includes curtailment expense reflecting management's decision to cease benefit accruals as of December 31, 2012.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

FHN utilizes the minimum amortization method in determining the amount of actuarial gains or losses to include in plan expense. Under this approach, the net deferred actuarial gain or loss that exceeds a threshold is amortized over the average remaining service period of active plan participants. The threshold is measured as the greater of: 10 percent of a plan's projected benefit obligation as of the beginning of the year or 10 percent of the market-related value of plan assets as of the beginning of the year.

In 2008, lump sum payments from a non-qualified plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and recognized the ASC 715 settlement expense reflected above.

The following tables set forth the plans' benefit obligations and plan assets for 2010 and 2009:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2010**	2009	**2010**	2009
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$533,475**	$472,074	**$41,726**	$ 35,762
Benefit obligation, adjustment	**-**	-	**-**	23,133
Service cost	**15,225**	14,167	**515**	971
Interest cost	**31,441**	31,766	**2,277**	3,194
Plan amendments	**-**	-	**-**	(17,088)
Actuarial (gain)/loss	**30,576**	64,032	**(1,716)**	(2,082)
Actual benefits paid	**(21,002)**	(19,778)	**(1,868)**	(2,532)
Liability (gain)/loss due to curtailment	**-**	(28,844)	**-**	-
Expected Medicare Part D reimbursement	**-**	-	**340**	368
Special termination benefits	**-**	58	**-**	-
Benefit obligation, end of year	**$589,715**	$533,475	**$41,274**	$ 41,726
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$496,330**	$378,519	**$15,923**	$ 14,605
Actual return on plan assets	**70,172**	83,272	**1,820**	3,240
Employer contributions	**4,116**	54,317	**398**	610
Actual benefits paid – settlement payments	**-**	(18,387)	**(1,868)**	(2,532)
Actual benefits paid – other payments	**(21,002)**	(1,391)	**-**	-
Fair value of plan assets, end of year	**$549,616**	$496,330	**$ 16,273**	$ 15,923
Funded status of the plan (a)	**$ (40,099)**	$ (37,145)	**$ (25,001)**	$(25,803)
Additional Amounts Recognized in the Statements of Financial Condition				
Other assets	**$ 12,247**	$ 14,525	**$ 1,136**	$ -
Other liabilities	**(52,346)**	(51,670)	**(26,137)**	(25,803)
Net asset/(liability) at end of year	**$ (40,099)**	$ (37,145)	**$ (25,001)**	$(25,803)

(a) The qualified pension plan is over funded by $12.2 million, which is offset by non-qualifed pension plan liabilities of $52.3 million.

In 2009, FHN determined that a previously existing retiree life insurance benefit met the requirements for reporting under ASC 715. A liability for these benefits was not previously recorded as the premiums were expensed over the insurance period. A $10.7 million adjustment to recognize the cumulative impact of establishing the employee benefit liability is not included in the 2009 net periodic benefit cost. The recognition of this liability of $23.1 million is presented as an adjustment in the reconciliation of the benefit obligation for other benefits in 2009. In third quarter 2009, FHN modified post-retirement benefits payable to active employees under this plan. As a result of this change, FHN recognized a reduction in its benefit liability of $17.1 million with an offset, net of tax, to accumulated other comprehensive income. This change is reflected as a plan amendment in the reconciliation of the benefit obligation for other benefits in 2009.

ASC 715-60 requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. FHN recognized a decrease to undivided profits of $8.5 million, net of tax, upon adoption of ASC 715-60.

The accumulated benefit obligation for the pension plan was $575.2 million as of December 31, 2010, and $509.8 million as of December 31, 2009. At December 31, 2010, both the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan was less than the fair market value of plan assets.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2010 and 2009 consist of:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2010**	2009	**2010**	2009
Amounts Recognized in Accumulated Other Comprehensive Income				
Net transition (asset)/obligation	**$ -**	$ -	**$ 1,725**	$ 2,714
Prior service cost/(credit)	**2,095**	1,484	**621**	613
Net actuarial (gain)/loss	**289,016**	296,879	**(13,111)**	(11,786)
Total	**$291,111**	$298,363	**$(10,765)**	$ (8,459)

The amounts recognized in other comprehensive income during 2010 and 2009 were as follows:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2010**	2009	**2010**	2009
Changes in plan assets and benefit obligation recognized in other comprehensive income				
Net actuarial (gain)/loss arising during measurement period (a)	**$ 7,814**	$ (1,812)	**$ (2,375)**	$ (3,934)
Prior service cost arising during measurement period	**-**	-	**-**	(17,088)
Items amortized during the measurement period:				
Net transition (asset)/obligation	**-**	-	**(987)**	(987)
Prior service (credit)/cost	**(419)**	(3,567)	**8**	18,549
Net actuarial (gain)/loss	**(14,771)**	(8,262)	**1,048**	(7,018)
Total recognized in other comprehensive income	**$ (7,376)**	$(13,641)	**$(2,306)**	$(10,478)

(a) 2009 includes a positive, after-tax effect of $18.3 million due to a curtailment.

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2010 and 2009 are as follows:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2010**	2009	2010	2009
Net transition obligation	**$ -**	$ -	**$ 986**	$ 987
Prior service cost/(credit)	**417**	267	**(9)**	(8)
Net actuarial (gain)/loss	**20,107**	15,086	**(1,039)**	(862)

FHN does not expect any defined benefit pension plan's and other employee benefit plan's assets to be returned to FHN in 2011.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate, and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Other Benefits	Medicare Reimbursements
2011	$ 22,464	$ 2,225	$388
2012	24,791	2,330	436
2013	27,279	2,428	478
2014	29,176	2,519	527
2015	31,375	2,608	570
2016 – 2020	189,196	14,170	-

Plan assets. FHN's overall investment goal is to create, over the life of the pension plan and retiree medical plan, respectively, an adequate pool of sufficiently liquid assets to support the pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the pension plan and retiree medical plan seek to achieve a high level of investment return consistent with a prudent level of portfolio risk.

During 2010, FHN adopted a dynamic investment strategy for the management of its pension assets. The strategy will lead to a reduction in equities and an increase in long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. At December 31, 2010, the target allocation to equities was 57.5 percent and the target allocation to fixed income and cash equivalents was 42.5 percent. Equity securities, some of which are included in common and collective funds, primarily include investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Fixed income securities include U.S. Treasuries, corporate bonds of companies from diversified industries, mortgage backed securities, and foreign bonds. Fixed income investments generally have long durations consistent with the pension liabilities of FHN. Retiree medical funds are kept in short-term investments, primarily money market funds. On December 31, 2010, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN's pension plan assets at December 31, 2010, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 22 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

	December 31, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 6,064	$ -	$ -	$ 6,064
Equity securities:				
U.S. small capital	94,885	-	-	94,885
Mutual funds (a)	1,226	-	-	1,226
Fixed income securities:				-
U.S. Treasuries	-	656	-	656
Corporate and foreign bonds	111,879	-	-	111,879
Common and collective funds:				
Corporate and foreign bonds	-	119,315	-	119,315
U.S. large capital	-	139,455	-	139,455
International	-	76,137	-	76,137
Total	$214,054	$335,563	$ -	$549,617

(a) Primarily includes investments in small-cap equity securities.

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Retirement Investment Committee, comprised of senior managers within the organization, meets monthly to review asset performance and the need for rebalancing. At a minimum, rebalancing occurs annually for the purpose of remaining within the established target asset allocation ranges and to maintain liquidity for benefit payments. Risk management is also reviewed and evaluated based upon the organization's ability to assume investment risk.

The fair value of FHN's retiree medical plan assets at December 31, 2010, by asset category are as follows:

	December 31, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 288	$ -	$-	$ 288
Equity securities:				
U.S. large capital	5,930	-	-	5,930
U.S. small capital	4,479	-	-	4,479
Mutual funds (a)	4,764	-	-	4,764
Fixed income securities:				
U.S. Treasuries	-	267	-	267
Corporate and foreign bonds	-	545	-	545
Total	$15,461	$812	$-	$16,273

(a) Primarily includes investments in fixed income corporate and foreign bonds.

The number of shares of FHN common stock held by the plan was 778,500 for 2010 and 780,917 for 2009.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Restricted stock plans
FHN has authorized the issuance of its common stock for awards to executive and other management employees who have a significant impact on the profitability of FHN. All unvested awards either have a service and/or a performance condition which must be met in order for the shares to ultimately vest. On December 31, 2010, there were 4,903,089 shares available for grants, of this amount, 3,953,627 are available to be granted as restricted shares.

Performance condition grants. Under the long-term incentive and corporate performance programs, performance stock or units vest only if predetermined performance measures are met. The awards are forfeited if performance goals are not achieved within the specified performance periods. In 2010 and 2009, executives were awarded performance stock units subject to certain performance criteria being met under this program. Additionally, in 2010 FHN granted restricted stock with employee-specific performance conditions to a new senior manager in addition to the customary annual management grants. In 2008, executives were awarded performance restricted stock with 50% vesting in 2011 and 50% vesting in 2012 subject to certain performance criteria being met. As of December 31, 2010, performance conditions related to the 2009 performance stock unit grant and the 2007 performance restricted stock grant have been met. Accordingly, 50% of the units granted in 2009 will vest in 2012 and 50% will vest in 2013 provided continued employment with FHN. Half of the performance restricted stock granted in 2007 will vest in 2010 with the remainder vesting in 2011. The performance conditions related to the 2010 performance stock units, the 2010 performance stock granted to a senior manager, and the 2008 performance restricted stock grants have not yet been achieved.

Service condition grants. In 2010 and 2009, executives and management were awarded restricted stock with service conditions only. Half of the 2009 awards are scheduled to vest in 2012 and the remainder is scheduled to vest in 2013. Half of the 2010 awards will vest in 2013 and the remainder in 2014. Further, from time to time awards of restricted stock may be awarded to new executive-level employees upon hiring or as retention grants to existing executives. Additionally, retention restricted stock units were awarded to selected employees with the units expected to vest in 2013. Restricted stock and stock units granted in 2010 are included in the table below.

Director grants. FHN's active stock plan allows stock awards to be granted to non-employee directors upon approval by the board of directors. Prior to 2007 the board granted 8,930 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although legacy awards remain outstanding. Prior to 2011, each non-employee director who no longer had legacy awards, and each new director, received an annual award of restricted stock units ("RSUs") valued at $45,000. For a new director, that amount is pro-rated consistent with the start date. Each RSU award is scheduled to vest the following year and is paid in common stock (including any stock earned as a result of stock dividends) plus any accrued cash dividends. Prior to 2011, non-employee directors whose service pre-dated 2007 also participated in the RSU program, but participation was phased in as the legacy restricted stock awards vested. In 2009, five non-employee directors received an RSU award and the remainder had old restricted stock vest. No shares or RSUs were immediately vested or forfeited due to director retirements or resignations.

The summary of restricted and performance stock and unit activity during the year ended December 31, 2010, is presented below:

	Shares/ Units (a)	Weighted average grant date fair value (a)
Nonvested on January 1, 2010	3,796,049	$12.42
Shares/units granted	1,513,963	12.04
Shares/units vested	(754,597)	15.69
Shares/units canceled	(457,183)	14.44
Nonvested on December 31, 2010	**4,098,232**	**$11.53**

(a) Share and per share data has been restated to reflect stock dividends distributed through January 1, 2011.

On December 31, 2010, there was $24.4 million of unrecognized compensation cost related to nonvested restricted stock plans. That cost is expected to be recognized over a weighted-average period of 2.41 years. The total grant date fair value of shares vested during 2010, 2009 and 2008, was $7.1 million, $3.2 million and $7.7 million, respectively.

The compensation cost that has been included in income from continuing operations pertaining to both stock option and restricted stock plans was $12.0 million, $9.0 million and $9.0 million for 2010, 2009, and 2008, respectively. The corresponding total income tax benefits recognized in the income statements were $4.6 million, $3.4 million and $3.5 million for 2010, 2009, and 2008, respectively.

Consistent with Tennessee state law, only new or authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN historically obtains authorization from the Board of Directors to repurchase any stock that may be issued at the time a plan is approved or amended. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory requirements, and prudent capital management. FHN does not currently expect to repurchase a material number of shares related to the plans during the next annual period.

Stock option plans. Prior to 2009, FHN issued non-qualified stock options to employees under various plans, which provided for the issuance of FHN common stock at a price equal to the higher of the closing price or its fair market value at the date of grant. All options vest within 3 to 4 years and expire 7 years or 10 years from the date of grant. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Options that were part of compensation deferral prior to January 2, 2004, expire 20 years from the date of grant. Stock options granted after January 2, 2004, which are part of the compensation deferral, expire 10 years from the date of grant. While there were no stock options granted during 2010, FHN has resumed granting stock options in 2011.

The stock option plans include various antidilutive provisions in the event the value of awards become diminished from several factors. In 2008, FHN began paying quarterly stock dividends in lieu of quarterly cash dividends. Stock dividends increase the number of shares outstanding, thereby decreasing the compensation value of the equity award. Consequently, the stock and option prices reported in the following tables have been proportionately adjusted to reflect the estimated economic effect of all dividends distributed in common stock effective through January 1, 2011. The Black Scholes Fair Value of the stock options and compensation expense are not affected.

The summary of stock option plans activity for the year ended December 31, 2010, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(thousands)*
January 1, 2010	14,193,157	$26.90		
Options exercised	(8,281)	11.19		
Options forfeited	(164,524)	25.52		
Options expired	(2,431,605)	29.54		
December 31, 2010	**11,588,747**	**26.86**	**4.35**	**$235**
Options exercisable	10,273,547	26.97	4.46	216
Options expected to vest	1,287,145	21.89	3.53	19

The total intrinsic value of options exercised during 2010 and 2009 was immaterial, however, the total intrinsic value of options exercised during 2008 was $.3 million. On December 31, 2010, there was $.4 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of less than 1 year.

In 2008, FHN granted 940,993 stock options (as restated to reflect stock dividend distributed through January 1, 2011) with a weighted average fair value of $1.44 per option at grant date. The majority of the stock options have since been canceled. No stock options were granted in 2010 or 2009.

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2008, with the following assumptions:

	2008
Expected dividend yield	5.97%
Expected weighted-average lives of options granted	5.07 years
Expected weighted-average volatility	25.89%
Expected volatility range	24.10% – 42.60%
Risk-free interest rates range	2.80% – 3.32%

Expected lives of options granted were determined based on the vesting period, historical exercise patterns and contractual term of the options. Expected volatility is estimated using average of daily high and low stock prices. Expected volatility assumptions were determined over the period of the expected lives of the options.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan authorizes the sale of FHN's common stock from stock acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends or make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of stock purchased on the open market is the average price paid.

Note 21 ❑ Business Segment Information

Periodically, FHN adapts its segments to reflect managerial or strategic changes. FHN may also modify its methodology of allocating expenses among segments which could change historical segment results. In first quarter 2010, FHN revised its operating segments to better align with the chief operating decision maker's assessment of segment results and allocation of resources and with its strategic direction, representing a focus on its regional banking franchise and capital markets business. Key changes include the addition of the non-strategic segment which combines the former mortgage banking and national specialty lending segments, the movement of correspondent banking from capital markets to regional banking, and the shift of first lien mortgage production in the Tennessee footprint to the regional banking segment. For comparability, previously reported items have been revised to reflect these changes.

FHN has four business segments: regional banking, capital markets, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers in Tennessee and surrounding markets. Regional banking provides investments, insurance services, financial planning, trust services and asset management, health savings accounts, credit card, cash management, and first lien mortgage originations within the Tennessee footprint. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions. The capital markets segment consists of fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory and derivative sales. The corporate segment consists of gains on the repurchase of debt, unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, low income housing investment activities, and various charges related to restructuring, repositioning, and efficiency. The non-strategic segment consists of the wind-down consumer and construction lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses along with the associated restructuring, repositioning, and efficiency charges.

Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the years ended December 31:

(Dollars in thousands)		**2010**	2009	2008
Consolidated	Net interest income	**$ 730,838**	$ 776,468	$ 895,082
	Provision for loan losses	**270,000**	880,000	1,080,000
	Noninterest income	**955,692**	1,254,843	1,468,390
	Noninterest expense	**1,367,133**	1,571,845	1,612,314
	Income/(loss) before income taxes	**49,397**	(420,534)	(328,842)
	Benefit for income taxes	**(19,083)**	(174,945)	(154,405)
	Income/(loss) from continuing operations	**68,480**	(245,589)	(174,437)
	Loss from discontinued operations, net of tax	**$ (6,877)**	(12,846)	(3,534)
	Net income/(loss)	**$61,603**	$ (258,435)	$ (177,971)
	Average assets	**$25,677,371**	$28,147,808	$34,422,678
	Depreciation and amortization	**$83,182**	$ 81,465	$ 97,111
	Expenditures for long-lived assets	**42,631**	21,180	23,666

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 21 ❑ Business Segment Information (continued)

(Dollars in thousands)		**2010**	2009	2008
Regional Banking	Net interest income	**$ 560,316**	$ 559,129	$ 560,305
	Provision for loan losses	**92,335**	306,185	385,647
	Noninterest income	**309,431**	331,809	336,158
	Noninterest expense	**642,160**	679,074	598,501
	Income/(loss) before income taxes	**135,252**	(94,321)	(87,685)
	Provision/(benefit) for income taxes	**48,625**	(36,108)	(33,543)
	Net income/(loss)	**$ 86,627**	$ (58,213)	$ (54,142)
	Average assets	**$11,414,957**	$12,220,565	$13,081,118
	Depreciation and amortization	**$ 46,151**	$ 42,541	$ 42,382
	Expenditures for long-lived assets	**30,721**	16,091	14,693
Capital Markets	Net interest income	**$ 21,452**	$ 14,966	$ 12,770
	Noninterest income	**424,225**	632,871	521,300
	Noninterest expense	**318,495**	386,252	342,986
	Income before income taxes	**127,182**	261,585	191,084
	Provision for income taxes	**47,640**	98,350	71,637
	Net income	**$ 79,542**	$ 163,235	$ 119,447
	Average assets	**$ 2,121,862**	$ 2,073,593	$ 2,920,185
	Depreciation and amortization	**$ 10,336**	$ 10,084	$ 10,775
	Expenditures for long-lived assets	**4,906**	1,289	1,988
Corporate	Net interest income	**$ 1,722**	$ 25,612	$ 1,669
	Provision for loan losses	**—**	—	(1)
	Noninterest income	**63,539**	47,529	100,725
	Noninterest expense	**70,863**	94,112	21,470
	Income/(loss) before income taxes	**(5,602)**	(20,971)	80,925
	Provision/(benefit) for income taxes	**(37,187)**	(23,607)	862
	Net income	**$ 31,585**	$ 2,636	$ 80,063
	Average assets	**$ 4,989,685**	$ 4,769,187	$ 4,149,993
	Depreciation and amortization	**$ 12,913**	$ 2,477	$ 2,501
	Expenditures for long-lived assets	**5,905**	2,174	5,183
Non-Strategic	Net interest income	**$ 147,348**	$ 176,761	$ 320,338
	Provision for loan losses	**177,665**	573,815	694,354
	Noninterest income	**158,497**	242,634	510,207
	Noninterest expense	**335,615**	412,407	649,357
	Loss before income taxes	**(207,435)**	(566,827)	(513,166)
	Benefit for income taxes	**(78,161)**	(213,580)	(193,361)
	Loss from continuing operations	**(129,274)**	(353,247)	(319,805)
	Loss from discontinued operations, net of tax	**(6,877)**	(12,846)	(3,534)
	Net loss	**$ (136,151)**	$ (366,093)	$ (323,339)
	Average assets	**$ 7,150,867**	$ 9,084,463	$14,271,382
	Depreciation and amortization	**$ 13,782**	$ 26,363	$ 41,453
	Expenditures for long-lived assets	**1,099**	1,626	1,802

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Fair Value of Assets & Liabilities

FHN groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires FHN to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

(Dollars in thousands)	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities – capital markets:				
U.S. Treasuries	$ -	$ 45,078	$ -	$ 45,078
Government agency issued MBS	-	267,086	-	267,086
Government agency issued CMO	-	62,061	-	62,061
Other U.S. government agencies	-	82,022	-	82,022
States and municipalities	-	13,965	-	13,965
Corporate and other debt	-	263,968	34	264,002
Equity, mutual funds, and other	-	100	-	100
Total trading securities – capital markets	-	734,280	34	734,314
Trading securities – mortgage banking				
Principal only	-	8,992	-	8,992
Interest only	-	-	26,444	26,444
Total trading securities – mortgage banking	-	8,992	26,444	35,436
Loans held for sale	-	40,323	207,632	247,955
Securities available for sale:				
U.S. Treasuries	-	87,444	-	87,444
Government agency issued MBS	-	1,469,957	-	1,469,957
Government agency issued CMO	-	1,168,740	-	1,168,740
Other U.S. government agencies	-	15,335	37,891	53,226
States and municipalities	-	24,515	1,500	26,015
Corporate and other debt	545	-	-	545
Venture capital	-	-	13,179	13,179
Equity, mutual funds, and other	9,248	5,351	-	14,599
Total securities available for sale	9,793	2,771,342	52,570	2,833,705
Mortgage servicing rights	-	-	207,319	207,319
Other assets:				
Deferred compensation assets	25,121	-	-	25,121
Derivatives, forwards and futures	13,152	-	-	13,152
Derivatives, interest rate contracts	-	290,509	-	290,509
Total other assets	38,273	290,509	-	328,782
Total assets	$48,066	$3,845,446	$493,999	$4,387,511
Trading liabilities – capital markets:				
U.S. Treasuries	$ -	$ 195,390	$ -	$ 195,390
Government agency issued MBS	-	1,804	-	1,804
Other U.S. government agencies	-	18,121	-	18,121
Corporate and other debt	-	146,605	-	146,605
Total trading liabilities – capital markets	-	361,920	-	361,920
Other short-term borrowings and commercial paper	-	-	27,309	27,309
Other liabilities:				
Derivatives, forwards and futures	18,600	-	-	18,600
Derivatives, interest rate contracts	-	195,621	-	195,621
Derivatives, other	-	-	1,000	1,000
Total other liabilities	18,600	195,621	1,000	215,221
Total liabilities	$18,600	$ 557,541	$ 28,309	$ 604,450

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

(Dollars in thousands)	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities – capital markets:				
U.S. Treasuries	$ -	$ 92,387	$ -	$ 92,387
Government agency issued MBS	-	175,698	-	175,698
Government agency issued CMO	-	35,074	-	35,074
Other U.S. government agencies	-	92,842	-	92,842
States and municipalities	-	18,961	-	18,961
Corporate and other debt	-	217,016	34	217,050
Equity, mutual funds, and other	-	1,778	12	1,790
Total trading securities – capital markets	-	633,756	46	633,802
Trading securities – mortgage banking	-	10,013	56,086	66,099
Loans held for sale	-	23,919	206,227	230,146
Securities available for sale:				
U.S. Treasuries	-	48,129	-	48,129
Government agency issued MBS	-	1,000,077	-	1,000,077
Government agency issued CMO	-	1,189,430	-	1,189,430
Other U.S. government agencies	-	20,472	97,673	118,145
States and municipalities	-	42,900	1,500	44,400
Corporate and other debt	696	-	-	696
Equity, mutual funds, and other	35,361	44,016	15,743	95,120
Total securities available for sale	36,057	2,345,024	114,916	2,495,997
Mortgage servicing rights	-	-	302,611	302,611
Other assets	25,337	248,628	-	273,965
Total assets	$61,394	$3,261,340	$679,886	$4,002,620
Trading liabilities – capital markets:				
U.S. Treasuries	$ -	$ 104,087	$ -	$ 104,087
Government agency issued MBS	-	1,952	-	1,952
Government agency issued CMO	-	8	-	8
Corporate and other debt	-	187,340	-	187,340
Total trading liabilities – capital markets	-	293,387	-	293,387
Other short-term borrowings and commercial paper	-	-	39,662	39,662
Other liabilities	4,929	174,493	-	179,422
Total liabilities	$ 4,929	$ 467,880	$ 39,662	$ 512,471

Changes in Recurring Level 3 Fair Value Measurements

In third quarter 2009, FHN reviewed the allocation of fair value between MSR and excess interest from prior first lien loan sales and securitizations. As a result, a net amount of $11.1 million was reclassified from trading securities to MSR within Level 3 assets measured at fair value on a recurring basis. The reclassification had no effect on FHN's Consolidated Statements of Income as excess interest and MSR are highly correlated in valuation and as both excess interest and MSR are recognized at elected fair value with changes in fair value being included within mortgage banking income.

In first quarter 2009, FHN changed the fair value methodology for certain loans held for sale. The methodology change had a minimal effect on the valuation of the applicable loans. Consistent with this change, the applicable amount is presented as a transfer into Level 3 loans held for sale in the following rollforward for the twelve months ended December 31, 2009.

In third quarter 2008, FHN revised its methodology for valuing hedges of MSR and excess interest that were retained from prior securitizations. Consistent with this change, the applicable amounts are presented as a transfer out of net derivative assets and liabilities in the following rollforward for the twelve months ended December 31, 2008. See Determination of Fair Value for a detailed discussion of the changes in valuation methodology.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Twelve Months Ended December 31, 2010						
			Securities available for sale				
(Dollars in thousands)	Trading securities (a)	Loans held for sale	Investment portfolio (b)	Venture Capital	Mortgage servicing rights, net	Net derivative assets and liabilities	Other short-term borrowings and commercial paper
Balance on January 1, 2010	$ 56,132	$206,227	$ 99,173	$15,743	$302,611	$ -	$ 39,662
Adjustment due to adoption of amendments to ASC 810	(4,776)	-	-	-	(2,293)	-	
Total net gains/(losses) included in:							
Net income	8,627	(17,991)	-	(2,962)	(31,146)	-	(12,353)
Other comprehensive income	-	-	(2,302)	-	-	-	-
Purchases, sales, issuances, and settlements, net	(33,505)	19,396	(57,480)	398	(61,853)	(1,000)	-
Balance on December 31, 2010	$ 26,478	$207,632	$ 39,391	$13,179	$207,319	$(1,000)	$ 27,309
Net unrealized gains/(losses) included in net income	$ 5,467(c)	$ (17,991)(c)	$ -	$ (2,962)(d)	$ (27,153)(c)	$(1,000)	$(12,353)(c)

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Trading securities (a)	Loans held for sale	Securities available for sale: Investment portfolio (b)	Securities available for sale: Venture Capital	Mortgage servicing rights, net	Net derivative assets and liabilities	Other short-term borrowings and commercial paper
	Twelve Months Ended December 31, 2009						
Balance on January 1, 2009	$ 153,542	$ 11,330	$111,840	$25,307	$ 376,844	$ 233	$27,957
Total net gains/(losses) included in:							
Net income	55,342	(10,384)	-	(2,252)	67,817	-	11,705
Other comprehensive income	-	-	3,812	-	-	-	-
Purchases, sales, issuances, and settlements, net	(141,675)	(36,265)	(16,479)	(7,312)	(153,127)	(233)	-
Net transfers into/(out of) Level 3	(11,077)	241,546	-	-	11,077	-	-
Balance on December 31, 2009	$ 56,132	$206,227	$ 99,173	$15,743	$ 302,611	$ -	$39,662
Net unrealized gains/(losses) included in net income	$ 14,408(e)	$ (10,384)(c)	$ -	$ (2,252)(d)	$ 69,412(f)	$ -	$11,705(c)

(Dollars in thousands)	Trading securities	Loans held for sale	Securities available for sale	Mortgage servicing rights, net	Net derivative assets and liabilities	Other short-term borrowings and commercial paper
	Twelve Months Ended December 31, 2008					
Balance on January 1, 2008	$ 476,404	$ -	$159,301	$1,159,820	$ 81,517	$ -
Total net gains/(losses) included in:						
Net income	(109,232)	(2,551)	303	(429,854)	146,737	(34,978)
Other comprehensive income	-	-	(3,641)	-	-	-
Purchases, sales, issuances, and settlements, net	(235,569)	(2,711)	(18,816)	(353,122)	(119,926)	62,935
Net transfers into/(out of) Level 3	21,939	16,592	-	-	(108,095)	-
Balance on December 31, 2008	$ 153,542	$ 11,330	$137,147	$ 376,844	$ 233	$ 27,957
Net unrealized gains/(losses) included in net income	$(172,366)(g)	$(10,742)(c)	$ 303(d)	$ (328,112)(h)	$ 72(c)	$(19,974)(c)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Primarily represents certificated interest only strips and excess interest mortgage banking trading securities. Capital markets Level 3 trading securities are not significant.
(b) Primarily represents other U.S. government agencies. States and municipalities are not significant.
(c) Primarily included in mortgage banking income.
(d) Represents recognized gains and losses attributable to venture capital investments classified within securities available for sale that are included in securities gains/(losses) in noninterest income.
(e) Represents recognized gains/(losses) of $(2.2) million included in capital markets noninterest income, $20.5 million included in mortgage banking noninterest income, and $(3.9) million included in other income and commissions.
(f) Represents recognized gains/(losses) of $71.6 million included in mortgage banking noninterest income and $(2.2) million included in other income and commissions.
(g) Includes $(23.8) million included in capital markets noninterest income, $(138.5) million included in mortgage banking noninterest income, and $(10.1) million included in other income and commissions.
(h) Includes $(312.9) million included in mortgage banking noninterest income and $(15.2) million included in other income and commissions.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2010, 2009, and 2008, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

	Carrying Value at December 31, 2010				Twelve Months Ended December 31, 2010
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held for sale – SBAs	$-	$10,456	$ -	$ 10,456	$ 60
Loans held for sale – first mortgages	-	-	15,289	15,289	(7,249)
Loans, net of unearned income (a)	-	-	213,974	213,974	(156,572)
Real estate acquired by foreclosure (b)	-	-	110,536	110,536	(18,097)
Other assets (c)	-	-	87,667	87,667	(11,145)
					$(193,003)

	Carrying Value at December 31, 2009				Twelve Months Ended December 31, 2009
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held for sale	$-	$15,753	$ 21,829	$ 37,582	$ 1,716
Securities available for sale (d)	-	-	-	-	(516)
Loans, net of unearned income (a)	-	-	402,007	402,007	(287,866)
Real estate acquired by foreclosure (b)	-	-	113,722	113,722	(39,879)
Other assets (c)	-	-	108,247	108,247	(8,970)
					$(335,515)

	Carrying Value at December 31, 2008				Twelve Months Ended December 31, 2008
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held for sale	$-	$78,739	$ 38,153	$116,892	$ (27,503)
Securities available for sale (d)	-	1,117	-	1,117	(1,897)
Loans, net of unearned income (a)	-	-	414,902	414,902	(198,485)
Other assets (c)	-	-	113,832	113,832	(9,229)
					$(237,114)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(b) Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c) Represents low income housing investments.

(d) Represents recognition of other than temporary impairment for cost method investments classified within securities available for sale.

In fourth quarter 2010, FHN exercised clean up calls on eight first lien mortgage proprietary securitization trusts. In accordance with accounting requirements, FHN initially recognized the associated loans at fair value. Fair value was primarily determined through reference to observable inputs, including current market prices for similar loans. Since these loans were from the 2002 and 2003 vintages, adjustments were made for the higher yields and lower credit risk associated with the loans in comparison to more currently originated loans being sold. This resulted in recognition of a small premium for the called loans.

In 2009, FHN recognized goodwill impairment of $14.3 million related to the disposition of FTN ECM. In accordance with accounting requirements, FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held for disposal in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-transaction contingencies. Thus, this measurement was considered a Level 3 valuation. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group. During first quarter 2010, the sale failed to close and FHN exited this business through an immediate cessation of operations resulting in an additional goodwill impairment of $3.3 million, which represented all remaining goodwill attributable to FTN ECM.

In first quarter 2008, FHN recognized a lower of cost or market reduction in value of $36.2 million on its warehouse of trust preferred loans, which was classified within level 3 for loans held for sale at March 31, 2008. The determination of estimated market value for the warehouse was based on a hypothetical securitization transaction for the warehouse as a whole. FHN used observable data related to prior securitization transactions as well as changes in credit spreads in the collateralized debt obligation (CDO) market since the most recent transaction. FHN also incorporated significant internally developed assumptions within its valuation of the warehouse, including estimated prepayments and estimated defaults. In accordance with ASC 820, FHN excluded transaction costs related to the hypothetical securitization in determining fair value.

In second quarter 2008, FHN designated its trust preferred warehouse as held to maturity. Accordingly, these loans were excluded from loans held for sale in the nonrecurring measurements table as of December 31, 2008. In conjunction with the transfer of these loans to held to maturity status, FHN performed a lower of cost or market analysis on the date of transfer. This analysis was based on the pricing of market transactions involving securities similar to those held in the trust preferred warehouse with consideration given, as applicable, to any differences in characteristics of the market transactions, including issuer credit quality, call features and term. As a result of the lower of cost or market analysis, FHN determined that its existing valuation of the trust preferred warehouse was appropriate.

In 2008, FHN recognized a lower of cost or market reduction in value of $26.8 million relating to mortgage warehouse loans. Approximately $19 million was attributable to increased repurchases, delinquencies, or aging of loans. The market values for these loans were estimated using historical sales prices for these type loans, adjusted for incremental price concessions that a third party investor was assumed to require due to tightening credit markets and deteriorating housing prices. These assumptions were based on published information about actual and projected deteriorations in the housing market as well as changes in credit spreads. The remaining reduction was primarily attributable to lower investor prices, due primarily to credit spread widening. This reduction was calculated by comparing the total fair value of loans (using the same methodology that is used for fair value option loans) to carrying value for the aggregate population of loans that were not delinquent or aged.

Fair Value Option

FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic ("ASC 825"). FHN determined that the election reduced certain timing differences and better matched changes in the value of such loans with changes in the value of derivatives used as economic hedges for these assets at the time of election. After the 2008 divestiture of certain mortgage banking operations and the significant decline of mortgage loans originated for sale, FHN discontinued hedging the mortgage warehouse.

Repurchased loans are recognized within loans held-for-sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and the estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. Due to the credit-distressed nature of the vast majority of repurchased loans and the related loss severities experienced upon repurchase, FHN believes that the fair value election provides a more timely recognition of changes in value for these loans that occur subsequent to repurchase. Absent the fair value election, these loans would be subject to valuation at the lower of cost or market value, which would prevent subsequent values from exceeding the initial fair value determined at the time of repurchase but would require recognition of subsequent declines in value. Thus, the fair value election provides for a more timely recognition of any potential future recoveries in asset values while not affecting the requirement to recognize subsequent declines in value.

Prior to 2010, FHN transferred certain servicing assets in transactions that did not qualify for sale treatment due to certain recourse provisions. The associated proceeds are recognized within other short-term borrowings and commercial paper in the Consolidated Statements of Condition as of December 31, 2010 and 2009. Since the servicing assets are recognized at fair value and changes in the fair value of the related financing liabilities will exactly mirror the change in fair value of the associated servicing assets, management elected to account for the financing liabilities at fair value. Since the servicing assets have already been delivered to the buyer, the fair value of the financing liabilities associated with the transaction does not reflect any instrument-specific credit risk.

The following table reflects the differences between the fair value carrying amount of mortgages held for sale measured at fair value in accordance with management's election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

	December 31, 2010		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held for sale reported at fair value:			
Total loans	$247,955	$313,199	$(65,244)
Nonaccrual loans	36,768	74,285	(37,517)
Loans 90 days or more past due and still accruing	10,372	26,372	(16,000)

	December 31, 2009		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held for sale reported at fair value:			
Total loans	$230,146	$277,400	$(47,254)
Nonaccrual loans	15,988	34,469	(18,481)
Loans 90 days or more past due and still accruing	8,026	16,765	(8,739)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

	Twelve Months Ended December 31		
(Dollars in thousands)	**2010**	2009	2008
Changes in fair value included in net income:			
Mortgage banking noninterest income			
Loans held for sale	**$(17,991)**	$ (8,236)	$(21,870)
Other short-term borrowings and commercial paper	**(12,353)**	11,705	(19,974)
Estimated changes in fair value due to credit risk (loans held for sale)	**(19,517)**	(19,771)	(21,865)

Certain previously reported amounts have been reclassified to agree with current presentaion.

For the twelve month period ended December 31, 2009 and 2008, the amounts for loans held for sale include $13.7 million, and $21.9 million, respectively, of losses included in pretax earnings that are attributable to changes in instrument-specific credit risk. During 2010, this amount was immaterial. The portion of the fair value adjustments related to credit risk was determined based on both a quality adjustment for delinquencies and the full credit spread on the non-conforming loans.

Interest income on mortgage loans held for sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held for sale.

Determination of Fair Value

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments and MSR recorded at fair value in the Consolidated Statements of Condition and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

Short-term financial assets. Federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with other financial institutions are carried at historical cost. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

Trading securities and trading liabilities. Trading securities and trading liabilities are recognized at fair value through current earnings. Trading inventory held for broker-dealer operations is included in trading securities and trading liabilities. Broker-dealer long positions are valued at bid price in the bid-ask spread. Short positions are valued at the ask price. Inventory positions are valued using observable inputs including current market transactions, LIBOR and U.S. treasury curves, credit spreads, and consensus prepayment speeds.

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which may include certificated residual interests, excess interest (structured as interest-only strips), principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

The fair value of excess interest is determined using prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. Inputs utilized in valuing excess interest are consistent with those used to value the related MSR. The fair value of excess interest typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

The fair value of certificated residual interests was determined using a valuation model that calculates the present value of estimated future cash flows. Inputs utilized in valuing residual interests are generally consistent with those used to value the related MSR. However, due to the lack of market information for residual interests, at December 31, 2009, FHN applied an internally-developed assumption about the yield that a market participant would require in determining the discount rate for its residual interests. The fair value of residual interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. All residual interests were removed from the balance sheet upon adoption of ASU 2009-17 on January 1, 2010.

In some instances, FHN retained interests in the loans it securitized by retaining certificated principal only strips or subordinated bonds. Subsequent to the August 2008 reduction of mortgage banking operations, FHN uses observable inputs such as trades of similar instruments, yield curves, credit spreads, and consensus prepayment speeds to determine the fair value of principal only strips. Previously, FHN used the market prices from comparable assets such as publicly traded FNMA trust principal only strips that were adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities in valuing the principal only strips. The fair value of subordinated bonds was determined using the best available market information, which included trades of comparable securities, independently provided spreads to other marketable securities, and published market research. Where no market information was available, the company utilized an internal valuation model. As of December 31, 2009, no market information was available, and the subordinated bonds were valued using an internal discounted cash flow model, which included assumptions about timing, frequency and severity of loss, prepayment speeds of the underlying collateral, and the yield that a market participant would require. All subordinated bonds were removed from the balance sheet upon adoption of ASU 2009-17 on January 1, 2010.

Securities available for sale. Securities available for sale includes the investment portfolio accounted for as available for sale under ASC 320-10-25, federal bank stock holdings, short-term investments in mutual funds, and venture capital investments. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations. Certain government agency debt obligations with limited trading activity are valued using a discounted cash flow model that incorporates a combination of observable and unobservable inputs. Primary observable inputs include contractual cash flows and the treasury curve. Significant unobservable inputs include estimated trading spreads and estimated prepayment speeds.

Stock held in the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Statements of Condition which is considered to approximate fair value. Short-term investments in mutual funds are measured at the funds' reported closing net asset values. Venture capital investments are typically measured using significant internally generated inputs including adjustments to referenced transaction values and discounted cash flows analysis.

Loans held for sale. In conjunction with the adoption of the provisions of the FASB codification update to ASC 820-10 in second quarter 2009, FHN revised its methodology for determining the fair value of certain loans within its mortgage warehouse. FHN now determines the fair value of the applicable loans using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. For all other loans held in the warehouse (and in prior periods for the loans converted to the discounted cash flow methodology), the fair value of loans whose principal market is the securitization market is based on recent security trade prices for similar products with a similar delivery date, with necessary pricing adjustments to convert the security price to a loan price. Loans whose principal market is the whole loan market are priced based on recent observable whole loan trade prices or published third party bid prices for similar product, with necessary pricing adjustments to reflect differences in loan characteristics. Typical adjustments to security prices being valued for whole loan prices include adding the value of MSR to the security price or to the whole loan price if FHN's mortgage loan is servicing retained, adjusting for interest in excess of (or less than) the required coupon or note rate, adjustments to reflect differences in the characteristics of the loans being valued as compared to the collateral of the security or the loan characteristics in the benchmark whole loan trade, adding interest carry, reflecting the recourse obligation that will remain after sale, and adjusting for changes in market liquidity or interest rates if the benchmark security or loan price is not current. Additionally, loans that are delinquent or otherwise significantly aged are discounted to reflect the less marketable nature of these loans.

Loans held for sale also includes loans made by the Small Business Administration ("SBA"). The fair value of SBA loans is determined using an expected cash flow model that utilizes observable inputs such as the spread between LIBOR and prime rates, consensus prepayment speeds, and the treasury curve. The fair value of other non-mortgage loans held for sale is approximated by their carrying values based on current transaction values.

Loans, net of unearned income. Loans, net of unearned income are recognized at the amount of funds advanced, less charge-offs and an estimation of credit risk represented by the allowance for loan losses. The fair value estimates for disclosure purposes differentiate loans based on their financial characteristics, such as product classification, loan category, pricing features, and remaining maturity.

The fair value of floating rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is considered to approximate book value due to the monthly repricing for commercial and consumer loans, with the exception of floating rate 1-4 family residential mortgage loans which reprice annually and will lag movements in market rates. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period.

Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

The fair value of fixed rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the fixed rate mortgage and installment loan portfolios.

Individually impaired commercial loans are measured using either a discounted cash flow methodology or the estimated fair value of the underlying collateral less costs to sell, if the loan is considered collateral-dependent. In accordance with accounting standards, the discounted cash flow analysis utilizes the loan's effective interest rate for discounting expected cash flow amounts. Thus, this analysis is not considered a fair value measurement in accordance with ASC 820. However, the results of this methodology are considered to approximate fair value for the applicable loans. Expected cash flows are derived from internally-developed inputs primarily reflecting expected default rates on contractual cash flows.

For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Carrying value is considered to reflect fair value for these loans.

Mortgage servicing rights. FHN recognizes all classes of MSR at fair value. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN primarily relies on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

Derivative assets and liabilities. For forwards and futures contracts used to hedge the value of servicing assets currently hedged and the mortgage warehouse which was hedged prior to the 2008 divestiture, fair values are based on current transactions involving identical securities. These contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate related swaps, swaptions, caps, and collars) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, option volatility, and option skew. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings.

In conjunction with the sale of a portion of its Visa Class B shares in December 2010, FHN and the purchaser entered into a derivative transaction whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. The fair value of this derivative has been determined using a discounted cash flow methodology for estimated future cash flows determined through use of probability weighted scenarios for multiple estimates of Visa's aggregate exposure to covered litigation matters, which include consideration of amounts funded by Visa into its escrow account for the covered litigation matters. Since this estimation process required application of judgment in developing significant unobservable inputs used to determine the possible outcomes and the probability weighting assigned to each scenario, this derivative has been classified within Level 3 in fair value measurements disclosures.

Real estate acquired by foreclosure. Real estate acquired by foreclosure primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal. Real estate acquired by foreclosure also includes properties acquired in compliance with HUD servicing guidelines which are carried at the estimated amount of the underlying government assurance or guarantee.

Nonearning assets. For disclosure purposes, nonearning assets include cash and due from banks, accrued interest receivable, and capital markets receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable, and capital markets receivables, the fair value is approximated by the book value.

Other assets. For disclosure purposes, other assets consist of investments in low income housing partnerships and deferred compensation assets that are considered financial assets. Investments in low income housing partnerships are written down to estimated fair value quarterly based on the estimated value of the associated tax credits. Deferred compensation assets are recognized at fair value, which is based on quoted prices in active markets.

Defined maturity deposits. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. In accordance with ASC 825, the fair value is approximated by the book value. For disclosure purposes, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Short-term financial liabilities. The fair value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings and commercial paper are approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization. Other short-term borrowings and commercial paper includes a liability associated with transfers of mortgage servicing rights that did not qualify for sale accounting. This liability is accounted for at elected fair value, which is measured consistent with the related MSR, as previously described.

Term borrowings. The fair value is based on quoted market prices or dealer quotes for the identical liability when traded as an asset. When pricing information for the identical liability is not available, relevant prices for similar debt instruments are used with adjustments being made to the prices obtained for differences in characteristics of the debt instruments. If no relevant pricing information is available, the fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other commitments. Fair values are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held for sale, and long-term debt as of December 31, 2010 and 2009, involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. Assets and liabilities that are not financial instruments (including MSR) have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the company.

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded commitments as of December 31, 2010 and 2009.

	December 31, 2010		December 31, 2009	
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Assets:				
Loans, net of unearned income and allowance for loan losses	**$16,117,773**	**$15,196,341**	$17,226,970	$16,070,150
Short-term financial assets	**942,129**	**942,129**	992,183	992,183
Trading securities	**769,750**	**769,750**	699,900	699,900
Loans held for sale	**375,289**	**375,289**	452,501	452,501
Securities available for sale	**3,031,930**	**3,031,930**	2,694,468	2,694,468
Derivative assets	**303,660**	**303,660**	248,628	248,628
Other assets	**112,788**	**112,788**	133,583	133,583
Nonearning assets	**574,710**	**574,710**	892,927	892,927
Liabilities:				
Deposits:				
Defined maturity	**$ 1,952,745**	**$ 2,007,147**	$ 2,455,936	$ 2,522,334
Undefined maturity	**13,255,486**	**13,255,486**	12,411,279	12,411,279
Total deposits	**15,208,231**	**15,262,633**	14,867,215	14,933,613
Trading liabilities	**361,920**	**361,920**	293,387	293,387
Short-term financial liabilities	**2,295,643**	**2,295,643**	3,636,111	3,636,111
Term borrowings	**3,228,070**	**2,893,938**	2,891,133	2,385,949
Derivative liabilities	**215,220**	**215,220**	179,422	179,422
Other noninterest-bearing liabilities	**103,951**	**103,951**	338,161	338,161
	Contractual Amount	Fair Value	Contractual Amount	Fair Value
Unfunded Commitments:				
Loan commitments	**$ 7,903,537**	**$ 1,060**	$ 8,370,960	$ 1,172
Standby and other commitments	**487,578**	**6,021**	540,858	5,612

Note 23 ❑ Loan Sales and Securitizations

Historically, FHN utilized loan sales and securitizations as a significant source of liquidity for its mortgage banking operations. With FHN's shift to originations of mortgages within its regional banking footprint following the sale of national mortgage origination offices, loan sale and securitization activity has significantly decreased. Generally, FHN no longer retains financial interests in any loans it transfers to third parties. During 2010, FHN transferred $.8 billion of single-family residential mortgage loans in whole loan sales resulting in $7.2 million of net pre-tax gains. In 2009 and 2008, FHN transferred $1.3 billion and $19.5 billion, respectively, of residential mortgage loans and HELOC in whole loan sales or proprietary securitizations resulting in net pre-tax gains of $16.1 million and $237.1 million, respectively.

Retained Interests

Interests retained from prior loan sales, including GSE securitizations, typically included MSR and excess interest. Interests retained from proprietary securitizations included MSR and various financial assets (see discussion below). MSR were initially valued at fair value and the remaining retained interests were initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of sale or securitization.

In certain cases, FHN continues to service and receive servicing fees related to the transferred loans. Generally, FHN received annual servicing fees approximating .29 percent in 2010, .28 percent in 2009, and .27 percent in 2008, of the outstanding balance of underlying single-family residential mortgage loans. FHN received annual servicing fees approximating .50 percent in 2010, 2009, and 2008, of the outstanding balance of underlying loans for HELOC and home equity loans transferred. MSR related to loans transferred and serviced by FHN, as well as MSR related to loans serviced by FHN and transferred by others, are discussed further in Note 6–Mortgage Servicing Rights. There were no significant additions to MSR in 2010 or 2009.

Other financial assets retained in proprietary or GSE securitizations may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from off balance sheet securitizations are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income. In first quarter 2010, in conjunction with the adoption of amendments to ASC 810, FHN consolidated certain proprietary securitization trusts for which residual interests and subordinated bonds were held. Accordingly, these amounts were removed from the Consolidated Statements of Condition as of January 1, 2010. Additionally, in fourth quarter 2009, FHN sold $49.0 million of excess interest.

Note 23 ❑ Loan Sales and Securitizations (continued)

The sensitivity of the fair value of all retained or purchased MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2010 and 2009 are as follows:

(Dollars in thousands except for annual cost to service)	December 31, 2010 First Liens	December 31, 2010 Second Liens	December 31, 2010 HELOC	December 31, 2009 First Liens	December 31, 2009 Second Liens	December 31, 2009 HELOC
Fair value of retained interests	**$203,812**	**$ 262**	**$3,245**	$296,115	$1,174	$5,322
Weighted average life (in years)	**4.3**	**2.8**	**2.5**	4.4	2.2	2.4
Annual prepayment rate	**20.1%**	**27.0%**	**31.2%**	18.7%	34.5%	30.6%
Impact on fair value of 10% adverse change	**$ (10,139)**	**$ (31)**	**$ (249)**	$ (15,326)	$ (40)	$ (163)
Impact on fair value of 20% adverse change	**(19,420)**	**(59)**	**(476)**	(29,346)	(81)	(326)
Annual discount rate on servicing cash flows	**11.6%**	**14.0%**	**18.0%**	11.7%	16.0%	18.0%
Impact on fair value of 10% adverse change	**$ (5,756)**	**$ (14)**	**$ (96)**	$ (8,678)	$ (19)	$ (96)
Impact on fair value of 20% adverse change	**(11,149)**	**(28)**	**(185)**	(16,800)	(38)	(192)
Annual cost to service (per loan)	**$ 121**	**$ 50**	**$ 50**	$ 119	$ 50	$ 50
Impact on fair value of 10% adverse change	**(5,003)**	**(16)**	**(52)**	(7,223)	(59)	(266)
Impact on fair value of 20% adverse change	**(9,978)**	**(32)**	**(104)**	(14,410)	(117)	(532)
Annual earnings on escrow	**1.4%**	**-**	**-**	2.5%	3.5%	3.5%
Impact on fair value of 10% adverse change	**$ (2,102)**	**-**	**-**	$ (4,488)	$ (1)	$ (28)
Impact on fair value of 20% adverse change	**(4,204)**	**-**	**-**	(8,982)	(3)	(56)

The sensitivity of the fair value of other retained interests to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2010 and 2009 are as follows:

(Dollars in thousands except for annual cost to service)	Excess Interest IO	Certificated PO	IO	Subordinated Bonds	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC
December 31, 2010						
Fair value of retained interests	**$26,237**	**$ 8,992**	**NM**	**N/A**	**N/A**	**N/A**
Weighted average life (in years)	**4.5**	**5.0**	**NM**	**N/A**	**N/A**	**N/A**
Annual prepayment rate	**17.2%**	**23.4%**	**NM**	**N/A**	**N/A**	**N/A**
Impact on fair value of 10% adverse change	**$ (1,159)**	**$ (471)**	**NM**	**N/A**	**N/A**	**N/A**
Impact on fair value of 20% adverse change	**(2,241)**	**(934)**	**NM**	**N/A**	**N/A**	**N/A**
Annual discount rate on residual cash flows	**13.0%**	**22.5%**	**NM**	**N/A**	**N/A**	**N/A**
Impact on fair value of 10% adverse change	**$ (1,084)**	**$ (373)**	**NM**	**N/A**	**N/A**	**N/A**
Impact on fair value of 20% adverse change	**(2,076)**	**(716)**	**NM**	**N/A**	**N/A**	**N/A**
December 31, 2009						
Fair value of retained interests	$51,035	$10,013	$ 265	$1,130	$2,291	$1,269
Weighted average life (in years)	4.8	5.3	7.8	3.1	2.7	2.4
Annual prepayment rate	15.6%	22.6%	10.3%	7.5%	26.3%	28.0%
Impact on fair value of 10% adverse change	$ (2,398)	$ (394)	$ (8)	$ (23)	$ (32)	$ (182)
Impact on fair value of 20% adverse change	(4,650)	(782)	(21)	(46)	(59)	(301)
Annual discount rate on residual cash flows (a)	10.3%	23.8%	34.6%	225.6%	34.9%	32.9%
Impact on fair value of 10% adverse change	$ (2,199)	$ (515)	$ (17)	$ (77)	$ (109)	$ (207)
Impact on fair value of 20% adverse change	(4,204)	(1,050)	(33)	(147)	(206)	(373)

NM - Amount is not meaningful.

(a) For subordinated bonds, rate used is the actual bond yield.

These sensitivities are hypothetical and should not be considered predictive of future performance. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Also, the effect on the fair value of the retained interest caused by a particular assumption variation is calculated independently from all other assumption changes. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Furthermore, the estimated fair values, as disclosed, should not be considered indicative of future earnings on these assets.

Note 23 ❑ Loan Sales and Securitizations (continued)

For the years ended December 31, 2010, 2009, and 2008, cash flows received and paid related to loan sales and securitizations were as follows:

(Dollars in thousands)	**2010**	2009	2008
Proceeds from initial sales and securitizations	**$837,905**	$1,320,538	$19,543,829
Servicing fees retained (a)	**95,902**	132,799	249,122
Purchases of GNMA guaranteed mortgages	**76,678**	18,225	103,436
Purchases of previously transferred financial assets (b) (c)	**458,337**	302,043	9,152
Other cash flows received on retained interests	**10,783**	63,994	47,306

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Includes servicing fees on MSR associated with loan sales and purchased MSR.
(b) Includes repurchases of both delinquent and performing loans, foreclosed assets, and make-whole payments for economic losses incurred by purchaser.
(c) 2010 includes $175 million related to clean-up calls exercised by FHN in fourth quarter.

As of December 31, 2010, the principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2010 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans (a)	Net Credit Losses (b)
	On December 31, 2010		**For the year ended December 31, 2010**
Type of loan:			
Real estate residential	$ 22,373,312	$1,076,908	$570,682
Total loans managed or transferred (c)	$ 22,373,312	$1,076,908	$570,682
Loans sold	(14,578,430)		
Loans held for sale	(332,913)		
Loans held in portfolio	$ 7,461,969		

(a) Loans 90 days or more past due include $39.9 million of GNMA guaranteed mortgages.
(b) Principal amount of loans securitized and sold includes $10.9 billion of loans securitized through GNMA, FNMA, or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through proprietary trusts, where FHN retained interests other than servicing rights. See Note 18 - Restrictions, Contingencies, and Other Disclosure for discussion related to repurchase obligations for loans transferred to GSEs and private investors.
(c) Other than loans transferred to GSE, loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

As of December 31, 2009, the principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2009 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans (a)	Net Credit Losses (b)
	On December 31, 2009		For the year ended December 31, 2009
Type of loan:			
Real estate residential	$ 32,821,231	$960,307	$504,225
Total loans managed or transferred (c)	$ 32,821,231	$960,307	$504,225
Loans sold	(24,472,150)		
Loans held for sale	(331,979)		
Loans held in portfolio	$ 8,017,102		

(a) Loans 90 days or more past due include $40.0 million of GNMA guaranteed mortgages.
(b) Principal amount of loans securitized and sold includes $19.5 billion of loans securitized through GNMA, FNMA or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through proprietary trusts, where FHN retained interests other than servicing rights. See Note 18 - Restrictions, Contingencies, and Other Disclosure for discussion related to repurchase obligations for loans transferred to GSEs and private investors.
(c) Other than loans transferred to GSE, loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

Note 23 ❑ Loan Sales and Securitizations (continued)

Secured Borrowings. FTBNA executed several securitizations of retail real estate residential loans for the purpose of engaging in secondary market financing. Since the related trusts did not qualify as QSPE under the applicable accounting rules at that time and since the cash flows on the loans are pledged to the holders of the trusts' securities, FTBNA recognized the proceeds as secured borrowings in accordance with ASC's Transfers and Servicing Topic ("ASC 860-10-50"). With the prospective adoption of ASU 2009-17 in first quarter 2010, all amounts related to consolidated proprietary securitization trusts have been included in restricted balances on the Consolidated Statements of Condition. On December 31, 2009, FTBNA recognized $654.6 million of loans net of unearned income and $650.4 million of other collateralized borrowings on the Consolidated Statements of Condition related to consolidated proprietary securitizations of retail real estate residential loans.

In 2007, FTBNA executed a securitization of certain small issuer trust preferred for which the underlying trust did not qualify as a sale under ASC 860. Therefore, FTNBA has accounted for the funds received through the securitization as a secured borrowing. On December 31, 2010, FTBNA had $112.5 million of loans net of unearned income, $1.7 million of trading securities, and $51.2 million of term borrowings on the Consolidated Statements of Condition related to this transaction. On December 31, 2009, FTBNA had $112.5 million of loans net of unearned income, $1.7 million of trading securities, and $50.1 million of other collateralized borrowings on the Consolidated Statements of Condition related to this transaction. See Note 24 — Variable Interest Entities for additional information.

Note 24 ❑ Variable Interest Entities

Effective January 1, 2010, FHN adopted the provisions of ASU 2009-16 and ASU 2009-17. The provisions of ASU 2009-16 updates ASC 860, "Transfers and Servicing," to provide for the removal of the qualifying special purpose entity ("QSPE") concept from GAAP, resulting in these entities being considered variable interest entities ("VIE") which must be evaluated for consolidation on and after its effective date. The provisions of ASU 2009-17 amends ASC 810, "Consolidation," to revise the criteria for determining the primary beneficiary of a VIE by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. The updated provisions of ASC 810 clarify that a VIE exists when the equity investors, as a group, lack either (1) the power through voting rights, or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance, (2) the obligation to absorb the expected losses of the entity, (3) the right to receive the expected residual returns of the entity, or (4) when the equity investors, as a group, do not have sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual ownership, or other interest, that fluctuates with changes in the fair value of the VIE's net assets exclusive of variable interests. Under ASC 810, as amended, FHN is deemed to be the primary beneficiary and required to consolidate a VIE if it has a variable interest in the VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant. As amended, ASC 810, requires continual reconsideration of conclusions reached regarding which interest holder is a VIE's primary beneficiary. The consolidation methodology provided in this footnote for the year ended December 31, 2010, has been prepared in accordance with ASC 810 as amended by ASU 2009-17.

Prior to the adoption of the provisions of the Codification update to ASC 810 in first quarter 2010, FHN was deemed to be the primary beneficiary and required to consolidate a VIE if it had a variable interest that would absorb the majority of the VIE's expected losses, receive the majority of expected residual returns, or both. A VIE existed when equity investors did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities by itself. Expected losses and expected residual returns were measures of variability in the expected cash flow of a VIE. Reconsideration of conclusions reached regarding which interest holder was a VIE's primary beneficiary was required only upon the occurrence of certain specified events. The consolidation methodology provided in this footnote for the year ended December 31, 2009, has been prepared in accordance with the provisions of ASC 810 prior to its amendment by ASU 2009-17.

Year Ended December 31, 2010

Consolidated Variable Interest Entities. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking and consumer lending operations. Except for recourse due to breaches of standard representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIE as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts' economic performance. In situations where the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN potentially absorbing losses or receiving benefits that are significant to the trusts, FHN is considered the primary beneficiary, as it is also assumed to have the power as servicer to most significantly impact the activities of such VIE. Consolidation of the trusts results in the recognition of the trusts' proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of the trusts' securities.

FHN has established certain rabbi trusts related to deferred compensation plans offered to its employees. FHN contributes employee cash compensation deferrals to the trusts and directs the underlying investments made by the trusts. The assets of these trusts are available to FHN's creditors only in the event that FHN becomes insolvent. These trusts are considered VIE because either there is no equity at risk in the trusts or because FHN provided the equity interest to its employees in exchange for services rendered. FHN is considered the primary beneficiary of the rabbi trusts as it has the power to direct the activities that most significantly impact the economic performance of the rabbi trusts through its ability to direct the underlying investments made by the trusts. Additionally, FHN could potentially receive benefits or absorb losses that are significant to the trusts due to its right to receive any asset values in excess of liability payoffs and its obligation to fund any liabilities to employees that are in excess of a rabbi trust's assets. Under the rules applicable in 2009, these were considered VIE and required consolidation.

The following table summarizes VIE consolidated by FHN as of December 31, 2010:

	On-Balance Sheet Consumer Loan Securitizations	Rabbi Trusts Used for Deferred Compensation Plans
(Dollars in thousands)	Carrying Value	Carrying Value
Assets:		
Cash and due from banks	$ 3,143	N/A
Loans, net of unearned income	757,491	N/A
Less: Allowance for loan losses	47,452	N/A
Total net loans	710,039	N/A
Other assets	19,658	$61,323
Total assets	$732,840	$61,323
Noninterest-bearing deposits	$ 1,203	N/A
Term borrowings	754,521	N/A
Other liabilities	101	$57,218
Total liabilities	$755,825	$57,218

Nonconsolidated Variable Interest Entities. Since 1997, First Tennessee Housing Corporation ("FTHC"), a wholly-owned subsidiary, has made equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. LIHTC partnerships are considered VIE because FTHC, as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the success of the entity through voting rights or similar rights. While FTHC could absorb losses that are significant to the LIHTC partnerships as it has a risk of loss for its initial capital contributions and funding commitments to each partnership, it is not considered the primary beneficiary of the LIHTC partnerships. The general partners are considered the primary beneficiaries because managerial functions give them the power to direct the activities that most significantly impact the partnerships' economic performance and the general partners are exposed to all losses beyond FTHC's initial capital contributions and funding commitments. Under the rules applicable in 2009, investments in LIHTC partnerships were also considered VIE and did not meet requirements for consolidation.

FTBNA holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities ("trust preferreds") for smaller banking and insurance enterprises. FTBNA has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. The creditors of the trusts hold no recourse to the assets of FTBNA. These trusts meet the definition of a VIE because the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. Based on the nature of the trusts' activities and the size of FTBNA's holdings, FTBNA could potentially receive benefits or absorb losses that are significant to the trusts regardless of whether a majority of a trust's securities are held by FTBNA. However, since FTBNA is solely a holder of the trusts' securities, it has no rights which would give it the power to direct the activities that most significantly impact the trusts' economic performance and thus it cannot be considered the primary beneficiary of the trusts. FTBNA has no contractual requirements to provide financial support to the trusts. Under the rules applicable in 2009, these trusts were determined to be VIEs and in certain cases, certain trusts met the requirements for consolidation. See additional discussion regarding these trusts in the 2009 section of this footnote.

In 2007, FTBNA executed a securitization of certain small issuer trust preferreds for which the underlying trust meets the definition of a VIE because the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entity's economic performance. FTBNA could potentially receive benefits or absorb losses that are significant to the trust based on the size and priority of the interests it retained in the securities issued by the trust. However, since FTBNA did not retain servicing or other decision making rights, it has determined that it is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the trust's economic performance. Accordingly, FTBNA has accounted for the funds received through the securitization as a term borrowing in its Consolidated Statements of Condition as of December 31, 2010. FTBNA has no contractual requirement to provide financial support to the trust. Under the rules applicable in 2009, the trust was considered a VIE and did not meet the requirement for consolidation.

FHN has previously issued junior subordinated debt totaling $309.3 million to First Tennessee Capital I ("Capital I") and First Tennessee Capital II ("Capital II"). In first quarter 2011, FHN redeemed all of the subordinated debentures issued to Capital I. As of the end of 2010, both Capital I and Capital II are considered VIE because FHN's capital contributions to these trusts are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities' economic performance. FHN cannot be the trusts' primary beneficiary because FHN's capital contributions to the trusts are not considered variable interests as they are not "at risk". Consequently, Capital I and Capital II are not consolidated by FHN.

FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Except for recourse due to breaches of standard representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIE as the holders of equity at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. While FHN is assumed to have the power as servicer to most significantly impact the activities of such VIE, in situations where FHN does not potentially participate in significant portions of a securitization trust's cash flows, it is not considered the primary beneficiary of the trust. Thus, such trusts are not consolidated by FHN.

Prior to third quarter 2008, FHN transferred first lien mortgages to government agencies, or GSE, for securitization and retained MSR and other various interests in certain situations. Except for recourse due to breaches of standard representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. The Agencies' status as Master Servicer and the rights they hold consistent with their guarantees on the securities issued provide them with the power to direct the activities that most significantly impact the trusts' economic performance. Thus, such trusts are not consolidated by FHN as it is not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that are significant to the trusts.

In relation to certain agency securitizations, FHN purchased the servicing rights on the securitized loans from the loan originator and holds other retained interests. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. As the Agencies serve as Master Servicer for the securitized loans and hold rights consistent with their guarantees on the securities issued, they have the power to direct the activities that most significantly impact the trusts' economic performance. Thus, FHN is not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that are significant to the trusts. FHN has no contractual requirements to provide financial support to the trusts.

FHN holds securities issued by various agency securitization trusts. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities' economic performance. FHN could potentially receive benefits or absorb losses that are significant to the trusts based on the nature of the trusts' activities and the size of FHN's holdings. However, FHN is solely a holder of the trusts' securities and does not have the power to direct the activities that most significantly impact the trusts' economic performance, and is not considered the primary beneficiary of the trusts. FHN has no contractual requirements to provide financial support to the trusts.

FHN holds collateralized debt obligations ("CDOs") issued by various trusts. FHN has no voting rights for the trusts' activities. The trusts' only assets are trust preferreds of the issuing banks' trusts. The trusts associated with the CDOs acquired by FHN meet the definition of a VIE as there are no holders of an equity investment at risk with adequate power to direct the trusts' activities that most significantly impact the trusts' economic performance. While FHN could potentially receive benefits or absorb losses that are significant to the trusts, as FHN does not have decision making rights over whether interest deferral is elected by the issuing banks on the junior subordinated debentures that underlie the small issuer trust preferreds, it does not have the power to direct the activities that most significantly impact the trusts' economic performance. Accordingly, FHN has determined that it is not the primary beneficiary of the associated trusts. FHN has no contractual requirements to provide financial support to the trusts.

For certain troubled commercial loans, FTBNA restructures the terms of the borrower's debt in an effort to increase the probability of receipt of amounts contractually due. Following a troubled debt restructuring, the borrower entity typically meets the definition of a VIE as the initial determination of whether the entity is a VIE must be reconsidered and economic events have proven that the entity's equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As FTBNA does not have the power to direct the activities that most significantly impact such troubled commercial borrowers' operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, FTBNA is exposed to potentially significant benefits and losses of the borrowing entity. FTBNA has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt that allows for preparation of the underlying collateral for sale.

FHN serves as manager over certain discretionary trusts, for which it makes investment decisions on behalf of the trusts' beneficiaries in return for a reasonable management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power, through voting rights or similar rights, to direct the activities that most significantly impact the entities' economic performance. The management fees FHN receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met. Therefore, the VIE are not consolidated by FHN because it cannot be the trusts' primary beneficiary. FHN has no contractual requirements to provide financial support to the trusts.

Note 24 ❑ Variable Interest Entities (continued)

The following table summarizes VIE that are not consolidated by FHN as of December 31, 2010:

(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low Income Housing Partnerships (a) (b)	$ 88,923	$ -	Other assets
Small Issuer Trust Preferred Holdings (c)	465,157	-	Loans, net of unearned income
On-Balance Sheet Trust Preferred Securitization	62,920	51,241	(d)
Proprietary Trust Preferred Issuances (e)	N/A	309,279	Term borrowings
Proprietary & Agency Residential Mortgage Securitizations	404,282	-	(f)
Holdings of Agency Mortgage-Backed Securities (c)	2,967,845	-	(g)
Short Positions in Agency Mortgage-Backed Securities (e)	N/A	1,804	Trading liabilities
Pooled Trust Preferred Securities (c)	34	-	Trading securities
Commercial Loan Troubled Debt Restructurings (h) (i)	119,353	-	Loans, net of unearned income
Managed Discretionary Trusts (e)	N/A	N/A	N/A

(a) Maximum loss exposure represents $87.7 million of current investments and $1.3 million of contractual funding commitments. Only the current investment amount is included in Other assets.
(b) A liability is not recognized because investments are written down over the life of the related tax credit.
(c) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.
(d) $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $51.2 million classified as Term borrowings.
(e) No exposure to loss due to the nature of FHN's involvement.
(f) Includes $100.9 million and $75.2 million classified as MSR and $14.0 million and $21.4 million classified as Trading securities related to proprietary and agency residential mortgage securitizations, respectively. Aggregate servicing advances of $262.5 million are classified as Other assets and is offset by aggregate custodial balances of $69.8 million classified as Noninterest-bearing deposits.
(g) Includes $329.1 million classified as Trading securities and $2.6 billion classified as Securities available for sale.
(h) Maximum loss exposure represents $115.5 million of current receivables and $3.8 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.
(i) A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers' operations.

See Other disclosures–Indemnification agreements and guarantees section of Note 18–Restrictions, Contingencies and Other Disclosures for information regarding FHN's repurchase exposure for claims that FHN breached its standard representations and warranties made in connection with the sale of loans to proprietary and agency residential mortgage securitization trusts.

Year Ended December 31, 2009

Consolidated Variable Interest Entities. In 2007 and 2006, FTBNA established several Delaware statutory trusts ("Trusts"), for the purpose of engaging in secondary market financing. Except for recourse due to breaches of standard representations and warranties made by FTBNA in connection with the sale of the retail real estate residential loans by FTBNA to the Trusts, the creditors of the Trusts hold no recourse to the assets of FTBNA. Additionally, FTBNA has no contractual requirements to provide financial support to the Trusts. Since the Trusts did not qualify as QSPE, FTBNA treated the proceeds as secured borrowings in accordance with ASC 860. FTBNA determined that the Trusts were VIE because the holders of the equity investment at risk did not have adequate decision making ability over the trusts' activities. Thus, FTBNA assessed whether it was the primary beneficiary of the associated trusts. Since there was an overcollateralization of the Trusts, any excess of cash flows received on the transferred loans above the amounts passed through to the security holders would revert to FTBNA. Accordingly, FTBNA determined that it was the primary beneficiary of the Trusts because it absorbed a majority of the expected losses of the Trusts.

The rabbi trusts related to deferred compensation plans are considered VIE because either there is no equity at risk in the trusts or because FHN provided the equity interest to its employees in exchange for services rendered. Given that the trusts were created in exchange for the employees' services, FHN is considered the primary

Note 24 ❑ Variable Interest Entities (continued)

beneficiary of the rabbi trusts because it is most closely related to their purpose and design. FHN has the obligation to fund any liabilities to employees that are in excess of a rabbi trust's assets.

FTBNA holds interests in trusts that issued trust preferreds for smaller banking and insurance enterprises which met the definition of a VIE because the holders of the equity investment at risk do not have adequate decision making ability over the trusts' activities. FTBNA has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. The creditors of the trusts hold no recourse to the assets of FTBNA. In situations where FTBNA holds a majority of the trust preferreds issued by a trust, it was considered the primary beneficiary of that trust because FTBNA will absorb a majority of the trust's expected losses. FTBNA has no contractual requirements to provide financial support to the trusts. In situations where FTBNA holds a majority, but less than all, of the trust preferreds for a trust, consolidation of the trust resulted in recognition of amounts received from other parties as debt.

The following table summarizes VIE consolidated by FHN as of December 31, 2009:

(Dollars in thousands)	Assets		Liabilities	
Type	Carrying Value	Classification	Carrying Value	Classification
On balance sheet consumer loan securitizations	$654,644	Loans, net of unearned income	$650,442	Other collateralized borrowings
Small issuer trust preferred holdings	452,850	Loans, net of unearned income	30,500	Term borrowings
Rabbi trusts used for deferred compensation plans	90,391	Other assets	57,720	Other liabilities

Nonconsolidated Variable Interest Entities. Under rules applicable in 2009, LIHTC partnerships were considered VIE because FTHC, as the holder of the equity investment at risk, does not have the ability to significantly affect the success of the entity through voting rights. FTHC was not considered the primary beneficiary of the LIHTC partnerships because an agent relationship existed between FTHC and the general partners, whereby the general partners cannot sell, transfer or otherwise encumber their ownership interest without the approval of FTHC. Because this resulted in a de facto agent relationship between the partners, the general partners were considered the primary beneficiaries because their operations were most closely associated with the LIHTC partnerships' operations. FTHC has no contractual requirements to provide financial support to the LIHTC partnerships beyond its initial funding commitments.

Under rules applicable in 2009, trusts that issued trust preferreds for smaller banking and insurance enterprises met the definition of a VIE because the holders of the equity investment at risk do not have adequate decision making ability over the trusts' activities. In situations where FTBNA did not hold a majority of the trust preferreds issued by a trust, it was not considered the primary beneficiary of that trust because FTBNA does not absorb a majority of the expected losses of the trust. FTBNA has no contractual requirements to provide financial support to the trusts.

In 2007, FTBNA executed a securitization of certain small issuer trust preferreds for which the underlying trust did not qualify as a QSPE under ASC 860. This trust was determined to be a VIE because the holders of the equity investment at risk do not have adequate decision making ability over the trust's activities. FTBNA determined that it was not the primary beneficiary of the trust due to the size and priority of the interests it retained in the securities issued by the trust. Accordingly, FTBNA accounted for the funds received through the securitization as a collateralized borrowing in its Consolidated Statements of Condition. FTBNA has no contractual requirement to provide financial support to the trust.

Both Capital I and Capital II were considered VIE because FHN's capital contributions to these trusts are not considered "at risk" in evaluating whether the equity investments at risk in the trusts have adequate decision making ability over the trusts' activities. Capital I and Capital II were not consolidated by FHN because the holders of the securities issued by the trusts absorb a majority of expected losses and residual returns.

Note 24 ❑ Variable Interest Entities (continued)

The following table summarizes VIE that are not consolidated by FHN as of December 31, 2009:

(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low Income Housing Partnerships (a) (b)	$110,017	$ -	Other assets
Small Issuer Trust Preferred Holdings	43,000	-	Loans, net of unearned income
On Balance Sheet Trust Preferred Securitization	64,027	50,147	(c)
Proprietary Trust Preferred Issuances	N/A	309,279	Term borrowings

(a) Maximum loss exposure represents $108.2 million of current investments and $1.8 million of contractual funding commitments. Only the current investment amount is included in Other Assets.
(b) A liability is not recognized because investments are written down over the life of the related tax credit.
(c) $112.5 million was classified as Loans, net of unearned income and $1.7 million was classified as Trading securities which are offset by $50.1 million classified as Other collateralized borrowings.

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its legacy mortgage servicing operations, capital markets, and risk management operations, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely re-evaluated. The Asset/Liability Committee ("ALCO") monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with its counterparties to limit credit risk. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds, or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Derivative instruments are recorded on the Consolidated Statements of Condition as Other assets or Other liabilities measured at fair value. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For freestanding derivative instruments, changes in fair value are recognized currently in earnings. Cash flows from derivative contracts are reported as Operating activities on the Consolidated Statements of Cash Flows.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

On December 31, 2010 and 2009, respectively, FHN had approximately $160.8 million and $108.2 million of cash receivables and $111.4 million and $81.0 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds, with derivative counterparties. Certain of FHN's agreements with derivative counterparties contain provisions that require that FTBNA's debt maintain minimum credit ratings from specified credit rating agencies. If FTBNA's debt were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and request immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $2.1 million of assets and $23.7 million of liabilities on December 31, 2010 and $4.4 million of assets and $10.9 million of liabilities on December 31, 2009. FHN had posted collateral of $25.1 million as of December 31, 2010 in the normal course of business related to these contracts. As of December 31, 2009, FHN had posted collateral of $10.3 million in the normal course of business related to these contracts.

Additionally, certain of FHN's derivative agreements contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or FTBNA is lowered, FHN would be required to post additional collateral with the counterparties. The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $137.8 million of assets and $161.2 million of liabilities on December 31, 2010 and was $110.8 million of assets and $81.1 million of liabilities on December 31, 2009. As of December 31, 2010 and 2009, FHN had received collateral of $111.4 million and $79.4 million and posted collateral of $158.7 million and $77.0 million, respectively, in the normal course of business related to these agreements.

Legacy Mortgage Banking Operations

Retained Interests

FHN revalues MSR to current fair value each month with changes in fair value included in servicing income in Mortgage banking noninterest income on the Consolidated Statements of Income. FHN hedges the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. FHN enters into interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

FHN utilizes derivatives as an economic hedge (potentially including swaps, swaptions, and mortgage forward purchase contracts) to protect the value of its interest-only securities that change in value inversely to the movement of interest rates. Interest-only securities are included in Trading securities on the Consolidated Statements of Condition. Changes in the fair value of these derivatives and the hedged interest-only securities are recognized currently in earnings in Mortgage banking noninterest income as a component of servicing income on the Consolidated Statements of Income.

The following table summarizes FHN's derivatives associated with legacy mortgage servicing activities for the year ended December 31, 2010:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2010**
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures (a) (b)	$3,243,000	$ 5,801	$ 9,090	$ 32,158
Interest Rate Swaps and Swaptions (a) (b)	$5,678,000	$ 36,693	$18,234	$ 74,804
Hedged Items:				
Mortgage Servicing Rights (c) (b)	N/A	$203,412	N/A	$(18,913)
Other Retained Interests (d) (b)	N/A	$ 35,436	N/A	$ 5,806

(a) Assets included in the Other assets section of the Consolidated Statements of Condition. Liabilities included in the Other liabilities section of the Consolidated Statements of Condition.
(b) Gains/losses included in the Mortgage banking income section of the Consolidated Statements of Income.
(c) Assets included in the Mortgage servicing rights section of the Consolidated Statements of Condition.
(d) Assets included in the Trading securities section of the Consolidated Statements of Condition.

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

The following table summarizes FHN's derivatives associated with legacy mortgage servicing activities for the year ended December 31, 2009:

(Dollars in thousands) **Description**	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)** **2009**
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures (a) (b)	$3,275,000	$ 4,262	$13,100	$26,714
Interest Rate Swaps and Swaptions (a) (b)	$2,126,000	$ 21,688	$ 3,654	$ 9,492
Hedged Items:				
Mortgage Servicing Rights (c) (b)	N/A	$296,260	N/A	$61,850
Other Retained Interests (d) (b)	N/A	$ 64,830	N/A	$47,758

(a) Assets included in the Other assets section of the Consolidated Statements of Condition. Liabilities included in the Other liabilities section of the Consolidated Statements of Condition.
(b) Gains/losses included in the Mortgage banking income section of the Consolidated Statements of Income.
(c) Assets included in the Mortgage servicing rights section of the Consolidated Statements of Condition.
(d) Assets included in the Trading securities section of the Consolidated Statements of Condition.

Mortgage Warehouse and Pipeline

Prior to the 2008 divestiture, FHN's warehouse (mortgage loans held for sale) was subject to changes in fair value due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declined in value when interest rates increased and rose in value when interest rates decreased. To mitigate this risk, FHN entered into forward sales and futures contracts that provided an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives were recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income. Upon adoption of the Financial Instruments Topic (ASC 825-10-50), FHN elected to prospectively account for substantially all of its mortgage loan warehouse products at fair value upon origination and correspondingly discontinued the application of ASC 815-10-45 hedging relationships for all subsequent originations.

Mortgage banking interest rate lock commitments are short-term commitments to fund mortgage loan applications in process ("the pipeline") for a fixed term at a fixed price. During the term of an interest rate lock commitment, FHN had the risk that interest rates could change from the rate quoted to the borrower. FHN entered into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments as economic hedges designed to protect the value of the interest rate lock commitments from changes in value due to changes in interest rates. Interest rate lock commitments qualify as derivative financial instruments and as such do not qualify for hedge accounting treatment. As a result, the interest rate lock commitments were recorded at fair value with changes in fair value recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income. Changes in the fair value of the derivatives that served as economic hedges of interest rate lock commitments were also included in current earnings as a component of gain or loss on the sale of loans in mortgage banking noninterest income.

Capital Markets

Capital markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities principally for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital markets also enters into interest rate contracts, including options, caps, swaps, and floors for its customers. In addition, capital markets enters into futures contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in capital markets noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Other assets and Other liabilities. The FTN Financial Risk and the Credit Risk Management Committees collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $390.1 million and $598.6 million for the years ended

December 31, 2010 and 2009, respectively. Total revenues are inclusive of both derivative and non-derivative financial instruments. Trading revenues are included in Capital markets noninterest income.

The following table summarizes FHN's derivatives associated with capital markets trading activities as of December 31, 2010:

(Dollars in thousands)	2010		
Description	**Notional**	**Assets**	**Liabilities**
Customer Interest Rate Contracts	$1,666,711	$67,729	$ 4,400
Offsetting Upstream Interest Rate Contracts	1,666,711	4,400	67,729
Forwards and Futures Purchased	1,609,665	2,598	4,130
Forwards and Futures Sold	1,856,839	4,753	5,380

The following table summarizes FHN's derivatives associated with capital markets trading activities as of December 31, 2009:

(Dollars in thousands)	2009		
Description	**Notional**	**Assets**	**Liabilities**
Customer Interest Rate Contracts	$1,514,517	$40,128	$15,246
Offsetting Upstream Interest Rate Contracts	1,514,517	15,250	40,135
Forwards and Futures Purchased	2,659,054	8,736	1,180
Forwards and Futures Sold	2,836,643	1,051	11,990

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. FHN's interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities, not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers with customer derivatives paired with offsetting market instruments that, when completed, are designed to mitigate interest rate risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in Noninterest expense on the Consolidated Statements of Income.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain long-term debt obligations totaling $1.0 billion and $1.1 billion on December 31, 2010 and 2009, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $105.7 million and $90.9 million in Other assets on December 31, 2010 and 2009, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. In first quarter 2010, FHN repurchased $96.0 million of debt that was being hedged in these arrangements and terminated the related interest rate swap and hedging relationship.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on its $.5 billion noncallable senior debt maturing in December 2015. This derivative qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk on this debt. The balance sheet impact of this swap was $4.1 million in Other assets on December 31, 2010. There was no ineffectiveness related to this hedge. Interest paid or received for this swap was recognized as an adjustment of the interest expense of the liability whose risk is being managed.

FHN designates derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualify for hedge accounting under ASC 815-20 using the long-haul

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

method. FHN entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain subordinated debt totaling $200 million on both December 31, 2010 and 2009. The balance sheet impact of these swaps $12.6 million and $4.8 million in Other liabilities as of December 31, 2010 and 2009, respectively. There was no ineffectiveness related to these hedges. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. In 2010, FHN's counterparty called the swap associated with the $200 million of subordinated debt. Accordingly, hedge accounting was discontinued on the date of the settlement and the cumulative basis adjustments to the associated subordinated debt are being prospectively amortized as an adjustment to interest expense over its remaining term. FHN subsequently re-hedged the subordinated debt with a new interest rate swap using the long-haul method of effectiveness assessment. In first quarter 2009, FHN's counterparty called the swap associated with $100 millionof subordinated debt. Accordingly, hedge accounting was discontinued on the date of settlement and the cumulative basis adjustments to the associated subordinated debt are being prospectively amortized as an adjustment to interest expense over its remaining term.

The following table summarizes FHN's derivatives associated with interest rate risk management activities for the year ended December 31, 2010:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2010**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$1,051,220	$ 71,289	$ 535	$ 5,812
Offsetting Upstream Interest Rate Contracts (a)	$1,051,220	$ 535	$ 74,889	$ (5,913)
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,604,000	$109,863	$ 12,636	$ 20,241
Hedged Items:				
Term Borrowings (b)	N/A	N/A	$1,604,000(c)	$(20,241)(d)

(a) Gains/losses included in the Other expense section of the Consolidated Statements of Income.
(b) Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.
(c) Represents par value of term borrowings being hedged.
(d) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

The following table summarizes FHN's derivatives associated with interest rate risk management activities for the year ended December 31, 2009:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2009**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$1,157,540	$65,760	$ 818	$(58,136)
Offsetting Upstream Interest Rate Contracts (a)	$1,157,540	$ 818	$ 69,259	$ 50,946
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,200,000	$90,936	$ 4,818	$(59,844)
Hedged Items:				
Term Borrowings (b)	N/A	N/A	$1,200,000(c)	$ 59,844(d)

(a) Gains/losses included in the Other expense section of the Consolidated Statements of Income.
(b) Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.
(c) Represents par value of term borrowings being hedged.
(d) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

FHN hedges held-to-maturity trust preferred loans with a principal balance of $211.6 million and $233.1 million as of December 31, 2010 and 2009, respectively, which have an initial fixed rate term of five years before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial five year term. These hedge relationships qualify as fair value hedges under ASC 815-20. The impact of those swaps was $17.2 million and $19.2 million in Other liabilities on the Consolidated Statements of Income as of December 31, 2010 and 2009, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk is being hedged. Gain/(loss) is included in Other income and commissions on the Consolidated Statements of Income.

The following table summarizes FHN's derivative activities associated with these loans for the year ended December 31, 2010:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2010**
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$211,583	N/A	$17,198	$ 2,023
Hedged Items:				
Trust Preferred Loans (a)	N/A	$211,583(b)	N/A	$(1,999)(c)

(a) Assets included in Loans, net of unearned income section of the Consolidated Statements of Condition.
(b) Represents principal balance being hedged.
(c) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

The following table summarizes FHN's derivative activities associated with these loans for the year ended December 31, 2009:

(Dollars in thousands)				Gains/(Losses)
Description	**Notional**	**Assets**	**Liabilities**	**2009**
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$233,083	N/A	$19,221	$ 6,640
Hedged Items:				
Trust Preferred Loans (a)	N/A	$233,083(b)	N/A	$(6,754)(c)

(a) Assets included in Loans, net of unearned income section of the Consolidated Statements of Condition.
(b) Represents principal balance being hedged.
(c) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Visa Derivative

In conjunction with the sale of a portion of its Visa Class B shares in December 2010, FHN and the purchaser entered into a derivative transaction whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. At the time of the sale the current conversion ratio of Visa Class B shares to Visa Class A shares was approximately 51 percent. FHN determined that the initial fair value of the derivative was equal to a pro rata portion of the previously accrued contingent liability for Visa litigation matters attributable to the 440,000 Visa Class B shares sold. This amount was determined to be a liability of $1.0 million.

Off-Balance Sheet Arrangements

Credit-Related Commitments. FHN enters into fixed and variable interest rate loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. FHN follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of FHN's loan commitments have maturities less than one year and reflect the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, total contractual amounts do not necessarily represent future credit exposure or liquidity requirements.

Other commitments include standby and commercial letters of credit and other credit enhancements. Standby and commercial letters of credit and other credit enhancements are conditional commitments issued by FHN to guarantee the performance and/or payment of a customer to a third party in connection with specified transactions. The credit risk involved in issuing these commitments is essentially the same as that involved in extending loan facilities to customers, as performance under any of these facilities would result in a loan being funded to the customer. See Note 22 — Fair Value of Assets and Liabilities for the book value and fair value of FHN's unfunded commitments.

FHN services loans for others, and in some cases, provides guarantees or recourse on the serviced loans. See Note 18 — Restrictions, Contingencies, and Other Disclosures for additional information.

Note 26 ❑ Restructuring, Repositioning, and Efficiency

Beginning in 2007, FHN conducted a company-wide review of business practices with the goal of improving its overall profitability and productivity. In order to redeploy capital to higher-return businesses, FHN sold 34 full-service First Horizon Bank branches in its national banking markets, discontinued national homebuilder and commercial real estate lending through its First Horizon Construction Lending offices, and executed various MSR sales. In 2008, FHN sold its national mortgage origination and servicing platform including substantially all of its mortgage pipeline, related hedges, servicing assets, certain fixed assets, and other associated assets.

In 2009, FHN contracted to sell its institutional equity research business, a division of FTN Financial. During first quarter 2010, the sale failed to close and FHN incurred an additional goodwill impairment, severance and contract terminations costs, and asset write-offs when exiting the business. Additionally, in late 2009 FHN sold and closed its Louisville remittance processing operations and the Atlanta insurance business and also cancelled a large services/consulting contract.

Net costs recognized by FHN in the year ended December 31, 2010, related to restructuring, repositioning, and efficiency activities were $17.2 million. Of this amount, $9.5 million represented exit costs that were accounted for in accordance with the Exit or Disposal Cost Obligations Topic of the FASB Accounting Standards Codification ("ASC 420").

Significant expenses recognized in 2010 resulted from the following actions:

- Severance and other employee costs of $5.6 million primarily related to the exit of the institutional equity research business and the 2009 sale of Louisville remittance processing operations.
- Goodwill impairment of $3.3 million and lease abandonment expense of $2.3 million primarily related to the closure of the institutional equity research business.
- Loss of $4.1 million related to asset impairments.

Net costs recognized by FHN in the year ended December 31, 2009, related to restructuring, repositioning, and efficiency activities were $51.9 million. Of this amount, $12.4 million represented exit costs that were accounted for in accordance with ASC 420.

Significant expenses recognized in 2009 resulted from the following actions:

- Severance and related employee costs of $5.6 million related to discontinuation of national lending operations and the sales and closures of FERP and the Atlanta insurance business.
- Loss on divestitures of $9.2 million related to the FERP and Atlanta insurance transactions.
- Loss of $13.4 million related to cancellation of a contract on external services.
- Goodwill impairment of $14.3 million related to agreement to sell FTN ECM and $2.3 million related to the closure of the remaining Atlanta insurance business.

Net costs recognized by FHN in the year ended December 31, 2008, related to restructuring, repositioning, and efficiency activities were $91.4 million. Of this amount, $49.1 million represented exit costs that were accounted for in accordance with ASC 420.

Significant expenses recognized in 2008 resulted from the following actions:

- Expense of $49.1 million associated with organizational and compensation changes due to right-sizing operating segments, the divestiture of certain First Horizon Bank branches and certain mortgage banking operations, and consolidating functional areas.
- Loss of $16.6 million on the divestiture of mortgage banking operations.
- Loss of $2.4 million from the sales of certain First Horizon Bank branches.
- Transaction costs of $12.7 million from the contracted sales of mortgage servicing rights.
- Expense of $10.7 million for the write-down of certain premises and equipment, intangibles, and other assets resulting from FHN's divestiture of certain mortgage operations and from the change in FHN's national banking strategy.

Note 26 ❑ Restructuring, Repositioning, and Efficiency (continued)

The financial results of FTN ECM (the institutional equity research business) including goodwill impairment are reflected in the Loss from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. Losses from the divestitures of the Atlanta insurance business, FERP, and certain mortgage banking operations are included in Losses on divestitures on the Consolidated Statements of Income. Transaction costs recognized in the periods presented from selling mortgage servicing rights are recorded as a reduction of Mortgage banking income in the noninterest income section of the Consolidated Statements of Income. All other costs associated with the restructuring, repositioning, and efficiency initiatives implemented by management are included in the noninterest expense section of the Consolidated Statements of Income, including severance and other employee-related costs recognized in relation to such initiatives which are recorded in Employee compensation, incentives, and benefits; facilities consolidation costs and related asset impairment costs are included in Occupancy; costs associated with the impairment of premises and equipment are included in Equipment rentals, depreciation, and maintenance or All other expense; professional fees are included in Legal and professional fees; costs associated with intangible asset impairments are included in All other expense and goodwill impairments.

Activity in the restructuring and repositioning liability for the years ended December 31, 2010, 2009, and 2008 is presented in the following table, along with other restructuring and repositioning expenses recognized. For repositioning actions initiated prior to 2010, costs associated with the reduction of national operations and termination of product and service offerings are included within the non-strategic segment while costs associated with efficiency initiatives affecting multiple segments and initiatives that occurred within regional banking and capital markets are included in the corporate segment. For repositioning actions initiated in 2010, the related costs are included in the segment that has decision-making responsibility.

(Dollars in thousands)	**2010**		2009		2008	
	Expense	**Liability**	Expense	Liability	Expense	Liability
Beginning Balance	**$ -**	**$15,903**	$ -	$24,167	$ -	$19,675
Severance and other employee related costs	**5,638**	**5,638**	5,612	5,612	24,400	24,400
Facility consolidation costs	**2,348**	**2,348**	6,511	6,511	16,751	16,751
Other exit costs, professional fees, and other	**1,468**	**1,468**	322	322	7,902	7,902
Total Accrued	**9,454**	**25,357**	12,445	36,612	49,053	68,728
Payments related to:						
Severance and other employee related costs		**8,440**		9,840		16,235
Facility consolidation costs		**3,939**		8,868		14,223
Other exit costs, professional fees, and other		**1,394**		874		7,558
Accrual reversals		**2,476**		1,127		6,545
Restructuring and Repositioning Reserve Balance (a)		**$ 9,108**		$15,903		$24,167
Other Restructuring and Repositioning Expense:						
Mortgage banking expense on servicing sales	**1,532**		548		12,667	
All other income and commissions	**27**		-		-	
Loss on divestitures	**-**		9,183		19,020	
Impairment of premises and equipment	**4,086**		2,873		5,650	
Impairment of intangible assets	**3,348**		16,753		4,030	
Impairment of other assets	**267**		10,124		993	
Other	**(1,493)**		-		-	
Total Other Restructuring and Repositioning Expense	**7,767**		39,481		42,360	
Total Restructuring and Repositioning	**$17,221**		$51,926		$91,413	

(a) Includes $1.2 million of deferred severance-related payments that will be paid after 2010.

Note 26 ❑ Restructuring, Repositioning, and Efficiency (continued)

FHN began initiatives related to restructuring in second quarter 2007. Consequently, the following table presents cumulative amounts incurred to date as of December 31, 2010, for costs associated with FHN's restructuring, repositioning, and efficiency initiatives:

(Dollars in thousands)	Charged to Expense
Severance and other employee related costs (a)	$ 61,182
Facility consolidation costs	38,741
Other exit costs, professional fees, and other	18,946
Other restructuring and repositioning (income) and expense:	
Loan portfolio divestiture	7,672
Mortgage banking expense on servicing sales	21,175
Net loss on divestitures	12,535
Impairment of premises and equipment	21,897
Impairment of intangible assets	38,131
Impairment of other assets	40,492
Other	(1,493)
Total Restructuring and Repositioning Charges Incurred to Date as of December 31, 2010	$259,278

(a) Includes $1.2 million of deferred severance-related payments that will be paid after 2010.

Note 27 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31	
(Dollars in thousands)	**2010**	2009
Assets:		
Cash	**$ 219,287**	$ -
Securities purchased from subsidiary bank under agreements to resell	**-**	17,827
Total cash and cash equivalents	**219,287**	17,827
Interest-bearing cash	**112,896**	160,999
Securities available for sale	**6,901**	7,160
Notes receivable	**3,700**	3,700
Allowance for loan losses	**(823)**	(823)
Investments in subsidiaries:		
Bank	**3,203,991**	3,455,474
Non-bank	**20,042**	20,631
Other assets	**187,247**	208,181
Total assets	**$3,753,241**	$3,873,149
Liabilities and equity:		
Other short-term borrowings and commercial paper	**$ 4,800**	$ 3,800
Accrued employee benefits and other liabilities	**141,605**	130,507
Term borrowings	**928,831**	436,374
Total liabilities	**1,075,236**	570,681
Total equity	**2,678,005**	3,302,468
Total liabilities and equity	**$3,753,241**	$3,873,149

Statements of Income	Year Ended December 31		
(Dollars in thousands)	**2010**	2009	2008
Dividend income:			
Bank	**$ 300,000**	$ -	$ -
Non-bank	**1,531**	1,261	3,852
Total dividend income	**301,531**	1,261	3,852
Interest income	**340**	570	4,035
Other income	**1,761**	1,494	(1,724)
Total income	**303,632**	3,325	6,163
Provision for loan losses	**-**	823	-
Interest expense:			
Short-term debt	**290**	298	285
Term borrowings	**11,713**	12,166	18,940
Total interest expense	**12,003**	12,464	19,225
Compensation, employee benefits and other expense	**33,476**	33,398	49,290
Total expense	**45,479**	46,685	68,515
Income/(loss) before income taxes	**258,153**	(43,360)	(62,352)
Income tax benefit	**(13,078)**	(20,514)	(20,884)
Income/(loss) before equity in undistributed net income of subsidiaries	**271,231**	(22,846)	(41,468)
Equity in undistributed net income/(loss) of subsidiaries:			
Bank	**(220,800)**	(247,205)	(148,315)
Non-bank	**(230)**	214	(2,204)
Net income/(loss) attributable to the controlling interest	**$ 50,201**	$(269,837)	$(191,987)

Note 27 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31		
(Dollars in thousands)	**2010**	2009	2008
Operating activities:			
Net income/(loss)	**$ 50,201**	$(269,837)	$ (191,987)
Less undistributed net loss of subsidiaries	**(221,030)**	(246,991)	(150,519)
Income/(loss) before undistributed net income of subsidiaries	**271,231**	(22,846)	(41,468)
Adjustments to reconcile income to net cash provided by operating activities:			
Deferred income tax provision/(benefit)	**-**	764	(1,160)
Depreciation, amortization, and other	**4,201**	5,131	3,060
Stock-based compensation expense	**6,797**	5,821	2,930
Net (increase)/decrease in interest receivable and other assets	**26,439**	(2,962)	94,931
Net decrease in interest payable and other liabilities	**155**	(507)	(110,378)
Total adjustments	**37,592**	8,247	(10,617)
Net cash provided/(used) by operating activities	**308,823**	(14,599)	(52,085)
Investing activities:			
Securities:			
Sales and prepayments	**20**	-	2,714
Purchases	**(410)**	(3,000)	(1,528)
Decrease/(increase) in interest-bearing cash	**48,103**	79,963	(34,909)
Return on investment in subsidiary	**49**	700	2,918
Cash investments in subsidiaries	**-**	-	(1,346,169)
Net cash provided/(used) by investing activities	**47,762**	77,663	(1,376,974)
Financing activities:			
Preferred stock:			
Proceeds from issuance of preferred stock and common stock warrant - CPP	**-**	-	866,540
Repayment of preferred equity – CPP	**(866,540)**	-	-
Cash dividends	**(47,780)**	(43,447)	-
Common stock:			
Exercise of stock options	**93**	3	511
Proceeds from issuance of common stock	**263,103**	-	659,656
Cash dividends	**-**	-	(120,575)
Repurchase of shares	**(1,345)**	(392)	(303)
Term borrowings:			
Proceeds from issuance of term borrowings	**496,345**	-	-
(Decrease)/increase in short-term borrowings	**1,000**	(13,030)	14,754
Other	**(1)**	80	-
Net cash (used)/provided by financing activities	**(155,125)**	(56,786)	1,420,583
Net increase/(decrease) in cash and cash equivalents	**201,460**	6,278	(8,476)
Cash and cash equivalents at beginning of year	**17,827**	11,549	20,025
Cash and cash equivalents at end of year	**$ 219,287**	$ 17,827	$ 11,549
Total interest paid	**$ 10,966**	$ 12,246	$ 19,014
Total income taxes paid	**1,713**	99,090	332,600

Note 28 ❑ Other Events

In first quarter 2011, FHN recognized a gain of $5.8 million related to the redemption of $103 million of subordinated debentures issued to First Tennessee Capital Trust I. Prior to 2010, FHN hedged the subordinated debentures utilizing the long-haul method. In first quarter 2009, FHN's counterparty called the swap associated with the subordinated debt. Accordingly, hedge accounting was discontinued on the date of settlement and the cumulative basis adjustment to the associated subordinated debt was being amortized as an adjustment to yield over the remaining term. As a result of the redemption of the debt, the remaining basis adjustment was derecognized resulting in a $5.8 million gain.

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	2010	2009	2008	2007	2006	2005	Growth Rates (%) 10/09	10/05**
Interest income:								
Interest and fees on loans	**$ 697.9**	$ 769.7	$1,153.5	$1,621.9	$1,591.0	$1,133.5	9.3 -	9.2 -
Interest on investment securities	**114.3**	141.9	162.3	188.7	188.1	125.2	19.5 -	1.8 -
Interest on loans held for sale	**18.7**	25.8	151.6	253.6	288.2	377.9	27.5 -	45.2 -
Interest on trading securities inventory	**46.4**	53.2	114.6	174.2	171.1	138.5	12.8 -	19.6 -
Interest on other earning assets	**2.9**	2.4	24.7	67.5	90.7	65.1	20.8 +	46.3 -
Total interest income	**880.2**	993.0	1,606.7	2,305.9	2,329.1	1,840.2	11.4 -	13.7 -
Interest expense:								
Interest on deposits:								
Savings	**31.3**	38.9	79.9	115.9	88.5	44.4	19.5 -	6.8 -
Time deposits	**38.6**	60.9	101.2	136.6	120.3	79.0	36.6 -	13.3 -
Other interest-bearing deposits	**8.8**	5.0	13.8	25.9	24.5	15.5	76.0 +	10.7 -
Certificates of deposit $100,000 and more	**13.0**	27.7	76.3	369.3	493.2	364.1	53.1 -	48.6 -
Interest on trading liabilities	**18.1**	20.9	33.2	51.5	76.1	80.2	13.4 -	25.7 -
Interest on short-term borrowings	**7.4**	13.0	189.6	294.1	248.9	171.9	43.1 -	46.7 -
Interest on term borrowings	**32.2**	50.1	217.6	372.0	280.7	101.1	35.7 -	20.5 -
Total interest expense	**149.4**	216.5	711.6	1,365.3	1,332.2	856.2	31.0 -	29.5 -
Net interest income	**730.8**	776.5	895.1	940.6	996.9	984.0	5.9 -	5.8 -
Provision for loan losses	**270.0**	880.0	1,080.0	272.8	83.1	67.7	69.3 -	31.9 +
Net interest income/(loss) after provision for loan losses	**460.8**	(103.5)	(184.9)	667.8	913.8	916.3	NM	12.8 -
Noninterest income:								
Capital markets	**424.0**	632.1	483.5	284.2	320.0	286.2	32.9 -	8.2 +
Mortgage banking	**167.4**	235.5	518.0	69.5	370.6	479.6	28.9 -	19.0 -
Deposit transactions and cash management	**144.8**	163.8	179.0	175.3	168.6	156.2	11.6 -	1.5 -
Trust services and investment management	**29.6**	29.5	33.8	40.3	41.5	44.6	*	7.9 -
Brokerage management fees and commissions	**24.6**	26.9	32.2	37.8	37.2	30.9	8.6 -	4.5 -
Insurance commissions	**17.9**	25.2	29.1	31.7	46.6	54.1	29.0 -	19.8 -
Debt securities gains/(losses), net	**.4**	-	.8	6.3	(75.9)	-	NM	NM
Equity securities gains/(losses), net	**10.5**	(1.2)	65.3	(7.5)	10.3	(.5)	NM	NM
Gains/(losses) on divestitures	**-**	(9.2)	(19.0)	15.7	-	7.0	NM	NM
All other income and commissions	**136.5**	152.2	145.7	162.2	186.6	182.3	10.3 -	5.6 -
Total noninterest income	**955.7**	1,254.8	1,468.4	815.5	1,105.5	1,240.4	23.8 -	5.1 -
Adjusted gross income after provision for loan losses	**1,416.5**	1,151.3	1,283.5	1,483.3	2,019.3	2,156.7	23.0 +	8.1 -
Noninterest expense:								
Employee compensation, incentives, and benefits	**688.8**	777.6	929.0	932.4	985.0	949.1	11.4 -	6.2 -
Repurchase and foreclosure provision	**189.8**	147.8	29.5	17.2	3.3	2.8	NM	NM
Foreclosed real estate	**24.9**	66.2	21.5	7.6	2.7	1.1	NM	86.6 +
Legal and professional fees	**62.7**	66.1	62.2	52.9	41.2	43.3	5.1 -	7.7 +
Occupancy	**59.1**	65.4	103.6	129.6	115.0	102.5	9.6 -	10.4 -
Operations services	**59.8**	62.5	72.6	69.5	65.7	68.7	4.3 -	2.7 -
Deposit insurance premium	**37.1**	46.3	14.7	3.3	3.2	3.0	NM	65.4 +
Contract employment	**28.8**	36.2	33.5	21.5	27.4	30.3	20.4 -	1.0 -
Equipment rentals, depreciation, and maintenance	**28.9**	34.3	56.7	72.4	73.2	73.8	15.7 -	17.1 -
Communications and courier	**22.4**	27.0	38.2	42.0	47.1	47.4	17.0 -	13.9 -
Computer software	**30.6**	26.9	30.3	53.9	34.3	28.5	13.8 +	1.4 +
Miscellaneous loan costs	**12.4**	23.0	38.2	12.8	12.1	8.0	46.1 -	9.2 +
Amortization of intangible assets	**5.5**	6.0	8.2	10.5	10.4	9.4	8.3 -	10.2 -
Goodwill impairment	**-**	2.3	-	84.1	-	-	NM	NM
All other expense	**116.3**	184.2	174.1	267.3	245.6	189.7	36.9 -	9.3 -
Total noninterest expense	**1,367.1**	1,571.8	1,612.3	1,777.0	1,666.2	1,557.6	13.0 -	2.6 -
Income/(loss) before income taxes	**49.4**	(420.5)	(328.8)	(293.7)	353.1	599.1	NM	39.3 -
Provision/(benefit) for income taxes	**(19.1)**	(174.9)	(154.4)	(139.9)	85.3	182.2	89.1 +	NM
Income/(loss) from continuing operations	**68.5**	(245.6)	(174.4)	(153.8)	267.8	416.9	NM	30.3 -
Income/(loss) from discontinued operations, net of tax	**(6.9)**	(12.8)	(3.6)	2.5	212.0	21.7	NM	NM
Income/(loss) before cumulative effect of changes in accounting principle	**61.6**	(258.4)	(178.0)	(151.3)	479.8	438.6	NM	32.5 -
Cumulative effect of changes in accounting principle, net of tax	**-**	-	-	-	1.3	(3.1)	NM	NM
Net income/(loss)	**61.6**	(258.4)	(178.0)	(151.3)	481.1	435.5	NM	32.4 -
Net income attributable to noncontrolling interest	**11.4**	11.4	14.0	18.8	18.2	10.8	*	1.1 +
Net income/(loss) attributable to controlling interest	**50.2**	(269.8)	(192.0)	(170.1)	462.9	424.7	NM	34.8 -
Preferred stock dividends	**108.0**	59.6	7.4	-	-	-	NM	NM
Net income/(loss) available to common shareholders	**$ (57.8)**	$ (329.4)	$ (199.4)	$ (170.1)	$ 462.9	$ 424.7	82.5 +	NM
Fully taxable equivalent adjustment	**$ 2.8**	$ 1.1	$ 1.4	$ 0.7	$ 1.2	$ 1.1	NM	20.5+
Earnings/(loss) per common share from continuing operations	**$ (0.22)**	$ (1.35)	$ (0.95)	$ (1.14)	$ 1.67	$ 2.70	83.7 +	NM
Diluted earnings/(loss) per common share from continuing operations	**$ (0.22)**	$ (1.35)	$ (0.95)	$ (1.14)	$ 1.62	$ 2.61	83.7 +	NM
Earnings/(loss) per share available to common shareholders	**$ (0.25)**	$ (1.41)	$ (0.96)	$ (1.13)	$ 3.10	$ 2.82	82.3 +	NM
Diluted earnings/(loss) per share available to common shareholders	**$ (0.25)**	$ (1.41)	$ (0.96)	$ (1.13)	$ 3.01	$ 2.73	82.3 +	NM

Certain previously reported amounts have been reclassified to agree with current presentation.
NM – not meaningful
* Amount is less than one percent.
** Compound annual growth rate.

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

	2010			2009			Average Balance Growth(%)
(Fully taxable equivalent) *(Dollars in millions)*	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	10/09
Assets:							
Earning assets:							
Loans, net of unearned income (a)	**$17,131.8**	**$700.3**	**4.09%**	$19,579.3	$770.3	3.93%	12.5 -
Loans held for sale	**462.3**	**18.8**	**4.06**	546.8	25.8	4.72	15.5 -
Investment securities:							
U.S. Treasuries	**73.2**	**.5**	**.68**	50.1	.9	1.86	46.1 +
U.S. government agencies	**2,280.6**	**103.9**	**4.56**	2,446.6	130.4	5.33	6.8 -
States and municipalities	**41.5**	**.6**	**1.40**	51.9	1.1	2.10	20.0 -
Other	**255.6**	**9.5**	**3.72**	303.5	9.7	3.18	15.8 -
Total investment securities	**2,650.9**	**114.5**	**4.32**	2,852.1	142.1	4.98	7.1 -
Capital markets securities inventory	**1,107.0**	**42.3**	**3.82**	974.2	36.9	3.79	13.6 +
Mortgage banking trading securities	**45.3**	**4.4**	**9.75**	131.9	16.5	12.47	65.7 -
Other earning assets:							
Federal funds sold and securities purchased under agreements to resell	**592.6**	**.5**	**.09**	675.1	1.0	.14	12.2 -
Interest-bearing cash	**970.3**	**2.3**	**.24**	614.4	1.4	.23	57.9 +
Total other earning assets	**1,562.9**	**2.8**	**.18**	1,289.5	2.4	.18	21.2 +
Total earning assets	**22,960.2**	**883.1**	**3.85**	25,373.8	994.0	3.92	9.5 -
Allowance for loan losses	**(805.5)**			(955.6)			15.7 +
Cash and due from banks	**371.2**			436.7			15.0 -
Capital markets receivables	**153.1**			202.9			24.5 -
Premises and equipment, net	**312.3**			325.2			4.0 -
Other assets	**2,686.1**			2,764.8			2.8 -
Total assets/Interest income	**$25,677.4**	**$883.1**		$28,147.8	$994.0		8.8 -
Liabilities and shareholders' equity:							
Interest-bearing liabilities:							
Interest-bearing deposits							
Savings	**$ 5,507.4**	**$ 31.3**	**.57%**	$ 4,507.8	$ 38.9	.86%	22.2 +
Time deposits	**1,594.6**	**38.6**	**2.42**	2,163.1	60.9	2.81	26.3 -
Other interest bearing deposits	**3,099.9**	**8.8**	**.29**	2,030.9	5.0	.25	52.6 +
Total interest-bearing core deposits	**10,201.9**	**78.7**	**.77**	8,701.8	104.8	1.20	17.2 +
Certificates of deposit $100,000 and more	**578.4**	**13.0**	**2.25**	1,369.2	27.7	2.02	57.8 -
Federal funds purchased and securities sold under agreements to repurchase	**2,615.5**	**6.2**	**.24**	2,486.3	5.2	.21	5.2 +
Capital markets trading liabilities	**547.4**	**18.1**	**3.30**	536.2	20.9	3.89	2.1 +
Other short-term borrowings and commercial paper	**227.8**	**1.3**	**.56**	2,663.0	7.6	.29	91.4 -
Term borrowings	**2,915.1**	**32.2**	**1.10**	3,506.9	50.2	1.43	16.9 -
Total interest-bearing liabilities	**17,086.1**	**149.5**	**.87**	19,263.4	216.4	1.12	11.3 -
Noninterest-bearing deposits	**4,424.0**			4,485.0			1.4 -
Capital markets payables	**103.2**			139.9			26.2 -
Other liabilities	**772.1**			807.4			4.4 -
Total liabilities	**22,385.4**			24,695.7			9.4 -
Shareholders' equity	**2,996.8**			3,156.9			5.1 -
Noncontrolling interest (Note 12)	**295.2**			295.2			NM
Total equity	**3,292.0**			3,452.1			4.6 -
Total liabilities and equity/Interest expense	**$25,677.4**	**$149.5**		$28,147.8	$216.4		8.8 -
Net interest income-tax equivalent basis/Yield		**$733.6**	**3.20%**		$777.6	3.06%	
Fully taxable equivalent adjustment		**(2.8)**			(1.1)		
Net interest income		**$730.8**			$776.5		
Net interest spread			**2.98%**			2.80%	
Effect of interest-free sources used to fund earning assets			**.22**			.26	
Net interest margin			**3.20%**			3.06%	

Certain previously reported amounts have been reclassified to agree with current presentation.
Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2008			2007			2006			2005			Average Balance Growth(%)
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	10/05 (b)
$21,660.7	$1,154.1	5.33%	$22,106.7	$1,622.3	7.34%	$21,504.2	$1,591.4	7.40%	$18,334.7	$1,133.9	6.18%	1.3 -
2,588.0	151.6	5.86	3,876.2	253.6	6.54	4,336.6	288.2	6.64	5,980.1	377.9	6.32	40.1 -
46.7	1.1	2.30	99.0	4.8	4.83	56.8	2.7	4.72	41.7	1.1	2.57	11.9 +
2,618.9	146.0	5.57	3,033.2	172.0	5.67	3,161.5	173.3	5.48	2,635.3	115.1	4.37	2.8 -
37.8	1.8	4.92	1.8	-	.90	1.9	-	1.26	4.7	.2	5.01	54.6 +
260.6	13.9	5.32	246.2	12.0	4.89	261.3	12.8	4.90	224.5	9.4	4.21	2.6 +
2,964.0	162.8	5.49	3,380.2	188.8	5.59	3,481.5	188.8	5.42	2,906.2	125.8	4.33	1.8 -
1,519.3	69.5	4.57	2,172.9	115.0	5.29	2,394.0	127.5	5.33	2,155.6	101.4	4.70	12.5 -
350.5	45.5	12.98	483.9	59.4	12.28	403.0	43.7	10.84	303.5	37.2	12.27	31.6 -
1,175.7	23.0	1.96	1,355.0	65.7	4.85	1,892.5	89.2	4.71	2,288.0	64.8	2.83	23.7 -
168.0	1.6	.98	30.5	1.8	5.97	30.5	1.5	1.47	8.1	.3	.32	NM
1,343.7	24.6	1.84	1,385.5	67.5	4.88	1,923.0	90.7	4.54	2,296.1	65.1	2.74	7.4 -
30,426.2	1,608.1	5.29	33,405.4	2,306.6	6.91	34,042.3	2,330.3	6.83	31,976.2	1,841.3	5.74	6.4 -
(563.1)			(234.1)			(204.7)			(175.3)			35.7 -
653.9			821.5			787.4			726.0			12.6 -
294.7			156.8			173.1			574.0			*
359.4			433.7			432.3			394.2			4.6 -
3,251.6			3,592.1			3,534.2			3,065.3			2.6 -
$34,422.7	$1,608.1		$38,175.4	$2,306.6		$38,764.6	$2,330.3		$36,560.4	$1,841.3		6.8 -
$ 4,274.9	$ 79.9	1.87%	$ 3,567.6	$ 115.9	3.24%	$ 3,191.4	$ 88.5	2.77%	$ 2,843.1	$ 44.4	1.56%	14.1 +
2,549.7	101.2	3.97	2,909.0	136.6	4.69	2,795.3	120.3	4.30	2,242.8	79.0	3.52	6.6 -
1,816.8	13.9	.73	1,845.6	25.9	1.40	1,848.1	24.5	1.32	1,770.5	15.5	.87	11.9 +
8,641.4	195.0	2.25	8,322.2	278.4	3.34	7,834.8	233.3	2.98	6,856.4	138.9	2.03	8.3 +
2,012.0	76.3	3.79	6,892.3	369.3	5.36	9,747.7	493.2	5.06	10,896.3	364.1	3.34	44.4 -
3,414.3	69.8	2.05	4,853.6	229.1	4.73	4,562.9	208.9	4.58	4,582.2	136.6	2.98	10.6 -
702.4	33.2	4.73	950.6	51.5	5.42	1,338.9	76.1	5.68	1,519.3	80.2	5.28	18.5 -
5,138.5	119.7	2.33	1,345.7	65.0	4.81	795.0	40.0	5.04	994.8	35.3	3.55	25.5 -
6,108.6	217.6	3.56	6,567.7	372.0	5.66	5,062.4	280.7	5.54	2,560.1	101.1	3.95	2.6 +
26,017.2	711.6	2.74	28,932.1	1,365.3	4.72	29,341.7	1,332.2	4.54	27,409.1	856.2	3.12	9.0 -
4,267.5			5,099.3			5,169.2			5,263.1			3.4 -
269.5			179.3			231.8			404.0			23.9 -
937.9			1,245.9			1,303.6			1,077.3			6.4 -
31,492.1			35,456.6			36,046.3			34,153.5			8.1 -
2,635.4			2,423.5			2,423.0			2,177.0			6.6 +
295.2			295.3			295.3			229.9			5.1 +
2,930.6			2,718.8			2,718.3			2,406.9			6.5 +
$34,422.7	$ 711.6		$38,175.4	$1,365.3		$38,764.6	$1,332.2		$36,560.4	$ 856.2		6.8 -
	$ 896.5	2.95%		$ 941.3	2.82%		$ 998.1	2.93%		$ 985.1	3.07%	
	(1.4)			(.7)			(1.2)			(1.1)		
	$ 895.1			$ 940.6			$ 996.9			$ 984.0		
		2.55%			2.19%			2.29%			2.62%	
		.40			.63			.64			.45	
		2.95%			2.82%			2.93%			3.07%	

* Amount less than one percent.
(a) Includes loans on nonaccrual status.
(b) Compound annual growth rate.
NM – not meaningful

Total Shareholder Return Performance Graph

Notwithstanding anything to the contrary set forth in any of First Horizon's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this annual report, in whole or in part, the following Total Shareholder Return Performance Graph shall not be incorporated by reference into any such filings.

The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standard and Poor's 500 index, Keefe, Bruyette & Woods Regional Bank Index, and the top 30 bank holding companies in the U.S. based on reported asset size as of December 31, 2010. The KBW Regional Bank Index is being included for the first time this year in First Horizon's performance graph, and First Horizon intends to cease including the Top 30 in future years. First Horizon believes that the KBW Regional Bank Index is readily accessible to shareholders and is comprised of a more representative peer group than the Top 30 in terms of market performance.


Total Shareholder Return
2005-2010
$140
$120
$100
$80
$60
$40
$20
$0
2005
2006
2007
2008
2009
2010
First Horizon National Corp
Top 30 Banks
S&P 500 Index
KBW Regional Bank Index

	2005	2006	2007	2008	2009	2010
First Horizon National Corp	$100.00	$113.37	$ 54.13	$ 35.62	$48.56	$45.41
Top 30 Banks	100.00	118.73	100.05	71.72	72.45	83.73
S&P 500 Index	100.00	103.00	117.03	121.16	74.53	92.01
KBW Regional Bank Index	100.00	111.08	94.50	89.26	84.03	99.34

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2005 and dividends are reinvested. For purposes of this graph, the impact of stock dividends distributed by FHN in 2008, 2009, and 2010 have been excluded. Returns are market-capitalization weighted.

The Top 30 consists of the following (with First Horizon excluded): Associated Banc-Corp, Bank of America Corporation, Bank of New York Mellon Corporation, BB&T Corporation, BOK Financial Corporation, Capital One Financial Corporation, Citigroup Inc., City National Corporation, Comerica Incorporated, Commerce Bancshares, Inc., East West Bancorp, Inc., Fifth Third Bancorp, First Citizens BancShares, Inc., First Niagara Financial Group, Inc., First Republic Bank, Huntington Bancshares Incorporated, JPMorgan Chase & Co., KeyCorp, M&T Bank Corporation, Marshall & Ilsley Corporation, Northern Trust Corporation, PNC Financial Services Group, Inc., Regions Financial Corporation, State Street Corporation, SunTrust Banks, Inc., Synovus Financial Corp., U.S. Bancorp, Wells Fargo & Company, and Zions Bancorporation.

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corporate officers

as of March 1, 2011

Thomas C. Adams Jr.
Executive Vice President
Funds Management
Corporate Treasurer

Clyde A. Billings Jr.
Senior Vice President
Assistant General Counsel and
Corporate Secretary

Charles G. Burkett
President – Banking

John M. Daniel
Chief Human Resources Officer

D. Bryan Jordan
President and Chief Executive Officer

James F. Keen
Executive Vice President
Chief Accounting Officer

Michael E. Kisber
President – FTN Financial

William C. Losch III
Executive Vice President
Chief Financial Officer

Gregory D. Jardine
Chief Credit Officer

Charles T. Tuggle Jr.
Executive Vice President
General Counsel

Yousef A. Valine
Chief Risk Officer

board of directors

as of March 1, 2011

Robert B. Carter
Executive Vice President
FedEx Information Services and
Chief Information Officer, FedEx Corp.

John C. Compton
Chief Executive Officer
PepsiCo Americas Foods
PepsiCo, Inc.

Mark A. Emkes
Commissioner
Department of Finance and Administration
State of Tennessee

Vicky B. Gregg
Chief Executive Officer
BlueCross BlueShield of Tennessee

James A. Haslam III
Chief Executive Officer
Pilot Travel Centers LLC

D. Bryan Jordan
President and Chief Executive Officer
First Horizon National Corp.

R. Brad Martin
Chairman
RBM Venture Co.

Vicki R. Palmer
President
The Palmer Group LLC

Colin V. Reed
Chairman of the Board
and Chief Executive Officer
Gaylord Entertainment Co.

Michael D. Rose
Chairman of the Board
First Horizon National Corp.

William B. Sansom
Chairman of the Board
and Chief Executive Officer
The H.T. Hackney Co.

Luke Yancy III
President and Chief Executive Officer
Mid-South Minority Business Council

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HOW TO REACH US

HEADQUARTERS
165 Madison Avenue
Memphis, TN 38103
(800) 489-4040
www.fhnc.com

CAREER OPPORTUNITIES
(800) 489-4040, dial 1, then ext. 5308
www.fhncareers.com

COMMUNITY RELATIONS
(866) 365-4313
E-mail: jaguy@firsthorizon.com

FIRST TENNESSEE BANK
(800) 382-5465
www.ftb.com

FTN FINANCIAL
(800) 456-5460
www.ftnfinancial.com

INVESTOR RELATIONS
(800) 410-4577
E-mail: investorrelations@firsthorizon.com

MEDIA RELATIONS
(866) 365-4313
E-mail: jhbradley@firsthorizon.com

SHAREHOLDER RELATIONS
TRANSFER AGENT: WELLS FARGO
(877) 536-3558
www.wellsfargo.com/com/shareowner_services

TICKER SYMBOL
NYSE:FHN


FIRST HORIZON
NATIONAL CORPORATION